

Valero

2023 Notice of Annual Meeting of Stockholders

PROXY STATEMENT & ANNUAL REPORT ON FORM 10-K

Notice of 2023 Annual Meeting of Stockholders

The 2023 annual meeting of stockholders of Valero Energy Corporation is scheduled to be held in a virtual format as follows:



MEETING DATE & TIME:

Tuesday, May 9, 2023
11 a.m., Central Time



MEETING SITE:

www.virtualshareholdermeeting.com/VLO2023



RECORD DATE:

March 13, 2023

The purpose of the annual meeting is to consider and vote on the following:

Voting Matters	Board Recommendation	Proxy Statement Disclosure Begins on
(1) Elect Directors	**FOR** **each director nominee**	p. 11
(2) Ratify KPMG LLP as independent auditor	**FOR**	p. 96
(3) Advisory vote to approve 2022 executive compensation	**FOR**	p. 99
(4) Advisory vote to recommend the frequency of stockholder advisory votes on executive compensation	**FOR "EVERY YEAR"**	p. 100
(5)-(6) Two stockholder proposals, if properly presented	**AGAINST** **each stockholder proposal**	p. 101
(7) Other matters, if any, properly brought before the meeting		

Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249
March 22, 2023

By order of the Board of Directors,

[signature]

Richard J. Walsh

Senior Vice President, General Counsel and Secretary



Letter From Our Chairman and Chief Executive Officer



Dear Stockholder,

Reflecting back, the COVID-19 pandemic had an extraordinary impact on families, communities and businesses across the globe. The energy business was among those confronted by unprecedented demand contraction. Despite the pandemic-imposed challenges and several severe weather events, we remained steadfast in the execution of our strategy, pursuing excellence in operations, investing for resilience and earnings growth with a comprehensive roadmap to further reduce emissions through economic low-carbon projects and honoring our commitment to stockholder returns.

A Record Year

In 2022, we delivered strong financial performance, earning a record net income of $29.04 per share. In addition, 2022 was also our best year ever for combined employee and contractor safety, a testament to our long-standing commitment to safe, reliable and environmentally responsible operations.

We continued to maximize refining utilization in a safe, reliable and environmentally responsible manner as product demand through our wholesale system surpassed 2019's pre-pandemic levels, and we ended the year strong, with our refineries running at 97% capacity utilization, our highest capacity utilization since 2018.

Our renewable diesel business set another sales volume record in the fourth quarter with the startup of our Diamond Green Diesel ("DGD") joint venture's new Port Arthur plant. The project was completed under budget and ahead of schedule and brings DGD's total annual production capacity to approximately 1.2 billion gallons of renewable diesel and approximately 50 million gallons of renewable naphtha.

On the financial side, we continued to strengthen our balance sheet, completing the payoff of all of the incremental debt incurred during the pandemic and ending the year with $4.9 billion of cash and cash equivalents. The debt to capitalization ratio, net of cash and cash equivalents, was approximately 21% as of December 31, 2022, down from the pandemic high of 40% at the end of March 2021, which was largely the result of the $4 billion of debt incurred during the height of the COVID-19 pandemic. We also honored our commitment to stockholders, returning $6.1 billion through dividends and stock purchases.

Lastly, we expanded board diversity with 7 of 11 (64%) Independent Directors representing gender or racial/ethnic diversity.

Steadfast Execution of Our Strategy

None of this would have been possible without Team Valero's steadfast execution of the strategy that has been in place for nearly a decade. The tenants of this strategy which enable us to meet the challenge of supplying the world's need for reliable and affordable energy in an environmentally responsible manner are:

Maintain manufacturing excellence through safe, reliable and environmentally responsible operations.

- We have and will continue to invest to maintain our best-in-class refining assets.
- Ten of our refineries have achieved OSHA VPP Star Site status, which is the most approved for any refiner.
- Mechanical availability continues to trend upwards, and the trailing three-year average has remained above 97% since 2018.
- We continue to set records for our critical safety and environmental metrics.
- This relentless focus has benchmarked us as one of the most efficient and lowest operating cost producers among our peers, with the lowest operating cost in our peer group every year since 2013.

Grow earnings through market expansion, margin improvement and operating cost control, with rigorous investment evaluation and execution.

- We continue to invest to improve margins and light product yields with the Port Arthur Coker project, which is expected to be completed in the second quarter of 2023 and to increase the refinery's throughput capacity, while also improving turnaround efficiency.
- We have also invested to upgrade product value with projects such as the Houston and St. Charles Alkylation Units.
- Projects to install cogeneration units at our Wilmington and Pembroke refineries have contributed to resilience, cost control and margin expansion.
- Investments in crude logistics such as the Diamond Pipeline, Red River Pipeline and Glass Mountain Pipeline connection have improved access to North American crude and have lowered refinery feedstock costs.
- Investments in products logistics such as the Central Texas pipelines and terminals and the Pasadena refined products terminal have extended product supply in higher demand domestic markets while also expanding product export and biofuels blending capabilities.
- Investments in international logistics such as the acquisitions of storage facilities in Wales and a fuels distribution business in Peru have expanded our distribution capabilities.
- Development of our Mexico wholesale business with a growing and flexible logistics supply system has allowed us to become one of the largest importers of light products into Mexico, driving further margin improvement and market expansion.

Explore economic low-carbon projects that leverage Valero's project development and manufacturing expertise.

- On a consolidated basis, we have invested more than $5 billion to date in a world-scale low-carbon portfolio of ethanol and renewable diesel production.
- These investments have made Valero one of the world's largest producers of low-carbon transportation fuels.
- We continue to deliver long-term value to stockholders with low-carbon fuels investments that meet or exceed our after-tax internal rate of return ("IRR") threshold, such as our recently announced sustainable aviation fuel ("SAF") project, which is expected to give the DGD Port Arthur plant the capability to upgrade approximately half of its current 470 million gallons per year production capacity to SAF.
- Our previously announced large-scale carbon sequestration project is expected to enable production of low-carbon ethanol at many of our ethanol plants and should uniquely position these assets for additional opportunities such as alcohol-to-jet, in addition to margin uplift on low-carbon intensity ethanol.
- In addition, we are advancing the evaluation of other low-carbon projects such as low-carbon hydrogen, cellulosic ethanol, renewable propane and additional renewable naphtha and carbon sequestration projects, and we are supporting the development of a tailpipe CO_2 onboard capture system, with the objective of reducing GHG emissions from the use of transportation fuels in internal combustion engines.
- These initiatives provide a clear roadmap to achieving our refinery greenhouse gas ("GHG") emissions reduction/displacement targets for 2025 and 2035 while generating an adequate return for our stockholders.

Utilize a disciplined capital allocation framework that emphasizes an investment grade credit rating while delivering distinctive financial results and peer-leading returns to stockholders.*

- Since 2014, our cash flow generation and approach to capital allocation have enabled us to significantly enhance shareholder value.
- Over this time period, we have reduced our share count by almost 30%, increased the dividend per share by over 370% and returned approximately $23.6 billion to shareholders through dividends and stock purchases.
- Over this same time period, our market capitalization has more than doubled, driving a total shareholder return ("TSR") of 306% since 2014, versus a TSR of 130% for the S&P 500, making Valero the best performing energy company in the S&P 500.

* Data in these bullet points is from December 31, 2014 - January 27, 2023.

Commitment to our people and our communities.

- In 2022, Valero and our employees generously pledged a record $19 million to the United Way across the U.S., which will be distributed to the communities where we work and operate.
- Our employees also volunteered more than 100,000 hours last year, from building homes and donating blood, to mentoring students and providing meals for families.
- With the generous support of our business partners, more than $22 million was raised at the Valero Texas Open and Benefit for Children in 2022, bringing the all-time tournament total to $209 million, with $205 million raised since Valero became the title sponsor in 2002. The Valero Texas Open has grown to become the number one tournament on the PGA Tour in charitable giving.

Thank You

We hope these highlights demonstrate our commitment to and execution of our strategy. We welcome continued engagement and dialogue with stockholders and other stakeholders. Thank you for your support and trust.

Joseph W. Gorder
Chairman and Chief Executive Officer
March 22, 2023



Table of Contents

Our Board is soliciting proxies to be voted at our annual meeting of stockholders to be held on May 9, 2023 (the "Annual Meeting"). The accompanying notice describes the time, place, and purposes of the Annual Meeting. Action may be taken at the Annual Meeting or on any date to which the meeting may be adjourned. Unless otherwise indicated, the terms "Valero," "we," "our," and "us" in this proxy statement may refer to Valero Energy Corporation, to one or more of our consolidated subsidiaries, or to all of them taken as a whole. "Board" means our board of directors.

Holders of record of our common stock, par value $0.01 ("Common Stock"), at the close of business on March 13, 2023 (the "Record Date") are entitled to vote on the matters presented at the Annual Meeting. Our proxy materials are first being sent or made available on or about March 22, 2023, to stockholders entitled to vote at the Annual Meeting.

ESG AND CLIMATE-RELATED DISCLOSURES AND OTHER MATTERS

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE ("ESG") DISCLOSURE AND TRANSPARENCY

The disclosures, reports, and actions below were made or taken under Board oversight led by our Sustainability and Public Policy Committee (and, prior to 2022, our formerly titled Nominating/Governance and Public Policy Committee).

Spotlight on Environmental Justice

Environmental Justice Audit Report and Racial Equity Assessment. In February of 2023, we published on our website (i) our 2023 Environmental Justice Audit Report containing the results of an independent audit conducted by a third-party consultant with expertise in social/environmental justice and community assessments, and (ii) a racial equity assessment we commissioned from an independent civil rights expert. The conclusions of the independent environmental justice audit and racial equity assessment were positive with respect to our racial equity and environmental justice disclosures, policies, practices and commitments. See "Proposal No. 6—Stockholder proposal to oversee and issue an additional racial equity audit and report— Board Recommendation and Opposition Statement" for further details.

Environmental Justice Policy Statement. We were one of the first major energy companies to have a formal environmental justice policy and an active environmental justice program. Our long-standing written environmental justice policy statement is included annually in our ESG Report, and is also published and available as a separate document on our website.

Task Force on Climate-Related Financial Disclosures ("TCFD") Reports.

- *2022.* In 2022, we engaged HSB Solomon Associates LLC ("Solomon") to conduct a scenario analysis under the assumptions of the International Energy Agency's ("IEA") Net Zero by 2050 Scenario, a scenario that focuses on an extremely ambitious transition to a lower-carbon economy. ***Among Solomon's independent conclusions, which are set forth in our 2022 TCFD Report, were that under the Net Zero by 2050 Scenario as applied by Solomon (i) our overall refining portfolio would be resilient under this scenario, and (ii) our strategy of continuing to operate one of the most competitive and efficient refining fleets would be aligned with the net zero goals of the Paris Agreement.***

- *2018 and 2021.* We also published a TCFD Report in 2018, applying the assumptions of the IEA's 2°C demand scenario, and in 2021, applying the assumptions of the IEA's Sustainable Development Scenario (which is described as a well-below 2°C scenario), and in each case Solomon independently concluded that our overall refining portfolio would be resilient in such a low-carbon marketplace.

Net Scope 3 Intensity. In our 2022 TCFD Report and our 2022 ESG Report we disclose Valero's 2021 Net Scope 3 Intensity in kg CO_2e per barrel of company throughput and production (for low-carbon fuels), which compares the GHG emissions from the use of the products we manufacture relative to peer performance.[1]

2025 and 2035 GHG Emissions Targets. We have established and disclosed targets to reduce/displace global refinery Scope 1 and 2 GHG emissions by 63% by 2025 and by 100% by 2035, and have disclosed that we are on track to achieve both targets. In 2022, our performance exceeded our 2025 target, which is three years early.

Third-Party Limited Assurance of GHG Emissions Disclosures. Since 2021, we have engaged an independent third party to evaluate and issue an assurance statement on the accuracy and reliability of certain of our GHG emissions disclosures, including our global refinery Scope 1 and 2 GHG emissions disclosures. In 2023, we also obtained third-party limited assurance on the accuracy and reliability of our 2021 Net Scope 3 Intensity disclosure. We intend to continue obtaining limited assurance on our GHG emissions disclosures each year.

Third-Party Limited Assurance on GHG Targets. In 2023, we also obtained third-party limited assurance on each component of our 2025 and 2035 GHG reduction/displacement targets, and we intend to obtain such assurance annually going forward.

2022 ESG Report. In 2022, we published our 2022 ESG Report (previously titled our Stewardship and Responsibility Report), which contains new and updated disclosures on a variety of ESG topics, including new and emerging technologies that can contribute to the reduction of GHG emissions of transportation fuels, safety, reliability and environmental matters, community engagement and environmental justice, governance activities, water management and biodiversity projects, environmental performance metrics, physical resilience efforts, our GHG emissions targets, and human capital and diversity and inclusion ("D&I") matters, among others.

EEO-1 Report. Within our 2022 ESG Report, we again included a report with U.S. employee diversity data and statistics that correspond to our 2021 EEO-1 Report that was filed with the Equal Employment Opportunity Commission in 2022. We have committed to providing this disclosure annually going forward.

Value Chain Analysis for GHG Emissions. In 2022, in response to stockholder feedback and engagement, we analyzed our value chain for GHG emissions disclosures. As further discussed in our 2022 TCFD Report, despite reviewing millions of transactions with thousands of counterparties upstream and downstream of our refineries, such value chain analysis proved to be complicated and yielded insufficient data to meaningfully quantify GHG emissions related to the use of the products we manufacture.[2] To address these limitations, we disclosed 2021 Net Scope 3 Intensity relative to peer performance, as noted above.

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[1] The notes at the end of these reports contain additional information on Net Scope 3 Intensity and peers.
[2] The pages near the end of such report contain additional information on our 2022 value chain analysis.

CDP Climate Change Questionnaire. In 2022, we again submitted responses to the CDP's Climate Change Questionnaire. We have committed to responding annually going forward.

SASB Reports.[3] In 2022, for the third straight year, we published our annual SASB Report for current year data that also aligns our performance data with the recommendations of the SASB framework in the Oil and Gas – Refining and Marketing industry standard at the time of such report. We have committed to publishing a SASB Report (within our ESG Report) annually going forward.

Climate-Lobbying Report. In 2022, in addition to again reporting on all trade associations to which we pay $50,000 or more annually, we again conducted a climate-lobbying alignment analysis with respect to certain trade associations with lobbying activities, and updated the climate-lobbying report published on our website. This assessment concluded that these trade associations that conduct lobbying activities are substantially aligned with, or are in the process of being aligned with, Valero's vision of providing affordable and sustainable energy while reducing GHG emissions.

These ESG and climate-related reports, policies, and disclosures are published on our website at www.valero.com > Investors > ESG > Reports and Presentations. Our climate-lobbying report and disclosures concerning our political engagement, climate-lobbying, and trade associations are available on our website (under Investors > ESG > Political Engagement). *These reports, policies, and disclosures, as well as those discussed elsewhere in this proxy statement, are not part of this proxy statement, are not "soliciting material," are not deemed filed with the Securities and Exchange Commission ("SEC"), and are not to be incorporated by reference into any of Valero's filings with the SEC, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only.*

LINKING COMPENSATION TO ESG AND CLIMATE

Energy Transition Modifier to Performance Shares. In 2021, our Human Resources and Compensation Committee strengthened the ties between executive compensation and ESG priorities through the addition of an energy transition modifier to our long-term incentive ("LTI") program, tying executive compensation with our publicly disclosed GHG emissions reduction/displacement target for 2025 and the deployment of capital to low-carbon initiatives. As noted above, in 2022, our performance exceeded our 2025 GHG reduction/displacement target, which is three years ahead of schedule. Accordingly, in February of 2023, our Human Resources and Compensation Committee approved a modification to our energy transition performance modifier for future grants of performance shares that continues on to our 2035 GHG reduction/displacement target, which is discussed in further detail in the "Compensation Discussion and Analysis" section below. The energy transition modifier was added to our performance shares to align LTI pay with Valero's comprehensive and innovative low-carbon fuels growth strategy, and has received overwhelmingly positive responses from stockholders.

ESG Component of Annual Bonus. Valero's annual bonus program includes both health, safety, and environmental ("HSE") performance measures and ESG efforts and improvements measures, which contain multiple objectives, including objectives with respect to D&I, environmental stewardship, sustainability, compliance, and corporate citizenship and community.

See the "Compensation Discussion and Analysis" section below for additional information.

LOW-CARBON PROJECTS, INVESTMENTS, AND INNOVATION

Low-Carbon Capital Expenditures and Allocation. To date, we have invested $5.1 billion[4] in our low-carbon fuels businesses, and we expect additional growth opportunities in this area.

Growing our Low-Carbon Fuels Production. In 2022, we started up our new renewable diesel plant next to our Port Arthur refinery, which increased our total production capacity of renewable diesel to approximately 1.2 billion gallons per year and renewable naphtha (used to produce renewable gasoline and renewable plastics) to approximately 50 million gallons per year.

Sustainable Aviation Fuel. In January of 2023, we announced the final investment decision on a large-scale sustainable aviation fuel project at our renewable diesel plant in Texas, which is expected to be completed in 2025.

Carbon Capture and Sequestration. We have a large-scale carbon capture and sequestration project with BlackRock Global Energy & Power Infrastructure Fund III ("BlackRock") and Navigator Energy Services ("Navigator") and are evaluating other stand-alone projects.

Other Low-Carbon Opportunities. We continue to evaluate and advance investments in economic, low-carbon projects, such as sustainable aviation fuel, renewable hydrogen, renewable naphtha, arctic grade renewable diesel, corn fiber cellulosic ethanol, carbon sequestration, and other projects intended to lower the carbon intensity of our products, or that could lead to the introduction of new products. In evaluating such projects, we have applied the same 25% after-tax IRR hurdle rate as for other investments. As further discussed in our 2022 ESG Report, in 2022, we disclosed our support of the development of a filtration membrane that could remove more than 90% of the CO_2 emissions of an internal combustion engine vehicle.

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[3] The Sustainability Accounting Standards Board ("SASB") is now the Value Reporting Foundation.
[4] Our investment to date in our low-carbon fuels businesses consists of $3.4 billion in capital investments to build our renewable diesel business and $1.7 billion to build our ethanol business. Capital investments in renewable diesel represent 100% of the capital investments made by Diamond Green Diesel Holdings LLC, a consolidated joint venture.

CYBERSECURITY, COMPLIANCE, D&I, AND HUMAN RIGHTS AT VALERO

CYBERSECURITY AND INFORMATION TECHNOLOGY ("IT") HIGHLIGHTS

Annual Cybersecurity and IT Trainings. All Valero employees are required to complete annual computer-based cybersecurity and IT training.

Cybersecurity and IT Awareness Month Campaign. Valero holds an annual company-wide cybersecurity and IT awareness month campaign to better inform employees about the importance of this topic, and in 2022 this campaign included the roll out of a series of timely headline news items, videos and posters, and the hosting of a special presentation on current events and threats by a third-party security and compliance consultant.

Third-Party Expert Review/Audit. *Valero engages third-party experts regularly to conduct cybersecurity and risk assessment testing, including penetration testing, firewall reviews and PCI Data Security Standard testing.*

Annual Incident Response Exercise. Each year Valero engages a third-party expert to oversee a cybersecurity incident response exercise to test pre-planned response actions from Valero's Information Security Incident Response Plan and to facilitate group discussions regarding the effectiveness of Valero's cybersecurity incident response strategies and tactics.

See "Board Oversight - Cybersecurity and IT" below for more information on Valero's oversight of such matters.

COMPLIANCE, ETHICS, AND CORPORATE CONDUCT HIGHLIGHTS

Robust Compliance Training. Valero requires all employees to triennially complete training on its *Code of Business Conduct and Ethics* and periodically requires trainings on other compliance and corporate matters, including conduct and ethics, helpline reporting, data privacy and information security, among others. In 2022, Valero launched new training videos on its anti-bribery and anti-corruption, conflicts of interest, and gifts and entertainment policies.

Promoting Business Ethics Awareness. Valero publishes its *Code of Business Conduct and Ethics* and *Conduct Guidelines for Business Partners* in multiple languages. Annually, Valero holds a company-wide Corporate Compliance and Ethics Week to shine a spotlight on the importance of compliance, ethics, and corporate conduct.

See "Board Oversight - Compliance, Ethics, and Corporate Misconduct" below for more information.

D&I AT VALERO

Board Diversity. *100 percent of our committee chairs, and at least one member of each committee, represent diversity of either gender or race/ethnicity.* In 2021 the Nominating and Corporate Governance Committee amended its charter with respect to the committee's search for director candidates to require that the initial list of candidates from which the director is nominated include, but need not be limited to, diverse qualified candidates (a "Rooney Rule" amendment). *Additionally, 36.4 percent our of director nominees for the Annual Meeting are female and 36.4 percent represent racial/ethnic diversity.*

Diverse External Executive Officer Candidates. In 2022, the Nominating and Corporate Governance Committee (and, subsequently, the full Board) approved a policy, included in Valero's *Corporate Governance Guidelines*, which provides that when executive officers (as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of Valero are recruited from outside the company, the initial list of candidates will include qualified gender and racially diverse candidates among the candidates presented.

Diversity Recruiting and Retention. We have increased our efforts to recruit, retain, and promote a diverse workforce and foster a culture of inclusion through various efforts, including targeted recruiting strategies aimed at improving our outreach to underrepresented groups, and educational and training programs on topics such as objective hiring and the advantages of a diverse workforce. Our intern program class of 2022 was the most diverse in the history of our program, with 43 percent being female and 43 percent representing a racial or ethnic minority.

Employee Diversity Progress. Of our total employees as of December 31, 2022, approximately 30 percent of our global professional employees were female, 11 percent of our hourly employees were female, and 19 percent of total employees were female. Approximately 37 percent of our U.S. employees are Hispanic or Latino, Black or African American, Asian, American Indian or Alaskan Native, Native Hawaiian or Other Pacific Islander, or two or more races. We are also committed to hiring and retaining veterans and reservists of the U.S. armed forces, who represent 12 percent of our U.S. employees as of December 31, 2022.

EEO-1 Report. Within our 2022 ESG Report, we again included a report with U.S. employee diversity data and statistics that correspond to our 2021 EEO-1 Report that was filed with the Equal Employment Opportunity Commission in 2022. We have committed to providing this disclosure annually going forward.

HUMAN RIGHTS AT VALERO

Human Rights Policy Statement. Valero publicly discloses on its website its Human Rights Policy Statement, which reflects Valero's commitments and intent regarding human rights.

Human Rights Risks. The Board, through the Audit Committee's monitoring of Valero's global compliance and ethics program, helps oversee various human rights-related risks.

STOCKHOLDER ENGAGEMENT

Valero's Engagement Efforts and Responsiveness

2022 ESG/COMPENSATION ENGAGEMENT EFFORTS

The robust ESG/compensation engagement efforts we undertook over the course of 2022 consisted of the following:

- *offering dialogue to our 100 largest stockholders*;*

- *holding at least 55 different meetings with stockholders and proxy advisory firms, many of which included the participation of members of the Human Resources and Compensation Committee (including the chair thereof), our Lead Director, members of our Sustainability and Public Policy Committee (including the chair thereof), and/ or members of Valero's executive management team; and*

- *engaging with stockholders that held approximately 50 percent of our outstanding shares of Common Stock*.*

* Measurements reflect our reasonable determinations based on available data and information regarding the composition and holdings of our stockholders over the course of our engagement efforts in 2022.

As part of our engagement efforts, we offered to discuss our proxy statement disclosures and proposals, as well as a wide range of other matters of interest to our stockholders and stakeholders (including, as applicable, say-on-pay and executive compensation, ESG, sustainability, and climate-related risks and opportunities facing Valero, GHG emissions targets, environmental justice and community engagement efforts, human capital management, D&I, and political and lobbying activities).

Feedback on our GHG Targets and Low-Carbon Fuels Growth Strategy

Through our robust engagement efforts during 2022 noted above, as well as the extensive ESG engagement efforts we have undertaken in 2023, we have had consistent and strong dialogue with our stockholders on our GHG emissions targets and low-carbon fuels growth strategy. *Based on the stockholder input and feedback we received, we believe that our GHG emissions targets and low-carbon fuels growth strategy are well-supported by our stockholders.*

More specifically, during such engagements many of our stockholders expressed the following:

- **GHG Emissions Targets** - they value that we are one of only a few companies to provide a clear roadmap for achieving aggressive GHG emissions reduction goals through our 2025 and 2035 GHG emissions reduction/displacement targets, and agree that companies should only make commitments to stockholders when they have a reasonable expectation and plan for achieving them;

- **Low-Carbon Fuels Growth Strategy** - they consider our low-carbon fuels growth strategy to be well developed and one of the most comprehensive among our peers, and they have concerns with stockholder proposals that seek new or revised targets that would require a shift in our strategy, such as targets that can only be achieved from refinery closures and/or that do not appear to value energy security and affordability, or realistic GHG emissions reductions;

- **Scope 3 Difficulties** - they recognize that the methodology for Scope 3 emissions is riddled with duplication and other challenges, and that we do not control or have a clear line of sight to the use of our products by third parties; and

- **Continual ESG/Climate Enhancements and Progress** - they appreciate how we have continuously and meaningfully enhanced our ESG and climate-related disclosures and advanced our low-carbon fuels growth strategy, including through the 2022 enhancements described below under the caption "Other Recent Responses."

Our stockholders also expressed support for our GHG emissions targets and low-carbon fuels growth strategy by voting to reject the stockholder proposal at our 2022 annual meeting that sought different GHG emissions reduction targets (beyond our existing targets).

2022 SAY-ON-PAY RESPONSIVENESS

We value feedback from our stockholders on our executive compensation program and carefully consider the results of our annual say-on-pay vote. We proactively engage with stockholders every year on a variety of matters, including our executive compensation program. As a result of the proactive and extensive engagement sessions and efforts referenced above under "2022 ESG/Compensation Engagement Efforts," and *after careful consideration by the Human Resources and Compensation Committee of the alignment of executive pay to Valero's performance, the committee approved several prospective (in the case of performance shares) compensation design modifications, which incorporate feedback from stockholder engagement in 2022, including:*

- Target Above Median Relative TSR - we now target relative TSR performance for Valero's performance shares to be above the median of the peer group*;

- Cap Performance Share Payouts if Valero's Relative TSR is Negative - we now apply a cap on overall performance share payouts at 100% of target when Valero's TSR over the performance period is negative*; and

- Increased Stock Ownership and Retention Guidelines for Senior Executives - we enhanced our Stock Ownership and Retention Guidelines by increasing the required value of shares of our Common Stock owned by senior executives as a multiple of salary by 50% above previous levels.

* Beginning with grants in February of 2023.

These engagement efforts and the enhancements we made to our executive compensation program are discussed in further detail under the captions "2022 Robust Say-On-Pay Engagement and Response" and "Stock Ownership and Retention Guidelines" in the "Compensation Discussion and Analysis" section below.

OTHER RECENT RESPONSES

In addition to the enhancements we made to our executive compensation program noted above, we have also recently responded to stockholder and stakeholder feedback by, among other things:

- 2023 Environmental Justice Audit Report and Racial Equity Assessment - publishing on our website (i) our 2023 Environmental Justice Audit Report containing the results of an independent audit conducted by a third-party consultant with expertise in social/environmental justice and community assessments, and (ii) a racial equity assessment that we commissioned from an independent civil rights expert. The conclusions of the independent environmental justice audit and racial equity assessment were positive with respect to our racial equity and environmental justice disclosures, policies, practices and commitments;

- Scope 3 Disclosure - providing 2021 Net Scope 3 Intensity disclosure;

- Value Chain Analysis for GHG Emissions - conducting a value chain analysis for GHG emissions and disclosing the results thereof;

- IEA Net Zero by 2050 TCFD Report - publishing our 2022 TCFD Report using the IEA's Net Zero by 2050 Scenario;

- Third-Party Assurance on GHG Disclosures and Targets - obtaining third-party assurance on all of the components of our 2025 and 2035 GHG reduction/displacement targets and our 2021 Net Scope 3 Intensity disclosure; and

- Enhanced ESG Report - enhancing certain disclosures in our 2022 ESG Report.

These matters are described in further detail under the caption "ESG and Climate-Related Disclosures and Other Matters" above and in other locations throughout this proxy statement. See also "Proposal No. 6—Stockholder proposal to oversee and issue an additional racial equity audit and report—Board Recommendation and Opposition Statement" for further details on our 2023 Environmental Justice Audit Report and racial equity assessment.

Engagement Process

The following are highlights of our stockholder engagement process:

- ***Proactive.*** Ongoing engagement with all of our stockholders is important to us. Besides responding to inquiries from our stockholders, we have established a proactive engagement program that seeks robust communication. Throughout the year we communicate with our stockholders through a variety of means, including direct interface, investor presentations, ESG presentations, our website, and the publications and reports we issue.

- ***Consistent Dialogue.*** As part of our engagement program, our senior management team reaches out to our stockholders for dialogue concerning their priorities – which may include our corporate strategy, environmental initiatives, financial performance, capital allocation, ESG, sustainability, climate-related risks and opportunities facing Valero, GHG emissions, human capital management, executive compensation, and/or corporate governance, among other relevant matters. We also respond routinely to stockholders (regardless of their level of stock ownership) who inquire about our business. This input helps us formulate an appropriate action plan for addressing different priorities and certain issues. Procedures for communicating with us are stated under the caption "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below. ***We value our stockholders' views and their input is important.*** Our Investor Relations, ESG, Human Resources, and Legal teams are dedicated to leading our engagement efforts and collaborating with other members of Valero's management team and subject matter-experts ("SMEs") in order to provide appropriate resources for engagement with our stockholders. The members of our Human Resources and Compensation Committee (including the chair thereof), our Lead Director, members of our Sustainability and Public Policy Committee (including the chair thereof), and/or members of Valero's executive management team have also participated in our engagements with stockholders when appropriate.

• *Process*. Our engagement process follows a "review, plan, engage, and analyze and respond" cycle to build relationships and create meaningful interactions. Our engagements with stockholders have been constructive and have provided management and the Board with insights on issues and initiatives that are important to our stockholders and other stakeholders. We initiate formal outreach efforts throughout the year. Through that process, we contact stockholders and invite them to engage in discussions with our management team and SMEs on a variety of topics, including the stockholders' priorities and interests, company performance, our proxy statement disclosures, stockholder proposals, executive compensation, company strategy, and ESG and sustainability matters. Following our annual meeting, our engagement efforts continue so that we may follow up on matters brought to our attention and/or discuss new issues of interest. Throughout the year, we aim to keep our stockholders informed on improved or expanded disclosures and/or new initiatives and actions. The following graphic depicts the ongoing elements of our engagement process:



• *Assessment and Review*. Our engagement process is adjusted based on needs and business strategy. After each engagement opportunity, we assess the input received from investors and share it with our management team and the Board, as appropriate. Depending on the issue, we also review specific feedback with the appropriate Board committee. For instance, ESG, sustainability, and climate-related feedback is presented to the Sustainability and Public Policy Committee, governance feedback is presented to the Nominating and Corporate Governance Committee, executive compensation matters are presented to the Human Resources and Compensation Committee, and any finance or accounting matters are presented to the Audit Committee, each as appropriate. This constant communication with the management team and the Board allows us to develop policies, practices, and disclosures to meet the expectations of our stockholders.

Risk Management and Oversight

OVERVIEW OF RISK MANAGEMENT AND OVERSIGHT STRUCTURE



Full Board

- *RISK MANAGEMENT AND OVERSIGHT IS A RESPONSIBILITY FOR THE FULL BOARD.*
- The full Board exercises its oversight responsibilities directly and through its committees.
- *VALERO'S LOW-CARBON FUELS GROWTH STRATEGY IS A PRIORITY AND FOCUS FOR THE FULL BOARD.* In fact, Valero's low-carbon fuels growth strategy has been the key topic of our annual three-day strategic planning meeting for the past two years, which have included *presentations from third-party and Valero SMEs on topics such as climate, low-carbon innovation, environmental justice, ESG, sustainability, liquid fuels, geopolitics, and public policy.*

Audit Committee

Key areas of oversight and responsibility include Valero's:

- financial statements and public financial information integrity;
- compliance with legal and regulatory requirements, with a focus on those with the potential to impact its financial statements or accounting policies;
- policies and guidelines concerning financial risk exposures and the steps management has taken to monitor and control such exposures;
- global compliance and ethics program, and annual compliance plan;
- independent auditor and internal audit function; and
- initiatives and strategies respecting cybersecurity and IT risks.

Human Resources and Compensation Committee

Key areas of oversight and responsibility include:

- risks and other matters related to our compensation and talent management programs, policies, and strategies, including Valero's benefit plans;
- management succession planning for Valero's CEO and other senior executives;
- Valero's initiatives and strategies in the areas of D&I, human capital management, and leadership development; and
- compliance with Valero's Stock Ownership and Retention Guidelines.

Nominating and Corporate Governance Committee

Key areas of oversight and responsibility include:

- ensuring that the Board and its committees have the necessary mix of knowledge, skills, experience, and other attributes;
- identifying and recommending qualified director nominees;
- developing and recommending a set of corporate governance principles applicable to Valero;
- the Board's and its committees' annual self-evaluation of performance;
- Valero's new director orientation and director continuing education programs; and
- any related-party transactions.

Sustainability and Public Policy Committee

Key areas of oversight and responsibility include:

- HSE matters;
- ESG, sustainability, and climate-related risks and opportunities (including environmental justice matters);
- corporate responsibility and reputation management;
- social, community, and public policy strategies and initiatives;
- political issues, including political contributions and lobbying activities; and
- compliance with legal and regulatory requirements for the operations of the company.

Valero's Management/Employees

Management and other employees engage in day-to-day risk identification and management, and promote safety, through:

- executing our risk identification and management programs, plans, and systems, such as our Commitment to Excellence Management System (CTEMS), Environmental Excellence and Risk Assessment (EERA), and Fuels Regulatory Assurance Program;
- taking an interdisciplinary approach that coordinates the views of various teams and SMEs across Valero, and facilitates continual communication on risk-related matters; and
- reporting to the Board and its committees, and engaging with stockholders and stakeholders throughout the year.

FULL BOARD OVERSIGHT

The Board considers Valero's risk management and oversight to be a responsibility of the full Board. The Board exercises its risk management and oversight responsibilities directly and through its committees. The Board considers risks over a variety of time frames based on the Board's business judgment regarding the scope, magnitude, and immediacy of the risks in light of the facts and circumstances applicable at such time, which is informed by the following processes and items, among others.

Review and Discussion of Important Matters. Update reports from Valero's senior management on Valero's low-carbon and/or ESG initiatives, operations, market performance and dynamics, finance, and legal and public policy matters are considered "standing" meeting agenda items and are generally delivered at most regularly scheduled meetings of the full Board. *Additionally, Valero's Corporate Governance Guidelines explicitly grant each member of the Board (i) the ability to suggest the inclusion of items on meeting agendas, (ii) the right to raise at any Board or committee meeting subjects that are not on the agenda for that meeting, and (iii) free access to Valero's management and employees, including in executive session. Management and the Board regularly evaluate and discuss topics and subjects of current relevance and importance to Valero, and the Board often requests additional reading material on such items.* For example, the full Board recently reviewed and discussed with management:

- *stockholder and stakeholder feedback and dialogue on a variety of matters, including Valero's ESG and sustainability disclosures and practices (including those related to climate and environmental justice), and executive compensation;*

- *ESG, sustainability, and climate-related risks, opportunities, and developments;*

- *Valero's low-carbon fuels projects;*

- *environmental justice matters;*

- *Valero's emergency response preparedness and the resilience of Valero's assets;*

- Valero's insurance and risk management program and policies;

- Valero's incident response procedures and reporting; and

- the status of Valero's pension and benefit plans.

Annual Three-Day Strategic Planning Meeting. The Board also discusses significant risks, opportunities, and strategies at the Board's annual three-day strategic planning meeting, which allows for an in-depth annual assessment and discussion of (i) the key risks and opportunities facing Valero, (ii) the adequacy of Valero's strategy and practices in light thereof, and (iii) the strategic priorities of Valero and the risks to Valero's successful execution of its strategy. *In particular, while Valero's low-carbon fuels growth strategy is a topic that is a priority and focus for the full Board throughout the year, it has also been the key topic of our annual strategic planning meeting for the past two years.* In addition to receiving and discussing reports from management in strategic planning sessions during such meeting, Valero invites, and the Board is able to interact with and ask questions of, third-party experts and Valero SMEs, who deliver reports and presentations on the short-, medium-, and long-term risks and opportunities facing Valero, including ESG, sustainability, and climate-related risks and opportunities.

Committee Reports. The full Board (or appropriate Board committee) regularly receives reports from committee chairs and management to enable the Board (or committee) to assess Valero's risk identification, management, and oversight processes and strategies. When a report is vetted at the committee level, the chair of that committee subsequently reports on the matter to the full Board, which often results in additional review and discussion thereof by the full Board and management. *Topics covered by committee reports to the full Board include updates on Valero's ESG and sustainability disclosures and practices (including those related to climate and environmental justice),* cybersecurity and IT, legal and public policy developments, executive compensation, talent management, D&I, human capital management, and compliance, ethics and corporate conduct. *This enables the full Board and its committees to efficiently and effectively coordinate the full Board's risk management and oversight role over a wide array of topics.*

Engagement, Director Continuing Education, and Skills and Experience. Valero's risk management and oversight is also informed and enhanced by (i) the continual feedback that management and the Board receive from our stockholder engagement efforts, as discussed above under the caption "Stockholder Engagement," (ii) our robust continuing director education efforts, as discussed below under the caption "Director Continuing Education," (iii) the effective mix of knowledge, skills, and experience brought by our directors both individually, and collectively as a group, as discussed below under the captions "Proposal No. 1—Election of directors—Summary of Each Director Nominee's Skills and Attributes," and "Proposal No. 1—Election of directors—Nominees," and (iv) the other matters discussed throughout this "Risk Management and Oversight" section.

BOARD OVERSIGHT - ESG, SUSTAINABILITY, AND CLIMATE

Integrated and Multidisciplinary Approach. As discussed under the caption "Full Board Oversight" above, the Board considers Valero's risk management and oversight to be a responsibility of the full Board. *The full Board periodically reviews and discusses various ESG and sustainability matters (including those related to climate and environmental justice) directly, and Valero's low-carbon fuels growth strategy is a priority and focus for the full Board.* However, the challenges and opportunities presented by ESG and sustainability matters, including those related to climate and environmental justice, are particularly broad ranging, interrelated, and complex, and as a result often overlap across multiple areas of respective responsibility of each of our Board committees. As such, in order provide the level of focus, attention, and perspective necessary to manage and oversee such matters, each of the Board's committees assist the full Board with oversight of certain ESG and sustainability matters that fall within the committee's area of respective responsibility and expertise. Such matters are a particular focus of the Sustainability and Public Policy Committee, *and ESG, sustainability, and climate-related risks and opportunities were discussed at every meeting that committee held in 2022.*

Sustainability and Public Policy Committee Structured to Enhance Full Board Oversight. The structure and composition of the Sustainability and Public Policy Committee was specifically tailored to enhance the Board's oversight of ESG and sustainability matters, including those related to climate and environmental justice.

- *Board and Committee Collaboration and Coordination.* In order to (i) provide knowledge and insight from each of the Board's committees, as well as its senior independent leadership, and (ii) facilitate collaboration and coordination with the full Board and among the Board's other committees, the Sustainability and Public Policy Committee is comprised of five independent members, consisting of the chair of the Audit Committee (Ms. Eberhart), the chair of the Human Resources and Compensation Committee (Mr. Wilkins), the chair of the Nominating and Corporate Governance Committee (Ms. Greene), Valero's Lead Director (Mr. Profusek), and Ms. Majoras, who chairs the Sustainability and Public Policy Committee and is also member of the Nominating and Corporate Governance Committee.

- *Structure and Timing of Meetings.* We also schedule the order of our regular Board and committee meetings such that the Sustainability and Public Policy Committee's meetings do not conflict with meetings of the other committees and the full Board (typically meeting the day before such other meetings). We permit, but do not require, all members of the Board to attend meetings of the Sustainability and Public Policy Committee, and nearly all of our other directors not on the Sustainability and Public Policy Committee attended as guests, and brought their respective expertise to, every meeting that committee held in 2022. The Audit Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee typically meet simultaneously, and immediately thereafter the full Board holds its meeting. *This structure and timing allows the climate and other ESG and sustainability matters discussed at Sustainability and Public Policy Committee meetings to permeate all of the meetings and discussions of the Board and its other committees.*

BOARD OVERSIGHT - CYBERSECURITY AND IT

At least once annually, our Senior Vice President and Chief Technology Officer and the head of our Internal Audit team provide a report to the Audit Committee on certain cybersecurity and IT risks, as well as Valero's information security operations, structure and framework, various cybersecurity and IT security metrics, Valero's cybersecurity management program, improvement efforts, future projects, and Valero's governance and assessments related to cyber and IT security. The chair of the Audit Committee then, at least once annually, provides a committee report to the full Board on the matters presented during this annual cybersecurity and IT update, and Valero's Chief Technology Officer is present at such Board meeting to facilitate discussion with the full Board, answer any questions, and provide additional information, as necessary.

BOARD OVERSIGHT - COMPLIANCE, ETHICS, AND CORPORATE MISCONDUCT

Regular Board and Committee Updates and Reports. *Generally, at every regularly scheduled meeting of the Audit Committee, Valero's Chief Compliance Officer (who reports directly to our General Counsel) provides a compliance update on Valero's global compliance and ethics program,* including updates with respect to Valero's compliance and ethics-related policies, initiatives, and trainings. *The chair of the Audit Committee then, generally after every regularly scheduled Audit Committee meeting, provides a committee report to the full Board on the matters presented during this compliance and ethics update.* Under the Audit Committee's charter, the Chief Compliance Officer, and any other person with operational responsibility for Valero's global compliance and ethics program, has the authority to communicate directly to the Audit Committee at any time concerning compliance and ethics issues, including actual or alleged violations of Valero's *Code of Business Conduct and Ethics*, other company policies, and/or potential violations of laws or regulations.

Monitoring of Global Compliance and Ethics Program. The Board, through the Audit Committee, monitors the implementation and effectiveness of Valero's global compliance and ethics program in detecting and preventing (i) violations of Valero's *Code of Business Conduct and Ethics* and other company policies, which cover areas such as, among others, anti-bribery and anti-corruption, anti-money laundering, antitrust, conflicts of interest, human rights, anti-slavery and human trafficking, (ii) violations of applicable laws and regulations, including fraud, and (iii) other misconduct. This process also provides for Board oversight, through the Audit Committee, of compliance by Valero's business partners and supply chain with Valero's *Conduct Guidelines for Business Partners,* which sets forth Valero's requirements and expectations that its business partners comply not only with all applicable laws and regulations, but also with Valero's high standards of business ethics, integrity and conduct. ***Valero has processes in place to vet its business partners and reinforce their requirement to comply with Valero's Conduct Guidelines for Business Partners.***

Anonymous Internal and External Ethics Helpline. The Audit Committee has also established procedures for the receipt, retention, and treatment of complaints received by Valero regarding accounting and auditing matters, and other suspected or known unethical behavior or violations of Valero's company policies (such as its *Code of Business Conduct and Ethics*), including a method for anonymous submission of complaints through a third-party operated "Ethics Helpline" that is available in English, French, and Spanish. Valero provides employees, directors, business partners, and others in our supply chain access to this external "Ethics Helpline" to address questions or anonymously report concerns about suspected or known unethical or fraudulent behavior, and strives to ensure that all reports into the Ethics Helpline or otherwise are followed up on, kept confidential, and can be made anonymously and without fear of retaliation. During each quarterly meeting of the Audit Committee, Valero's Chief Compliance Officer also reports to the Audit Committee on all calls into the Ethics Helpline and how the organization is addressing each call.

COMMITTEE OVERSIGHT

Each committee's key areas of duties and responsibilities are summarized in the chart above under the caption "—Overview of Risk Management and Oversight Structure" and are described in further detail below under the caption "Information Regarding the Board of Directors—Committees of the Board."

PROPOSAL NO. 1—Election of directors

(ITEM 1 ON THE PROXY CARD)

 ***The Board recommends that the stockholders vote "FOR" each director nominee***

Annual Election/Non-Classified Board. We do not have a classified board. Each of our directors stands for election every year at the annual meeting of stockholders. If elected at the Annual Meeting, all of the nominees listed below will serve as director for a one-year term expiring at the 2024 annual meeting of stockholders. The persons named on the proxy card intend to vote for the election of each of these nominees unless you validly direct otherwise.

Majority Voting and Proxies. Under our bylaws, each director is to be elected by the vote of the majority of the votes cast at the Annual Meeting. For this purpose, a "majority of the votes cast" means that the number of shares voted "for" a director's election exceeds 50 percent of the number of votes cast with respect to that director's election. Votes "cast" exclude abstentions. If any nominee is unavailable as a candidate at the time of the Annual Meeting, either the number of directors constituting the full Board will be reduced to eliminate the resulting vacancy, or the persons named as proxies will use their best judgment in voting for any available nominee. See the disclosures under the caption "Required Votes" below for more information.

Information Concerning Director Nominees

Each of the following is a nominee for election as a director at the Annual Meeting. There is no family relationship between any of our executive officers, directors, or director nominees. There is no arrangement or understanding between any director or any other person pursuant to which the director was or is to be selected as a director or nominee. Mr. Pfeiffer, who currently serves on the Board, will retire at the Annual Meeting and is therefore not a nominee. Age and tenure data below is as of December 31, 2022, and tenure data is not rounded up.

Nominees	Director Since	Age as of 12/31/2022
Joseph W. Gorder, *Chairman of the Board and Chief Executive Officer*	2014	65
Fred M. Diaz	2021	57
H. Paulett Eberhart	2016	69
Marie A. Ffolkes	2022	51
Kimberly S. Greene	2016	56
Deborah P. Majoras	2012	59
Eric D. Mullins	2020	60
Donald L. Nickles	2005	74
Robert A. Profusek	2005	72
Randall J. Weisenburger	2011	64
Rayford Wilkins, Jr.	2011	71

2023 ANNUAL MEETING - OVERVIEW OF DIRECTOR NOMINEES









Summary of Each Director Nominee's Skills and Attributes

Our director nominees have an effective mix of backgrounds, knowledge, and skills. The table below provides a summary of certain competencies and attributes of the director nominees. The lack of an indicator for a particular item does not mean that the director does not possess that skill or experience. We look to each director to be knowledgeable in all of these areas. Rather, *the indicator represents that the item is a core competency that the director brings to the Board.*

	Gorder	Diaz	Eberhart	Ffolkes	Greene	Majoras	Mullins	Nickles	Profusek	Weisenburger	Wilkins	TOTAL
SKILLS AND EXPERIENCE												
CEO/LEADERSHIP EXPERIENCE adds to the Board's understanding of operations and strategy, and demonstrates leadership ability	●	●	●	●	●	●	●	●	●	●	●	11
ESG/SUSTAINABILITY EXPERIENCE supports oversight of the ESG, sustainability, and climate-related risks and opportunities we face, and is valuable to maintaining our license to operate	●	●	●	●	●	●	●	●	●	●	●	11
HSE EXPERIENCE supports oversight of HSE matters and provides valuable knowledge and perspective on providing safe and responsible operations	●	●	●	●	●	●	●	●	●	●	●	11
HUMAN CAPITAL MANAGEMENT EXPERIENCE supports oversight on matters such as succession planning, talent and leadership development, retention, compensation, and D&I initiatives and strategies	●	●	●	●	●	●	●	●	●	●	●	11
CORPORATE GOVERNANCE EXPERIENCE provides understanding and insight in fostering operational excellence, disciplined capital management, and long-term value, while also maintaining high ethical standards	●	●	●	●	●	●	●	●	●	●	●	11
CYBERSECURITY/IT EXPERIENCE provides important knowledge and perspective in evaluating and overseeing the cyber and IT security risks and opportunities facing Valero			●	●	●	●			●	●	●	7
FINANCE/ACCOUNTING EXPERIENCE is valuable in evaluating our financial statements, capital structure, and financial risks and strategy	●	●	●	●		●	●	●	●	●	●	10
GLOBAL EXPERIENCE provides valuable business knowledge and perspective on our international operations and global commodity trade	●	●	●	●		●			●	●	●	8
GOVERNMENT, LEGAL, REGULATORY, AND COMPLIANCE EXPERIENCE contributes to the Board's ability to guide Valero through complex legal, regulatory, and public policy matters, and supports Valero's commitment to compliance, ethics, and integrity	●	●	●	●		●	●		●	●	●	9
RISK MANAGEMENT EXPERIENCE contributes to the identification, assessment, and prioritization of the risks facing Valero	●	●	●	●	●	●	●	●	●	●	●	11
INDUSTRY EXPERIENCE is important in assessing and managing the risks and opportunities faced in the refining business	●	●	●	●	●	●			●			7
Upstream	●		●	●		●	●					5
Midstream/Logistics	●			●	●		●					4
Transportation/Auto Industry		●		●			●					3
Refining	●								●			2
Utilities/Natural Gas		●	●	●		●	●					5
ATTRIBUTES												
GENDER DIVERSITY												
Female			●	●	●	●						4
Male	●	●					●	●	●	●	●	7
RACIAL/ETHNIC DIVERSITY												
White	●		●		●	●	●		●	●		7
Black or African American				●				●			●	3
Hispanic or Latino		●										1
INDEPENDENT represents directors who are independent under NYSE and SEC standards		●	●	●	●	●	●	●	●	●	●	10

Our director nominees have a wide range of additional skills and experience not mentioned above, which they bring to their role as directors to Valero's benefit, including experience in the consumer goods, investment banking, marketing, brand development, real estate and nonprofit leadership areas, among others. The skills and experience of our director nominees are further described in the nominees' biographies on the following pages. All ages are as of December 31, 2022.

Nominees



Age: 65

Director Since: 2014

Chairman

JOSEPH W. GORDER

Featured experience, qualifications, and attributes:

- *Global energy business leadership, risk management, and governance* experience through his service as Valero's Chairman of the Board and Chief Executive Officer (since 2014), and President (from 2012 to January 2020), his prior service as Chairman of the Board and CEO of the general partner of Valero Energy Partners LP, his European experience noted below, and his prior service as a director of a publicly traded exploration and production company.
- **Refining and marketing operations** experience as Valero's President and Chief Operating Officer beginning in 2012. Prior to that, Mr. Gorder was Executive Vice President and Chief Commercial Officer (beginning in 2011), and led Valero's European operations from its London office. Before that, he held several leadership positions with Valero and Ultramar Diamond Shamrock Corporation (UDS) with responsibilities including marketing & supply and corporate development.
- *ESG, sustainability, climate, HSE, and human capital management* experience through his various leadership and management roles at Valero over the past two decades, during which time *he has been integrally involved in Valero's diversification into ethanol and renewable diesel production and, as CEO, has steered Valero's strategy to further increase its investments in economic low-carbon fuel projects.* During this time he has also been actively involved in a wide array of human capital matters facing Valero's employees. He also previously served as the chair of the compensation and benefits committee of a publicly traded exploration and production company.

Other public company boards (current): None

Prior public company boards (in last five years): Anadarko Petroleum Corporation (NYSE: APC), and the general partner of Valero Energy Partners LP (NYSE: VLP)



Age: 57

Director Since: 2021

Committee: Audit

Independent

FRED M. DIAZ

Featured experience, qualifications, and attributes:

- *Global business and CEO leadership, auto industry, and risk management* experience as President, Chief Executive Officer and Chairman of the Board of Directors of Mitsubishi Motors North America, Inc. from April 2018 to April 2020 and as General Manager, Performance Optimization Global Marketing and Sales of Mitsubishi Motors Corporation in Tokyo, Japan from July 2017 to April 2018. From April 2013 to July 2017, Mr. Diaz served in a number of roles for Nissan Motor Corporation, including Division Vice President & General Manager - North American Trucks and Light Commercial Vehicles, Sr. Vice President Sales & Marketing and Operations, and Division Vice President, Sales & Marketing and Parts & Service. Mr. Diaz also served in several roles for Fiat Chrysler Automobiles (FCA) from 2004 to April 2013, including President and CEO of the Ram Truck Brand, President and CEO of Chrysler Mexico, Head of National Sales, Regional Managing Director of the Denver Business Center, and Director of Dodge Brand Marketing Communications.
- *ESG, sustainability, climate, HSE, human capital management, and governance* experience through his leadership and management roles in the transportation/auto sector noted above, his *current service on the boards of other public companies, including a company focused on designing and developing an electric taxi aircraft, and his current service as a member of ESG, human resources, audit, and compensation committees for the public companies listed below.*
- *Financial and accounting* expertise through his experience noted above as CEO and Chairman of Mitsubishi Motors America, Inc., CEO of Chrysler Mexico, and President and CEO of the Ram Truck Brand, where the understanding of and accountability for accurate financial statements reporting was crucial.*
- **Organizational leadership** experience through his service as a Board Director Member of the Latino Corporate Directors Association (LCDA) and a National Association of Corporate Directors (NACD) Full Board Member and Certified Board Leadership Fellow.

Other public company boards (current): SiteOne Landscape Supply, Inc. (NYSE: SITE) (f/k/a John Deere Landscapes LLC), Smith & Wesson Brands, Inc. (NASDAQ: SWBI), and Archer Aviation Inc. (NYSE: ACHR)

Prior public company boards (in last five years): None



Age: 69

Director Since: 2016

Committees: Audit (Chair); and Sustainability and Public Policy

Independent

H. PAULETT EBERHART

Featured experience, qualifications, and attributes:

• **Global business leadership** experience as Board Chair and CEO of HMS Ventures (since 2014), a privately held business involved with technology services and the acquisition and management of real estate. From 2011 through March 2014, she served as President and CEO of CDI Corp. (NYSE: CDI), a provider of engineering and information technology outsourcing and professional staffing services. She served as a consultant to CDI from April 2014 through December 2014, and as Board Chair and CEO of HMS Ventures from January 2009 until January 2011. During her tenure at Invensys and EDS noted below, she led businesses with clients across the globe.

• *Cybersecurity/IT, accounting, and finance expertise through her experience at Invensys Process Systems, Inc. (Invensys), a process automation company (President and CEO from 2007 to 2009), and Electronic Data Systems Corporation (EDS) (1978 to 2004), an IT and business process outsourcing company.* She was President of Americas of EDS (2003 to March 2004), and served as President of Solutions Consulting at EDS (2002 to 2003). She is also a Certified Public Accountant and currently serves as the chair of the audit committee of another public company.

• *Risk management, HSE, human capital management, and governance expertise through her leadership and management roles in the technology services and IT sectors* noted above, her current and prior service on the boards of other public companies, including her current service as a member of the compensation committees of two different companies, and her former service as the lead director of another global energy company. *Ms. Eberhart is currently a member of the commercial strategies and operational risk committee at Fluor Corporation (NYSE: FLR) and she previously chaired the HSE committee at Vine Energy Inc. and the governance and risk committee at Anadarko Petroleum Corporation (committee responsibilities included HSE oversight).*

• *ESG, sustainability, and climate knowledge and experience gained through over a decade of board and committee service in the energy industry, including her former service on the Boards of Anadarko Petroleum Corporation, Vine Energy Inc., and Jonah Energy LLC.*

Other public company boards (current): LPL Financial Holdings Inc. (NASDAQ: LPLA), Fluor Corporation (NYSE: FLR), and KORE Group Holdings, Inc. (NYSE: KORE)

Prior public company boards (in last five years): Anadarko Petroleum Corporation (NYSE: APC) and Vine Energy Inc. (NYSE: VEI)



Age: 51

Director Since: 2022

Committee: Nominating and Corporate Governance

Independent

MARIE A. FFOLKES

Featured experience, qualifications, and attributes:

• **Business and CEO leadership** expertise through her experience as the founder and current CEO of Axxelist LLC, a technology real estate company (since December 2021), and her prior service as CEO of TriMark USA, LLC (from January 2020 to December 2021).

• *Industrial gas, auto industry, midstream/logistics, HSE, and global expertise through her experience as President, Industrial Gases, Americas of Air Products & Chemicals, Inc. (Air Products) from May 2015 to January 2020.* From 2011 to May 2015 Ms. Ffolkes served in various executive and senior leadership roles at Tenneco, Inc., and from 2003 to 2011 she served in various senior leadership roles at Johnson Controls International plc. *She was born in Jamaica and during her career has lived and worked in Brazil, China, France, Japan, Korea, Brussels, the U.K., and the U.S.*

• *ESG, sustainability, climate, and cybersecurity/IT expertise through her prior service as an appointed member of the Hydrogen and Fuel Cell Technical Advisory Committee, which was established to advise the U.S. Secretary of Energy on the U.S. Department of Energy's hydrogen research, development, and demonstration efforts. While at Air Products she also attracted business-to-business customers through innovation in sustainable products and programs such as renewable fuels, hydrogen fueling, carbon sequestration, and renewables and carbon-emissions regulations to achieve better outcomes for environmental sustainability. While at Air Products she implemented SAP ERP and cybersecurity, and while at TriMark she expanded and deployed enterprise risk management policies to provide oversight on financial, cybersecurity, and regulatory frameworks.*

• **Human capital management, organizational leadership, and governance** expertise through her leadership experience noted above, and her current service on the board of a publicly traded global manufacturing company, where she serves on the compensation and talent management committee (committee responsibilities include human capital and D&I oversight) and as the chair of the corporate governance and nominating committee. Ms. Ffolkes also currently serves as a director of the National Association of Manufacturers and as a member of the Global Advisory Board of the Jerome A. Chazen Institute for Global Business at Columbia Business School.

Other public company boards: Masco Corporation (NYSE: MAS)

Prior public company boards (in last five years): None



Age: 56

Director Since: 2016

Committees:
Nominating and
Corporate Governance
(Chair); and
Sustainability and
Public Policy

Independent

KIMBERLY S. GREENE

Featured experience, qualifications, and attributes:

- *Energy business leadership and human capital management* experience at Southern Company Gas as Board Chair, CEO, and President (since June 2018). She was named as Board Chair, CEO, and President of Georgia Power Company effective March 31, 2023. She served as Executive Vice President and Chief Operating Officer of the Southern Company (NYSE: SO) from 2014 to May 2018. Prior to that, she was President and CEO of Southern Company Services, Inc. Ms. Greene began her career at Southern Company in 1991 and held positions of increasing responsibility in the areas of engineering, strategy, finance, and wholesale marketing, including Senior Vice President and Treasurer of Southern Company Services, Inc. from 2004 to 2007. She rejoined Southern Company in 2013. *During her tenure in the leadership roles discussed above, she has been intimately involved in succession planning, talent and leadership development, retention, compensation, and D&I initiatives and strategies.*

- **Finance, risk management, compliance, and regulatory business management** experience as Executive Vice President and Chief Generation Officer of Tennessee Valley Authority (TVA). While at TVA (2007 to 2013), she served as Chief Financial Officer, Executive Vice President of financial services and Chief Risk Officer, as well as Group President for strategy and external relations.

- *ESG, sustainability, climate, HSE, and cybersecurity* expertise through her various leadership and management roles in the natural gas and utilities sector, including on issues related to safety, emerging technologies, innovation, and STEM-related education, her *service as an Oil & Natural Gas Liaison Co-Lead for the Electric Subsector Coordinating Council, which is the principal liaison between the U.S. federal government and the energy sector concerning national-level disasters or threats to critical infrastructure (including cybersecurity), her involvement with various renewable projects and technologies at Southern Company Gas and its affiliates, and through her service on the board of the Gas Technology Institute (which focuses on energy transition solutions).*

- **Organizational leadership and governance** experience through her business leadership roles discussed above, and her service on the boards of the American Gas Association, Gas Technology Institute, Metro Atlanta Chamber of Commerce, and Morehouse School of Medicine.

Other current or prior public company boards (in last five years): None



Age: 59

Director Since: 2012

Committees:
Sustainability and
Public Policy (Chair);
and Nominating and
Corporate Governance

Independent

DEBORAH P. MAJORAS

Featured experience, qualifications, and attributes:

- *ESG, sustainability, climate, global business leadership, and human capital management* experience as former President and Advisor to the CEO at The Procter & Gamble Company (P&G) (NYSE: PG) (from July 2022 - September 2022, when she retired), her experience as the former Chief Legal Officer and Secretary of P&G (from 2010 to July 2022), her prior service on the ESG Executive Council and the Equality & Inclusion Council at P&G, and her other organizational leadership experience described below. While at P&G she co-created and co-ran P&G's "Citizenship" program, which was the precursor to what is now known as ESG at P&G, and created and led P&G's post-COVID-19 employee well-being program.* She joined P&G in 2008 as Senior Vice President and General Counsel.

- *Risk management, government, regulatory, compliance, legal, and cybersecurity* experience through her legal leadership roles and experience at P&G and in private practice, her *experience as Chair of the U.S. Federal Trade Commission ("FTC") from 2004 until 2008, and her service as Deputy Assistant Attorney General in the U.S. Department of Justice, Antitrust Division, from 2001 to 2004. While Chair of the FTC, Ms. Majoras gained experience in areas such as intellectual property, data security, and protecting consumers from cyber and information technology risks such as identity theft, spyware and deceptive spam. During her tenure at the Department of Justice she oversaw matters across a range of industries, including software, financial networks, media and entertainment, and industrial equipment.* Ms. Majoras joined the law firm of Jones Day in 1991, and became a partner in 1999.

- **Organizational leadership and governance** experience through her business leadership experience discussed above, and her current service and leadership roles on the boards of the First Tee Foundation, United States Golf Association, The Christ Hospital Health Network, Legal Aid Society of Greater Cincinnati, and Westminster College.

Other public company boards (current): American Express Company (NYSE: AXP)

Prior public company boards (in last five years): None



Age: 60

Director Since: 2020

Committee: Audit

Independent

ERIC D. MULLINS

Featured experience, qualifications, and attributes:

- **Energy business leadership** experience as Chairman and CEO of Lime Rock Resources, a company that he co-founded in 2005, which acquires, operates, and improves lower-risk oil and natural gas properties. Mr. Mullins oversees all strategic, financial, and operational aspects of the Lime Rock Resources funds. From May 2011 through October 2015, he also served as the Co-Chief Executive Officer and Chairman of the Board of Directors of LRE GP, LLC, the general partner of LRR Energy, L.P., an oil and natural gas company.
- *ESG, sustainability, climate, HSE, risk management, and human capital management experience through his role as Chairman and CEO of Lime Rock Resources, where he has responsibility for the company's ESG efforts, with focus areas including reducing GHG emissions related to the company's day-to-day operations, eliminating natural gas flaring and methane leaks, plugging and abandoning of non-producing wells, and reducing spills in and around operating sites. He also has experience through his leadership roles discussed above, his current service on the public policy and sustainability committee of ConocoPhillips (NYSE: COP) (committee responsibilities include oversight of social, political, HSE, climate, operational integrity, and public policy matters),* and his prior service on the safety and nuclear oversight committee of PG&E Corporation (NYSE: PCG).
- **Management, accounting, and finance** expertise as a Managing Director in the Investment Banking Division of Goldman Sachs where he led numerous financing, structuring, and strategic advisory transactions in the division's Natural Resources Group. He has served as chair of the audit committee for Anadarko Petroleum Corporation and as a member of the audit committee for PG&E Corporation.
- **Organizational leadership and governance** expertise through his business leadership roles discussed above, his current and prior service on other public company boards, and his current service on the board of trustees of the Baylor College of Medicine.

Other public company boards (current): ConocoPhillips (NYSE: COP)

Prior public company boards (in last five years): Anadarko Petroleum Corporation (NYSE: APC), and PG&E Corporation (NYSE: PCG)



Age: 74

Director Since: 2005

Committee:
Nominating and
Corporate Governance

Independent

DONALD L. NICKLES

Featured experience, qualifications, and attributes:

- *Government affairs, regulatory, and legal leadership* experience as U.S. Senator from Oklahoma for 24 years (retired 2005). He also served in the Oklahoma State Senate for two years. During his tenure as U.S. Senator, he was Assistant Republican Leader for six years, Chairman of the Republican Senatorial Committee, and Chairman of the Republican Policy Committee. *He served as Chairman of the Budget Committee and as a member of the Finance and Energy and Natural Resources Committees.*
- **Business leadership, finance and human capital management** experience as current Chairman and Chief Executive Officer of The Nickles Group, a Washington-based consulting and business venture firm formed in 2005.
- *Energy industry, risk management, HSE, ESG, sustainability and climate experience through his former service in the U.S. Senate as a member of the Finance and Energy and Natural Resources Committees, and his former service as a director of a publicly traded exploration and production company. Before his election to the U.S. Senate, Mr. Nickles previously served as Vice President and General Manager of Nickles Machine Corporation in Ponca City, Oklahoma, which provided engine parts for the energy industry. Over the course of Mr. Nickles's career discussed above, including his extensive experience in the U.S. Senate, his time in management for a private company serving the energy industry, and his service on the boards of multiple publicly traded energy companies (including Valero), he has been involved with numerous environmental and climate-related laws and matters, and has been exposed to all aspects of the energy industry.*
- **Organizational leadership and governance** experience through his business and other leadership experience discussed above, his current and former service on other public company boards, and his current service on the advisory board of the Oklahoma Medical Research Foundation, and the board of directors of Central Union Mission (Washington, DC).

Other public company boards (current): Board of Trustees of Washington Mutual Investors Fund (AWSHX)

Prior public company boards (in last five years): None



Age: 72

Director Since: 2005

Committees: Human Resources and Compensation; and Sustainability and Public Policy

Independent

Lead Independent Director

ROBERT A. PROFUSEK

Featured experience, qualifications, and attributes:

- **Business leadership and capital markets** expertise as a partner of the Jones Day law firm where Mr. Profusek chairs the firm's global mergers and acquisitions practice. His law practice focuses on mergers, acquisitions, takeovers, restructurings, and corporate governance matters.
- *Public company governance and risk management* experience and expertise from nearly five decades of practicing corporate law, his current service as Valero's Lead Director, and his current service on the boards of two other public companies. *Mr. Profusek is a frequent speaker regarding corporate takeovers and corporate governance, has authored or co-authored numerous articles, has testified before Congress and the SEC about takeover and compensation-related matters, and is a frequent guest commentator on CNBC, CNN, and Bloomberg TV.*
- *ESG, sustainability, climate, cybersecurity, global, and human capital management* experience through his current service as chair of the nominating, governance and sustainability committee of the board of a technology and electronics focused public company, his current service as chair of the compensation committee of another public company, his leadership and management role at the Jones Day law firm (a global law firm), including his oversight responsibilities as chair of one of the firm's largest practice groups, and his *extensive legal experience discussed above, including advising public and private clients on various ESG-related issues and authoring ESG and climate focused legal articles.*
- **Organizational leadership** through his leadership roles discussed above, and his former service on the board of directors of the Legal Aid Society of New York City.

Other public company boards (current): Kodiak Sciences Inc. (NASDAQ: KOD), and CTS Corporation (NYSE: CTS)

Prior public company boards (in last five years): None



Age: 64

Director Since: 2011

Committee: Human Resources and Compensation

Independent

RANDALL J. WEISENBURGER

Featured experience, qualifications, and attributes:

- *Global business leadership, capital markets, finance, and accounting* expertise as the managing member of Mile 26 Capital, LLC, an investment fund based in Greenwich, Connecticut (since 2014), and service as Executive Vice President and Chief Financial Officer of Omnicom Group Inc. (NYSE: OMC) from 1998 through 2014. Prior to joining Omnicom, he was a founding member of Wasserstein Perella and a former member of First Boston Corporation. At Wasserstein Perella, Mr. Weisenburger specialized in private equity investing and leveraged acquisitions, and in 1993, he became President and CEO of the firm's private equity subsidiary.
- *ESG, sustainability, climate, cybersecurity/IT, HSE, compliance, risk management, and human capital management* experience through *his current service as the chair of MP Materials Corp.'s (NASDAQ: MP) audit committee (which oversees risk assessment and management processes related to, among other things, cybersecurity and ESG) and as a member of its compensation committee, and his current service as chair of Carnival's (NYSE: CCL) compensation committee, and on its health, environmental, safety & security committee (which oversees sustainability) and its compliance committee.*
- **Organizational leadership and governance** experience through his leadership roles and service on other public company boards discussed above, as well as his former service on the Board of Overseers of the Wharton School of Business at the University of Pennsylvania.

Other public company boards (current): Carnival Corporation and Carnival plc (NYSE: CCL), Corsair Gaming Inc. (NASDAQ: CRSR), and MP Materials Corp. (NASDAQ: MP)

Prior public company boards (in last five years): None



RAYFORD WILKINS, JR.

Age: 71

Director Since: 2011

Committees: Human Resources and Compensation (Chair); and Sustainability and Public Policy

Independent

Featured experience, qualifications, and attributes:

- *Global business leadership, finance, risk management, technology, and cybersecurity expertise as CEO of Diversified Businesses of AT&T Inc. (NYSE: T), where he was responsible for international investments, AT&T Interactive, AT&T Advertising Solutions, customer information services, and the consumer wireless initiative in India.* He retired from AT&T at the end of March 2012. Mr. Wilkins held several other leadership positions at AT&T and its predecessor companies, including Group President and CEO of SBC Enterprise Business Services and President and CEO of SBC Pacific Bell.

- *ESG, sustainability, climate, HSE, and human capital management* experience through his service as CEO of Diversified Businesses of AT&T Inc. (NYSE: T), and his other business leadership experience discussed above. Mr. Wilkins also *currently serves as chair of the governance and sustainability committee of Morgan Stanley (NYSE: MS) (committee responsibilities include ESG and sustainability oversight), a member of the compensation, management development and succession committee of Morgan Stanley, and on the compensation and human resources committee of Caterpillar Inc. (NYSE: CAT). During his tenure as the chair of Valero's Human Resources and Compensation Committee he has been integral to Valero's progress in linking pay with HSE, ESG, sustainability, and climate performance.*

- **Organizational leadership and governance** experience through his business leadership experience discussed above, his current service on other public company boards, and his current service on the Advisory Council of the McCombs School of Business at the University of Texas at Austin.

Other public company boards (current): Morgan Stanley (NYSE: MS), and Caterpillar Inc. (NYSE: CAT)

Prior public company boards (in last five years): None

For information regarding the nominees' and other directors' Common Stock holdings, compensation, and other arrangements, see "Information Regarding the Board of Directors," "Beneficial Ownership of Valero Securities," "Compensation Discussion and Analysis," and "Director Compensation" elsewhere in this proxy statement.

Valero's business is managed under the oversight of our Board. Our Board conducts its business through meetings of its members and its committees. During 2022, our Board held seven meetings and the standing Board committees held a total of 21 meetings.

During 2022, none of our Board members attended less than 75 percent of the meetings of the Board and committees of which he or she was then serving as a member, and the aggregate average attendance at meetings of the Board by then serving members was 97.6 percent. All Board members are expected to attend the Annual Meeting, and all but one of our Board members (who was unable to attend due to a death in the immediate family) then serving as a director attended the 2022 annual meeting.

Independent Directors

Independent Directors. Our *Corporate Governance Guidelines* require a majority of the Board to be independent. The Board presently has 11 non-management directors and one member from management, Joseph W. Gorder (our Chief Executive Officer (our "CEO" or the "CEO")). As a member of management, Mr. Gorder is not an independent director under New York Stock Exchange ("NYSE") listing standards.

The Board determined that all of our non-management directors who served on the Board at any time in 2022, and all who currently serve on the Board, satisfy the Board's independence requirements. Those independent directors are/were:

Fred M. Diaz	Deborah P. Majoras	Robert A. Profusek
H. Paulett Eberhart	Eric D. Mullins	Stephen M. Waters***
Marie A. Ffolkes*	Donald L. Nickles	Randall J. Weisenburger
Kimberly S. Greene	Philip J. Pfeiffer**	Rayford Wilkins, Jr.

*   Ms. Ffolkes was elected to the Board on October 28, 2022.
**   Mr. Pfeiffer will retire from the Board at the Annual Meeting.
***   Mr. Waters retired from the Board at the 2022 annual meeting.

Independent Committees. *The Board's Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee are each composed entirely of directors who satisfy the independence requirements of the NYSE.* Each member of the Audit Committee also meets the additional independence standards for Audit Committee members required by the SEC.

Independence Standards and Determination. The Board determines independence on the basis of the standards specified by the NYSE, the standards listed in our *Corporate Governance Guidelines*, and other facts and circumstances the Board may consider relevant. Under the NYSE's listing standards, a director is not deemed independent unless the Board affirmatively determines that the director has no material relationship with Valero. While the Board considers all relevant facts and circumstances in making its independence determinations with respect to each director, our *Corporate Governance Guidelines* set forth certain categorical standards or guidelines to assist the Board in making such determinations. A director's relationship with Valero falls within the guidelines adopted by the Board if it (as applicable):

- is not a relationship that would preclude a determination of independence under Section 303A.02(b) of the NYSE Listed Company Manual;

- consists of charitable contributions by Valero to an organization in which a director is an executive officer that do not exceed the greater of $1 million or two percent of the organization's gross revenue in any of the last three years;

- consists of charitable contributions to any organization with which a director, or any member of a director's immediate family, is affiliated as an officer, director, or trustee pursuant to a matching gift program of Valero and made on terms applicable to employees and directors generally, or is in amounts that do not exceed $1 million per year; and

- is not a relationship required to be disclosed by Valero under Item 404 of SEC Regulation S-K (regarding related-party transactions).

The Board has reviewed pertinent information concerning the background, employment, and affiliations (including any commercial, banking, consulting, legal, accounting, charitable, and familial relationships) of our directors, including the fact that some of our directors are directors or otherwise affiliated with other companies or organizations with which we conduct business. *Following review by both the Nominating and Corporate Governance Committee and the full Board, the Board (upon recommendation from the Nominating and Corporate Governance Committee) determined that each of our non-management directors and each member of the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee has no material relationship with Valero, and is therefore independent.*

Committees of the Board

Our Board has four committees:

(1) Audit Committee,

(2) Human Resources and Compensation Committee,

(3) Nominating and Corporate Governance Committee, and

(4) Sustainability and Public Policy Committee.

The committees' charters are available on our website at:

www.valero.com ▶ Investors ▶ ESG ▶ Governance Documents ▶ Charters

Committee Structure/Composition Highlights

Independence. We have four fully independent committees.

Diversity. 100 percent of our committee chairs, and at least one member of each committee, represent diversity of either gender or race/ethnicity.

Focus on ESG, Sustainability, and Climate Matters. In early 2022, the Board enhanced its committee structure and *formed a new Sustainability and Public Policy Committee, which discussed ESG, sustainability, and climate-related risks and opportunities at every meeting that committee held in 2022.*

AUDIT COMMITTEE

Current Audit Committee Members.*





| H. Paulett Eberhart (Chair)** | Fred M. Diaz*** | Eric D. Mullins**** |

*   Mr. Waters served as a member of the Audit Committee in 2022 until his retirement at the 2022 annual meeting. Mr. Weisenburger served on the committee in 2022, and until his appointment to the Human Resources and Compensation Committee in February of 2023.

**   Mr. Weisenburger chaired the committee until February of 2023, when Ms. Eberhart was appointed as chair.

***   In February of 2023, Mr. Diaz was appointed to the Audit Committee and he no longer serves on the Nominating and Corporate Governance Committee.

**** In February of 2022, Mr. Mullins was appointed to the Audit Committee and he no longer serves on the Nominating and Corporate Governance Committee.

The Board has determined that each member of the committee is (i) "independent" under applicable regulations/standards, and (ii) an "audit committee financial expert" (as defined by the SEC). For more information regarding the skills, experience, and diversity of the director nominees for the Annual Meeting, see "Proposal No. 1—Election of directors—Summary of Each Director Nominee's Skills and Attributes" and "Proposal No. 1—Election of directors—Nominees" above.

2022 Meetings. The Audit Committee met six times in 2022.

Duties and Responsibilities.

•   *Financial Statement Integrity and Legal/Regulatory Compliance.* The Audit Committee assists the Board in oversight of the integrity of Valero's financial statements and public financial information, and Valero's compliance with legal and regulatory requirements, with a focus on those with the potential to impact Valero's financial statements or accounting policies.

- *Financial Risk Management and Exposure*. One of the Audit Committee's responsibilities is to discuss with management Valero's policies and guidelines concerning financial risk exposures and the steps management has taken to monitor and control such exposures, including Valero's financial risk assessment and management policies.

- *Compliance, Ethics, and Corporate Misconduct*. An important responsibility of the Audit Committee is to assist the Board with oversight of Valero's global compliance and ethics program, including the yearly review and approval of Valero's annual compliance plan. ***The Audit Committee monitors the implementation and effectiveness of Valero's global compliance and ethics program in detecting and preventing (i) violations of Valero's Code of Business Conduct and Ethics and other company policies, which cover areas such as, among others, anti-bribery and anti-corruption, anti-money laundering, antitrust, conflicts of interest, human rights, anti-slavery and human trafficking, and the conduct of our business partners and supply chain,*** (ii) violations of applicable laws and regulations, including fraud, and (iii) other misconduct. The committee has also established procedures for the receipt, retention, and treatment of complaints received by Valero regarding accounting and auditing matters, and other suspected or known unethical behavior or violations of Valero's company policies (such as its *Code of Business Conduct and Ethics*), including a method for anonymous submission of complaints through an "Ethics Helpline."

- *Valero's Independent Auditor*. The Audit Committee is directly responsible for the appointment, compensation determination, retention, and oversight of the independent auditor retained to audit Valero's financial statements. The committee is responsible for the audit fee negotiations and fee approval associated with Valero's retention of its independent auditor. The committee annually reviews and evaluates the qualifications, performance, and independence of Valero's independent auditor, and reviews and evaluates the independent auditor's lead engagement partner. In conjunction with the mandated rotation of the independent auditor's engagement partner, the committee is involved in the selection of the independent auditor's new lead engagement partner.

- *Internal Audit Function*. The committee also assists the Board with oversight of management's annual assessment of, and report on, Valero's internal control over financial reporting and Valero's internal audit function, including reviewing the annual internal audit plan and discussing with the independent auditor and management the responsibilities, budget, and staffing of the Internal Audit team and any recommended changes in the planned scope of the annual internal audit plan.

- *Cybersecurity and IT Risks*. ***A key responsibility of the Audit Committee is to assist the Board in oversight of Valero's initiatives and strategies respecting cybersecurity and IT risks.***

2022 Charter Amendment for Cybersecurity and IT

In early 2022, the Audit Committee amended its charter to formalize its oversight responsibilities with respect to Valero's initiatives and strategies respecting cybersecurity and IT risks.

The Audit Committee's duties and responsibilities are further described in the committee's charter, which is available on our website at the address indicated at the beginning of this section, "Committees of the Board." We also make additional disclosures about the Audit Committee (including its duties and responsibilities) above under the caption "Risk Management and Oversight" and in connection with "Proposal No. 2—Ratify appointment of KPMG LLP as independent auditor."

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Current Human Resources and Compensation Committee Members.

   

| Rayford Wilkins, Jr. (Chair) | Philip J. Pfeiffer* | Robert A. Profusek | Randall J. Weisenburger** |

*   Mr. Pfeiffer will retire from the Board at the Annual Meeting and is thus not a director nominee.

**   In February of 2023, Mr. Weisenburger was appointed to the Human Resources and Committee and he no longer serves on the Audit Committee.

The Board has determined that each member of the committee is "independent" under applicable regulations/standards. For more information regarding the skills, experience, and diversity of the director nominees for the Annual Meeting, see "Proposal No. 1—Election of directors—Summary of Each Director Nominee's Skills and Attributes" and "Proposal No. 1—Election of directors—Nominees" above.

2022 Meetings. The Human Resources and Compensation Committee met six times in 2022.

Duties and Responsibilities.

- *Valero's Compensation Programs, Policies, and Strategies.*
  - ◦ CEO, Executive, and Director Compensation. The committee reviews and reports to the Board on matters related to Valero's compensation programs, policies, and strategies. The committee is directly responsible for approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and together with the other independent directors, determining and approving the CEO's overall compensation. The committee also reviews and approves the corporate goals and objectives relevant to the compensation of other senior executives of Valero. Additionally, the committee conducts periodic reviews of director compensation and makes recommendations to the full Board regarding the independent directors' compensation.
  - ◦ Compensation and Benefit Plans and Agreements. The committee reviews and approves any employment and severance agreements, change-of-control agreements, and provisions affecting compensation and benefits for our CEO and other senior executives. The committee reviews Valero's employee compensation policies and programs, adopts and reviews Valero's equity compensation plans, oversees the administration of Valero's compensation plans, and approves amendments to and interpretations of Valero's compensation plans, as necessary.
- *Succession Planning for Valero's CEO and Other Senior Executives.* As disclosed further below under the caption "CEO Succession Planning," the committee also reviews and makes regular reports to the Board regarding management succession planning for Valero's CEO and other senior executives.
- *Talent Management and Compensation-Related Risks.* **The committee also helps assess risks related to Valero's talent management and compensation programs, policies, and strategies to ensure that they align with the long-term interests of stockholders and are effective in retaining a talented workforce.** The independent compensation consultant also regularly attends meetings of the committee to provide updates on compensation-related risks and trends. The committee is directly responsible for the appointment, compensation, and oversight of the work of any compensation consultant retained by the committee. See "Risk Assessment of Compensation Programs" and "Compensation Consultant Disclosures" below for additional information on these matters.
- *D&I and Human Capital Management.* The Human Resources and Compensation Committee assists the Board with oversight over Valero's initiatives and strategies in the areas of **(i) D&I, (ii) human capital management, and (iii) leadership development.**
- *Stock Ownership and Retention.* The committee is responsible for monitoring compliance with the Stock Ownership and Retention Guidelines set forth in Valero's *Corporate Governance Guidelines*, which are discussed further below under the caption "Stock Ownership and Retention Guidelines," and reviewing and approving any request from the CEO to dispose of 20 percent or more of his shares of Common Stock. **See the disclosures under the caption "Stock Ownership and Retention Guidelines" in the "Compensation Discussion and Analysis" section below for additional information on recent enhancements to our Stock Ownership and Retention Guidelines.**

The committee's duties are further described under the caption "Risk Management and Oversight" above, in "Compensation Discussion and Analysis" below, and in the committee's charter, which is available on our website at the address indicated at the beginning of this section, "Committees of the Board."

2022 Charter Amendment for D&I/Human Capital Management

Given the growing importance and impact of D&I and human capital management-related matters, in early 2022, the committee (i) formally changed its name to include "Human Resources" in order to more accurately reflect what the committee believes has become a fundamental aspect of its duties and responsibilities, and (ii) amended its charter to specifically encompass oversight responsibilities with respect to D&I, human capital management, and leadership development.

Human Resources and Compensation Committee Report. The Human Resources and Compensation Committee Report for fiscal year 2022 appears in this proxy statement immediately following "Compensation Discussion and Analysis" below.

Compensation Committee Interlocks and Insider Participation. There are no compensation committee interlocks. None of the members of the Human Resources and Compensation Committee has served as an officer or employee of Valero, or had any relationship requiring disclosure by Valero under Item 404 of SEC Regulation S-K (regarding related-party transactions).

Limited Delegation of Authority. As permitted by our bylaws, the Human Resources and Compensation Committee has, for administrative convenience, delegated authority to our CEO to make certain non-material amendments to Valero's benefit plans and to make limited grants of equity awards to key employees who are not executive officers.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Nominating and Corporate Governance Committee Members.*

   

| **Kimberly S. Greene (Chair)**** | **Marie A. Ffolkes***** | **Deborah P. Majoras** | **Donald L. Nickles** |

*   Mr. Mullins served as a member of the committee in 2022 until his appointment to the Audit Committee in February of 2022. Mr. Diaz served as a member of the committee in 2022, and until his appointment to the Audit Committee in February of 2023.

**   Ms. Majoras chaired the committee until February of 2022, when Ms. Greene was appointed as chair.

***   Ms. Ffolkes was appointed to the committee upon her election to the Board on October 28, 2022.

The Board has determined that each member of the committee is "independent" under applicable regulations/standards. For more information regarding the skills, experience, and diversity of the director nominees for the Annual Meeting, see "Proposal No. 1—Election of directors—Summary of Each Director Nominee's Skills and Attributes" and "Proposal No. 1—Election of directors—Nominees" above.

2022 Meetings. The Nominating and Corporate Governance Committee (which was named the Nominating/Governance and Public Policy Committee until March of 2022) met six times in 2022.

Duties and Responsibilities. The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to corporate governance. The committee's specific purposes and duties include:

- *Board Skills and Director Refreshment* - **ensuring that the Board and its committees have the mix of knowledge, skills, experience, and other attributes needed to effectively oversee the complex and rapidly evolving challenges and opportunities facing Valero, including by reviewing the composition of the Board and its committees, reviewing each director's and director nominee's independence, character, judgment, integrity, diversity, age, skills (including financial literacy), and experience in the context of the overall needs of the Board,** identifying individuals qualified to become Board members, and recommending to the Board director nominees to stand for election at the annual meeting of stockholders;

- *Corporate Governance Principles* - developing and recommending a set of corporate governance principles applicable to Valero, including with respect to its overboarding policy and key governance documents and policies;

- *Annual Board/Committee Evaluation* - overseeing the Board's and its committees' annual self-evaluation of performance and reporting to the Board on the committee's assessment of the Board's performance;

- *New Director Orientation and Director Continuing Education* - developing and maintaining Valero's new director orientation and director continuing education programs; and

- *Related-Party Transactions* - reviewing and approving any related-party transactions.

The committee's duties are further described under the caption "Risk Management and Oversight," and in the committee's charter, which is available on our website at the address indicated at the beginning of this section, "Committees of the Board."

Committee's Recommendations Regarding Director Nominees and Lead Director. The committee recommended to the Board the persons listed in this proxy statement in Proposal No. 1 as nominees for election as directors at the Annual Meeting. The committee also considered and recommended the appointment of a Lead Director to preside at meetings of the independent directors without management, and recommended assignments for the Board's committees. The Board approved such recommendations, and adopted resolutions approving the slate of director nominees to stand for election at the Annual Meeting and the appointment of a Lead Director. See the disclosures under the caption "Lead Director and Meetings of Independent Directors" below for more information.

SUSTAINABILITY AND PUBLIC POLICY COMMITTEE

Background. As previously disclosed, following the results of our 2022 Board and committee self-evaluation process, the Board determined that *in order to further enhance the Board's oversight structure and efforts with respect to ESG and sustainability matters, including those related to climate and environmental justice, and other relevant oversight matters, it was advisable to establish a new standing committee, the Sustainability and Public Policy Committee.* The Board determined that reallocating certain duties to this new committee would *enable each of the Board's committees to direct a level of attention and oversight commensurate with their respective areas of responsibility and better meet the growing challenges and opportunities presented by ESG and sustainability matters, including those related to climate and environmental justice.*

Current Sustainability and Public Policy Committee Members.*

    

| Deborah P. Majoras (Chair) | H. Paulett Eberhart** | Kimberly S. Greene | Robert A. Profusek | Rayford Wilkins, Jr. |

*   Mr. Weisenburger served on the committee in 2022, and until his appointment to the Human Resources and Compensation Committee in February of 2023.

**   In February of 2023, Ms. Eberhart was appointed as chair of the Audit Committee and as a member of the Sustainability and Public Policy Committee.

The Board has determined that each member of the committee is "independent" under applicable regulations/standards. For more information regarding the skills, experience, and diversity of the director nominees for the Annual Meeting, see "Proposal No. 1—Election of directors—Summary of Each Director Nominee's Skills and Attributes" and "Proposal No. 1—Election of directors—Nominees" above.

Structured to Enhance Oversight of ESG and Sustainability Matters. *These independent directors were determined to have the appropriate mix of knowledge, skills, experience, and attributes needed to effectively (i) assist the Board in the oversight of the broad ranging, interrelated, and complex challenges and opportunities presented by ESG and sustainability matters, including those related to climate and environmental justice, and (ii) facilitate coordination and collaboration with the full Board and among the other committees.* To further promote robust oversight and effective collaboration, all members of the Board are permitted, but not required, to attend meetings of the Sustainability and Public Policy Committee, and nearly all of our other directors not on the Sustainability and Public Policy Committee attended as guests, and brought their respective expertise to, every meeting that committee held in 2022. *See the disclosures under the caption "Risk Management and Oversight — Board Oversight - ESG, Sustainability, and Climate" above for more information.*

Meetings. Following its formation in February of 2022, the Sustainability and Public Policy Committee generally met before each regularly scheduled meeting of the Board, resulting in three committee meetings in 2022.

Duties and Responsibilities. The committee's primary responsibilities are to assist the Board with oversight of:

- HSE matters;
- *ESG, sustainability, and climate-related risks and opportunities (including environmental justice matters);*
- corporate responsibility and reputation management;
- social, community, and public policy strategies and initiatives;
- political issues, including political contributions and lobbying activities; and
- compliance with legal and regulatory requirements for the operations of the company.

The committee's duties are further described under the caption "Risk Management and Oversight," and in the committee's charter, which is available on our website at the address indicated at the beginning of this section, "Committees of the Board."

Selection of Director Nominees

The Nominating and Corporate Governance Committee solicits recommendations for Board candidates from a number of sources, including our directors, our officers, third-party research, and retained third-party search firms. Ms. Ffolkes, who was elected to the Board and appointed to the Nominating and Corporate Governance Committee on October 28, 2022, was identified as a potential director nominee by a retained third-party search firm, whose function was to identify and provide feedback on potential qualified director nominees, and provide an introduction thereto if needed. In addition, the committee will consider candidates submitted by stockholders when submitted in accordance with the procedures described under the caption "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below. The Nominating and Corporate Governance Committee will consider all candidates properly identified through the processes described above and will evaluate each of them on the same basis. The level of consideration the Nominating and Corporate Governance will extend to a stockholder's candidate will be commensurate with the quality and quantity of information about the candidate that such stockholder provides to the committee.

Proxy Access. Our bylaws permit a stockholder, or a group of up to 20 stockholders, that has owned at least three percent of our outstanding Common Stock for at least three years to nominate and include in our proxy statement candidates for our Board, subject to certain requirements set forth in our bylaws. Each stockholder, or group of stockholders, may nominate candidates for director, up to a limit of the greater of two or 20 percent of the number of directors on the Board. Any nominee must meet the qualification standards referred to in our bylaws. The procedures for nominating a candidate pursuant to our proxy access provisions are described under the caption "Miscellaneous—Stockholder Communications, Nominations, and Proposals" below.

EVALUATION OF DIRECTOR CANDIDATES

Our *Corporate Governance Guidelines* vest the Nominating and Corporate Governance Committee with responsibility for reviewing the composition of the Board as well as the qualifications of the individual members of the Board and its various committees. This review includes consideration of the directors' independence, character, judgment, integrity, diversity, age, skills (including financial literacy), and experience in the context of the overall needs of the Board. The committee's assessments include consideration of:

- applicable independence standards;
- skills and experience necessary for service on the Board's committees;
- skills and experience necessary to serve the needs of the Board as a whole; and
- potential conflicts under applicable laws or regulations, or with Valero's interests.

Each candidate must meet certain minimum qualifications, including:

- strong ethical principles and integrity;
- the ability to dedicate sufficient time, energy, and attention to the performance of applicable duties, taking into consideration our overboarding policy discussed below; and
- *skills and expertise complementary to those of our existing Board members; in this regard, consideration is given to the Board's overall need for operational, CEO, managerial, financial, governmental, international, legal and regulatory, energy, ESG, sustainability, climate, HSE, cybersecurity and IT, D&I, human capital management, and other skills and expertise.*

The Nominating and Corporate Governance Committee also values and considers in the context of the overall needs of the Board:

- diversity characteristics such as gender, race/ethnicity, national origin, age, tenure, and geography; and
- the ability of a prospective candidate to work with the interpersonal dynamics of the Board and contribute to the Board's collaborative culture.

See the disclosures under the caption "Director Diversity" below for additional information.

Based on this initial evaluation, the Nominating and Corporate Governance Committee will generally determine whether to interview a proposed candidate and, if warranted, will recommend that one or more of its members, other members of the Board, and/or senior executives at Valero, as appropriate, interview the candidate. Following additional review and discussion with the Board and senior executives at Valero, as appropriate, the committee ultimately determines its list of director nominees, if any, and recommends any such list of one or more nominees to the full Board for consideration and approval. The effectiveness of these and other Valero governance principles and documents, as well as the performance of the Board and its committees, are assessed on an annual basis through the process discussed under the caption "Board and Committee Evaluation Process" below.

DIRECTOR DIVERSITY

As discussed under the caption "Evaluation of Director Candidates" above, the Board benefits from and values director candidates that bring a diversity of skills, expertise and perspectives to the boardroom, and this includes gender and racial/ethnic diversity. In furtherance of the Board's diversity goals, *in 2021 the Nominating and Corporate Governance Committee amended its charter with respect to the committee's search for director candidates to require that the initial list of candidates from which the director is nominated include, but need not be limited to, diverse qualified candidates (a "Rooney Rule" amendment).* This requirement is communicated to those assisting with director searches, as necessary, and is also implemented through the exercise by the Nominating and Corporate Governance Committee of its oversight responsibilities concerning Valero's director selection process.

For this year's Annual Meeting, the Board has nominated 11 individuals who bring valuable diversity in terms of gender, race/ethnicity, industries represented, knowledge, skills, experience, age, and tenure, among other attributes.

- **Gender**. *36.4 percent of our director nominees for the Annual Meeting are female.*

- **Race/Ethnicity**. *36.4 percent of our director nominees for the Annual Meeting represent racial/ethnic diversity.*

- **Age.** Our director nominees for the Annual Meeting range in age from 51 to 74 (as of December 31, 2022).

- **Tenure.** Our director nominees for the Annual Meeting have a wide diversity of tenure, with *five new directors having been elected since 2016.*

DIRECTOR REFRESHMENT AND RETIREMENT

Refreshment. We do not set term limits for our directors. As stated in Article I of our *Corporate Governance Guidelines*, the Board believes that directors who have served on the Board for an extended period of time are able to provide valuable insight into the operations and future of Valero based on their experience with and understanding of Valero's history, business, policy, and objectives. As an alternative to term limits, the Board believes that its evaluation and nomination processes serve as appropriate checks on each Board member's continued effectiveness.

Retirement Policy. Our directors are subject to a retirement policy (set forth in Article I of our *Corporate Governance Guidelines*). Under that policy, a director may serve on our Board until he or she reaches the age of 75. A director who turns 75 may serve the remainder of his or her term of office, which is deemed to end at the next annual meeting of stockholders at which directors are elected. *Mr. Pfeiffer will become subject to our director retirement policy effective at the Annual Meeting. Additionally, two of our other current directors will become subject to our director retirement policy effective, respectively, at our 2024 and 2025 annual meetings of stockholders.*

Board Refreshment
Since 2016

5 new independent directors	2016	Ms. Eberhart and Ms. Greene
	2020	Mr. Mullins
	2021	Mr. Diaz
	2022	Ms. Ffolkes
3 new women directors *(currently 4/12 total)*	2016	Ms. Eberhart and Ms. Greene
	2022	Ms. Ffolkes
3 new racially/ethnically diverse directors *(currently 4/12 total)*	2020	Mr. Mullins
	2021	Mr. Diaz
	2022	Ms. Ffolkes

Board and Committee Evaluation Process

Our *Corporate Governance Guidelines* and the charters of each of our committees require the Board and its committees to conduct an annual performance evaluation. Board and committee performance evaluations play an important role in ensuring effective functioning and oversight of our Board and committees. The Nominating and Corporate Governance Committee oversees this evaluation process, which is summarized below, and reports to the Board on its assessment of the Board's performance.



MULTI-STEP AND CONTINUAL EVALUATION PROCESS

Annual Surveys	Summary Reports	Executive Session Review	Ongoing Feedback
Detailed surveys tailored for the Board and each standing committee are reviewed and updated annually, in consultation with the chair of the Nominating and Corporate Governance Committee, prior to distribution at the end of each year.	Summary reports of the evaluation results are compiled and provided to each director, with results shown on a confidential basis to encourage candid feedback.	These summary reports are discussed at Board and/or committee meetings in executive session, led by the chair of the Nominating and Corporate Governance Committee, the Lead Director, and/or the Chairman of the Board, all of whom ensure that the Board or senior management, as appropriate, follow up on any identified areas for improvement.	The chair of the Nominating and Corporate Governance Committee, the Lead Director, and/or the Chairman of the Board will meet from time to time with each director individually in order to obtain feedback on the performance of the Board, a committee, or an individual director.

Evaluation and Feedback Topics

The topics covered in this process include, among others:

- ***Board and committee roles, effectiveness, and structure;***
- ***corporate strategy and risk management oversight;***
- Board and committee composition and size;
- the frequency, length, and content of Board and committee meetings;
- the quality of meeting materials and management's presentations at Board and committee meetings;
- the adequacy of Valero's governance policies, documents, and provisions; and
- ***the performance of the Board and its committees relative to the responsibilities*** of each as established in our *Corporate Governance Guidelines*, bylaws, charter, committee charters, and other applicable governance documents.

Effectiveness of Evaluation Process

The Board believes that these evaluation tools and process provide effective measures and forums for discussing the Board's and its committees' effectiveness, and potential areas for enhancement. ***In 2022, this process ultimately led to the Board's determination to (i) enhance the Board's oversight structure in response to the growing challenges and opportunities presented by ESG and sustainability matters, including those related to climate and environmental justice, and (ii) establish the Sustainability and Public Policy Committee as a new standing committee.***

Director Overboarding

Enhanced Overboarding Policy. We believe that it is critical that each of our directors is able to devote sufficient time and effort to their duties as a director. ***As a result, in October of 2022 we amended our overboarding policy in our Corporate Governance Guidelines to better align such policy with developments in our investors' expectations.***

Numerical Guidelines. Under our enhanced overboarding policy,

- non-employee directors should not serve on more than four public company boards (including Valero's Board);
- a director who is the Chief Executive Officer or other executive officer of a public company should not serve on more than two public company boards (including Valero's Board); and
- members of Valero's Audit Committee should not serve on more than three public company audit committees (including Valero's Audit Committee).

ALL OF OUR DIRECTORS CURRENTLY MEET THE GUIDELINES ABOVE.

2022 and Periodic Review. Additionally, in 2022, the Nominating and Corporate Governance Committee assessed each director's ability to fulfill his or her ongoing responsibilities to Valero, *taking into consideration public company board service and leadership positions (such as chairman, lead director, and committee chair),* service on private company boards, industry or other leadership positions, input from other directors, and any other applicable details and information provided by the relevant director, *and determined that their continued service on the Valero Board was appropriate under our overboarding policy.* Under our enhanced overboarding policy, this review process occurs periodically for all directors.

Notification Procedures. Under our enhanced overboarding policy, a director who is considering certain changes to their principal occupation or public company board/committee service that could materially increase his or her responsibilities should consider, and provide the Board the opportunity to consider, whether such director will be able to continue to devote sufficient time to the affairs of the Board, remain independent, have an inter-locking directorship, have a potential conflict under applicable laws or regulations, or have a potential conflict with Valero's interests.

New Director Orientation

Valero's *Corporate Governance Guidelines* state that all new directors must participate in an orientation program as soon as reasonably practicable after joining the Board, and that such orientation generally should include presentations by senior management and other appropriate individuals to familiarize new directors with Valero's operations, strategic plans, significant risks, compliance programs (including policies and procedures for the purchase and sale of Valero's Common Stock), our *Code of Business Conduct and Ethics*, principal officers and senior executives, Valero's internal audit function, and its independent auditors.

We typically hold a full day of new director orientation on-site at our headquarters in San Antonio, and Valero's management team, including its executive officers, will typically present on topics such as (i) ESG and sustainability, (ii) corporate governance and Board practices and function, (iii) compliance, HSE, and risk management, including Valero's *Code of Business Conduct and Ethics,* and other company policies, (iv) investor relations and financial items, (v) an overview and history of Valero, (vi) Valero's refining operations, including an introduction to refining, (vii) human resources and diversity, (viii) Valero's commercial and international operations, and (ix) Valero's low-carbon fuels operations. *Holding new director orientation on-site at Valero's headquarters allows for new directors to tour our facilities, interact with employees, and see our culture first hand.*

In 2022, our Nominating and Corporate Governance Committee reviewed our new director orientation program and determined that it is an effective and efficient onboarding tool and process. This determination was also supported by the positive feedback on our new director orientation received from recently onboarded directors.

Director Continuing Education

We believe that director education is important to the ability of our directors to fulfill their duties and supports the oversight provided by the Board and its committees. We encourage our directors to attend director education programs as appropriate to stay abreast of emerging risks and opportunities, developments in corporate governance, key board oversight areas, and board best practices. *Valero's Corporate Governance Guidelines state that Valero will pay for our directors' attendance at continuing education seminars, conferences, or workshops to foster education in matters pertaining to corporate governance or directors' responsibilities generally, and that Valero will pay for a director's membership in an organization such as the National Association of Corporate Directors in order to provide ongoing resources for board development.*

Director continuing education is also provided as follows:

- **Board and Committee Presentations.** During Board and committee meetings, Valero's senior management, SMEs, independent auditor, and the independent compensation consultant often make detailed presentations on relevant topics.

- **Committee Reports.** At Board meetings, committee chairs provide detailed reports on the matters covered during committee meetings.

- **Site Visits.** Directors make periodic site visits to Valero's facilities, and we paired the Board's meeting in September of 2022 with a visit to our refinery in St. Charles, Louisiana, and our renewable diesel plant adjacent thereto.

- **Guest Speakers.** External guest speakers present at our annual three-day strategic planning meeting, and over the past two years this has included presentations from third-party experts on topics such as climate, low-carbon projects and innovation, ESG, sustainability, liquid fuels, geopolitics, and public policy. Third-party experts also occasionally present at regularly scheduled Board and committee meetings on relevant topics.

- **Periodic Written Update Reports.** We keep the Board apprised of updates and key information through constant communication, including (i) a weekly written update report prepared by our Investor Relations team that features key market and peer data, analyst commentary, and other updates and (ii) a monthly written report from our CEO on our financial, operating, and HSE performance, and other legal, regulatory, ESG, sustainability, and business developments.

In 2022, the Nominating and Corporate Governance Committee discussed Valero's director continuing education in the context of climate and other ESG and sustainability matters, cybersecurity and IT, and the current skills and experiences represented on the Board and the potential need for new skills and experiences.

Leadership Structure of the Board

Our bylaws state that the Chairman of the Board has the power to preside at all meetings of the Board. Joseph W. Gorder, our CEO, serves as the Chairman of the Board. Although the Board believes that the combination of the Chairman and CEO roles is appropriate in current circumstances, Valero's *Corporate Governance Guidelines* do not establish this approach as a policy, and in fact, the Chairman and CEO roles have been separate at different times in the past. Such determination is made in light of the facts and circumstances applicable at such time, including the Board's composition, officer and director retirements or transition periods, the risks and opportunities facing Valero, and the best interests of Valero as determined by the business judgement of the Board's independent directors.

Demonstrated Track Record of Success Under Combined CEO and Chairman Role. The Board continues to believe that Mr. Gorder's service as Chairman and CEO enhances our performance and the Board's effectiveness. *The CEO and Chairman positions were combined under Mr. Gorder's leadership on December 31, 2014, and under this unified leadership structure Valero has a demonstrated track record of delivering distinctive financial results and peer-leading returns to stockholders. Since 2014:*
- *our cash flow generation and approach to capital allocation have enabled us to significantly enhance stockholder value;*
- *we have reduced our share count by almost 30%, increased the dividend per share by over 370% and returned approximately $23.6 billion to stockholders through dividends and stock purchases; and*
- *our market capitalization has more than doubled, driving a TSR of 306% since 2014, versus a TSR of 130% for the S&P 500, making Valero the best performing energy company in the S&P 500.**

* Data in the bullets above is from December 31, 2014 to January 27, 2023.

The CEO is appointed by the Board to manage Valero's daily affairs and operations. Valero and the Board believe that Mr. Gorder's extensive industry experience and direct involvement in Valero's operations make him best suited to serve as Chairman in order to, among other things:

- lead the Board in productive and strategic planning;

- determine necessary and appropriate agenda items for meetings of the Board with input from the Lead Director and independent Board committee chairs; and

- determine and manage the amount of time and information devoted to discussion of agenda items and other matters that may come before the Board.

Oversight by Independent Directors. Our Board structure includes strong oversight by independent directors. Mr. Gorder is the only member from our management (past or present) who serves on the Board and all of our other directors are independent. We have also elected five new directors since 2016 (currently 41.7 percent of our total Board), which has resulted in a significant and steady refreshment of the perspectives and independence of thought and judgment brought to the Board. Each of the Board's committees is chaired by an independent director, all committee members are independent, and our Board has named an independent Lead Director whose duties are described under the caption "Lead Director and Meetings of Non-Management Directors" below. The independent directors routinely meet in executive session outside the presence of management, generally at each Board and committee meeting, and at a minimum, quarterly after each regularly scheduled Board meeting.

Lead Director and Meetings of Non-Management Directors

While our *Corporate Governance Guidelines* do not require the Chairman and CEO roles be split or combined, when such roles are combined our *Corporate Governance Guidelines* require our non-management directors to appoint a Lead Director whose responsibilities include leading the meetings of our non-management directors outside the presence of management. Following the

recommendation of the Nominating and Corporate Governance Committee, the Board's independent directors selected Mr. Profusek to serve as Lead Director during 2023. Our Board regularly meets in executive session outside the presence of management, generally at each Board and committee meeting and at least quarterly after each regular Board meeting.

Mr. Profusek has practiced corporate law at a large global law firm for almost 50 years and is the current chair of the firm's global mergers and acquisitions practice group, one of the largest in the firm. Over this time, Mr. Profusek has developed, and thus brings to the Board, extensive experience and expertise in business leadership, risk management, public company governance, cybersecurity and IT, executive compensation, ESG, sustainability, climate, and human capital management. Mr. Profusek has advised public and private companies on a variety of ESG-related issues and has co-authored ESG and climate focused legal articles. He is also a frequent speaker regarding corporate takeovers and corporate governance, has testified before Congress and the SEC about takeover and compensation-related matters, and is a frequent guest commentator on CNBC, CNN, and Bloomberg TV. His skills and experience are discussed further above under the captions "Proposal No. 1—Election of directors—Summary of Each Director Nominee's Skills and Attributes" and "Proposal No. 1—Election of directors—Nominees."

The Lead Director, working with the Board committee chairs, sets agendas and leads the discussion of regular meetings of the Board outside the presence of management, provides feedback regarding these meetings to the Chairman, and otherwise serves as liaison between the Chairman and the non-management directors. The Lead Director regularly communicates with the Chairman between meetings of the Board to discuss policy issues, strategies, governance, and other matters that arise throughout the year. The Board committee chairs also communicate regularly with the Lead Director to discuss relevant issues facing Valero and the Board and to recommend agenda items for consideration at future Board meetings. The Lead Director also often provides direct input on a variety of matters, including the Board's oversight structure, risk identification and management, and strategy. *The Board believes that this approach appropriately and effectively complements Valero's current combined CEO/Chairman structure.*

Our *Corporate Governance Guidelines* enumerate the duties and responsibilities of the Lead Director, which include:

- serving as a liaison between the Chairman and the non-management directors;
- consulting with the Chairman on agendas for Board meetings;
- reviewing and approving information sent to the Board as and when appropriate;
- the authority to call meetings of the non-management directors;
- setting agendas and leading the discussion of regular executive session meetings of the Board outside the presence of management and providing feedback regarding these meetings to the Chairman; and
- receiving, reviewing, and acting upon communications from stockholders or other interested parties when those interests should be addressed by a person independent of management.

CEO Succession Planning

The full Board continually works with the Human Resources and Compensation Committee to evaluate potential successors for the office of CEO. Our CEO makes his recommendations and evaluations of potential successors available to the Board at all times. The Board regularly discusses CEO succession planning in executive sessions led by the Lead Director, both in the presence of the CEO and in sessions with only the independent directors. The Board's deliberations also include succession planning for cases of unforeseen emergencies or the temporary disability of the CEO and other senior executives. The Human Resources and Compensation Committee assists with oversight of Valero's management succession planning, including leadership development, and regularly reports to and engages with the Board on the topic. See the disclosures under the caption "Committees of the Board" above for more information about the duties and responsibilities of the Human Resources and Compensation Committee.

IDENTIFICATION OF EXECUTIVE OFFICERS

The following table lists Valero's executive officers (for purposes of Rule 3b-7 under the Exchange Act). There is no arrangement or understanding between any executive officer listed below or any other person under which the executive officer was or is to be selected as an officer.

	Officer Since	Age as of 12/31/2022
Joseph W. Gorder, *Chief Executive Officer and Chairman of the Board*	2003	65
R. Lane Riggs, *President and Chief Operating Officer*	2011	57
Jason W. Fraser, *Executive Vice President and Chief Financial Officer*	2015	54
Gary K. Simmons, *Executive Vice President and Chief Commercial Officer*	2011	58
Cheryl L. Thomas, *Senior Vice President and Chief Technology Officer*	2011	61
Richard J. Walsh, *Senior Vice President, General Counsel and Secretary*	2016	57

Mr. Gorder. Mr. Gorder's biographical information appears above under the caption "Proposal No. 1—Election of directors—Nominees."

Mr. Riggs was elected President and Chief Operating Officer on January 23, 2020. He previously served as Executive Vice President and Chief Operating Officer (since January 1, 2018), and prior to that as Executive Vice President–Refining Operations and Engineering (since 2014), and Senior Vice President–Refining Operations (since 2011). He has held several leadership positions with Valero overseeing refining operations, crude and feedstock supply, and planning and economics. Mr. Riggs also served on the board of directors of Valero Energy Partners GP LLC (the general partner of Valero Energy Partners LP (NYSE: VLP)) from 2014 to 2019.

Mr. Fraser was elected Executive Vice President and Chief Financial Officer effective July 15, 2020. Prior to that he served as Executive Vice President and General Counsel effective January 1, 2019. In 2018, he served as Senior Vice President overseeing Valero's Public Policy & Strategic Planning, Governmental Affairs, Investor Relations, and External Communications functions. From November 2016 to May 2018, Mr. Fraser served as Vice President-Public Policy & Strategic Planning, and from May 2015 to November 2016, he served in London as Vice President-Europe, overseeing Valero's European commercial businesses. Prior to his service in London, he held various leadership positions at Valero's San Antonio headquarters, including Senior Vice President & Deputy General Counsel and Senior Vice President-Specialty Products in the Valero family of companies.

Mr. Simmons was elected Executive Vice President and Chief Commercial Officer on January 23, 2020. He previously served as Senior Vice President–Supply, International Operations and Systems Optimization (since May 2014), and prior to that as Vice President–Crude and Feedstock Supply and Trading (2012 to 2014), and Vice President–Supply Chain Optimization (2011 to 2012). Mr. Simmons has held many leadership positions with Valero, including Vice President and General Manager of Valero's Ardmore and St. Charles refineries.

Ms. Thomas was elected Senior Vice President and Chief Technology Officer effective September 3, 2020, with responsibility for Valero's information services network and related technology. She was first elected as Valero's Vice President and Chief Information Officer in 2011, and was thereafter promoted to Senior Vice President and Chief Information Officer in 2019. Ms. Thomas has served Valero and its predecessors since 1984. In her many leadership roles, she has managed Valero's Information Systems Development, Support, and Infrastructure teams; served as Vice President of Retail Operations Support; and served as Vice President of Retail Information Systems. She has played a key role in restructuring Valero's Information Services Department and integrating acquired assets into Valero's complex systems. Ms. Thomas also serves on the executive committee and as the treasurer of the Family Violence Prevention Society, a non-profit organization.

Mr. Walsh was elected Senior Vice President, General Counsel and Secretary, effective April 22, 2021, and prior to that was elected as Senior Vice President and General Counsel effective July 15, 2020. Mr. Walsh has responsibility for Valero's legal and governmental affairs, HSE, fuels compliance, risk management, ESG, and compliance/ethics teams. He previously served as Vice President and Deputy General Counsel of Valero from 2016 to 2020. He joined Valero in 1999 and has served in many different leadership roles within Valero's legal department. He has extensive environmental and international legal experience, including experience related to Latin America and Europe.

BENEFICIAL OWNERSHIP OF VALERO SECURITIES

SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS

This table lists the beneficial ownership of our Common Stock as of February 26, 2023, by all directors and nominees, the executive officers named in the Summary Compensation Table, and the directors and executive officers of Valero as a group. No executive officer, director, or nominee for director owns any class of equity securities of Valero other than Common Stock. None of the shares listed below are pledged as security. The address for each person is One Valero Way, San Antonio, Texas 78249.

Name of Beneficial Owner	Shares Held (1)	Shares Under Options (2)	Total Shares	Percent of Class
Fred M. Diaz	1,273	—	1,273	*
H. Paulett Eberhart	10,365	—	10,365	*
Marie A. Ffolkes (3)	—	—	—	*
Jason W. Fraser	127,222	—	127,222	*
Joseph W. Gorder	625,984	75,580	701,564	*
Kimberly S. Greene	10,170	—	10,170	*
Deborah P. Majoras	23,663	—	23,663	*
Eric D. Mullins	4,385	—	4,385	*
Donald L. Nickles	29,682	—	29,682	*
Philip J. Pfeiffer	26,818	—	26,818	*
Robert A. Profusek	41,178	—	41,178	*
R. Lane Riggs	261,979	—	261,979	*
Gary K. Simmons	189,509	—	189,509	*
Cheryl L. Thomas	70,759	—	70,759	*
Randall J. Weisenburger	104,724	—	104,724	*
Rayford Wilkins, Jr.	36,517	—	36,517	*
Directors and current executive officers as a group (17 persons)	1,657,095	75,580	1,732,675	*

* Indicates that the percentage of beneficial ownership does not exceed 1% of the class.

(1) Includes shares allocated under the Thrift Plan and shares of restricted stock.

(2) Represents shares of Common Stock that may be acquired under outstanding stock options currently exercisable or that are exercisable within 60 days from February 26, 2023. See also "Director Compensation" below.

(3) Ms. Ffolkes owns 1,047 unvested stock units, which do not have voting rights. See "Director Compensation" below.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

This table describes each person or group of affiliated persons known to be a beneficial owner of more than 5% of our Common Stock. The information is based on reports filed by such persons with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Blvd Malvern PA 19355	41,829,124 (1)	10.85%
BlackRock, Inc. 55 East 52nd Street New York NY 10055	37,055,791 (2)	9.6%
State Street Corporation State Street Financial Center One Lincoln Street Boston MA 02111	27,985,400 (3)	7.26%

(1) The Vanguard Group filed with the SEC Amendment No. 9 to its Schedule 13G on February 9, 2023, reporting that it or certain of its affiliates beneficially owned in the aggregate 41,829,124 shares as of December 31, 2022, for which it had no sole voting power, shared voting power for 550,652 shares, sole dispositive power for 40,205,919 shares, and shared dispositive power for 1,623,205 shares.

(2) BlackRock, Inc. filed with the SEC Amendment No. 13 to its Schedule 13G on January 24, 2023, reporting that it or certain of its affiliates beneficially owned in the aggregate 37,055,791 shares as of December 31, 2022, for which it had sole voting power for 34,451,924 shares, no shared voting power, sole dispositive power for 37,055,791 shares, and no shared dispositive power.

(3) State Street Corporation filed with the SEC an amended Schedule 13G on February 7, 2023, reporting that it or certain of its affiliates beneficially owned in the aggregate 27,985,400 shares as of December 31, 2022, for which it had no sole voting power, shared voting power for 25,719,773 shares, no sole dispositive power, and shared dispositive power for 27,939,468 shares.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

Our incentive compensation programs are designed to effectively balance risk and reward. When assessing risk, we consider both cash compensation payable under our annual incentive bonus plan as well as long-term incentives that are awarded under our stock incentive plan. We also consider the mix of award opportunities (i.e., short- versus long-term), performance targets and metrics, the target-setting process, and the administration and governance associated with our plans. We do not believe that our compensation policies and practices are reasonably likely to have an adverse effect on Valero. Features of our compensation programs that we believe mitigate excessive risk-taking include:

- ***a cap on overall performance share payouts when Valero's TSR over the performance period is negative;***

- the mix between fixed and variable, annual and long-term, and cash and equity compensation, designed to encourage strategies and actions that are in Valero's long-term best interests;

- determination of incentive awards based on a variety of indicators of performance, thus diversifying the risk associated with a single indicator of performance;

- incorporation of relative TSR into our incentive program, calibrating pay and performance relationships to companies facing the same or similar market forces as Valero;

- multi-year vesting periods for equity incentive awards, which encourage focus on sustained growth and earnings;

- maximum payout ceilings under our annual bonus program and performance share awards;

- restricted stock awards that help contain volatility of incentive awards and further align executives' interests with long-term stockholder value creation; and

- our compensation-related policies, including our Policy on Executive Compensation in Restatement Situations and Stock Ownership and Retention Guidelines (discussed under the caption "Compensation Discussion and Analysis—Compensation-Related Policies").

COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

Compensation Discussion and Analysis — Overview & Summary

Company Overview

Valero strives to be the premier manufacturer, distributor, and marketer of liquid transportation fuels (including low-carbon transportation fuels) and petrochemical products with a focus on creating value for its stockholders while serving the needs of its nearly 10,000 employees and its neighboring communities. Sustained profitability within the fuels manufacturing and marketing business in which operating margins are primarily influenced by volatile commodity prices requires a sound business strategy, organizational discipline, and a committed workforce. Valero's management and employees are driven by our guiding principles focused on safety, environmental stewardship, community engagement, employee engagement (including fostering a culture that supports diversity and inclusion), and governance. Valero's (i) continued significant investments in economic, low-carbon projects, including the expansion of our low-carbon fuels production capacity, (ii) focus on safe, reliable and environmentally responsible operations, and (iii) status as an employer of choice, support Valero's intention to be the best-in-class producer of essential fuels and products that are foundational to modern life.

Valero has three reporting segments – refining, renewable diesel and ethanol. The refining segment includes refining operations and associated marketing activities and logistics assets. Valero owns 15 refineries located in the United States, Canada and the United Kingdom. Valero's renewable diesel segment includes the production of low-carbon renewable diesel fuel and renewable naphtha (used as a blendstock for renewable gasoline and a feedstock for renewable plastics) at a plant next to our St. Charles refinery in Louisiana, and at a new plant located next to our Port Arthur refinery in Texas, which initiated production in November of 2022. Valero's renewable diesel business is currently the world's second-largest renewable diesel producer. The ethanol segment, which is currently the world's second-largest corn ethanol producer, includes Valero's ethanol operations and associated marketing activities and logistics assets, with 12 plants throughout the U.S. Midwest. Valero recently announced the final investment decision on a sustainable aviation fuel (SAF) project at its renewable diesel plant in Port Arthur, Texas, which is expected to be completed by 2025. Valero's renewable diesel and ethanol businesses have made Valero one of the world's largest low-carbon fuels producers.

VALERO'S STRATEGY FOR VALUE CREATION

- Maintain manufacturing excellence through safe, reliable, and environmentally responsible operations.
- Utilize a disciplined capital allocation framework that delivers distinctive financial results and peer-leading returns to stockholders.
- Grow earnings through market expansion, margin improvement, and operating cost control.
- Explore new low-carbon opportunities in economic, high-return projects that leverage Valero's liquid-fuels platform and operational expertise.

2022 Robust Say-On-Pay Engagement and Response

We value feedback from our stockholders on our executive compensation program and carefully consider the results of our annual say-on-pay vote. The Board and the Human Resources and Compensation Committee viewed the results of the 2022 say-on-pay vote as an opportunity to re-examine our executive compensation program and to continue having in-depth conversations with our stockholders and stakeholders on the topic. The robust ESG/compensation engagement efforts we undertook over the course of 2022 consisted of:

- *Offering dialogue to our 100 largest stockholders*;*
- *Holding at least 55 meetings with stockholders and proxy advisory firms, many of which included the participation of members of the Human Resources and Compensation Committee (including the chair thereof), our Lead Director, members of our Sustainability and Public Policy Committee (including the chair thereof), and/ or members of Valero's executive management team; and*
- *Engaging with stockholders that held approximately 50% of our outstanding shares*.*

* Measurements reflect our reasonable determinations based on available data and information regarding the composition and holdings of our stockholders over the course of our engagement efforts in 2022.

As a result of these proactive and extensive engagement sessions and efforts, and after careful consideration by the Human Resources and Compensation Committee of the alignment of executive pay to Valero's performance, the Committee approved several prospective (in the case of performance shares) compensation design modifications, which incorporate feedback from stockholder engagement in 2022, including:

What We Heard	Actions Taken in Response
Relative TSR target should be set higher than the median TSR performance of the peers (50th percentile).	**We now target relative TSR performance for Valero's performance shares to be above the median of the peer group[1].**
Performance share vesting should be capped at targeted levels if Valero's TSR is negative.	**We now apply a cap on overall performance share payouts at 100% of target when Valero's TSR over the performance period is negative[1].**
Increase alignment of Valero senior executives' equity compensation with the long-term interest of stockholders	**We enhanced our Stock Ownership and Retention Guidelines by increasing the required value of Valero Common Stock owned by senior executives as a multiple of salary by 50% above previous levels[2].**

Footnotes:
(1)   Beginning with 2023 grants.
(2)   See the disclosures under the caption "Stock Ownership and Retention Guidelines" below for more details on enhancements to our guidelines.

Executive Compensation in Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. Please carefully read the entire proxy statement before voting. For more complete information regarding Valero's 2022 performance, including 2022 growth capital investments (referred to as CapEx herein) attributable to Valero, please review our Annual Report on Form 10-K for the year ended December 31, 2022. The term "Committee" in this Compensation Discussion and Analysis refers to the Human Resources and Compensation Committee. Certain defined terms used in this Compensation Discussion and Analysis are defined earlier in this proxy statement.

2022 CHANGES AND HIGHLIGHTS

- *Extensive engagement with stockholders including participation by the members of our Human Resources and Compensation Committee (including the chair thereof), our Lead Director, members of our Sustainability and Public Policy Committee (including the chair thereof), and/or members of our executive management team* - leading to meaningful enhancements (prospectively with respect to performance share modifications) to our executive compensation program (see "2022 Robust Say-On-Pay Engagement and Response" above).

- *Made performance within the Health, Safety, and Environment sub-component of the Annual Bonus Program more difficult to achieve* by adjusting targets for certain metrics and through the implementation of a severity/volume enhancer feature on the Environmental Scorecard Incidents metric.

- *No changes to CEO Target Total Compensation levels for 2021 and 2022 as compared to 2020* (Target Total Compensation consists of base pay, annual bonus incentive target, and annual long-term incentive target) despite determining that an increase for such years would have been warranted based on CEO performance and peer benchmarking.

VALERO'S COMPENSATION PHILOSOPHY

☑ Tightly link company performance and executive pay	☑ Balance compensation over short- and long-term
☑ Align the interests of executives and stockholders	☑ Facilitate retention of top executive talent
☑ Manage risk and adopt best practices in executive pay	☑ Advance ESG objectives through executive incentives

ELEMENTS OF EXECUTIVE COMPENSATION — SUMMARY

The primary elements of our 2022 executive compensation program are summarized in the table below.

Element	Form	Key Characteristics
Base Salary	Cash	• Takes into consideration scope and complexity of the role, peer market data, experience of the incumbent, and individual performance • Aligned with competitive practices in order to support recruitment and retention of top talent
Annual Incentive Bonus Program	Performance-Based Cash	• Variable component of annual pay focused on achievement of short-term annual financial, operational, and strategic objectives that are critical drivers for safe and reliable operations, returns to stockholders, the disciplined use of capital, and achievement of ESG goals
Long-Term Incentive Program	Performance Shares (50%)	• Measures relative TSR against an eleven-member Performance Peer Group (inclusive of Valero) across a three-year period and two unique metrics related to low-carbon goals • Incentivizes stockholder returns and commitment to our low-carbon objectives, including reductions/displacements of refinery GHG emissions and investments in low-carbon initiatives • Value delivered is driven by performance relative to relevant peers in industry and by our progress in advancing our low-carbon fuels growth strategy
	Restricted Stock (50%)	• Value delivered is driven by absolute performance of Valero stock and returns to stockholders through dividends • Aids in retention of critical talent • Vests 1/3 per year over three years

☐ Fixed ☐ Variable

Target Total Pay

Valero's Human Resources and Compensation Committee administers executive compensation such that each executive's Target Total Pay is within a reasonable range of the median of the most recently available role-specific market data provided by the Committee's independent executive compensation consultant. Target Total Pay represents in aggregate the three primary elements of our executive compensation program as listed and summarized in the prior table (Salary, Annual Incentive Bonus, and Long-Term Incentives). Each element is administered independently with reference to competitive market data and with consideration of other factors as discussed further in this Compensation Discussion and Analysis under the heading "Benchmarking Competitive Pay Levels." Target Total Pay for 2022 for our NEOs (as defined below) is listed in the table below.

Target Total Pay represents the pay levels administered by the Human Resources and Compensation Committee to executives before accounting for short- and long-term performance outcomes.

		Salary (Dec. 31, 2022) ($)	Target Annual Incentive Bonus ($) (1)	Target Long-term Incentives (Stock Awards) ($) (2)	Target Total Pay ($)
Gorder	CEO	1,800,000	2,880,000	11,340,000	16,020,000 (3)
Riggs	President	1,015,000	1,116,500	4,821,250	6,952,750
Fraser	CFO	875,000	875,000	3,718,750	5,468,750
Simmons	CCO	725,000	725,000	2,356,250	3,806,250
Thomas	CTO	690,000	552,000	1,587,000	2,829,000

Footnotes:

(1) Represents Salary multiplied by the executive's target bonus percentage as described below under the heading "Annual Incentive Bonus."

(2) Represents Salary multiplied by the executive's target long-term incentives percentage with potential performance-related adjustments as described below under the heading "Long-Term Incentive Awards." The values shown also represent the awarded value of the 2022 LTI grants as administered to each respective named executive officer.

(3) *Mr. Gorder's 2022 Target Total Pay (and each individual pay element as listed) remained unchanged from both 2021 and 2020 levels.*

The total compensation (and certain pay values that it encompasses) for each executive as disclosed in the Summary Compensation Table in this proxy statement differ from the Target Total Pay (and certain target pay values that it encompasses) as listed in the preceding table primarily due to the following factors.

- The Target Total Pay excludes values associated with certain retirement benefits that are included in the Summary Compensation Table, which can increase or decrease significantly year-to-year due to actuarial assumptions and other factors (see the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the Summary Compensation Table and related footnotes). Also excluded are the "Other Compensation" perquisites and benefits disclosed in the Summary Compensation Table.

- The values disclosed in the Summary Compensation Table for long-term incentives awards are calculated in accordance with SEC disclosure requirements and can differ substantially from the values calculated for Target Total Pay, which are used for administering compensation decisions. Most notably, the disclosed values for performance shares in the Summary Compensation Table represent three different tranches from three unique awards (granted in 2020, 2021, and 2022) which include adjustments for predicted performance (see footnote (2) of the Summary Compensation Table for further details), whereas the value of performance shares embedded within the target long-term incentives element of Target Total Pay represents both the target award and the full 2022 award grant(s), which was administered based on the average closing stock price for the 15 consecutive trading days ending the day before the grant(s). For example, in 2022 the value disclosed for restricted stock and performance shares within the long-term incentives column of the Summary Compensation Table for Mr. Gorder was approximately $1.0 million higher than the comparable Target Total Pay value as recommended by the Human Resources and Compensation Committee and administered by the Board (approximately $12.3 million versus $11.3 million). Refer to the "Grants of Plan-Based Awards" table and associated footnotes in this proxy statement for more detailed information regarding the 2022 LTI grants.

Other factors contributing to differences between the disclosed values in the Summary Compensation Table and the values shown within Target Total Pay include the actual annual bonus amount earned for performance versus the target annual incentive bonus value (as discussed further below under the caption "Annual Incentive Bonus") and, for restricted stock grants, the difference between the stock price associated with the grant date fair value of the award (as required for the Summary Compensation Table disclosure) and the stock price used to determine the number of restricted shares granted in order to achieve the target value (i.e., average closing stock price for the 15 consecutive trading days prior to grant, as previously described).

EXECUTIVE PAY IN SUMMARY

The following charts summarize year-over-year changes to Target Total Pay* from 2020 through 2022 for our CEO and our four other named executive officers listed in the Summary Compensation Table above ("NEOs") (shown in average).



* Target Total Pay includes base salary, target annual incentive bonus, and target long-term incentives value.

Target Total Pay for our CEO remained flat from 2020 to 2021 and from 2021 to 2022, resulting in no change in Target Total Pay for our CEO over the three-year period of 2020 to 2022.

The increase in Target Total Pay from 2021 to 2022 for the other named executive officers (as shown in average) primarily reflects pay adjustments for each of the non-CEO NEOs to ensure alignment with median market compensation, retention, and in recognition of individual performance and changes in roles, where applicable.

PAY FOR PERFORMANCE ALIGNMENT RELATIVE TO PEERS

Valero's executive pay program is designed to reward executives for superior company performance. The program design emphasizes variable incentive pay (delivered through annual and long-term incentives) such that an executive's pay ultimately realized is significantly dependent upon the achievement of both absolute and relative performance measures.

The table below shows relative performance and pay versus companies within our Compensation Comparator Peer Group over the five-year period ending in 2021 (results through 2022 cannot be determined until 2022 executive pay for all comparator companies is disclosed in 2023 proxy statements). We assess this relative performance and pay by (i) comparing our TSR relative to our peers (for measuring relative performance), and (ii) by comparing "realizable" pay for our executives relative to "realizable" pay for the executives of our peers (for measuring relative pay) as set forth below. The Committee regularly reviews additional third-party pay and performance alignment analyses to assess the pay and performance relationship and to ensure our executive compensation program is producing the desired pay and performance alignment outcomes.

After engaging with the independent compensation consultant, we believe our executive compensation is tightly aligned with performance relative to the peers below.

Valero's Percentile Ranking vs. Peers[1]

Timeframe	Role	Relative Performance vs. Peers	Relative Pay[2] vs. Peers
5 Years (ending in 2021)	CEO	64th percentile	73rd percentile
	Top-5 Executives[3] (including CEO)	64th percentile	64th percentile

Footnotes:

(1) 2022 Compensation Comparator Peer Group of 12 peers as described in the "Peer Group and Benchmarking Data" section of this document. Peer company Dow Inc. is excluded from the analysis as 5-year pay and performance data is not available prior to its 2019 spin-off.

(2) Represents "realizable" pay as reported in company annual proxy statements and includes: salaries; annual bonuses earned; long-term incentive awards that have vested or been exercised; the increase/decrease in long-term incentive awards that are still outstanding; and one-off payments like severance to outgoing executives and sign-on awards for incoming executives.

(3) Pay comparisons are drawn against the "Top-5" group of executives at Valero and the peers, inclusive of the CEO, the CFO, and the three highest-paid other executive officers. The calculations are conducted on the cumulative pay of each company's five most highly compensated executives. In cases in which a company included more than five executives in their pay disclosures only the five most highly paid executives were included, in order to maintain consistency across all companies.

The following chart illustrates the CEO five-year relationship between relative pay and relative performance versus the peers through 2021 (referenced in footnote (1) above) and shows that CEO pay and company performance were aligned over this time period:



Five-year pay history reflects Mr. Gorder's "realizable" pay during this period.

The following chart illustrates the top five executives' five-year relationship between relative pay and relative performance versus the peers through 2021 (referenced in footnote (1) above) and also shows that pay and performance for the top-five NEOs were aligned for this time period:



Five-year pay history reflects the cumulative pay of top-5 NEOs' (including CEO) "realizable" pay during this period.

EXECUTIVE COMPENSATION DESIGN ELEMENTS

Annual Incentive Bonus Program

Component	Metric(s)	Weight	Outcome Range
Financial	EPS, adjusted*	40%	0% - 200%
Operational	a) Health, Safety, and Environment (HSE) b) Mechanical Availability c) Refining Cash Operating Expense Management	40%	0% - 200%
Strategic	Array of Initiatives, including ESG efforts and improvements	20%	0% - 200%
	COMBINED:	**100%**	**0% - 200%**

* Earnings per share ("EPS"), adjusted excludes impairment charges and special items, as discussed in further detail below.

Long-Term Incentive Program

Target Pay Mix - CEO



Variable Pay
11%
18%
71%
Salary
Annual Incentive Bonus
Long-Term Incentives

50%
Performance Shares

- Primary performance measure: Relative TSR vs. Performance Peer Group
- Secondary performance measure: Energy Transition modifier tied to GHG emissions reduction/ displacement and growth capital deployed for low-carbon initiatives
- Range of payout: 0% to 200% of target
- 3-yr ratable vesting, with no re-testing

50%
Restricted Stock

- Value ultimately realized increases/decreases with the stock price movement and dividends paid
- 3-yr ratable vesting

89 percent of CEO Total Target Pay (2020 - 2022) is at risk (variable)

PERFORMANCE OUTCOMES FOR 2022

Significant Business and Organizational Achievements*:

- Achieved *best-ever safety performance* as measured through our combined employee and contractor total recordable incident rate (TRIR).

- *Earned a record $29.16 per share* (excluding impairment charges and special items, as discussed further below).

- *Returned $6.1 billion to stockholders* through stock buybacks totaling approximately $4.6 billion and dividend payments of approximately $1.6 billion.

- Successfully completed and started up the renewable diesel production capacity expansion project in Texas more than six months ahead of schedule and under budget, which *increased our production capacity to approximately 1.2 billion gallons per year of renewable diesel and approximately 50 million gallons per year of renewable naphtha (used to produce renewable gasoline and renewable plastics),* and allowed for additional revenue and margin capture in 2022.

- Expanded board diversity with *7 of 11 (64%) Independent Directors representing gender or racial/ethnic diversity.*

- Deployed almost 50 percent of growth capital expenditures attributable to Valero (as discussed further below) ("CapEx") for low-carbon initiatives in 2022.

- Published our 2022 TCFD Report following the recommendations of the Task Force on Climate-related Financial Disclosures and using the assumptions of the IEA's Net-Zero by 2050 Scenario. In that report, HSB Solomon Associates LLC concludes that Valero's overall refining portfolio would be resilient in this scenario, as applied by Solomon.

- Engagement efforts resulted in the *inclusion of Valero in multiple ESG indices* including (but not limited to) the S&P 500 ESG Index, MSCI USA ESG Select Index, SSGA Gender Diversity Index, and Northern Trust ESG & Climate US Large Cap Core Index.

- Completed a series of debt reduction and refinancing transactions that collectively *reduced our debt by $2.7 billion*, representing the final reductions needed to fully repay the $4.0 billion of incremental debt incurred in 2020 due to the global COVID-19 pandemic.

* See the disclosures under the captions "ESG and Climate-Related Disclosures and Other Matters" and "Cybersecurity, Compliance, D&I, and Human Rights at Valero" above for more details on our recent accomplishments.

ESG AND EXECUTIVE COMPENSATION

Valero has continuously included quantitative environmental and safety performance measures within its Annual Incentive Bonus Program over the past 12 years. In 2020, the Annual Incentive Bonus Program was modified to reward additional ESG efforts and improvements. In 2021, we again strengthened the ties between executive compensation and ESG priorities through the addition of a quantitative Energy Transition measure to our long-term incentive program. The following table summarizes the ESG-related components of Valero's executive compensation program for 2022. The details of each component and 2022 results are described further in the sections of this Compensation Discussion and Analysis titled "Annual Incentive Bonus," and "Long-Term Incentive Awards," respectively.

Compensation Program	Element	Weighting/ Impact	Key Characteristics
Annual Incentive Bonus (Short-Term Incentives)	Health, Safety and Environment Metric within the Operational Component	13.3 percent of annual bonus	• Consists of seven separately weighted measures featuring both "leading" and "lagging" indicators across three operational groups (separate from reportable segments): Refining, Ethanol, and Logistics • Leading indicator metrics promote management behaviors including progress against pre-established criteria for inspections and action-items, which have proven to result in improved environmental and safety outcomes • Lagging indicators include "Environmental Scorecard Incidents" measuring the number of incidents reportable to regulatory agencies*; and Tier 1 Process Safety Event Rate, which is a metric defined by the American Petroleum Institute ("API") that looks at process safety events per 200,000 working hours
Annual Incentive Bonus (Short-Term Incentives)	Strategic Execution	20 percent of annual incentive bonus	• Includes "ESG Efforts & Improvements" as one of five key strategic areas • Significant achievements are reported and performance is subjectively assessed on five ESG initiatives: Environmental Stewardship, Sustainability, Diversity and Inclusion, Compliance, and Corporate Citizenship and Community
Performance Shares (Long-Term Incentives)	Energy Transition Modifier	+/- 25 percentage points to final payout of the performance share component of long-term incentives	• Performance is assessed based on Valero's progress in meeting the challenges and opportunities of expanding its low-carbon footprint, including (1) progress towards our publicly disclosed GHG emissions reduction/displacement targets, and (2) investment of growth CapEx attributable to Valero into low-carbon initiatives**

*   In January of 2022, the Human Resources and Compensation Committee approved the addition of a severity/volume enhancer feature to the "Environmental Scorecard Incidents" metrics for the 2022 Annual Bonus Program. The details of this modification are described further in the section titled "Annual Incentive Bonus."

**   In February of 2023, due to having achieved the short-term 2025 goal early, the Human Resources and Compensation Committee approved a modification to our Energy Transition modifier to make the goals more challenging to achieve and continues on to our 2035 GHG reduction/displacement target. The Committee also approved a modification to the metric utilized in assessing Valero's continued investment into low-carbon initiatives by expanding the timeframe assessed.

Compensation Discussion and Analysis—Detail

Adoption of Compensation Governance Best Practices

We use executive pay arrangements that are commonly recognized as best practices. Our executive pay program includes these leading practices.

PAY FOR PERFORMANCE

- Incentive compensation (Annual Incentive Bonus and long-term incentives) represents the majority (ranging from 76 percent to 89 percent) of the 2022 targeted direct compensation of our named executive officers.
- We target 50 percent of the long-term incentive value granted to our named executive officers to be awarded in the form of performance shares tied to relative TSR performance, progress towards achievements in our low-carbon fuels growth strategy, and investment returns performance (for the final segment of the 2020 performance shares grant, as discussed below).

STOCKHOLDER ALIGNMENT

- We use *multiple performance metrics* to motivate achievements that complement one another and that contribute to the long-term creation of stockholder value.
- Our executive officers and directors are subject to *meaningful Stock Ownership and Retention Guidelines, which were recently strengthened as discussed further under the caption "Stock Ownership and Retention Guidelines" below.*
- *We engage in stockholder outreach* to solicit the input of stockholders to our pay programs, including participation by the members of our Human Resources and Compensation Committee (including the chair thereof), our Lead Director, members of our Sustainability and Public Policy Committee (including the chair thereof), and/or members of Valero's executive management team. See "2022 Robust Say-On-Pay Engagement and Response" above for more information.
- 100 percent of our long-term incentive opportunity is denominated in shares of stock.

PROGRAM DESIGN

- Incentives are balanced between absolute performance goals (rewarding the achievement of pre-established goals) and relative measures (relative TSR, linking the incentives to surpassing the TSR performance of our peers).
- We have *maximum payout ceilings* on both our annual incentive bonus opportunities and our performance shares.
- Our executive pay programs include design features that mitigate against the risk of inappropriate behaviors.
- Our executive pay design aligns with typical practices among Valero's peers and in general industry.

PAY BENCHMARKING

- Valero's revenues and market capitalization are within a reasonable range of the median revenues and market capitalization of the peer group of companies against which we benchmark our executives' pay, reflecting that we make pay comparisons in a size-appropriate fashion.
- *We benchmark against the median pay levels* of the peer group for each of base pay, annual incentive bonus, long-term incentives, and total target pay.

AVOID PROBLEMATIC PAY PRACTICES

- *We have eliminated all change of control gross-ups* for potential parachute excise taxes and maintain a policy against the implementation of change of control arrangements that contain gross-ups.
- We have a policy (i) stipulating that grants of performance shares contain "double trigger" terms and conditions for vesting in a change of control context such that performance shares will not automatically vest upon a change of control and (ii) that states that the Committee may provide in the award agreement with the participant that if a participant's employment with Valero is terminated following a change of control, any unvested performance shares will vest on a partial, pro rata basis following termination of employment (rather than vesting automatically in full upon the change of control).
- Our long-term incentive program mandates that *stock options cannot be re-priced* without stockholder approval.

- Our executive officers and directors are prohibited from pledging shares of our Common Stock as collateral or security for indebtedness, and may not purchase, sell, or write calls, puts, or other options or derivative instruments that are designed to hedge or offset any decrease in the market value of our Common Stock.
- *We have a "clawback" policy* requiring the return of incentive payments in certain restatement situations.

See "Compensation-Related Policies" below.

STRONG GOVERNANCE

- Our Human Resources and Compensation Committee is composed entirely of directors who meet the independence requirements of the SEC and NYSE as well as pertinent tax requirements for preserving the deductibility of executive pay.
- Our Human Resources and Compensation Committee retains the services of an independent executive compensation consultant that provides services directly to the Committee.
- We conduct an annual say-on-pay vote as recommended by our stockholders.
- We have a declassified Board; all of our directors stand for re-election each year.
- Our Board has approved a limitation on the amount of equity compensation that may be paid to our non-employee directors in any year.
- We currently have eleven independent directors (10 director nominees) who serve on four fully independent committees.
- Seven of the ten independent director nominees represent diversity of gender or race/ethnicity (including four women directors, three Black or African American directors, and one Hispanic or Latino director).
- Our bylaws grant proxy access to our stockholders.
- Our bylaws permit stockholders to call special meetings of stockholders.

In September of 2022, Valero's Human Resources and Compensation Committee approved several prospective executive compensation program design enhancements, including:
- *a performance scale design for future grants of performance shares in which achievement of target award requires relative TSR performance above the peer TSR median; and*
- *a cap on payouts for future grants of performance shares such that vesting cannot exceed target (100%) if Valero's TSR is negative over the performance period.*

In addition, in February of 2023, the Committee approved enhanced Stock Ownership and Retention Guidelines for senior executives such that stock ownership levels are now 50% higher than previous ownership levels, and require for more significant ownership levels (as a percent of salary) than the median levels among our peers and companies in the S&P 500.

See "2022 Robust Say-On-Pay Engagement and Response" above and "Stock Ownership and Retention Guidelines" below for more information.

Administration of Executive Compensation Program

Our executive compensation program is administered by our Board's Human Resources and Compensation Committee. The Committee is composed of four independent directors from our Board (Mr. Weisenburger was appointed to the Committee following the approval of the Human Resources and Compensation Committee Report below). They do not participate in our executive compensation program. Policies adopted by the Committee are implemented by our compensation and benefits staff. In 2022, the Committee continued to retain Exequity LLP ("Exequity") as an independent compensation consultant for executive and director compensation matters. The nature and scope of the consultant's services are described below under the caption "Compensation Consultant Disclosures."

PEER GROUP AND BENCHMARKING DATA

The Human Resources and Compensation Committee uses peer group compensation data to assess benchmarks of base salary, annual incentive compensation, and long-term incentive compensation. The Committee uses the Compensation Comparator Peer Group (further described below) to benchmark compensation for our named executive officers. This reference is sometimes referred to in this proxy statement as "compensation survey data" or "competitive survey data."

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Comparator Peer Group

The Compensation Comparator Peer Group (applicable to 2022 salary, long-term incentive, and annual incentive bonus decisions) is *composed of companies that either engage in U.S. domestic oil and gas operations or are large, complex companies from general industry that are representative of the scale and complexity of Valero's operations.*

The Compensation Comparator Peer Group is relevant to our business because we compete with the member companies for talent at every level from entry-level employees to senior executives. *We believe that our pay comparisons are size-appropriate because the median revenues and market capitalization of the Compensation Comparator Peer Group are within a reasonable range of Valero's revenues and market capitalization* for the period covered in the pay study. Our understanding of this group's compensation programs and levels is vitally important in order to remain competitive in the market for employee and executive talent.

Compensation Comparator Peer Group	
Chevron Corporation	General Motors Company
ConocoPhillips*	Halliburton Company
Dow Inc.	HF Sinclair Corporation*
EOG Resources, Inc.*	Marathon Petroleum Corporation*
Exxon Mobil Corporation	Occidental Petroleum Corporation*
Ford Motor Company	Phillips 66*

* Also a member of the Performance Peer Group as described below.

Given Valero's size and complexity, our employees at all levels would be qualified candidates for similar jobs at any of the companies included in this group. The Compensation Comparator Peer Group was approved by the Human Resources and Compensation Committee in October 2021 when 2022 executive pay levels were initially considered and established according to the annual pay review process as described further under the caption "Process and Timing of Compensation Decisions."

The Compensation Comparator Peer Group was also utilized in establishing 2022 long-term incentive targets and awards as described further under the caption "Long-Term Incentive Awards." The Human Resources and Compensation Committee established the group after considering: (i) direct competitor companies with whom Valero would either seek out executive talent or must defend our own (includes independent refining and marketing and integrated oil and gas companies with large-scale refining operations, with some consideration for oil and gas exploration and production companies and oil field services companies if similar in scale and complexity); (ii) similarly complex organizations in peripheral industries within an appropriate and comparable size based on revenues and market capitalization (generally within the range of 50% to 250% of Valero's); and (iii) companies generally employing typical U.S.-based approaches to executive pay and within a reasonable geographic proximity. In establishing the Compensation Comparator Peer Group, the Committee looked to position Valero within a reasonable range of the peer group median revenues and market capitalization.

Our compensation and benefits staff, under supervision of the Human Resources and Compensation Committee, develops recommendations for base salary, bonuses, and other compensation arrangements using the compensation survey data with assistance from Exequity. Our use of the data is consistent with our philosophy of providing executive compensation and benefits that are competitive with companies that we compete with for executive talent. In addition, the competitive compensation survey data and analyses assist the Human Resources and Compensation Committee in assessing our pay levels and targets relative to companies in the Compensation Comparator Peer Group. See "Elements of Executive Compensation—Benchmarking Competitive Pay Levels."

In September of 2022, the Committee prospectively approved changes to the Compensation Comparator Peer Group for use in making executive pay determinations applicable to fiscal year 2023. As was previously disclosed in a Form 8-K furnished to the SEC on September 26, 2022, the changes include the removal of Ford Motor Company and the addition of LyondellBassell Industries N.V. ("LyondellBassell"), Raytheon Technologies Corporation, and Lockheed Martin Corporation.

The changes to the Compensation Comparator Peer Group approved for 2023 as described above reflect an expansion of the peer group (from 12 to 14 companies) to ensure a more robust set of comparative data, inclusion of companies of similar scale and complexity from currently represented or additional peripheral industries, and with consideration of evolving business strategies of current or potential peer companies, which may be converging or diverging from Valero's.

Performance Peer Group

We use a different peer group for purposes of determining the relative performance of Valero's TSR. We use this relative TSR metric in our performance shares incentive program (along with additional performance measures related to our Energy Transition modifier). The 2022 Performance Peer Group was selected based on the members' engagement in U.S. domestic refining and marketing operations or due to the members' strong stock price correlation with Valero's.

Our use of different peer groups for compensation and performance is based on our belief that when measuring business performance, companies with a similar business model (or with similar operations within such business model) should be included. But we also recognize that ***comparing the performance of Valero's operations with those of upstream and integrated oil and gas companies can result in anomalies due to the mismatch in how similar industry-specific events can impact companies with these varying business models. Broader events such as the COVID-19 pandemic and the Russia-Ukraine conflict also affect companies differently, adding to the difficulty in formulating a peer group without anomalies in results. In addition, there are relatively few companies in our business against which clear comparisons can be drawn, rendering a peer group composition more challenging than in most industries.***

In February of 2022, the Human Resources and Compensation Committee established a peer group for TSR measurement applicable to the 2022 awards of performance shares. Included in the peer group is the Energy Select Sector SPDR Fund (XLE) index, which serves as a proxy for stock price performance of the energy sector and includes companies with which we compete for capital. The change in the index price across the designated performance periods is measured as TSR. Valero is included in this peer group when results are calculated. In addition to Valero, the performance peer group for the 2022 awards is composed of the following nine companies and the XLE index.

Performance Peer Group (for Relative TSR Comparison)	
*ConocoPhillips**	*Marathon Petroleum Corporation**
CVR Energy, Inc.	*Occidental Petroleum Corporation**
Delek US Holdings, Inc.	*PBF Energy Inc.*
*EOG Resources, Inc.**	*Phillips 66**
*HF Sinclair Corporation**	*Energy Select Sector SPDR Fund (XLE)*

*   Also a member of the Compensation Comparator Peer Group as described previously.

In September of 2022, the Committee prospectively approved the addition of LyondellBassell to the Performance Peer Group beginning with the 2023 grant of performance shares.

LyondellBassell was added to the Performance Peer Group for the 2023 grant of performance shares because of its similarities to Valero in size, complexity, and exposure to commodity pricing volatility for both its products and feedstocks. LyondellBassell also helps balance the full portfolio of performance peers by helping ensure accountability of TSR performance both within the core downstream oil and gas sector, and also in adjacent sectors that face similar challenges and opportunities.

PROCESS AND TIMING OF COMPENSATION DECISIONS

The Human Resources and Compensation Committee reviews and approves all compensation targets for the named executive officers each year in conjunction with Valero's annual strategic planning meeting (October or November) and reviews and approves all incentive compensation payments (Annual Incentive Bonus and Long-Term Incentives) in the first quarter of the fiscal year after the conclusion of previously approved performance periods. The Chief Executive Officer evaluates the performance of the other executive officers and develops individual recommendations based upon the competitive survey data. The Chief Executive Officer and the Committee may make adjustments to the recommended compensation based upon an assessment of an individual's performance and contributions to Valero, or for retention reasons. The compensation for the Chief Executive Officer is reviewed by the Human Resources and Compensation Committee and recommended to the Board's independent directors for approval. This assessment is based on the competitive survey data and other factors described in this Compensation Discussion and Analysis, and adjustments may be made based upon the independent directors' evaluation of the Chief Executive Officer's performance and contributions.

We evaluate the total compensation opportunity offered to each executive officer at least once annually. The Human Resources and Compensation Committee establishes the target levels of annual incentive and long-term incentive compensation for the current fiscal year based upon its review of competitive survey data provided by Exequity (and, as applicable, other factors described in this Compensation Discussion and Analysis), and recommendations from Valero's CEO for other officers. The Human

Resources and Compensation Committee also reviews competitive survey data for annual salary rates for executive officer positions for the next fiscal year and approves (or recommends to the other independent directors in the case of our CEO) new salary rates to become effective the next fiscal year. The Human Resources and Compensation Committee may, however, review salaries or grant long-term incentive awards at other times during the year because of new appointments or promotions, or for retention or other strategic reasons. *Our Human Resources and Compensation Committee does not time the grants of long-term incentive awards around Valero's release of undisclosed material information.*

Elements of Executive Compensation

Our executive compensation program includes the following material elements.



We chose these elements to foster the potential for both current and long-term compensation opportunities and to attract and retain executive talent. We believe that variable pay (i.e., annual incentive bonus and long-term equity-based incentives that do not become a permanent part of base salary)—when delivered through appropriate incentives—is ultimately the best way to drive total compensation among our executive officers.

We believe that a significant portion of the compensation paid to our named executive officers should be incentive-based and determined by both company and individual performance. Our executive compensation program is designed to accomplish the following long-term objectives:

- to provide compensation payouts that are tied to the performance of internal and external metrics both on a relative and absolute basis;
- to align executives' pay opportunities with stockholder value creation; and
- to attract, motivate, and retain the best executive talent in our industry.

We believe that superior performance is motivated when an executive's achievement of his or her full compensation opportunities is contingent on achieving performance results that exceed pre-established goals and/or outperforming peers.

Our annual incentive bonus program rewards are tied to:

- Valero's attainment of key financial performance measures;
- Valero's success in key operational and strategic measures;
- safe operations;
- environmental stewardship;
- reliable and efficient operations;
- returns to stockholders; and
- achievement of ESG goals.

Our long-term equity incentive awards are designed to tie executives' financial reward opportunities with increased stockholder value creation as measured by:

- long-term stock price performance (both absolute and relative to the peer group);
- progress towards and achievements in our low-carbon fuels growth strategy; and
- payment of dividends.

Base salary is designed to provide a fixed level of competitive pay that reflects the executive officer's primary duties and responsibilities, and to provide a base upon which incentive opportunities and benefit levels are established. The long-term incentive awards in our compensation program include performance shares and restricted stock. We believe that incentives that

drive stockholder value should also drive executive officer pay. We note that performance shares, when issued, do not assure a payout to the executive officer unless and until stockholder value is created through both company performance as measured through TSR relative to our peers and progress and achievements related to GHG emissions reduction/displacement and growth capital deployed for low-carbon initiatives. We also believe that executive officers should hold a significant equity stake in the company to further motivate the creation of stockholder value, and that retention of our industry-leading group of top executives is critical to our ongoing success, which is why we include awards of restricted stock in our long-term incentive program coupled with rigorous Stock Ownership and Retention Guidelines, which were recently made even more rigorous as described further under the caption "Stock Ownership and Retention Guidelines."

BENCHMARKING COMPETITIVE PAY LEVELS

Our Human Resources and Compensation Committee *benchmarks base salaries for our named executive officers against the 50th percentile (median)* of competitive compensation survey data, and may make decisions to pay above or below this target based on individual circumstances (e.g., performance of the executive, internal parity, retention, and management succession planning). We also *benchmark annual bonus, long-term incentive targets (expressed as a percentage of base salary), and total targeted pay for each executive position by reference to the 50th percentile (median) benchmark* of the Compensation Comparator Peer Group, and may make decisions to award above or below these targets based on individual circumstances (e.g., performance of the executive, internal parity, retention, and management succession planning). Preserving flexibility to award incentive opportunities above or below the median peer levels helps tailor the incentives to the executive and the role, resulting in a more customized match of competitive pay opportunities and pay-for-performance design attributes.

In addition to benchmarking competitive pay levels to establish compensation levels and targets, we also consider the relative importance of a particular management position in comparison to other management positions in the organization. In this regard, when setting the level and targets for compensation for a particular position, we evaluate that position's scope and nature of responsibilities, size of business unit, complexity of duties and responsibilities, as well as that position's relationship to managerial authorities throughout Valero.

THE ROLE OF INDIVIDUAL PERFORMANCE AND PERSONAL OBJECTIVES

The Human Resources and Compensation Committee evaluates the individual performance of, and performance objectives for, our named executive officers. Performance and compensation for our Chief Executive Officer are reviewed and approved by the Board's independent directors with recommendations from the Human Resources and Compensation Committee. For officers other than the CEO, individual performance and compensation are evaluated by the Human Resources and Compensation Committee with recommendations from our Chief Executive Officer. Individual performance and objectives are specific to each officer position.

RELATIVE SIZE OF MAJOR COMPENSATION ELEMENTS

An executive officer's Total Target Pay is structured so that realizing the targeted amount is highly contingent on Valero's performance due to the executive's level of at-risk pay. We use the term "Total Target Pay" to refer to the sum of an executive's base salary, targeted annual incentive bonus, and the target values of long-term incentive awards. The following graphics summarize the relative target pay mix of base salary and incentive compensation for 2022 for our named executive officers.

2022 Target Pay Mix



	Base Salary	Annual Incentive Bonus	Long-Term Incentives
CEO	11%	18%	71%
PRES & COO	15%	16%	69%
EVP & CFO	16%	16%	68%
EVP & CCO	19%	19%	62%
SVP & CTO	24%	20%	56%

When setting executive compensation, the Human Resources and Compensation Committee considers the amount and form of compensation payable to an executive officer. The Committee seeks to achieve an appropriate balance between immediate cash rewards for the achievement of company and personal objectives and long-term incentives that align the interests of our officers with those of our stockholders. The size of each element is based on the assessment of competitive market practices as well as company and individual performance.

The Human Resources and Compensation Committee analyzes Total Target Pay from a market competitive perspective, and then evaluates each component relative to its market reference. The Committee believes that making a significant portion of an executive officer's incentive compensation contingent on long-term stock price performance more closely aligns the executive officer's interests with those of our stockholders.

Because we place a large amount of Total Target Pay at risk in the form of variable pay (annual incentive bonus and long-term incentives), the Committee generally does not adjust current compensation based upon realized gains or losses from prior incentive awards or current stock holdings. For example, we normally will not change the size of a target long-term incentive grant in a particular year solely because of Valero's stock price performance during the immediately preceding years. The Human Resources and Compensation Committee recognizes that the refining and marketing industry is volatile and strives to maintain a measure of predictability consistent with a substantial reliance on variable compensation structures in furtherance of a fundamental pay for performance philosophy.

BASE SALARIES

Base salaries for our named executive officers are approved by the Human Resources and Compensation Committee after taking into consideration median practices for comparable roles among the Compensation Comparator Peer Group companies. The Human Resources and Compensation Committee also considers the recommendations of the Chief Executive Officer for officers other than the Chief Executive Officer. The base salary and all other compensation of the Chief Executive Officer are reviewed and approved by the independent directors of the Board upon recommendation from the Committee.

Base salaries are reviewed annually and may be adjusted to reflect promotions, the assignment of additional responsibilities, individual performance, or the performance of Valero. Salary changes resulting from the annual review are typically made effective on January 1. Salaries are also periodically adjusted to remain competitive with companies within the compensation survey data. An executive's compensation typically increases in relation to his or her responsibilities within Valero.

ANNUAL INCENTIVE BONUS

We believe that the achievement of short-term financial and operational performance objectives is critical to creating long-term stockholder value. The annual incentive bonus is designed to incentivize executives to achieve industry-leading results as reflected through business-critical financial, operational, and strategic performance measures. We continue as the premier operator in the liquid fuels manufacturing and marketing industry through disciplined execution of our strategic plan and daily focus on operational excellence by our employees and management team. The annual incentive bonus design guides and incentivizes this daily focus with particular emphasis on ensuring the safety and protection of our employees, contractors and communities. Our additional focus on operating our plants reliably and at the lowest cost facilitates our goal to maximize profitability across all margin environments.

The Human Resources and Compensation Committee considers the following to determine annual incentive bonuses for each officer:

- the position of the named executive officer, which is used to determine a targeted percentage of base salary that may be awarded as incentive bonus;
- pre-established performance objectives that include a quantitative financial performance goal (Financial Performance Goal), operational performance goals (Operational Performance Goals), and qualitative objectives related to Valero's long-term strategy (Strategic Execution) for the completed year, which are categorized under specific strategic areas including the disciplined use of capital, returns to stockholders, operational excellence, organizational excellence, and ESG efforts and improvement; and
- a qualitative evaluation of the individual's performance.

Thus, the amount of the bonus ultimately paid to a named executive officer takes into consideration the Committee's assessment of Valero's and each executive's performance in relation to the pre-established performance goals, as well as overall company performance and stockholder outcomes, as more fully described below.

Financial Performance Goal

Weighted at 40 percent of the target Annual Incentive Bonus program, the Financial Performance Goal considered for our annual incentive bonus targets is EPS, adjusted for special items and impairments that are non-recurring and/or not indicative of our core performance. These adjustments have been consistently applied in recent years. The Human Resources and Compensation Committee establishes minimum, target, and maximum levels for such EPS performance in the first quarter of the performance year. We believe that this measure appropriately reflects our business planning process and corporate philosophy regarding financial performance measurement. *Valero's performance in 2022 was $29.16 per share (versus a target of $4.51 per share), representing record adjusted EPS performance for Valero.* The following table describes the adjustment to Valero's 2022 EPS for purposes of the 2022 Financial Performance Goal:

Earnings per common share – assuming dilution	$29.04
Exclude: Gain on sale of an ethanol plant	($0.05)
Gain on early redemption and retirement of debt	($0.03)
Adjustment for Renewable Volume Obligations Modification	($0.20)
Adjustment for an environmental reserve associated with a non-operating site	$0.04
Adjustment for a pension settlement charge	$0.11
Adjustment for foreign withholding tax	$0.13
Adjustment for asset impairment loss	$0.12
Adjusted EPS for Financial Performance Goal	$29.16

The adjusted EPS target of $4.51 was established in the first quarter of 2022 based on Valero's assessment of anticipated full-year market conditions. The $4.51 per share target represents an approximate 720% increase from the prior year (2021) adjusted EPS target of $0.55 and an approximate 61% increase from the prior year actual adjusted EPS performance. Valero's $29.16 per share performance achieved in 2022 reflects record performance and greatly exceeded the adjusted EPS target of $4.51 due to historically strong refining margins resulting primarily from product demand surpassing pre-pandemic 2019 levels while global product supply remained constrained due to capacity reductions, elevated earnings in our renewable diesel segment due to expansion, excellent operational performance while running refineries above normal rates, and our continued focus on managing costs.

Operational Performance Goals

Operating safely and reliably is one of Valero's highest priorities and is critically important to maximizing profitability as well as protecting our employees and communities. Furthermore, maintaining our position as one of the industry's low-cost providers of essential liquid fuels supports our objective of delivering distinctive financial results and peer-leading returns to stockholders. With a combined weighting of 40 percent of our Annual Bonus Incentive program, the Operational Performance Goals considered for our annual incentive bonuses, as established and approved by the Committee in the first quarter of the performance year, are measured against the following equally weighted sub-components:

- *Health, Safety, and Environment –* Measures Valero's achievements in the areas of health, safety, and environmental stewardship through an array of metrics, including environmental scorecard incidents, process safety incidents, reportable spills, and progress against certain inspection and audit tasks;

- *Mechanical Availability –* Measures Valero's achievements in improving refining competitiveness through improved mechanical availability within our refineries; and

- *Refining Cash Operating Expense Management –* Measures Valero's achievements in managing refinery operating costs, with a performance scale which generally reflects industry-wide performance comparisons.

These Operational Performance Goals are set at levels deemed to be challenging to achieve and reflective of industry-competitive performance, yet are reasonably attainable with strong performance. We believe that these measures appropriately reflect key business objectives of Valero. After completion of the fiscal year, each of the Operational Performance Goals is measured against Valero's actual performance in these areas and the minimum, target, and maximum levels established by the Human Resources and Compensation Committee. The three sub-components are further described in detail below.

Health, Safety, and Environment

Weighted at 13.33 percent of the of the Annual Bonus Incentive program, the Health, Safety, and Environment sub-component is comprised of seven unique and separately-weighted metrics as shown in the following table:

Metric	Description	Performance Indicator Type
Vessel/PSV Inspections	Number of vessel and pressure safety valve (PSV) inspections that are past-due	Leading
PHA Action Items > 2 Years (Non-Turnaround for Refining)	Number of corrective refining or logistics Process Hazard Analysis (PHA) action items identified through regulatory safety procedures reviews that are greater than 2 years old and are not yet completed	Leading
HSE Audit Past-due Items	Number of past-due items identified through comprehensive internal audits to ensure compliance with regulations, permits and Valero standards	Leading
Management Audits Percent	Percentage of ethanol audit items completed as identified through monthly safety and environmental program audits covering both work and confined space permitting, as well as ethanol loading	Leading
Environmental Scorecard Incidents	Number of incidents reportable to regulatory agencies	Lagging
Tier 1 API Process Safety Incidents/Rate	Number or rate of recordable safety incidents occurring in conjunction with a loss of process containment	Lagging
Reliability Events	Number of events causing an ethanol plant outage of greater than one-half day	Lagging

In January of 2022, the Human Resources and Compensation Committee approved the following modifications to the Health, Safety, and Environment sub-component for the 2022 Annual Incentive Bonus Program:

- Performance scales for each of the Vessel/PSV Inspection and Refining PHA Action Items > 2 years (Non-Turnaround) metrics were made even more difficult to achieve.
- The Environmental Scorecard Incidents metrics *now include a severity/volume enhancer feature*, which increases the number of incidents recorded for annual bonus purposes when severity or volume exceeds certain thresholds. With the application of the severity/volume enhancer, more significant environmental events now receive a higher weighting according to a three-level severity scale, *making performance even more difficult to achieve.*

The design of the Health, Safety, and Environmental sub-component includes both leading and lagging indicator metrics, which not only rewards our performance in objective measures of environmental and safety performance (as measured through the lagging indicator metrics), but also incentivizes disciplined adherence to the inspection, audit, and maintenance programs that are reflected in our leading indicator metrics. The ongoing performance improvement across many of our environmental and safety metrics (including refinery Environmental Scorecard Incidents and refinery Tier 1 API Process Safety Incidents/Rate metrics as demonstrated in the following charts), as well as our operational reliability, results from the implementation of and ongoing focus on our robust inspection, audit, and maintenance programs.



Refining # of Environmental Scorecard Incidents (weighted)



Refining Tier 1 API Process Safety Rate (Three-Year Rolling Averages of Employee Process Safety Events per 200,000 Working Hours)

Valero believes that investment in and rigorous management of the operational programs reflected by the leading indicator metrics differentiates our performance within the liquid fuels manufacturing industry and directly resulted in the company-record health, environmental, and safety performances achieved over the past three years. Valero's performance in 2022 for the Health, Safety, and Environment sub-component was 200 percent versus the target of 100 percent, and represents excellent performance.

Mechanical Availability

Weighted at 13.33 percent of the of the Annual Incentive Bonus program, the Mechanical Availability sub-component incentivizes reliable operations to minimize unplanned operational outages. The performance target and scale take into consideration Valero's history of operational excellence as well as aggregated industry performance. We believe that operational reliability, as measured through Mechanical Availability, is critically important to achieving our core business objectives as described earlier. Excellent performance in this metric reflects our ability to avoid unplanned downtime, minimize environmental events, and successfully execute planned and unplanned refinery maintenance. The Human Resources and Compensation Committee establishes minimum, target, and maximum levels for Mechanical Availability in the first quarter of the performance year. Valero's performance in 2022 was 96.8 percent availability, which results in 158.33 percent performance versus the target of 96.2 percent. *The graph below reflects Valero's sustained highly-reliable operations:*

Mechanical Availability
(Three-Year Rolling Average)



Refining Cash Operating Expense Management

Weighted at 13.34 percent of the of the Annual Incentive Bonus program, the Refining Cash Operating Expense Management sub-component incentivizes the management of non-energy expenses within the refining operations group. The performance scale for Refining Cash Operating Expense Management is reflected in dollars per Equivalent Distillation Capacity ("$/EDC") in order to normalize results amongst different-sized plants, and is established based on the scoring methodology from the industry-standard Solomon Associates survey, which allows for comparison to aggregated industry performance. Valero seeks to maintain its position as one of the industry's low-cost providers through disciplined cost-management practices. The Human Resources and Compensation Committee establishes minimum, target, and maximum levels for Refining Cash Operating Expense Management in the first quarter of the performance year. Valero's performance in 2022 was $117/EDC availability, which results in 200 percent performance versus the target of $127/EDC, and is considered first quartile industry performance.

Valero's overall performance score for 2022 for the Operational category was 74.45 percent (representing performance at 186.11 percent of the target score of 40.00 percent). Achievement at this level reflects best-in-class operational performance. For additional details on Valero's 2022 performance versus targeted amounts for our Operational Performance Goals, see the "Annual Incentive Bonus Performance Goals and Achievements" table that follows in this section.

Strategic Execution

This component, with a weighting of 20 percent of the Annual Incentive Bonus program, includes evaluation by the Human Resources and Compensation Committee of accomplishments related to a comprehensive array of strategic initiatives, which contribute to the overall success of Valero during the year and support Valero's long-term strategy. The strategic objectives relating to this component are listed in the following table along with progress and a select listing of key accomplishments for 2022. Based on Valero's exceptional progress on key initiatives, along with excellent performance and accomplishments across all five of the strategic areas, The Human Resources and Compensation Committee elected to score performance for 2022 for this category at 200 percent of target.

Strategic Area	Initiative/Project/Objective	Progress & Key Accomplishments
Returns to Stockholders	• Return cash to stockholders through dividends and stock buybacks	• Returned $6.1 billion to stockholders in 2022 through dividends (~$1.6 billion) and stock buybacks (~$4.6 billion) • Reduced debt by $2.7 billion through a series of debt reduction and refinancing transactions, which fortified our balance sheet and facilitated further returns to stockholders
Disciplined Use of Capital	• Balanced utilization of sustaining and growth capital vs. target	• Almost 50 percent of growth CapEx attributable to Valero was allocated to low-carbon initiatives in 2022 (as discussed further below)
Operational Excellence	• Execution of capital projects and turnarounds • Margin improvement and market expansion • Cost management and expense control	• Completed new renewable diesel plant in Texas ahead of schedule and under budget • Renewable diesel production capacity expanded to approximately 1.2 billion gallons per year • Exceeded $150 million in newly-identified cost avoidance and savings
Organizational Excellence	• Strategic communications • Succession planning and leadership development • Innovation • Public policy	• Engagement efforts with ESG indices resulted in the selection for inclusion of Valero in multiple ESG indices, including S&P 500 ESG Index, MSCI USA ESG Select Index, and others • Named by Institutional Investor magazine as among its "Most Honored Companies," based on results across several categories of its 2023 All-America Executive Team rankings • Honored by S&P Global with awards for: Energy Company of the Year, Deal of the Year Strategic, and Corporate Impact Award Sustained Commitment • 29 percent of Key Talent / Succession group received a developmental or promotional job change during 2022 with 100 percent of executive-level roles filled by internal promotions • Progress in development of low-carbon opportunities in sustainable aviation fuel, low-carbon hydrogen, renewable naphtha, fiber cellulosic ethanol, tailpipe CO_2 onboard capture system, and other technologies • Supported aspects of the Build Back Better legislation benefiting Valero through biodiesel, sustainable aviation fuel, clean fuel production, and carbon capture tax credits

Strategic Area	Initiative/Project/Objective	Progress & Key Accomplishments
Environmental, Social and Governance (ESG) Efforts & Improvement*	• Environmental stewardship	• Enhanced real-time ambient air monitoring at many of our refineries • Obtained third-party limited assurance on accuracy and reliability of our GHG emissions disclosures
	• Sustainability	• Published 2022 TCFD Report, including Solomon's conclusion that Valero's overall refining portfolio would be resilient under the assumptions of the IEA's Net-Zero 2050 Scenario as applied by it • Published 2022 ESG Report, which includes our 2022 SASB Report on 2021 performance • Updated our climate-lobbying report and website disclosures, including our climate-lobbying alignment analysis of Valero's trade associations as discussed therein • Disclosed Net Scope 3 Intensity metric
	• Diversity and inclusion	• Hosted most diverse summer internship class in company history (43 percent women, 43 percent minority) • Expanded Board diversity with more than 60 percent of current independent directors (and 70 percent of our 2023 independent director nominees) now representing gender or racial/ethnic diversity • Published our EEO-1 report (included within our 2022 ESG Report)
	• Compliance	• Completed assessments of our Third-Party Risk Management programs, as well as our Data Privacy programs • Updated numerous key corporate policies to ensure integration of compliance best practices
	• Corporate citizenship and community	• Commissioned a third-party Environmental Justice audit to assess opportunities for enhancing relationships with and support for Valero's racial equity and environmental justice commitments and refinery fenceline communities • Record fundraising for Valero-sponsored Benefit for Children fundraising event associated with the Valero Texas Open of $22 million distributed to children's charities

* See the disclosures under the captions "ESG and Climate-Related Disclosures and Other Matters" and "Cybersecurity, Compliance, D&I, and Human Rights at Valero" above for more details on our recent accomplishments.

Valero's Achievement of Performance Goals for 2022

The following table details the performance targets and final results of Valero's achievements in 2022 for each of the sub-components of the bonus program's Financial Performance Goal, Operational Performance Goals, and Strategic Execution Goals.

Annual Incentive Bonus Performance Goals and Achievements

Component	Weighting	Minimum	Target	Maximum	Achieved in 2022	Bonus Percent Earned (1)
Financial Performance Goal						
I. EPS, adjusted *($/share)*	40.00%	*$1.12*	*$4.51*	*$9.02*	$29.16	80.00%
Operational Performance Goals						
II. Health, Safety, and Environmental (2)	13.33%	*0.00%*	*100.00%*	*200.00%*	200.00%	26.66%
III. Mechanical Availability	13.33%	*95.6%*	*96.2%*	*97.6%*	96.8%	21.11%
IV. Refining Cash Operating Expense Management (3) ($/EDC)	13.34%	*$150*	*$127*	*$118*	$117	26.68%
Subtotal	40.00%				*subtotal*	74.45%
Strategic						
V. Strategic Execution (4)	20.00%	*0.00%*	*100.00%*	*200.00%*	200.00%	40.00%
Total	100.00%		Calculated Bonus Achievement:			194.45%
			Additional Credited Achievement Due to Record EPS and Operational/Strategic Execution:			5.55%
			Final Bonus Achieved and Total Payout:			**200.00%**

Footnotes:
(1)   Represents performance achieved in 2022 and component percent weighting.
(2)   Consists of seven separately weighted HSE metrics across three operational groups with an aggregated performance score opportunity ranging from zero percent to 200 percent (see "Operational Performance Goals – Health, Safety, and Environment" for details).
(3)   Using the Cash Operating Expense per EDC (Equivalent Distillation Capacity) metric as reported in the industry-standard Solomon Associates survey in which "Target" represents median performance (lower is better).
(4)   As established by the Human Resources and Compensation Committee in consultation with the CEO, it includes a qualitative assessment of progress against a comprehensive array of strategic initiatives. Performance "achieved" was at 200 percent of target.

The Human Resources and Compensation Committee viewed the record-breaking level of adjusted EPS, together with management's continued exceptional performance on all other aspects of operational and strategic execution, to merit additional consideration under the 2022 annual incentive bonus program. In particular, adjusted EPS in 2022 was more than three times the maximum pre-established goal, more than six times the targeted objective, and illustrates the positive impact of Valero's comprehensive liquid fuels strategy. Based on this historic level of over-achievement, the Committee deemed the overall 2022 annual bonus to have been achieved at the 200% maximum level. The Committee believes its ability to exercise prudent judgment and exercise either positive or negative discretion to incentive awards to align the payout with the overall company performance and stockholder outcomes is a key element of the program design and governance.

Valero's excellent Annual Incentive Bonus achievement reflects best-in-class operational execution, record earnings and stockholder returns, and excellent progress in executing key areas of Valero's strategy.

The final 2022 bonus amounts paid to our named executive officers were determined primarily as a function of: (i) Valero's performance as measured against the financial, operational, and strategic execution goals; and (ii) the Human Resources and Compensation Committee's assessment of the named executive officers' individual performance, company performance, and stockholder outcomes in 2022.

The following table summarizes the 2022 bonus amounts paid to our named executive officers:

	Gorder	Riggs	Fraser	Simmons	Thomas
Base Salary (1)	$1,800,000	$1,015,000	$875,000	$725,000	$690,000
Bonus Target Percentage (2)	160%	110%	100%	100%	80%
Bonus Target Amount (3)	$2,880,000	$1,116,500	$875,000	$725,000	$552,000
Bonus Percentage Achieved (4)	200.00%	200.00%	200.00%	200.00%	200.00%
Earned Target Incentive Bonus (5)	$5,760,000	$2,233,000	$1,750,000	$1,450,000	$1,104,000
Bonus Amount Paid (6)	$5,760,000	$2,233,000	$1,750,000	$1,450,000	$1,104,000

Footnotes:
(1) Base salary is the officer's base salary at December 31, 2022.
(2) Bonus target as a percentage of base salary.
(3) Determined by multiplying "Bonus Target Percentage" times "Base Salary."
(4) Valero's performance score for "Bonus Percentage Achieved" was 200.00 percent as detailed in the previous table.
(5) Determined by multiplying "Bonus Target Amount" times "Bonus Percentage Achieved."
(6) As disclosed in the Summary Compensation Table. The actual amount paid was determined primarily based on: (i) Valero's performance as measured against financial, operational, and strategic goals, and (ii) the Committee's assessment of the NEO's individual performance, company performance, and stockholder outcomes in 2022.

LONG-TERM INCENTIVE AWARDS

We provide stock-based, long-term compensation to our executive officers through our stockholder-approved equity plan, our 2020 Omnibus Stock Incentive Plan ("2020 OSIP"). The 2020 OSIP provides for a variety of stock and stock-based awards, including performance shares that vest (become non-forfeitable) contingent upon Valero's achievement of objective performance goals, and restricted stock which vests over a period (at least three years) determined by the Committee. Annual long-term incentive awards were granted to named executive officers in February of 2022 under the 2020 OSIP.

For 2022, the mix of long-term incentives targeted to be awarded to our named executive officers was split evenly, on a share value basis, between grants of restricted stock and awards of performance shares. We believe that these awards create a powerful link between the creation of stockholder value and executive pay delivered. In addition, we believe that the balance between absolute performance alignment through the annual incentive bonus program and restricted shares, and the relative performance objectives underscored by the relative TSR component of performance shares (which also have an Energy Transition modifier to incentivize progress against Valero's low-carbon fuels growth strategy), is appropriate. In order for executives to fully realize their targeted opportunities, Valero must both perform well and beat the TSR performance of the other members of the Performance Peer Group listed above under the caption "Administration of Executive Compensation Program—Peer Group and Benchmarking Data— Performance Peer Group," and also achieve or exceed performance targets associated with our low-carbon fuels growth strategy as described below under the caption "Performance Shares—Energy Transition Modifier."

For each officer, a target amount of long-term incentives is established and is expressed as a percentage of base salary. In establishing award sizes, the Human Resources and Compensation Committee makes primary reference to median peer company grant levels and makes individualized determinations of award sizes based on additional factors such as: each executive's experience and contribution to company success, internal parity, retention, and management succession. In addition, an executive's targeted award may be adjusted based upon the Human Resources and Compensation Committee's determination of the officer's individual performance, which (for officers other than the Chief Executive Officer) takes into consideration the recommendation of the Chief Executive Officer.

**Long-Term Incentives
(Share mix based on Value)**



50%   50%

■ Restricted Stock   ■ Performance Shares

When administering long-term incentives awards, the number of shares awarded to our named executive officers for each of restricted stock and performance shares is determined by multiplying the value granted to the named executive officer times the average closing stock price of the 15 consecutive trading days ending the day before the grant date. The values disclosed in the Summary Compensation Table and "Grants of Plan-Based Awards" table for long-term incentives are calculated in accordance with SEC disclosure requirements and can differ substantially from the values calculated for Target Total Pay, which are used for administering compensation decisions, including long-term incentives. The following table summarizes the targeted 2022 long-term incentive amounts awarded to our named executive officers:

	Gorder	Riggs	Fraser	Simmons	Thomas
Base Salary (1)	$1,800,000	$1,015,000	$875,000	$725,000	$690,000
LTI Target Percentage (2)	630%	475%	425%	325%	230%
LTI Target Value (3)	$11,340,000	$4,821,250	$3,718,750	$2,356,250	$1,587,000
Restricted Stock Value Granted (4)	$5,670,000	$2,410,625	$1,859,375	$1,178,125	$793,500
Performance Shares Value Granted (4)	$5,670,000	$2,410,625	$1,859,375	$1,178,125	$793,500
Total LTI Value Granted	$11,340,000	$4,821,250	$3,718,750	$2,356,250	$1,587,000

Footnotes:
(1)   Base salary is the officer's base salary as of the award grant date of February 22, 2022.
(2)   Long-term incentives target as a percentage of base salary.
(3)   Determined by multiplying "LTI Target Percentage" times "Base Salary."
(4)   Represents 50 percent of the Total LTI Value Granted.

Performance Shares

For 2022, performance share targets represent a 50 percent allocation of each executive's long-term incentive target on a share value basis. ***The values disclosed in the Summary Compensation Table for performance shares are calculated in accordance with SEC disclosure requirements and can differ substantially from the values calculated for Target Total Pay, which are used for administering compensation decisions (these differences are further described under the caption "Elements of Executive Compensation – Summary").*** Performance shares are payable in shares of Common Stock on the vesting dates of the performance shares. Shares of Common Stock are earned with respect to vesting performance shares only upon Valero's achievement of (i) TSR objectives (measured in relation to the TSR of our peers), and (ii) achievement of low-carbon fuels growth strategy objectives including (1) progress towards our publicly disclosed global refinery Scope 1 and 2 GHG emissions reduction/displacement targets (GHG emissions reduction/displacement vs. target), and (2) investment of growth capital into low-carbon initiatives (low-carbon investments as a percent of growth CapEx attributable to Valero). Shares not earned in a given performance period expire and are forfeited. Performance shares are also subject to potential forfeiture if an executive terminates his or her employment prior to vesting. The performance shares awarded in 2022 are subject to vesting in three increments with the following award design. The primary performance measure is relative TSR versus a peer group, which is weighted at 100 percent. After preliminary vesting has been determined based on relative TSR performance, an Energy Transition modifier containing two additional metrics (GHG emissions reduction/displacement vs. target and low-carbon investments as percent of growth CapEx attributable to Valero) is applied, with each metric either adding or subtracting 12.5 percentage points to the preliminary vesting percentage, depending on performance. Overall final performance vesting is capped at 200 percent of target.

> ***In September of 2022, Valero's Human Resources and Compensation Committee prospectively approved the implementation of a cap on payouts for future grants of performance shares such that vesting cannot exceed target (100%) if Valero's TSR is negative over the performance period, regardless of potential over-performance versus peers.***

TSR Metric. Our relative TSR performance is compared to our peer group throughout the overall three-year performance period. Performance periods measure TSR based on the average closing stock prices for the final 15 trading days of December at the beginning and end of the performance periods, including dividends (except for the XLE index, for which the change in the index price across the designated performance periods is measured as TSR). At the end of each performance period, our TSR for the period is compared to the TSR of our Performance Peer Group.

Relative TSR Performance Scale (Percent of Target Shares Earned)

	200%	200%	175%	150%	125%	100%	75%	50%	25%	0%	0%
Relative Rank	1	2	3	4	5	6	7	8	9	10	11

NOTE: Shown as applied to the 11-company "Performance Peer Group" referenced under the caption "Administration of Executive Compensation Program–Peer Group and Benchmarking Data," inclusive of Valero.

As demonstrated in the graphic above, the number of shares of Common Stock earned is calculated based on Valero's TSR performance versus the peers' TSR. If Valero's relative TSR ranking equals the median of the peer group, 100 percent of the target shares are earned; if Valero ranks in the first or second position among the peers, 200 percent of the target shares will be earned; if Valero ranks in the last or second-to-last position among the peers, zero percent of the target shares will be earned. TSR performance ranking between the second and second-to-last positions will result in payouts determined by straight-line interpolation (unless Valero's TSR rank equals the median in which case 100 percent of the target shares will be earned). The shares earned based on Valero's relative TSR performance represents the preliminary performance sub-total (see results calculation example below).

> ***In September of 2022, Valero's Human Resources and Compensation Committee prospectively approved a performance scale design change for future grants of performance shares that targets relative TSR performance to be above median of the peers.***

Energy Transition Modifier. In order to underscore the importance of achieving important climate-related objectives, in February of 2021 an Energy Transition performance measure was added to the performance share design as a supplemental performance-based objective. The Energy Transition modifier was again incorporated into the Performance Shares granted in February of 2022. In determining performance share payouts for this measure, the Human Resources and Compensation Committee considers Valero's progress in advancing its low-carbon fuels growth strategy, including (i) assessing Valero's progress towards its publicly announced Scope 1 and 2 global refinery GHG emissions reduction/displacement goals vs. an annual target and (ii) assessing management's deployment of growth capital on low-carbon initiatives vs. an annual target. Further details regarding our refinery GHG emissions reductions/displacements targets are set forth in our 2022 ESG Report and the SASB Report included therein.

The table below more fully details the two components of the Energy Transition modifier established for applicable Performance Shares segments with performance periods ending in 2022 (segment one of the 2022 grant, segment two of the 2021 grant, and segment three of the 2020 grant), including the performance targets as approved by the Human Resources and Compensation Committee.

| | | | Adjustment to PS Sub-Total | |
Metric	Description	Target	If Meet or Exceed	If Fail to Meet
Global Refinery Scope 1 and 2 GHG Emissions Reduction/Displacements vs. Target	Final 2022 GHG emissions reductions and displacements results (compared to 2011 levels) meets or exceeds the target	≥ 44.0%*	Add 12.5 absolute percentage points	Subtract 12.5 absolute percentage points
Low-carbon Investments as a Percent of Growth CapEx attributable to Valero	Final 2022 percentage of growth capital spent on low-carbon initiatives meets or exceeds the target	≥40.0%	Add 12.5 absolute percentage points	Subtract 12.5 absolute percentage points

* Represents the minimum of the target range (44.00% to 63.00%) of global refinery Scope 1 and 2 emissions reduction/displacements to be achieved in the target year.

The targets established for each of the Energy Transition modifier metrics reflect Valero's commitment to the continued growth of our low-carbon fuels businesses and to ensuring sufficient progress is being made towards our publicly disclosed commitment of reducing and displacing refinery GHG emissions by 63% by 2025 and 100% by 2035.

How It Works. The Energy Transition performance measure serves as a modifier to the preliminary sub-total performance results as determined at the end of the performance period for the primary performance metric(s) of the applicable performance shares grant (for the 2022 and 2021 grants, relative TSR only; for the 2020 grant, relative TSR and Return on Invested Capital ("ROIC"), as described in our investor presentation available on our website). If performance exceeds target in both of the Energy Transition metrics, 25 absolute percentage points are added to the preliminary sub-total performance results for additional shares earned (though not to exceed the 200 percent overall performance vesting cap). If performance exceeds target on one metric but fails to meet target on the other, no change is made to the preliminary sub-total performance results. If both metrics fail to meet target, 25 absolute percentage points are subtracted from the preliminary sub-total performance results to reduce the shares earned.

Additional shares of Common Stock may be earned based on the accumulated value of dividends paid on Valero's Common Stock during the pertinent performance period. The amount of accumulated dividends is multiplied by the aggregated common shares earned (if any) for the performance shares, and the product is divided by the fair market value of the Common Stock on the performance shares' vesting date. The resulting amount is paid in a whole number of shares of Common Stock. The value of the dividends credited to the outstanding performance shares is paid to participants only to the extent that the underlying performance shares earn shares of Common Stock, based on Valero's relative TSR, ROIC (if applicable), and low-carbon fuels growth strategy performance, and is paid (in shares of Common Stock) only when the underlying performance shares vest (see results calculation example below).

Example Calculation of Performance Shares Earned
Target Performance Shares Granted: 1,000

Component	Target Performance Shares <A>	Performance Result	Performance Outcome <B>	Component Weighting <C>	Sub-total of Common Stock (A x B x C)
Relative TSR	1,000	Ranked 4th of 11	150%	100%	1,500
Energy Transition: GHG Emissions Reductions/ Displacements	1,000	Exceeded Target	+ 12.5%	N/A	125
Energy Transition: Low-Carbon Investments as Percent of Growth CapEx attributable to Valero	1,000	Exceeded Target	+ 12.5%	N/A	125
				Aggregate Common Stock Earned	**1,750**

	Aggregate Common Stock Earned <D>	Accumulated Dividends Per Share During the Performance Period <E>	FMV on Date of Vesting <F>	Additional Shares of Common Stock (D x E ÷ F)
Dividend Equivalent Shares	1,750	$7.28	$75.00	**170**
		Total Shares of Common Stock Earned		**1,920**

In order to facilitate executives' payment of taxes due upon performance shares without selling shares earned, executives can designate up to 50 percent of the value of the after-tax vested shares of Common Stock to be delivered in cash. If a cash payment is elected, the total number of after-tax shares to be delivered is multiplied by the fair market value of the Common Stock on the performance shares' vesting date, and the product is multiplied by the cash payment election percentage designated by the award recipient. The resulting amount is paid in cash, with the remainder paid in shares of Common Stock.

Valero utilizes a three-year ratable vesting schedule for performance shares in order to align executives' realized pay as delivered through performance shares with the most appropriate representation of company performance over the duration of the three-year performance period when compared to companies in the Performance Peer Group (and as measured through relative TSR). The volatile nature of commodity pricing that characterizes our primary feedstocks, as well as the resulting fuels and other products that are sold to customers, can result in significant swings in short-term product margins and company earnings. Valero's ratable vesting schedule helps eliminate the risk of a payout that is disproportionately influenced (either positively or negatively) by short-term stock swings caused by these disruption events occurring at either the font-end, back-end or both, which can occur in a single segment three-year cliff vesting model.

Segments for four separate performance shares grants (granted in 2019, 2020, 2021, and 2022) had performance periods ending December 31, 2022, and vested in January of 2023. Each vesting segment utilized relative TSR as a performance metric. Vesting segments from 2020, 2021, and 2022 grants also included the Energy Transition metrics and the segment vesting from the 2020 grant additionally included ROIC versus a target.

2019 Performance Shares Grant - The design for Performance Shares granted in 2019 includes one metric: relative Total Shareholder Return (TSR) versus a peer group, weighted at 100 percent. Final vesting percentage for the segment ending in 2022 is as follows:

Performance Shares Grant (Year & Segment)	Final Percentile TSR Ranking versus Peers	Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%)
2019 (Final of 3 segments)	5 of 11	**125.0%**

2020 Performance Shares Grant - The design for Performance Shares granted in 2020 included two metrics: relative TSR versus a peer group, weighted at 75 percent, and 3-year average ROIC, weighted at 25 percent. After preliminary vesting is determined based on relative TSR performance and ROIC performance, an Energy Transition modifier containing two additional metrics is applied with each metric either adding or subtracting 12.5 percentage points per metric to the preliminary vesting percentage, depending on performance. The final vesting percentage for the segment ending in 2022 is as follows:

Performance Shares Grant (Year & Segment)	Metric	Result	Weighting	Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%)
2020 (Final of 3 Segments)	Relative TSR Ranking	5 of 11	75%	125.00%
	3-Yr Avg ROIC	15.32%*	25%	200.00%
Preliminary Vesting Percentage of Target (after applying weighting):				*143.75%*

		Results	Percent Added/Subtracted
	Energy Transition Modifier	Both metrics exceeded target threshold**	+25.00%
	Final Vesting Percentage of Target		**168.75%**

*   Represents performance against target 3-year average ROIC of 9.50% and maximum performance of 10.75%.

**   Further details regarding results of our Energy Transition modifier for performance periods ending December 31, 2022, is set forth below under the heading "2022 Energy Transition Modifier Results."

2021 and 2022 Performance Shares Grants - The design for Performance Shares granted in 2021 and 2022 includes one metric: relative TSR versus a peer group, weighted at 100 percent. After preliminary vesting is determined based on relative TSR performance, an Energy Transition modifier containing two additional metrics is applied with each metric either adding or subtracting 12.5 percentage points per metric to the preliminary vesting percentage, depending on performance. The final vesting percentage for the segments ending in 2021 and 2022 are as follows:

Performance Shares Grant (Year & Segment)	Final Percentile TSR Ranking versus Peers	Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%)
2021 (2nd of 3 Segments)	7 of 11	75.00%
Preliminary Vesting Percentage of Target:		*75.00%*

	Results	% Added/Subtracted
Energy Transition Modifier	Both metrics exceeded target threshold*	+25.00%
Final Vesting Percentage of Target		**100.00%**

*   Further details regarding results of our Energy Transition modifier for performance periods ending December 31, 2022, is set forth below under the heading "2022 Energy Transition Modifier Results."

Performance Shares Grant (Year & Segment)	Final Percentile TSR Ranking versus Peers	Vesting Percentage of Target (Target = 100%) (Range of 0% to 200%)
2022 (1st of 3 Segments)	6 of 11	100.00%
	Preliminary Vesting Percentage of Target:	*100.00%*

		Results	% Added/Subtracted
	Energy Transition Modifier	Both metrics exceeded target threshold*	+25.00%
	Final Vesting Percentage of Target		**125.00%**

* Further details regarding results of our Energy Transition modifier for performance periods ending December 31, 2022, is set forth below under the heading "2022 Energy Transition Modifier Results."

2022 Energy Transition Modifier Results - As described previously under the heading "Energy Transition Modifier," after preliminary vesting of performance shares is determined, an Energy Transition modifier containing two additional metrics is applied with each metric either adding or subtracting 12.5 percentage points per metric to the preliminary vesting percentage, depending on performance. The final Energy Transition modifier results for the performance periods ending in 2022 are as follows:

	Metric	Target	Results	% Added/Subtracted
Energy Transition Modifier	Global Refinery Scope 1 and 2 GHG Emissions Reduction/Displacements vs. Target*	≥44.00%**	Exceeded the upper end of the target	+ 12.50%
	Low-carbon Initiatives as Percent of Growth CapEx***	≥40.00%	Exceeded the target	+ 12.50%
			Total % Added/Subtracted	**+25.00%**

* Further details regarding our GHG emissions reductions/displacement goals for 2025 and 2035 are set forth in our 2022 ESG Report and the SASB Report included therein.

** Represents the minimum of the target range (44.00% to 63.00%) of global refinery Scope 1 and 2 emissions reduction/displacements to be achieved in the target year.

*** Reflects growth CapEx attributable to Valero as described and reconciled in our Annual Report on Form 10-K for the year ended December 31, 2022 (referred to as growth capital investments in the Form 10-K).

In 2022, due to the early completion and start-up of renewable diesel plants in Louisiana and Texas as well as reductions of GHG emissions, our performance exceeded our short-term 2025 goal of reducing/displacing refinery GHG emissions by 63% - which is three years ahead of schedule. On February 23, 2023, due to having achieved the short-term 2025 goal early, the Human Resources and Compensation Committee approved a modification to our Energy Transition modifier to make the goals more challenging to achieve. This newly elevated performance threshold requirement applies to performance shares that are tied to achievement of our 2035 GHG emissions reduction/displacement target. This Energy Transition modifier will be applied to the 2023 annual grant of performance shares awarded to officers and also to the unvested segments of 2021 and 2022 performance shares grants with performance periods ending December 31, 2023. The higher performance threshold, which now requires GHG emissions reductions and displacements performance to exceed 63% in order to receive additional shares, incentivizes continued progress towards our 2035 goal of reducing and displacing 100% of refinery GHG emissions and demonstrates prudent target setting in support of ongoing incremental performance achievements related to our low-carbon fuels growth strategy. See also "ESG and Executive Compensation" above.

The vesting outcomes for Valero's previously granted and outstanding performance shares which had performance periods ending on December 31, 2022 effectively demonstrates the alignment of Valero's long-term incentive program to the interests of Valero's stockholders.

Restricted Stock

Restricted stock targets represent the remaining 50 percent of each executive's long-term incentive target on a share value basis. Restricted stock is subject to forfeiture if an executive terminates his or her employment prior to vesting (other than upon eligible retirement, death, or following a qualified voluntary termination following a change of control). Dividends are paid on shares of restricted stock as and when dividends are declared and paid on Valero's outstanding Common Stock.

Our mix of long-term incentives provides an appropriate balance between the pay-for-performance attributes of performance shares and the equity alignment and retentive qualities of restricted shares. This mix also generally aligns with market practices, and thus supports recruitment and retention of top-quality executive talent.

PERQUISITES AND OTHER BENEFITS

Consistent with our goal of providing compensation and benefits that are generally aligned with market practices among our peers, officers are eligible to receive reimbursement for club dues, federal income tax preparation, home security protection, medical concierge services, and an annual health examination, and are also eligible to receive an annual allowance for the purchase of specified health and welfare benefits, personal liability insurance coverage, excess individual long-term disability insurance coverage, and the accompaniment of Valero security personnel at certain public events. We also occasionally permit certain limited non-business use of Valero's corporate facilities and corporate aircraft, including, for example, for a spouse to accompany an officer on certain travel. Use of corporate aircraft is subject to our corporate aircraft policy and is reviewed annually by our Chief Compliance Officer. Additionally, in connection with certain corporate meetings and functions, we often provide certain items such as meals, entertainment and small gifts (such as travel bags and golf vests) that are not directly related to the business purpose of the meeting or function. We do not provide executive officers with automobiles or automobile allowances or supplemental executive medical coverage.

In determining the total compensation payable to our named executive officers, the Human Resources and Compensation Committee considers perquisites in the context of the total compensation which our named executive officers are eligible to receive. We believe the benefit Valero receives from providing these perquisites significantly outweighs the cost of providing them. The Human Resources and Compensation Committee also periodically reviews these arrangements as needed to ensure they meet business needs and remain in line with market practices. For more information about these perquisites, including their reportable values based on the incremental costs to us, see the "All Other Compensation" column of the Summary Compensation Table and related footnotes.

We provide other benefits, including medical, life, dental, and disability insurance in line with competitive market conditions. Our named executive officers are eligible for the same benefit plans provided to our other employees, including our Thrift Plan and insurance and certain supplemental benefit plans chosen and paid for by employees who desire additional coverage.

Consistent with typical practices among our peers, executive officers and other employees whose compensation exceeds certain limits are eligible to participate in non-qualified excess benefit programs whereby those individuals can choose to make larger contributions than allowed under the qualified plan rules and receive correspondingly higher benefits. These plans are described below.

POST-EMPLOYMENT BENEFITS

Pension Plans

We have a noncontributory defined benefit Pension Plan in which most of our employees, including our named executive officers, are eligible to participate and under which contributions by individual participants are neither required nor permitted. We also have a noncontributory, non-qualified Excess Pension Plan and a non-qualified Supplemental Executive Retirement Plan ("SERP"), which provide supplemental pension benefits to certain highly compensated employees. Our named executive officers are participants in the SERP. The SERP is offered to support recruitment and retention of critical executive talent. The Excess Pension Plan and the SERP provide eligible employees with additional retirement savings opportunities that cannot be achieved with tax-qualified plans due to Internal Revenue Code limits on (i) annual compensation that can be taken into account under qualified plans, or (ii) annual benefits that can be provided under qualified plans. These plans are further described in the disclosures under the caption "Executive Compensation—Post-Employment Compensation."

Nonqualified Deferred Compensation Plans

Deferred Compensation Plan. Our named executive officers are eligible to participate in our Deferred Compensation Plan ("DC Plan"). The DC Plan is offered to align with competitive practices among our peers, and thereby support recruitment and retention of executive talent. The DC Plan permits eligible employees to defer a portion of their salary and/or bonus to a specified date, at least three years after the year of the deferral election. Under the DC Plan, each year eligible employees are permitted to elect to defer up to 30 percent of their salary and/or 50 percent of their cash bonuses to be earned for services performed during the following year. We have not made discretionary contributions to participants' accounts, and currently we have no plans to do so.

All amounts credited under the DC Plan (other than discretionary credits) are immediately 100 percent vested. Any discretionary credits, if ever granted, will vest in accordance with the vesting schedule determined at the time of the grant of discretionary credits. Participant accounts are credited with earnings (or losses) based on investment fund choices made by the participants among available funds selected by Valero's Benefit Plans Administrative Committee.

Excess Thrift Plan. Our Excess Thrift Plan provides benefits to participants in our Thrift Plan whose annual additions to the Thrift Plan are subject to the limitations on annual additions as provided under Section 415 of the Internal Revenue Code, and/or who are constrained from making maximum contributions under the Thrift Plan by Section 401(a)(17) of the Internal Revenue Code, which limits the amount of an employee's annual compensation which may be taken into account under that plan. The Excess Thrift Plan is: (i) an "excess benefit plan" as defined under Section 3(36) of ERISA; and (ii) a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

Additional information about these plans and contributions made by Valero and each of our named executive officers under non-qualified defined contribution and other deferred compensation plans are presented in this proxy statement under the caption "Executive Compensation—Nonqualified Deferred Compensation."

Change of Control Severance Arrangements

We have change of control severance agreements with each of our named executive officers. The agreements are generally aligned with typical practices and are intended to assure the continued availability of the officers in the event of any merger or acquisition that would likely threaten the job security of many top executives. These arrangements are also intended to maintain executive focus and productivity in a period of uncertainty. If a change of control occurs during the term of an agreement, the agreement becomes operative for a fixed three-year period. The agreements provide generally that the officers' terms and conditions of employment will not be adversely changed during the three-year period after a change of control. For information regarding payments that may be made under these agreements, see the disclosures in this proxy statement under the caption "Executive Compensation—Potential Payments Upon Termination or Change of Control."

Accounting and Tax Treatment

ACCOUNTING TREATMENT

Compensation expense for our share-based compensation plans is based on the fair value of the awards granted and is recognized in income on a straight-line basis over the shorter of (i) the requisite service period of each award, or (ii) the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the vesting period established in the award. Specific components of our stock-based compensation programs are discussed in Note 13 of Notes to Consolidated Financial Statements in Valero's Annual Report on Form 10-K for the year ended December 31, 2022.

TAX TREATMENT

Section 162(m) of the Internal Revenue Code of 1986 generally limits the deductibility of compensation paid to certain top executives to $1 million. In previous years, there was an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under applicable regulations. However, the enactment of the Tax Cuts and Jobs Act of 2017 eliminated the performance-based compensation exemption, except with respect to certain grandfathered arrangements. We believe that outstanding stock options continue to qualify as performance-based compensation under the grandfather rules provided under the Tax Cuts and Jobs Act of 2017.

Prospectively, for pay vehicles granted and earned in 2020 and beyond, the Tax Cuts and Jobs Acts of 2017 eliminated the deductibility of most components of pay to certain top executives to the extent that such pay exceeds $1 million in a year. Consistent with Valero's historic approach to deductibility under former Section 162(m), the Committee will continue to exercise flexibility and discretion in determining whether any given form of pay should be designed and administered to qualify for full deductibility.

Compensation-Related Policies

POLICY ON VESTING OF PERFORMANCE SHARES UPON CHANGE OF CONTROL OF VALERO

Our Board has adopted a policy regarding the vesting of performance shares upon a change of control of Valero. The policy provides that performance shares granted to participants in Valero's equity incentive plans will not vest automatically upon the date of a change of control (as defined in the applicable plan) of Valero. The policy further provides that in making awards of performance shares to participants, the Human Resources and Compensation Committee may provide in the award agreement with the participant that if a participant's employment with Valero is terminated following a change of control, any unvested performance shares held by the participant will vest on a partial, pro rata basis on the date of the participant's termination of employment, with such qualifications for an award as the Committee may determine. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

EXECUTIVE COMPENSATION CLAWBACK POLICY

Under our Policy on Executive Compensation in Restatement Situations, in the event of a material restatement of Valero's financial results, the Board, or the appropriate committee thereof, will review all bonuses and other incentive and equity compensation awarded to our executive officers. The policy provides that if the bonuses and other incentive and equity compensation would have been lower had they been calculated based on such restated results, the Board (or committee), will, to the extent permitted by governing law and as appropriate under the circumstances, seek to recover for the benefit of Valero all or a portion of the specified compensation awarded to executive officers whose fraud or misconduct caused or partially caused such restatement, as determined by the Board (or committee). In determining whether to seek recovery, the policy states that the Board (or committee) shall take into account such considerations as it deems appropriate, including governing law and whether the assertion of a claim may prejudice the interests of Valero in any related proceeding or investigation. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

STOCK OWNERSHIP AND RETENTION GUIDELINES

We have adopted stock ownership and retention guidelines applicable to our officers and non-employee directors. The guidelines require that non-employee directors acquire and hold during their service shares of Common Stock equal in value to at least five times their annual cash retainer. Officers and non-employee directors have five years after becoming subject to the guidelines to meet the requisite ownership threshold and, once attained, are expected to continuously own sufficient shares to meet that threshold.

As of December 31, 2022, our officers were required to meet the applicable guidelines stated below.

Officer Position	Value of Shares Owned
Chief Executive Officer	5x Base Salary
President	3x Base Salary
Executive Vice Presidents	2x Base Salary
Senior Vice Presidents	1x Base Salary
Vice Presidents	1x Base Salary

As of December 31, 2022, all NEOs, including the Chief Executive Officer, met the stock ownership requirements as described.

In February of 2023, after consideration of feedback received from stockholder engagements in 2022, an analysis of market practices as provided by the Committee's independent compensation consultant, and in the interest of ensuring the guidelines support the appropriate alignment of Valero officers' equity compensation with the long-term interests of stockholders, the Human Resources and Compensation Committee recommended and the Board approved a 50 percent increase to the Stock Ownership and Retention Guidelines for senior executives.

The guidelines applicable to our officers as of February 23, 2023 stated below require more ownership than median practices among our peers, and more broadly, among S&P 500 companies.

Officer Position	Value of Shares Owned
Chief Executive Officer	7.5x Base Salary
President	4.5x Base Salary
Executive Vice Presidents	3.0x Base Salary
Senior Vice Presidents	1.5x Base Salary
Vice Presidents	1.0x Base Salary

COMPENSATION CONSULTANT DISCLOSURE POLICY

Per the terms of our Compensation Consultant Disclosure Policy, Valero will make certain disclosures pertaining to compensation consultants in our proxy statements for annual meetings of stockholders. For any compensation consultant retained by the Human Resources and Compensation Committee to provide compensation advice with respect to the compensation disclosed in the Summary Compensation Table in the proxy statement, we will disclose (i) the total fees paid annually to the consultant for compensation-related services and non-compensation-related services, (ii) a description of any non-compensation-related services provided by the consultant, and (iii) any services that the consultant has provided to senior executives of Valero and the nature of those services. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

PROHIBITION AGAINST HEDGING AND PLEDGING

Our policies prohibit our directors, officers, and employees from speculating in our stock, which includes short selling (profiting if the market price of our stock decreases), buying or selling publicly traded third-party options (including writing covered calls), hedging, or any other type of derivative arrangement that has a similar economic effect. In addition, our directors and officers are prohibited from pledging shares of Common Stock as collateral or security for indebtedness. Compliance with the guidelines is monitored by the Human Resources and Compensation Committee. The full text of our guidelines is included in our Corporate Governance Guidelines (as Article IX), available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Documents.

INSIDER TRADING POLICY

Our Securities Trading Policy prohibits our officers, directors, and employees from purchasing or selling Valero securities while in possession of material, nonpublic information, or otherwise using such information for their personal benefit or in any manner that would violate applicable laws and regulations.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

The following Human Resources and Compensation Committee Report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any of Valero's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

The Human Resources and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included under "Compensation Discussion and Analysis" above. Based on that review and discussion, the Human Resources and Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and also be incorporated by reference into our Annual Report on Form 10-K for the period ended December 31, 2022.

Members of the Human Resources and Compensation Committee:

Rayford Wilkins, Jr., Chair

Philip J. Pfeiffer

Robert A. Profusek

COMPENSATION CONSULTANT DISCLOSURES

Our Human Resources and Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel, or other adviser, and is directly responsible for the appointment, compensation, and oversight of the work of any compensation consultant, independent legal counsel, or other adviser retained by the committee. Valero is obligated to provide appropriate funding for the committee's retention of a consultant, counsel, or adviser.

In 2022, the committee retained Exequity LLP as an independent compensation consultant. The Human Resources and Compensation Committee directed Exequity to provide to the committee objective expert analysis and independent advice regarding executive and director compensation. For the 2022 executive and director compensation services rendered to the committee, Exequity earned professional fees of $343,490. Exequity did not provide other consulting services to the Human Resources and Compensation Committee, to Valero, or to any senior executives of Valero. Exequity is an independent adviser as determined under the SEC's rules and the NYSE's listing standards.

During 2022, Exequity's executive and director compensation consulting services included:

- assistance with our 2022 say-on-pay engagement and response;

- assistance with establishing our overall executive compensation philosophy in light of our business strategies;

- assistance with selecting peer and comparator companies for benchmarking executive pay and monitoring Valero's performance;

- assessment of competitive pay for our executives, with separate analyses of base salary, annual incentive, and long-term incentive compensation;

- assessment of, and recommendations for, our annual incentive bonus program;

- assessment of, and recommendation of enhancements to, our long-term incentive program strategy, including (i) the design of an appropriate mix of equity incentive vehicles, (ii) determination of performance measures and measurement techniques, and (iii) determination of competitive equity grant guidelines consistent with our overall pay philosophy;

- updates on trends and developments in executive compensation, new regulatory issues, and best practices;

- assessment of competitive pay for our directors; and

- assistance with proxy statement disclosures.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information regarding our equity compensation plans as of December 31, 2022.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($)(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)(2)
Approved by stockholders:			
2020 Omnibus Stock Incentive Plan	414,725 (3)	—	12,747,181
2011 Omnibus Stock Incentive Plan	238,012 (4)	44.40	—
Not approved by stockholders:			
none	—	—	—
Total	652,737	44.40	12,747,181

Footnotes:

(1)   With respect to the 2020 OSIP, the weighted-average exercise price cannot be calculated because all of the outstanding awards under the plan are performance shares and stock units, neither of which has an exercise price. For the 2011 Omnibus Stock Incentive Plan ("2011 OSIP"), the amount stated in column (b) represents the weighted-average exercise price of outstanding stock options; the amount stated does not include performance shares and stock units because they do not have an exercise price.

(2)   On April 30, 2020, our stockholders approved our 2020 OSIP and, as a result, effective as of such date no further awards will be made under our 2011 OSIP. Securities available for future issuance under the 2020 OSIP can be issued in various forms, including but not limited to restricted stock, performance shares, stock unit awards, and stock options. The total number of securities remaining available for issuance under the 2020 OSIP as of December 31, 2022, includes shares of Common Stock previously subject to awards under the 2011 OSIP that, between April 30, 2020, and December 31, 2022, were forfeited, terminated, canceled or rescinded, settled in cash in lieu of Common Stock, exchanged for awards not involving Common Stock, or expired unexercised.

(3)   Represents the gross number of shares of Common Stock subject to awards under the 2020 OSIP outstanding as of December 31, 2022, which consists of 50,977 shares of Common Stock associated with outstanding stock units, and 363,748 shares of Common Stock associated with outstanding performance shares at target.

(4)   Represents the gross number of shares of Common Stock subject to awards under the 2011 OSIP outstanding as of December 31, 2022, including 112,622 shares of Common Stock associated with outstanding performance shares at target, and 125,390 shares of Common Stock associated with outstanding stock options.

Our equity plans are described further in Note 13 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022.

EXECUTIVE COMPENSATION

The following tables disclose compensation paid to or earned by our named executive officers for 2022. We use captions and headings in these tables that correspond to the SEC regulations requiring these disclosures. The footnotes to these tables provide important information to explain the values presented in the tables.

Summary Compensation Table

This table summarizes the compensation paid to our named executive officers for fiscal years 2022, 2021, and 2020. The elements of compensation listed in the table are described in the "Compensation Discussion and Analysis" section of this proxy statement and in the table's footnotes. The officers' titles listed below are their current titles.

Principal Position (1)	Year	Salary ($)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)	Total Excluding Change in Pension Value ($)(7)
Joseph W. Gorder, Chairman of the Board and CEO	**2022**	**1,800,000**	**12,363,244**	**5,760,000**	—	**221,849**	**20,145,093**	**20,145,093**
	2021	1,800,000	13,360,052	5,264,064	2,030,418	237,352	22,691,886	20,661,468
	2020	1,800,000	8,985,826	2,804,544	5,896,732	443,538	19,930,640	14,033,908
Jason W. Fraser, EVP and Chief Financial Officer	**2022**	**875,000**	**3,711,181**	**1,750,000**	—	**112,389**	**6,448,570**	**6,448,570**
	2021	825,000	3,540,493	1,507,935	2,408,782	104,961	8,387,171	5,978,389
	2020	723,117	2,036,280	730,350	1,311,390	107,515	4,908,652	3,597,262
R. Lane Riggs, President and Chief Operating Officer	**2022**	**1,015,000**	**5,044,102**	**2,233,000**	—	**130,714**	**8,422,816**	**8,422,816**
	2021	970,000	6,956,013	1,950,263	3,093,788	172,559	13,142,623	10,048,835
	2020	940,000	5,094,316	1,006,909	2,027,167	116,733	9,185,125	7,157,958
Gary K. Simmons, EVP and Chief Commercial Officer	**2022**	**725,000**	**2,530,639**	**1,450,000**	—	**133,480**	**4,839,119**	**4,839,119**
	2021	700,400	2,545,219	1,280,191	1,829,025	108,189	6,463,024	4,633,999
	2020	680,000	1,618,614	662,184	1,371,059	112,244	4,444,101	3,073,042
Cheryl L. Thomas, SVP and Chief Technology Officer	**2022**	**690,000**	**1,655,563**	**1,104,000**	—	**98,733**	**3,548,296**	**3,548,296**
	2021	662,300	1,694,490	968,442	2,158,056	97,325	5,580,613	3,422,557
	2020	606,250	1,172,125	500,923	1,117,343	85,221	3,481,862	2,364,519

Footnotes to Summary Compensation Table:

(1) The persons listed in this table are Valero's "named executive officers" per Item 402(a)(3) of SEC Regulation S-K.

(2) The amount shown is the "grant date fair value" of stock awards (restricted stock and performance shares) computed under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation–Stock Compensation ("FASB ASC Topic 718"). The grant date fair values disclosed above are different than the target value of stock awards for each NEO due to reasons more fully described in "Compensation Discussion and Analysis" and below in this footnote. The target values of stock awards for the NEOs were: Mr. Gorder ($11,340,000), Mr. Fraser ($3,718,750), Mr. Riggs ($4,821,250), Mr. Simmons ($2,356,250), and Ms. Thomas ($1,587,000). The final value realized by each named executive officer will be determined at a later date upon award vesting. Total target pay for our NEOs is described more fully in "Compensation Discussion and Analysis—Executive Compensation in Summary—Elements of Executive Compensation—Summary—Target Total Pay."

The grant date fair values disclosed under FASB ASC Topic 718 for our performance share awards include the values of certain tranches of unvested (as of December 31, 2022) performance shares that were awarded in years prior to the fiscal year shown in the table. The computations of grant date fair values for performance shares are more fully described in footnote (5) to the Grants of Plan-Based Awards table. The highest level of possible performance conditions are disclosed in footnote (5) to the Grants of Plan-Based Awards table.

(footnote (2) continues on the following page)

Footnotes to Summary Compensation Table (con't.):

footnote (2) continued

The dollar values included in the "Stock Awards" column include the following components:

	Gorder	**Fraser**	**Riggs**	**Simmons**	**Thomas**
Restricted Stock	5,611,902	1,840,224	2,385,862	1,165,997	785,440
Performance Shares	6,751,342	1,870,957	2,658,240	1,364,642	870,123
Total (in dollars)	12,363,244	3,711,181	5,044,102	2,530,639	1,655,563

For restricted stock awards, the disclosed grant date fair values are different than the target values for each officer due to the difference between (i) the stock price used to determine the number of restricted shares granted to achieve the target value (determined by using the average closing stock price for the 15 consecutive trading days ending the day before the grant) and (ii) the grant date fair value of the award as computed under FASB ASC Topic 718. The target values of restricted stock awards for 2022 were: Mr. Gorder ($5,670,000), Mr. Fraser ($1,859,375), Mr. Riggs ($2,410,625), Mr. Simmons ($1,178,125), and Ms. Thomas ($793,500).

For performance shares, the grant date fair values disclosed represent the aggregated fair values of three tranches from three separate award years as required under FASB ASC Topic 718 (i.e., first tranche of 2022 award, second tranche of 2021 award, and third tranche of 2020 award). These are deemed to be three separate grants for determining fair value and each is deemed to have a grant date in 2022 per FASB ASC Topic 718. As further described in footnote (5) to the Grants of Plan-Based Awards table, the expected conversion rate (probable outcome) for each of these awards determines a unique fair value per share for each tranche. The expected conversion rates are 112.57% for the 2022 award, 89.73% for the 2021 award, and 122.06% for the 2020 award. The target values for the 2022 grants of performance shares to our NEOs were: Mr. Gorder ($5,670,000), Mr. Fraser ($1,859,375), Mr. Riggs ($2,410,625), Mr. Simmons ($1,178,125), and Ms. Thomas ($793,500).

(3) Stock options were not granted to our named executive officers in 2022, 2021, or 2020. Additional information about the restricted stock and performance shares granted in 2022 is disclosed in the Grants of Plan-Based Awards table in this proxy statement. Additional information about stock awards is disclosed in "Compensation Discussion and Analysis" and in Note 13 (Stock-Based Compensation) of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022.

(4) Represents amounts earned under our annual incentive bonus plan, as described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus." Our annual incentive bonus plan has performance measures established by the Human Resources and Compensation Committee, and communicated to employees, including the NEOs, at a time when the outcome of the performance is substantially uncertain, as was the case with regard to the 2022 performance period. The Human Resources and Compensation Committee must determine the level of achievement with regard to such performance measures before there is any payout to the NEOs.

(5) This column represents the sum of the change in pension value and nonqualified deferred compensation earnings for each of our NEOs. Due to increases in interest rates during 2022, the change in pension value and nonqualified deferred compensation earnings for each of our NEOs was negative: $(4,238,447) for Mr. Gorder, $(960,134) for Mr. Fraser, $(2,900,224) for Mr. Riggs, $(1,488,201) for Mr. Simmons, and $(959,160) for Ms. Thomas. There are no above-market or preferential earnings on non-tax-qualified deferred compensation amounts included in the table presented above. The NEOs participate in the same pension and non-qualified deferred compensation plans as similarly situated Valero employees (senior-level Valero executive leadership). The narrative disclosures following the Pension Benefits table describe these plans and the present value assumptions used for these calculations. Additional information about Valero's defined benefit plans is disclosed in Note 12 (Employee Benefit Plans) of Notes to Consolidated Financial Statements in Valero's Annual Report on Form 10-K for the year ended December 31, 2022.

(6) Amounts listed as "All Other Compensation" for 2022 are composed of the following items. Any amount in excess of $10,000 (whether or not such amount may be deemed to be a perquisite or other personal benefit) is separately quantified.

For Mr. Gorder: Valero contributions to the officer's Thrift Plan account ($21,350) • Valero contributions to the officer's Excess Thrift Plan account ($104,650) • Valero-provided dollars for the purchase of health and welfare benefits ($26,099) • home security ($14,403) • gross up payment for home security imputed income • personal security protection • reimbursement of club membership dues • executive physical exam and medical concierge service • individual excess liability insurance • individual disability insurance • small gifts and entertainment in connection with corporate meetings and functions • personal use of corporate aircraft • personal use of corporate facilities • imputed income for tax return preparation ($16,465) • U.S. tax gross up for imputed income for tax preparation due to foreign source trailing income.

For Mr. Fraser: Valero contributions to the officer's Thrift Plan account ($21,350) • Valero contributions to the officer's Excess Thrift Plan account ($39,900) • Valero-provided dollars for the purchase of health and welfare benefits ($30,507) • home security • gross up payment for home security imputed income • reimbursement of club membership dues • medical concierge service • individual excess liability insurance • individual disability insurance • small gifts and entertainment in connection with corporate meetings and functions • personal use of corporate facilities • imputed income for tax return preparation.

(footnote (6) continues on the following page)

Footnotes to Summary Compensation Table (con't.):

footnote (6) continued

For Mr. Riggs: Valero contributions to the officer's Thrift Plan account ($21,350) • Valero contributions to the officer's Excess Thrift Plan account ($49,700) • Valero-provided dollars for the purchase of health and welfare benefits ($32,175) • home security • gross up payment for home security imputed income • personal security protection • reimbursement of club membership dues • medical concierge service • individual excess liability insurance • individual disability insurance • small gifts and entertainment in connection with corporate meetings and functions • personal use of corporate aircraft • personal use of corporate facilities.

For Mr. Simmons: Valero contributions to the officer's Thrift Plan account ($21,350) • Valero contributions to the officer's Excess Thrift Plan account ($29,400) • Valero-provided dollars for the purchase of health and welfare benefits ($32,080) • home security ($11,068) • gross up payment for home security imputed income • reimbursement of club membership dues ($11,145) • executive physical exam and medical concierge service • individual excess liability insurance • individual disability insurance • small gifts and entertainment in connection with corporate meetings and functions • personal use of corporate facilities • imputed income for tax return preparation.

For Ms. Thomas: Valero contributions to the officer's Thrift Plan account ($21,350) • Valero contributions to the officer's Excess Thrift Plan account ($26,950) • Valero-provided dollars for the purchase of health and welfare benefits ($26,099) • home security • gross up payment for home security imputed income • reimbursement of club membership dues • medical concierge service • individual excess liability insurance • individual disability insurance • small gifts and entertainment in connection with corporate meetings and functions • personal use of corporate facilities • imputed income for tax return preparation.

Overview of Valuation Methodology

Valero values the cost of the benefits above at the incremental cost to Valero of providing such benefits. The primary purpose of Valero's facilities and corporate aircraft is for business and, as a result, the incremental costs associated with personal use of such items does not include fixed costs that do not change based on usage, including limited family accompaniment or use in connection with an executive's business use. To the extent we do not incur any incremental costs, no additional compensation is included as part of the total compensation of our named executive officers. However, any incremental costs that we do incur and that are incidental to the business use of such items are included in such total. In the case of personal use of corporate aircraft, the amount reported is the incremental cost of providing the benefit, which primarily includes fuel costs and airport costs as well as any incidental costs, such as for the crew.

Valero did not provide any perquisites or personal benefits to the named executive officers in 2022, 2021 or 2020 relating to the COVID-19 pandemic, such as new health-related or personal transportation benefits, that were not provided to all employees on a nondiscriminatory basis.

(7) The values in this column represent the "Total" compensation for 2022 for each NEO when excluding the year-over-year changes to the present values of accumulated benefits under the pension and nonqualified deferred compensation plans, which can increase or decrease significantly from year-to-year due to the actuarial assumptions used in a given year (primarily the discount rates used to determine the present value of accumulated benefits).

The amounts reported in this column are calculated by subtracting the change in pension values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, from the amounts reported in the Total compensation column. The amounts reported in this column differ from, and are not substitutes for, the amounts reported in the Total compensation column. See also footnote (5) above.

Grants of Plan-Based Awards

The following table describes plan-based awards for our named executive officers in 2022.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	($) (1)
Joseph W. Gorder	n/a	(2)	–	2,880,000	5,760,000				
	02/22/2022	(3)				n/a	64,590	n/a	5,611,902
	n/a	(4)					64,590		
	02/22/2022	(5)					21,530	43,060	2,080,444
	02/22/2022	(5)					29,250	58,500	2,252,835
	02/22/2022	(5)					22,907	45,814	2,418,063
Jason W. Fraser	n/a	(2)	–	875,000	1,750,000				
	02/22/2022	(3)				n/a	21,180	n/a	1,840,224
	n/a	(4)					21,180		
	02/22/2022	(5)					7,060	14,120	682,208
	02/22/2022	(5)					8,513	17,026	655,671
	02/22/2022	(5)					5,050	10,100	533,078
R. Lane Riggs	n/a	(2)	–	1,116,500	2,233,000				
	02/22/2022	(3)				n/a	27,460	n/a	2,385,862
	n/a	(4)					27,460		
	02/22/2022	(5)					9,154	18,308	884,551
	02/22/2022	(5)					11,260	22,520	867,245
	02/22/2022	(5)					8,587	17,174	906,444
Gary K. Simmons	n/a	(2)	–	725,000	1,450,000				
	02/22/2022	(3)				n/a	13,420	n/a	1,165,997
	n/a	(4)					13,420		
	02/22/2022	(5)					4,474	8,948	432,323
	02/22/2022	(5)					5,873	11,746	452,338
	02/22/2022	(5)					4,547	9,094	479,981
Cheryl L. Thomas	n/a	(2)	–	552,000	1,104,000				
	02/22/2022	(3)				n/a	9,040	n/a	785,440
	n/a	(4)					9,040		
	02/22/2022	(5)					3,014	6,028	291,243
	02/22/2022	(5)					3,847	7,694	296,296
	02/22/2022	(5)					2,677	5,354	282,584

Footnotes to Grants of Plan-Based Awards table:

(1)   The reported grant date fair value of stock awards is determined in compliance with FASB ASC Topic 718. Stock options were not granted to our named executive officers in 2022.

(2)   Represents potential awards under our annual incentive bonus program. Actual amounts earned by our NEOs for 2022 are reported in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The target amounts listed in the Grants of Plan-Based Awards table are computed by multiplying base salary by 160%, 100%, 110%, 100%, and 80% for Mr. Gorder, Mr. Fraser, Mr. Riggs, Mr. Simmons, and Ms. Thomas, respectively.

(3)   Represents restricted stock grants under our 2020 OSIP. Dividends on the restricted shares are paid as and when dividends are declared and paid on our Common Stock. For each NEO, the dollar amount stated in the column "Grant Date Fair Value of Stock and Option Awards" is included within the amount listed in the "Stock Awards" column of the Summary Compensation Table. The restricted shares are scheduled to vest (become nonforfeitable) annually in equal one-third increments. Restricted stock awards are more fully described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards—Restricted Stock."

(4)   Represents the number of performance shares awarded under our 2020 OSIP to our NEOs on February 22, 2022 under our LTI awards program described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Awards—Performance Shares." Per the awards' terms, on a normal vesting date officers can earn, in shares of Common Stock, from 0% to 200% of the number of performance shares that are vesting, based upon Valero's achievement of objective performance measures during the performance periods prescribed by our Human Resources and Compensation Committee.

The performance shares vest annually in one-third increments (tranches). The first tranche of performance shares vested in January of 2023, and the remaining two tranches are scheduled to vest annually in January of 2024 and January of 2025, with any resulting payout at those times conditioned upon Valero's performance during the pertinent performance periods. Only the first tranche of these performance shares is deemed to have a "grant date" in 2022, as explained in footnote (5) below. Our disclosures referenced by footnote (4) are for information purposes only, and tie to the disclosures made by our NEOs in 2022 in compliance with Section 16 of the Exchange Act. Our disclosures in footnote (5) below are intended to comply with the requirements of Item 402 of SEC Regulation S-K with respect to "grants" of performance shares.

(5)   Item 402(d)(2)(viii) of SEC Regulation S-K requires us to disclose the "grant date fair value" of equity awards "computed in accordance with FASB ASC Topic 718." Our performance shares are awarded in three tranches, with the tranches having measurement periods (the performance period) of differing lengths. The first tranche of an award has a performance period of 12 months, the second tranche of an award has a performance period of 24 months, and the third tranche of an award has a performance period of 36 months.

The amounts referenced by footnote (5) in the Grants of Plan-Based Awards table above represent three tranches from three separate award years—namely, the first tranche of performance shares awarded in 2022 (awarded on February 22, 2022), the second tranche of performance shares awarded in 2021 (awarded on February 23, 2021), and the third tranche of performance shares awarded in 2020 (awarded on February 26, 2020). Under FASB ASC Topic 718, each of these tranches is deemed to be a separate "grant" for fair value purposes, and each is deemed to have a "grant date" in 2022, that is, the date when the Human Resources and Compensation Committee approved the peer group of companies for these tranches. The dollar amounts included in the table represent the grant date fair values from the three tranches that are deemed to have a grant date in 2022.

For each NEO, the sum of the dollar amounts stated in the Grants of Plan-Based Awards table's column entitled "Grant Date Fair Value of Stock and Option Awards" is also included in the "Stock Awards" column of the Summary Compensation Table.

(footnote (5) continues on the following page)

Footnotes to Grants of Plan-Based Awards table (con't.):

footnote (5) continued

The grant date fair values and the highest level of performance values for the performance shares included in the Grants of Plan-Based Awards table are summarized in the following table.

	performance shares deemed (under FASB ASC Topic 718) to have a grant date in 2022		grant date fair value ($)	lowest possible performance ($)	highest level of performance ($)
Gorder	*1st tranche of 2022 award*	21,530	2,080,444	0	3,865,066
	2nd tranche of 2021 award	29,250	2,252,835	0	5,480,280
	3rd tranche of 2020 award	22,907	2,418,063	0	4,471,446
	total 2022 grant date fair value		6,751,342	0	13,816,792
Fraser	*1st tranche of 2022 award*	7,060	682,208	0	1,267,411
	2nd tranche of 2021 award	8,513	655,671	0	1,594,996
	3rd tranche of 2020 award	5,050	533,078	0	985,760
	total 2022 grant date fair value		1,870,957	0	3,848,167
Riggs	*1st tranche of 2022 award*	9,154	884,551	0	1,643,326
	2nd tranche of 2021 award	11,260	867,245	0	2,109,674
	3rd tranche of 2020 award	8,587	906,444	0	1,676,182
	total 2022 grant date fair value		2,658,240	0	5,429,182
Simmons	*1st tranche of 2022 award*	4,474	432,323	0	803,172
	2nd tranche of 2021 award	5,873	452,338	0	1,100,365
	3rd tranche of 2020 award	4,547	479,981	0	887,574
	total 2022 grant date fair value		1,364,642	0	2,791,112
Thomas	*1st tranche of 2022 award*	3,014	291,243	0	541,073
	2nd tranche of 2021 award	3,847	296,296	0	720,774
	3rd tranche of 2020 award	2,677	282,584	0	522,550
	total 2022 grant date fair value		870,123	0	1,784,398

2022 Award. For performance shares awarded on February 22, 2022, the grant date (per FASB ASC Topic 718) for the first tranche is deemed to have occurred in 2022. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 112.57% with a fair value per share of $96.63. The fair values of the second and third tranches will be determined on their respective FASB ASC Topic 718 grant dates.

2021 Award. For performance shares awarded on February 23, 2021, the grant date (per FASB ASC Topic 718) for the second tranche is deemed to have occurred in 2022. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 89.73% with a fair value per share of $77.02. The fair values of the third tranche will be determined on its FASB ASC Topic 718 grant date.

2020 Award. For performance shares awarded on February 26, 2020, the grant date (per FASB ASC Topic 718) for the third tranche is deemed to have occurred in 2022. The performance shares in this tranche were deemed to have an expected conversion rate (probable outcome) of 122.06% with a fair value per share of $105.56.

All Awards. For all awards, the "highest level of performance" values listed above assume achievement of the highest level of possible performance conditions (that is, vesting at 200%) per Instruction 3 to Item 402(c)(2)(v) of SEC Regulation S-K.

Outstanding Equity Awards at December 31, 2022

This table describes unexercised stock options, unvested shares of restricted stock, and unvested performance shares held by our named executive officers as of December 31, 2022.

	Option Awards				Stock Awards			
					Restricted Stock		Performance Shares	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Joseph W. Gorder	31,770	—	39.665	11/08/2023	13,893 (3)	1,762,466	19,837 (8)	3,145,747
	43,810	—	48.565	10/23/2024	35,480 (4)	4,500,993	22,907 (9)	4,903,900
		—			39,173 (5)	4,969,487	58,500 (10)	7,421,310
		—					64,590 (11)	14,339,366
Jason W. Fraser	—	—	—	—	5,050 (3)	640,643	4,060 (8)	643,815
					17,026 (4)	2,159,918	5,050 (9)	1,081,101
					21,180 (5)	2,686,895	17,026 (10)	2,159,918
					1,083 (6)	137,389	21,180 (11)	4,702,066
R. Lane Riggs	—	—	—	—	5,208 (3)	660,687	6,063 (8)	961,472
					9,065 (3)	1,149,986	8,587 (9)	1,838,328
					13,658 (4)	1,732,654	22,520 (10)	2,856,887
					16,654 (5)	2,112,726	27,460 (11)	6,096,257
					13,425 (7)	1,703,096		
Gary K. Simmons	—	—	—	—	2,758 (3)	349,880	2,707 (8)	429,294
					7,123 (4)	903,624	4,547 (9)	973,524
					8,139 (5)	1,032,514	11,746 (10)	1,490,098
							13,420 (11)	2,979,307
Cheryl L. Thomas	—	—	—	—	1,624 (3)	206,021	2,347 (8)	372,207
					4,665 (4)	591,802	2,677 (9)	573,154
					5,482 (5)	695,447	7,693 (10)	975,934
							9,040 (11)	2,006,925

Footnotes to Outstanding Equity Awards table:

(1) Our equity plans provide that the exercise price for all stock options must not be less than the mean of our Common Stock's high and low NYSE reported sales price per share on the date of grant.

(2) The assumed market values were determined using the closing market price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022. For a further discussion of the vesting of restricted stock and performance share awards (as noted in the following footnotes), see "Elements of Executive Compensation—Long-Term Incentive Awards" and "Accounting and Tax Treatment" in the "Compensation Discussion and Analysis" section above, and the Option Exercises and Stock Vested table below.

(3) The remaining unvested portion of this award vested on February 26, 2023.

(4) Of the shares listed as outstanding at year end, 50% vested on February 23, 2023, and the remaining 50% is scheduled to vest on February 23, 2024.

(5) One-third of these shares vested on February 22, 2023; the remaining two-thirds are scheduled to vest in equal installments on February 22, 2024 and February 22, 2025.

(6) The remaining unvested portion of this award is scheduled to vest on July 15, 2023.

(7) The remaining unvested portion of this award vested on February 23, 2023.

(8) These performance shares vested on January 31, 2023 at 125% of target. The value shown in the column, "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents the market value of 125% (actual payout) of the performance shares at the closing price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022.

(9) These performance shares vested on January 31, 2023 at 168.75% of target. The value shown in the column, "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents the market value of 168.75% (actual payout) of the performance shares at the closing price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022.

(10) One-half of these performance shares vested on January 31, 2023 at 100% of target; the other half is scheduled to vest in January of 2024. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 31, 2023, the market value of 100% (actual payout) of the performance shares at the closing price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022, and for the remaining half, the market value of 100% (target) of the performance shares at the closing price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022.

(11) One-third of these performance shares vested on January 31, 2023 at 125% of target; an additional one-third is scheduled to vest in January of 2024; and the final one-third is scheduled to vest in January of 2025. The value shown in the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested," represents, for the performance shares that vested on January 31, 2023, the market value of 125% (actual payout) of the performance shares at the closing price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022, and for the remaining two-thirds, the market value of 200% (max) of the performance shares at the closing price of our Common Stock on December 30, 2022 ($126.86 per share), which was the last NYSE trading day in 2022.

Option Exercises and Stock Vested

The following table provides information regarding (i) stock option exercises by our named executive officers, and (ii) the vesting of restricted stock and performance shares held by our named executive officers during 2022 on an aggregated basis.

Name	Option Awards		Stock Awards (1)	
	No. of Shares Acquired on Exercise (#)(2)	Value Realized on Exercise ($)(3)	No. of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(4)
Joseph W. Gorder	37,567	3,744,665		
(5)			69,081	5,744,415
(6)			123,396	10,244,953
Jason W. Fraser	—	—		
(5)			18,707	1,790,452
(6)			25,317	2,101,944
R. Lane Riggs	2,667	221,444		
(5)			52,526	4,132,963
(6)			38,098	3,163,086
Gary K. Simmons	1,750	151,533		
(5)			13,244	1,089,887
(6)			19,582	1,625,796
Cheryl L. Thomas	—	—		
(5)			8,940	743,620
(6)			14,019	1,163,927

Footnotes to Option Exercises and Stock Vested table:

(1)   Represents shares of Common Stock from the vesting of restricted stock and performance shares in 2022. For a further discussion of the vesting of restricted stock and performance share awards, see "Elements of Executive Compensation—Long-Term Incentive Awards" and "Accounting and Tax Treatment" in the "Compensation Discussion and Analysis" section above.

(2)   Represents the gross number of shares received by the named executive officer before deducting any shares withheld (i) from an option's exercise to pay the exercise price, and/or (ii) to pay applicable taxes.

(3)   The reported value is determined by multiplying (i) the number of option shares, times (ii) the difference between the market price of the Common Stock on the date of exercise and the exercise price of the stock option. The value is stated before deducting payment of applicable taxes.

(4)   The reported value is determined by multiplying number of vested shares by the market value of the shares on the date they became nonforfeitable or were otherwise received. The value is stated before deducting payment of applicable taxes.

(5)   Represents number of shares of Common Stock and value related to vesting of restricted stock.

(6)   Represents number of shares of Common Stock and value related to vesting of performance shares.

Post-Employment Compensation

PENSION BENEFITS

The following table describes the accumulated benefits of our named executive officers under Valero's tax-qualified defined benefit pension plan (the "Pension Plan"), excess pension plan ("Excess Pension Plan"), and SERP (collectively with the Pension Plan and the Excess Pension Plan, the "Retirement Plans") during 2022.

Name	Plan Name	No. of Years Credited Service (#) (1)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Joseph W. Gorder (2)	Pension Plan	32.17	1,171,108	—
	Excess Pension Plan	20.67	10,224,748	—
	SERP	20.67	19,644,300	—
Jason W. Fraser	Pension Plan	23.96	751,260	—
	Excess Pension Plan	23.96	1,214,085	—
	SERP	23.96	5,011,486	—
R. Lane Riggs	Pension Plan	33.92	1,215,938	—
	Excess Pension Plan	33.92	3,838,505	—
	SERP	33.92	9,039,882	—
Gary K. Simmons	Pension Plan	35.52	1,336,071	—
	Excess Pension Plan	35.52	3,193,214	—
	SERP	35.52	5,953,084	—
Cheryl L. Thomas	Pension Plan	38.5	1,696,325	—
	Excess Pension Plan	38.5	3,612,158	—
	SERP	38.5	5,785,412	—

Footnotes to Pension Benefits table:

(1) The years of credited service for our NEOs include eight years of service (9.5 years for Mr. Fraser) in our Retirement Plans' "Cash Balance Provision" starting on January 1, 2015 (Mr. Fraser's participation in the Cash Balance Provision commenced July 1, 2013). The remainder of the NEO's years of service is in the "Formula Provision" of our Retirement Plans. The Formula Provision and the Cash Balance Provision are described in the narrative disclosures that follow this table.

(2) The 32.17 years of service stated for Mr. Gorder for the Pension Plan represent the sum of his participation in (a) the Valero Pension Plan since 2002 (20.67 years) and (b) the qualified pension plan of UDS (11.5 years). In 2001, Mr. Gorder received a lump sum settlement relating to prior years of service. The Pension Plan amount stated above reflects the effect of offsetting Mr. Gorder's accrued benefit under the Valero Pension Plan by the value of his lump sum settlement in 2001. In addition, Mr. Gorder has approximately three years of service in a pension plan sponsored by an entity unaffiliated with Valero or UDS that was spun-off from a predecessor of UDS. The 20.67 years of service stated for Mr. Gorder for the Excess Pension Plan and SERP represent his participation since the date of his commencement of employment with Valero.

The present values stated above were calculated using the same interest rates and mortality tables we use for our financial reporting. Present values at December 31, 2022 were determined using plan specific discount rates (5.25 percent for Pension Plan, 5.17 percent for Excess Pension Plan, 5.25 percent for SERP) and the plans' earliest unreduced retirement age (i.e., age 62). The present values reflect postretirement mortality rates based on the Pri-2012 mortality table projected generationally using scale MP-2021. No decrements were included for pre-retirement termination, mortality, or disability. When applicable, lump sums were determined using the minimum present value segment rates prescribed by the IRS in Notice 2023-05 and the mortality table prescribed by the IRS in Notice 2022-22 for distributions in 2023.

Pension Plan. Under our Pension Plan, an eligible employee who is at least 55 years old may elect to retire prior to the normal retirement age of 65, provided the employee has completed at least five years of vesting service. Under the plan's early retirement provisions, an employee may elect to commence a benefit upon retirement or delay payments to a later date. Pension payments

from the Formula Provision (defined below) that begin after age 55 and before age 62 are reduced by four percent for each full year between the benefit start date and the employee's 62nd birthday. The four percent reduction is prorated for a partial year. The formula used to calculate the benefit and the optional forms of payment are otherwise the same as for normal retirement. As of December 31, 2022, Mr. Riggs, Mr. Simmons, and Ms. Thomas were eligible for early retirement benefits, and Mr. Gorder was eligible for normal retirement.

For employees hired prior to January 1, 2010, the Pension Plan (supplemented, as necessary, by the Excess Pension Plan) provides a monthly pension at normal retirement equal to 1.6 percent of the participant's average monthly compensation (based upon earnings during the three consecutive calendar years during the last 10 years of the participant's credited service affording the highest such average) times the participant's years of credited service. This is known as the "Formula Provision." Each of our NEOs was hired prior to January 1, 2010.

For employees hired on or after January 1, 2010, the Pension Plan (supplemented, as necessary, by the Excess Pension Plan) is a cash balance benefit that provides a monthly pension at normal retirement based on annual employer contributions that are based on years of service, age, eligible compensation, and pay credits. This is known as the "Cash Balance Provision." After a one-year waiting period, pay credits are retroactive to the participant's date of hire and are based on years of service, age, and eligible compensation.

points (age and vesting service)	annual pay credit percentage
under 35	6.0% of eligible pay
35–49	7.5% of eligible pay
50–64	9.0% of eligible pay
65–79	10.5% of eligible pay
80+	12.0% of eligible pay

In addition to pay credits, participants will also be eligible for monthly interest credits based on the 10-Year U.S. treasury note rate with a minimum of three percent.

In 2013, we began to implement changes to certain of our U.S. qualified pension plans that cover the majority of our U.S. employees. Benefits under our primary pension plan changed from a final average pay formula (the Formula Provision) to the Cash Balance Provision with staged effective dates from July 1, 2013 through January 1, 2015, depending on the age and service of the affected employees. All final average pay benefits under the Formula Provision were frozen as of December 31, 2014. On July 1, 2013 or January 1, 2015 (as applicable), participants formerly under the Formula Provision in the Pension Plan transitioned to the Cash Balance Provision, with all future Pension Plan benefits to be earned under the new cash balance provision.

Excess Pension Plan. Our Excess Pension Plan provides benefits to those employees whose pension benefits under our defined benefit Pension Plan are subject to limitations under the Internal Revenue Code (the "Code"), or are otherwise indirectly constrained by the Code from realizing the maximum benefit available to them under the terms of Pension Plan. The Excess Pension Plan is designed as an "excess benefit plan" as defined under Section 3(36) of ERISA, for those benefits provided in excess of Section 415 of the Code. The Excess Pension Plan is not intended to be either a qualified plan under the provisions of Section 401(a) of the Code, or a funded plan subject to the funding requirements of ERISA.

Subject to other terms of the Excess Pension Plan, the benefit payable under the plan in the Formula Provision is generally an amount equal to "x" minus "y", where "x" is equal to 1.6 percent of a participant's final average monthly earnings (as determined under the Excess Pension Plan) multiplied by the participant's number of years of credited service, and "y" is equal to the participant's benefit that is payable under the Pension Plan. The benefit payable under the Excess Pension Plan in the Cash Balance Provision is generally an amount equal to "x" minus "y", where "x" is equal to the accumulated account balance that the participant would be entitled to receive without regard to the limitations, and "y" is equal to the participant's accumulated account balance that is payable under the Pension Plan. The Excess Pension Plan benefit is made in a lump sum (minus applicable withholding for taxes). A participant's benefits under the Excess Pension Plan will vest concurrently with the vesting of the participant's benefits under the Pension Plan.

SERP. An officer will become a participant in the SERP as of the date he or she is selected and named in the minutes of the Human Resources and Compensation Committee meeting for inclusion as a SERP participant. The SERP provides a benefit equal to 1.6 percent of eligible pay plus 0.35 percent times the product of the participant's years of credited service (maximum 35 years) multiplied by the excess of the participant's average monthly compensation over the lesser of 1.25 times the monthly average (without indexing) of the social security wage bases for the 35-year period ending with the year the participant attains social security retirement age, or the monthly average of the social security wage base in effect for the year that the participant retires. The participant's most highly compensated consecutive 36 months of service are considered. The SERP benefit is calculated using

all years of service (a participant's service did not freeze when the Formula Benefit described above was frozen.) The SERP benefit is reduced by the amount of the participant's qualified pension benefit. The SERP benefit is paid in a lump sum (minus applicable withholding for taxes). A participant in the SERP will vest upon death, disability, or retirement (age 55 with at least five years of service at separation).

Compensation for purposes of the Pension Plan, Excess Pension Plan, and SERP includes salary and bonus. No extra years of credited service have been granted to any of our NEOs.

Nonqualified Deferred Compensation

The following table describes contributions by Valero and each named executive officer under our nonqualified defined contribution and other deferred compensation plans during 2022. The table also presents each named executive officer's earnings, withdrawals (if any), and year-end balances in these plans.

		Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings (loss) in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Joseph W. Gorder	Excess Thrift Plan	—	104,650	—	—	2,415,069
Jason W. Fraser	Excess Thrift Plan	—	39,900	—	—	246,186
R. Lane Riggs	Excess Thrift Plan	—	49,700	—	—	732,228
	UDS Nonqualified 401(k) Plan (2)	—	—	(7,482)	—	45,021
Gary K. Simmons	Excess Thrift Plan	—	29,400	—	—	540,038
	UDS Nonqualified 401(k) Plan (2)	—	—	(44,201)	—	136,202
Cheryl L. Thomas	Excess Thrift Plan	—	26,950	—	—	440,120
	UDS Nonqualified 401(k) Plan (2)	—	—	(22,078)	—	146,205

Footnotes to Nonqualified Deferred Compensation table:

(1) All of the amounts included in this column are also included within the amounts reported as "All Other Compensation" for 2022 in the Summary Compensation Table.

(2) Valero assumed the UDS Nonqualified 401(k) Plan when Valero acquired UDS in 2001. This plan is frozen.

(3) There were no earnings for our NEOs in 2022 in our nonqualified defined contribution and other deferred compensation plans that were preferential or above market under SEC rules and therefore no such amounts are included in the Summary Compensation Table. The aggregate UDS Nonqualified 401(k) Plan balances as of December 31, 2022, compared to December 31, 2021, declined by $7,482 for Mr. Riggs, $44,201 for Mr. Simmons, and $22,078 for Ms. Thomas.

(4) Amounts reported in this column for each named executive officer include registrant contributions previously reported in our Summary Compensation Table in previous years when earned if that officer's compensation was required to be disclosed in a previous year.

Our Deferred Compensation Plan and Excess Thrift Plan are described in "Compensation Discussion and Analysis—Elements of Executive Compensation—Post-Employment Benefits." The following terms also apply to these plans.

Under the DC Plan, participants may elect when and over what period of time their deferrals will be distributed based on plan provisions. Participants may elect to have their accounts distributed in a lump sum on a specified date, at least three years after the year of the deferral election. Participants may, at the time of their deferral elections, choose to have their accounts distributed as soon as reasonably practical following retirement or other termination, or on the first day of January following the date of retirement or termination. Participants may also elect to have their accounts distributed in one lump-sum payment or in two- to 15-year installments upon retirement or in one lump-sum payment or five-year installments upon other termination. Upon a participant's death, the participant's beneficiary will receive the participant's DC Plan balance in one lump-sum payment within 90 days following

the participant's death. Upon a change of control of Valero, all DC Plan accounts are immediately vested in full, and distributions are thereafter made in accordance with the plan's normal distribution provisions. None of our named executive officers participated in the DC Plan in 2022.

The Excess Thrift Plan provides benefits to participants of our qualified thrift plan whose accounts would not otherwise be credited with company matching contributions due to certain IRS limits on contributions and/or compensation. The Excess Thrift Plan is neither a qualified plan for federal tax purposes nor a funded plan subject to ERISA. The Excess Thrift Plan is: (i) an "excess benefit plan" as defined under Section 3(36) of ERISA; and (ii) a plan that is unfunded and maintained primarily for the purpose of providing benefits for a select group of management or highly compensated employees.

The UDS Nonqualified 401(k) Plan offered benefits and had terms and conditions much like those of the Valero Excess Thrift Plan. The UDS plan has been frozen to any new participation since March 31, 2002.

Potential Payments Upon Termination or Change of Control

CHANGE OF CONTROL SEVERANCE AGREEMENTS

Our executive officers have change of control severance agreements with Valero. The agreements seek to assure the continued availability of the officers in the event of a change of control of Valero. When a change of control occurs, the agreements become operative for a fixed three-year period. The agreements provide that the officers' terms of employment will not be changed materially during the three years following a change of control. Each agreement subjects the officer to certain obligations of confidentiality, both during the term and after termination, for information relating to Valero that the officer acquired during his or her employment. The footnotes to the tables that accompany these disclosures further describe the terms and conditions of the agreements.

When determining the amounts and benefits payable under the agreements, the Human Resources and Compensation Committee and Valero sought to secure compensation that is competitive in our market to recruit and retain executive talent. Consideration was given to the principal economic terms found in change of control severance agreements of other publicly traded companies.

POLICY FEATURES

Our Board has adopted a policy regarding the vesting of performance shares in a change-of-control context. The policy provides that performance shares will not vest automatically upon the date of a change of control of Valero. Instead, the performance share agreements contain a double trigger feature, so that accelerated vesting of performance shares will not occur until the officer's employment is terminated following a change of control. At that time, any unvested performance shares held by the officer will vest on a partial, pro rata basis, commensurate with the officer's months of service during the applicable performance period.

Our change of control severance agreements do not contain tax gross-up benefits. In 2013, all agreements in effect at that time were amended to eliminate the gross-up benefit that formerly entitled the officers to receive a payment to make them whole for any excise tax on excess parachute payments imposed under Section 4999 of the Internal Revenue Code. Valero has adopted a policy that this benefit may not be included in any future change of control agreements.

TERMS AND CONDITIONS

For purposes of the agreements, "change of control" means any of the following (subject to additional particulars as stated in the agreements):

- acquisition by an individual, entity, or group of beneficial ownership of 20 percent or more of our outstanding Common Stock;
- ouster from the Board of a majority of the incumbent directors;
- consummation of a business combination (e.g., merger, share exchange).

In the agreements, "cause" is defined to mean, generally, the willful and continued failure of the officer to perform substantially the officer's duties or illegal or gross misconduct by the officer that is materially and demonstrably injurious to Valero. "Good reason" is defined to mean, generally:

- a diminution in the executive officer's position, authority, duties and responsibilities;
- relocation of the executive (or increased travel requirements); or
- failure of Valero's successor to assume and perform under the agreement.

The following tables disclose potential payments (calculated per SEC regulations) to our named executive officers in connection with a change of control of Valero. If an officer's employment is terminated for "cause," the officer will not receive any benefits or compensation other than accrued salary or vacation pay that was unpaid as of the date of termination; therefore, there is no presentation of termination for "cause" in the following tables. Values in the tables assume that a change of control occurred on December 31, 2022, and that the officer's employment was terminated on that date.

Mr. Gorder has a grandfathered form of agreement that was entered into in 2007. The form of agreement for Mr. Fraser, Mr. Riggs, Mr. Simmons, and Ms. Thomas (entered into in 2016 and thereafter) represents the current form of agreement approved by our Human Resources and Compensation Committee. The current form of agreement requires termination of employment following a change of control (double trigger) for accelerated vesting of stock options and restricted stock (the grandfathered agreement for Mr. Gorder permits accelerated vesting of stock options and restricted stock upon occurrence of the change of control). All forms of agreement for our NEOs require a double trigger for the acceleration of performance shares. Other differences in benefits payable under the grandfathered agreement and our current form of agreement are described in the footnotes to the following table.

Potential Payments Under Change of Control Severance Agreements

A. Termination of Employment (i) by the Company other than for "Cause" or (ii) by the Executive for "Good Reason" (1) ($)

Component of Payment	Gorder	Fraser	Riggs	Simmons	Thomas
Salary (2)	5,400,000	1,750,000	2,030,000	1,450,000	1,380,000
Bonus (2)	17,280,000	1,750,000	2,233,000	1,450,000	1,104,000
Pension, Excess Pension, and SERP	7,819,090	—	—	—	—
Contributions under Defined Contribution Plans	378,000	—	—	—	—
Health & Welfare Benefits (3)	287,547	61,014	64,350	64,160	52,198
Outplacement Services	25,000	25,000	25,000	25,000	25,000
Accelerated Vesting of Restricted Stock (4)	11,232,946	5,624,846	7,359,149	2,286,017	1,493,269
Accelerated Vesting of Performance Shares (5)	5,148,106	1,588,795	2,080,123	1,050,908	697,857

B. Continued Employment Following Change of Control (6) ($)

Component of Payment	Gorder	Fraser	Riggs	Simmons	Thomas
Salary, Bonus, Pension, Excess Pension, SERP, Contributions under Defined Contribution Plans, Health & Welfare Benefits	(6)	(6)	(6)	(6)	(6)
Accelerated Vesting of Restricted Stock (4)	11,232,946	—	—	—	—

Footnotes for Potential Payments Under Change of Control Severance Agreements tables:

(1) If the officer's employment is terminated by the company other than for "cause," or if the officer terminates his or her employment for "good reason," the officer is generally entitled to receive the following:

    (a) a lump sum cash payment equal to the sum of:

        (i) accrued and unpaid compensation through the date of termination, including a pro-rata annual bonus (for this table, we assumed that the officer's bonus for the year of termination was paid at year-end);

        (ii) two times (three times for Mr. Gorder due to his grandfathered form of agreement that was entered into in 2007) the sum of (A) the officer's annual base salary plus (B) the officer's eligible bonus amount;

        (iii) for Mr. Gorder, the actuarial present value of the pension benefits (qualified and nonqualified) he would have received for an additional three years of service due to his grandfathered form of agreement that was entered into in 2007 (Mr. Fraser, Mr. Riggs, Mr. Simmons, and Ms. Thomas do not participate in this element of compensation); and

        (iv) for Mr. Gorder, the equivalent of three years of employer contributions under Valero's tax-qualified and supplemental defined contribution plans due to his grandfathered form of agreement that was entered into in 2007 (Mr. Fraser, Mr. Riggs, Mr. Simmons, and Ms. Thomas do not participate in this element of compensation);

    (b) continued health and welfare benefits for two years (three years for Mr. Gorder due to his grandfathered form of agreement that was entered into in 2007); and

Footnotes for Potential Payments Under Change of Control Severance Agreements tables (con't.):

(c)   up to $25,000 of outplacement services.

If employment is terminated by reason of death or disability, the officer's estate will be entitled to receive a lump sum cash payment equal to any accrued and unpaid salary and vacation pay plus a prorated bonus amount earned per the terms of the agreement. In the case of disability, the officer would be entitled to disability and related benefits at least as favorable as those provided by Valero under its programs during the 120 days prior to the officer's termination of employment.

If the officer voluntarily terminates employment other than for "good reason," he or she will be entitled to a lump sum cash payment equal to any accrued and unpaid salary and vacation pay plus a prorated bonus amount earned per the terms of the agreement. See also "Long-Term Incentive Awards," "Post-Employment Benefits" and "Accounting and Tax Treatment" under Compensation Discussion and Analysis, and "Post-Employment Compensation," "Nonqualified Deferred Compensation," and "Outstanding Equity Awards at December 31, 2022."

(2)   We assumed each officer's compensation at the time of the triggering event to be as stated below. The listed salary is the executive officer's rate of pay as of December 31, 2022. The listed bonus amount for Mr. Gorder represents the highest bonus earned by him in any of fiscal years 2020, 2021, or 2022 (the three years prior to the assumed change of control). The listed bonus amounts for Mr. Fraser, Mr. Riggs, Mr. Simmons, and Ms. Thomas represent the target bonus in effect prior to the assumed change of control.

Name	Salary	Bonus
Joseph W. Gorder	1,800,000	5,760,000
Jason W. Fraser	875,000	875,000
R. Lane Riggs	1,015,000	1,116,500
Gary K. Simmons	725,000	725,000
Cheryl L. Thomas	690,000	552,000

(3)   The executive is entitled to health and welfare benefits for two years (three years for Mr. Gorder) following the date of termination.

(4)   For Mr. Gorder, upon a change of control of Valero, the vesting periods on outstanding stock options and shares of restricted stock are automatically accelerated to the date of the change of control. For Mr. Fraser, Mr. Riggs, Mr. Simmons, and Ms. Thomas, the vesting periods on outstanding stock options and shares of restricted stock are accelerated following a change of control only upon the executive's termination of employment (double trigger) so long as the termination is (i) other than for cause, in the case of involuntary termination, or (ii) for "good reason," in the case of voluntary termination.

There are no values presented in the foregoing tables for accelerated vesting of stock options because all of the stock options held by our NEOs are fully vested.

For shares of restricted stock, the amounts stated in the table represent the product of (a) the number of shares for which vesting is accelerated, and (b) $126.86 (the closing price of our Common Stock on the NYSE on December 30, 2022, which was the last NYSE trading day in 2022).

(5)   Outstanding performance shares do not vest automatically upon a change of control of Valero. Instead, accelerated vesting of performance shares occurs when the executive's employment with Valero is terminated following a change of control (double trigger). In that event, the unvested performance shares held by the officer will vest on a partial, pro rata basis on the date of the officer's termination of employment. The amounts disclosed in the table assume that a change of control occurred December 31, 2022.

For outstanding performance shares awarded, the amount included in the table represents, where applicable, a pro rata payout of common shares based upon the officer's months of service during any shortened performance period ending December 31, 2022 (pro rata shares times $126.86, the closing price of our Common Stock on the NYSE on December 30, 2022, which was the last NYSE trading day in 2022), assuming a payout at 100%.

(6)   The agreements provide for a three-year term of employment following a change of control, and generally provide that the officer will continue to enjoy compensation and benefits per the terms in effect prior to the change of control. In addition, for Mr. Gorder, all outstanding stock options and shares of restricted stock will vest on the date of the change of control (see footnote (4) above).

DIRECTOR COMPENSATION

This table summarizes compensation earned by our directors in 2022.

	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Fred M. Diaz	130,000	200,076	330,076
H. Paulett Eberhart	130,000	200,076	330,076
Marie A. Ffolkes	32,500	133,402	165,902
Joseph W. Gorder (2)	—	—	—
Kimberly S. Greene	155,000	200,076	355,076
Deborah P. Majoras	155,000	200,076	355,076
Eric D. Mullins	130,000	200,076	330,076
Donald L. Nickles	130,000	200,076	330,076
Philip J. Pfeiffer	130,000	200,076	330,076
Robert A. Profusek	165,000	200,076	365,076
Stephen M. Waters (retired at the 2022 annual meeting)	65,000	—	65,000
Randall J. Weisenburger	155,000	200,076	355,076
Rayford Wilkins, Jr.	155,000	200,076	355,076

Footnotes to Director Compensation table:

(1) The amounts shown represent the grant date fair value of stock unit awards granted in 2022, calculated in compliance with FASB ASC Topic 718. In 2022, each non-employee director who was re-elected at our annual stockholders meeting held on April 28, 2022, received an equity grant in the form of stock units (described below) valued at $200,000 calculated pursuant to FASB ASC Topic 718. In addition, Ms. Ffolkes received a pro-rata grant of stock units upon her initial election to the Board on October 28, 2022. Additional information about the components of our stock-based compensation programs is set forth in Note 13 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022. Valero did not grant stock options to any director in 2022.

The following table presents for each non-employee director the number of outstanding stock units as of December 31, 2022. There are no outstanding stock options (vested or unvested) held by any of our non-employee directors.

Name	Outstanding Stock Units
Fred M. Diaz	1,944
H. Paulett Eberhart	4,993
Marie A. Ffolkes	1,047
Kimberly S. Greene	4,993
Deborah P. Majoras	4,993
Eric D. Mullins	4,993
Donald L. Nickles	4,993
Philip J. Pfeiffer	4,993
Robert A. Profusek	4,993
Stephen M. Waters	3,049*
Randall J. Weisenburger	4,993
Rayford Wilkins, Jr.	4,993

* These stock units vested at the 2022 annual meeting (when Mr. Waters retired), subject to a one-year holding period.

(2) Mr. Gorder did not receive any compensation as a director of Valero in 2022. His compensation for service as an executive officer in 2022 is presented in this proxy statement in the compensation tables for our named executive officers. Directors who are employees of Valero do not receive compensation for serving as directors.

Our non-employee directors earn an annual cash retainer of $130,000. Valero pays an annual retainer in lieu of separate meeting fees. In addition to the retainer, in 2022 directors who chaired the Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and Sustainability and Public Policy Committee earned an additional $25,000 cash payment for their service as chair, and Mr. Profusek earned an additional $35,000 cash payment for his service as Lead Director. Directors are reimbursed for expenses of meeting attendance, if any. No director received perquisites or personal benefits in 2022 having a total value of $10,000 or more.

In addition to annual cash payments, in 2022 each non-employee director who was re-elected on the date of our 2022 annual meeting of stockholders received an equity grant in the form of stock units (described below) valued at $200,000 (calculated pursuant to FASB ASC Topic 718). In addition, Ms. Ffolkes received a pro-rata grant of stock units upon her initial election to the Board on October 28, 2022. These grants are made in whole shares, with fractional share amounts rounded up, which in 2022 resulted in grants with a value slightly above the $200,000 level (as pro-rated in the case of Ms. Ffolkes). Grants of equity awards supplement the cash compensation paid to our non-employee directors and serve to increase our directors' identification with the interests of our stockholders through ownership of Common Stock. Non-employee directors are expected to hold shares of Common Stock having a value equal to five times the annual cash retainer and have five years from the date of their initial election to the Board to meet that guideline.

Each stock unit represents the right to receive one share of Valero Common Stock, and is scheduled to vest (become nonforfeitable) in full on the date of Valero's next annual meeting of stockholders for the election of directors (or one year from the grant date in the case of Ms. Ffolkes's pro-rata grant upon her initial election to the Board). Directors may elect to defer receipt of the shares of Common Stock for an additional one year following the vesting date of the stock units, although we have historically not permitted such deferral with respect to a grant upon a director's initial election to the Board. The stock unit award includes a dividend equivalent award, representing the right to receive, on the vesting date (or, if applicable, the deferral period expiration date) of the stock unit award, a payment in cash in an amount equal to the cumulative amount of dividends paid to holders of Common Stock during the period when the stock unit remained outstanding prior to vesting (or, if applicable, the deferral period expiration date), calculated as if each stock unit held by the director was an outstanding share of Common Stock. Effective on the vesting of a director's stock units (or, if applicable, the deferral period expiration date), the director may elect to receive either 22% or 37% of the fair market value of the aggregate number of shares of Common Stock to be delivered on such date in cash, with the remainder paid in shares of Common Stock.

The Board previously approved a limitation on the amount of equity compensation that may be paid to our non-employee directors in any year. As provided in our 2020 OSIP, a non-employee director may not receive in any calendar year awards payable in shares of Common Stock that have a fair market value greater than $500,000 in the aggregate. We selected $500,000 as the amount of the limitation because we believe that it places a meaningful limit on awards to our non-employee directors. While the amount of equity compensation awarded to our non-employee directors in recent years has been considerably lower than this limit, we believe that setting a limitation at this level provides us with a reasonable degree of flexibility to make adjustments that we may in the future deem appropriate or necessary for our compensation program to remain competitive in the market.

The Human Resources and Compensation Committee reviews our director compensation program at least annually with assistance and input from the compensation consultant. The annual review includes an assessment of the director compensation programs of our peers and of industry trends and developments. *On September 14, 2022, following our Human Resources and Compensation Committee's review of our non-employee director compensation program and the programs of our peers, our Human Resources and Compensation Committee determined that no changes were warranted at such time to our non-employee director compensation program. Non-employee directors are not paid extra for sitting on multiple Valero Board committees.*

PAY RATIO DISCLOSURE

The median of the annual total compensation of all employees of Valero for 2022, except our CEO, was $209,277, and the annual total compensation of our CEO, Mr. Gorder, for 2022 was $20,145,093 (as disclosed in the Summary Compensation Table). As a result, our CEO's 2022 annual total compensation was 96 times that of the median annual total compensation of all employees of Valero.

To determine the median of the annual total compensation of all employees, we first identified the median employee using the sum of base pay, additional earnings, annual bonus, and the grant date fair value of long-term incentive awards. Once the median employee was identified, we then determined the median employee's annual total compensation as of December 31, 2022 using the Summary Compensation Table methodology set out in Item 402(c)(2)(x) of SEC Regulation S-K. In determining our pay ratio for 2022, we referred to the same employee who was identified as our median employee for 2021. We determined that there have been no changes to our employee population or employee compensation arrangements in 2022 that we believe would significantly impact our pay ratio disclosure and thus require identification of a new median employee.

The pay ratio is based on a December 31, 2021, employee total population (U.S. and non-U.S.) of approximately 9,813 employees. To determine the median employee for purposes of this disclosure, following the *de minimis* exemption under Item 402(u)(4)(ii) of Regulation S-K, we excluded all of our employees in Peru (117 employees) and all of our employees in Mexico (42 employees); the excluded employees represented less than 5% of our total employees. We did not exclude any employees under the data privacy exemption of Item 402(u)(4)(i).

Our pay ratio in any given year can increase or decrease due to a number of variables that make this calculation inherently subject to volatility and limit the ability to draw clear trends therefrom. These variables include, among others, the need to use a different median employee at least once every three years under SEC rules, changes in pension value, which can increase or decrease significantly from year-to-year due to the actuarial assumptions used in a given year (primarily the discount rates used to determine the present value of accumulated benefits) and may affect the median employee and the CEO differently depending on plan eligibility and age, and fluctuations in stock price or company performance which have a larger effect on CEO compensation.

	Median Employee to CEO Pay Ratio	
	Median Employee ($)	CEO ($)
Salary	152,039	1,800,000
Stock Awards	—	12,363,244
Non-Equity Incentive Plan Compensation	18,245	5,760,000
Change in Pension Value and Nonqualified Deferred Compensation Earnings (1)	—	—
All Other Compensation	38,993	221,849
Total Compensation	209,277	20,145,093
Median Employee to CEO Pay Ratio	1:96	

(1) This column represents the sum of the change in pension value and nonqualified deferred compensation earnings, as applicable. Due to increases in interest rates during 2022, the change in pension value and nonqualified deferred compensation earnings for Mr. Gorder and our median-employee were each negative: $(4,238,447) for Mr. Gorder, and $(14,493) for the median employee.

SEC PAY VERSUS PERFORMANCE

In accordance with rules adopted by the SEC in 2022 pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following disclosure regarding executive compensation for Valero's principal executive officer ("PEO") and Non-PEO NEOs and company performance for the fiscal years listed below. These SEC rules require new disclosures and calculations with respect to executive compensation metrics (such as "compensation actually paid") and company performance measures that are separate and different from the disclosures and calculations required by the SEC in other areas of this proxy statement, including the Summary Compensation Table and the "Compensation Discussion and Analysis" section above. The Human Resources and Compensation Committee did not consider the pay versus performance disclosure or calculations reflected below in making its compensation decisions for any of the years shown.

| | | | | | Value of Initial Fixed $100 Investment Based On:[4] | | | |
| Year | Summary Compensation Table Total for Joseph W. Gorder[1] ($) | Compensation Actually Paid to Joseph W. Gorder[1,2,3] ($) | Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) | Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($) | TSR ($) | Peer Group TSR ($) | Net Income (loss) ($MM)[5] | Adjusted EPS (loss)[5] |
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	20,145,093	35,823,343	5,814,701	10,262,307	158.16	174.61	11,528	29.16
2021	22,691,886	26,024,576	8,393,358	7,384,101	90.37	99.85	930	2.81
2020	19,930,640	10,111,711	6,047,117	3,507,113	64.4	61.45	(1,421)	(3.12)

Footnotes to SEC Pay vs. Performance table:

(1) Joseph W. Gorder was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022
Jason W. Fraser	Jason W. Fraser	Jason W. Fraser
R. Lane Riggs	R. Lane Riggs	R. Lane Riggs
Gary K. Simmons	Gary K. Simmons	Gary K. Simmons
Cheryl L. Thomas	Cheryl L. Thomas	Cheryl L. Thomas
Donna M. Titzman		

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the PEO or other NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments in accordance with Item 402(v) of Regulation S-K as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718 and Item 402(v) of Regulation S-K. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table. Amounts in the Exclusion of Change in Pension Value column reflect the amounts attributable to the Change in Pension Value reported in the Summary Compensation Table. Amounts in the Inclusion of Pension Service Cost are based on the service cost for services rendered during the listed year.

Year	Summary Compensation Table Total for Joseph W. Gorder ($)	Exclusion of Change in Pension Value for Joseph W. Gorder ($)	Exclusion of Stock Awards for Joseph W. Gorder ($)	Inclusion of Pension Service Cost for Joseph W. Gorder ($)	Inclusion of Equity Values for Joseph W. Gorder ($)	Compensation Actually Paid to Joseph W. Gorder ($)
2022	20,145,093	—	(12,363,244)	2,036,000	26,005,494	35,823,343
2021	22,691,886	(2,030,418)	(13,360,052)	2,118,000	16,605,160	26,024,576
2020	19,930,640	(5,896,732)	(8,985,826)	1,676,000	3,387,629	10,111,711

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	5,814,701	—	(3,235,371)	503,500	7,179,477	10,262,307
2021	8,393,358	(2,372,413)	(3,684,054)	491,750	4,555,460	7,384,101
2020	6,047,117	(1,304,203)	(2,336,728)	458,800	642,127	3,507,113

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Joseph W. Gorder ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Joseph W. Gorder ($)	Vesting-Date Fair Value of Equity Awards Granted/Vested During Year for Joseph W. Gorder ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Joseph W. Gorder ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Joseph W. Gorder ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Joseph W. Gorder ($)	Total - Inclusion of Equity Values for Joseph W. Gorder ($)
2022	17,787,513	4,003,713	2,181,795	1,657,391	—	375,082	26,005,494
2021	10,553,989	2,098,667	2,617,719	941,140	—	393,645	16,605,160
2020	6,820,535	(3,183,778)	1,939,452	(2,556,287)	—	367,707	3,387,629

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted/Vested During Year Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	4,813,701	1,320,949	421,582	480,136	—	143,109	7,179,477
2021	3,177,355	495,897	469,416	259,934	—	152,858	4,555,460
2020	1,493,115	(500,958)	419,597	(622,691)	(256,077)	109,141	642,127

(4) The Peer Group TSR set forth in this table utilizes a custom group of peer companies, which we also utilize in the stock performance graph required by Item 201(e) of SEC Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in Valero and in the custom group of peer companies used in our performance graph, respectively. Historical stock performance is not necessarily indicative of future stock performance. Our selected peer group comprises the following ten members: ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund; EOG Resources, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; and Phillips 66. The returns of each component issuer of the group have been weighted according to their stock market capitalization at the beginning of each period. The Energy Select Sector SPDR Fund (XLE) serves as a proxy for stock price performance of the energy sector and includes energy companies with which we compete for capital. We believe that our peer group represents a group of companies for making head-to-head performance comparisons in a competitive operating environment that is primarily characterized by U.S.-based companies that have business models predominantly consisting of downstream refining operations, together with similarly sized energy companies that share operating similarities to us, and that are in adjacent segments of the oil and gas industry.

(5) Net income represents net income attributable to Valero stockholders. We determined Adjusted EPS to be the most important financial performance measure used to link company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2022. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years. Adjusted EPS is a non-GAAP financial measure. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" elsewhere in this proxy statement for adjustments and a description of how Adjusted EPS is calculated from our audited financial statements. Adjustments for 2021 and 2020 amounts and a description of how such amounts are calculated from our audited financial statements can be found in the "Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Bonus" sections of our proxy statements filed with the SEC on March 17, 2022, and March 18, 2021, respectively.

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Valero TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and Valero's cumulative TSR over the three most recently completed fiscal years.



PEO and Average Other NEO Compensation Actually Paid Versus Valero Energy Corporation TSR

Legend:
- Joseph W. Gorder Compensation Actually Paid
- Average Other NEO Compensation Actually Paid
- Valero Energy Corporation TSR

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and our Net Income during the three most recently completed fiscal years.



PEO and Average NEO Compensation Actually Paid Versus Valero Energy Corporation Net Income

Joseph W. Gorder Compensation Actually Paid

Average Other NEO Compensation Actually Paid

Valero Energy Corporation Net Income

Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that Valero considers to have been the most important in linking Compensation Actually Paid to our PEO and other NEOs for 2022 to company performance. The measures in this table are not ranked.

Financial Performance Measures
Adjusted EPS
Relative TSR

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Adjusted EPS

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and our Adjusted EPS during the three most recently completed fiscal years.



**PEO and Average Other NEO Compensation Actually Paid
Versus Valero Energy Corporation Adjusted EPS**

Legend:
- Joseph W. Gorder Compensation Actually Paid
- Average Other NEO Compensation Actually Paid
- Adjusted EPS

Description of Relationship Between Company TSR and Peer Group TSR

The following chart compares our cumulative TSR over the three most recently completed fiscal years to that of an index of peers (that we selected) over the same period.



**Comparison of Cumulative TSR of Valero Energy Corporation
and an Index of Peers (FYE 2019 = $100)**

Legend:
- Valero Energy Corporation TSR
- Peer Group TSR

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review

Our Board adopted a Related Party Transactions Policy to establish procedures for the notification, review, approval, ratification, and disclosure of related-party transactions. Under the policy, a related-party transaction is a transaction, arrangement, or relationship in which (i) Valero (including any of its subsidiaries) was, is or will be a participant, (ii) the amount involved exceeds $120,000, and (iii) any "related person" had, has or will have a direct or indirect material interest. Under the policy, a related person means, generally, any person who would be deemed to be a "related person" as defined in Item 404 of Regulation S-K. Under the policy, a related-party transaction must be submitted to the Board's Nominating and Corporate Governance Committee for review and approval. The policy is available on our website at www.valero.com > Investors > ESG > Governance Documents > Governance Policies.

We also have a Conflicts of Interest Policy to address instances in which an employee's or director's private interests may conflict with the interests of Valero. The policy is published on our intranet website. We have a Conflicts of Interest Committee (composed of Valero employees) to help administer our Conflicts of Interest Policy and to determine whether any employee's or director's private interests may interfere with the interests of Valero. Conflicts of interest are also addressed in our *Code of Business Conduct and Ethics*. Any waiver of any provision of this code for executive officers or directors may be made only by the Board.

Transactions with Related Persons

One of our named executive officers is related to two persons employed by subsidiaries of Valero (such employees are each hereafter referred to as a "Related Person").

Ms. Thomas, our Senior Vice President and Chief Technology Officer, has a daughter, Heather Sitka, who is employed by a subsidiary of Valero in the human resources department. Ms. Sitka's total compensation for 2022 (consisting of base salary, annual bonus, a restricted stock award, Valero-provided dollars for the purchase of wellness benefits, company match to Thrift Plan account, and other customary benefits and compensation) was approximately $208,987.

Ms. Thomas also has a son, Christopher Thomas, who is employed by a subsidiary of Valero in the wholesale marketing department. Mr. Thomas's total compensation for 2022 (consisting of base salary, annual bonus, Valero-provided dollars for the purchase of wellness benefits, company match to Thrift Plan account, and other customary benefits and compensation) was approximately $126,382.

Ms. Thomas (i) does not share the same household with either Related Person, (ii) did not participate in the hiring of either Related Person, (iii) did not and does not supervise either Related Person, and (iv) has not participated, and is not expected in the future to participate, in performance evaluations or compensation decisions regarding either Related Person. We believe that each Related Person's compensation and benefits are commensurate with that person's qualifications, experience, and responsibilities and are comparable to the compensation and benefits currently paid to other employees in such Related Person's position at Valero with similar qualifications, experience, and responsibilities.

Pursuant to our Related Party Transactions Policy, the Nominating and Corporate Governance Committee has (i) reviewed all material information regarding each Related Person's employment relationship with us, (ii) determined that each such employment relationship is not inconsistent with the best interests of Valero, and (iii) approved and ratified our prior and continued employment of each Related Person.

PROPOSAL NO. 2—Ratify appointment of KPMG LLP as independent auditor

(ITEM 2 ON THE PROXY CARD)

 ***The Board recommends that the stockholders vote "FOR" this proposal***

The Audit Committee determined on February 23, 2023, to engage KPMG LLP ("KPMG") as Valero's independent registered public accounting firm for the fiscal year ending December 31, 2023. KPMG has served as Valero's independent registered public accounting firm since 2004.

The Audit Committee is directly responsible for the appointment, compensation determination, retention, and oversight of the independent auditor retained to audit Valero's financial statements. The Audit Committee is responsible for the audit fee negotiations and fee approval associated with Valero's retention of the independent auditing firm.

The Audit Committee annually reviews and evaluates the qualifications, performance, and independence of Valero's independent auditing firm, and reviews and evaluates the lead partner of the independent auditor team. In conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee is involved in the selection of the audit firm's new lead engagement partner. To monitor auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditing firm.

The members of the Audit Committee and the Board believe that the continued retention of KPMG to serve as Valero's independent registered public accounting firm for the fiscal year ending December 31, 2023, is in the best interests of Valero and its stockholders. Accordingly, the Board requests stockholder approval of the following resolution:

> **"RESOLVED**, that the appointment of the firm of KPMG LLP as Valero's independent registered public accounting firm for the purpose of conducting an audit of the consolidated financial statements and the effectiveness of internal control over financial reporting of Valero and its subsidiaries for the fiscal year ending December 31, 2023, is hereby approved and ratified."

KPMG Annual Meeting Attendance. Representatives of KPMG are expected to be present at the Annual Meeting to respond to appropriate questions raised at the Annual Meeting or make appropriate statements at the Annual Meeting.

Voting Standard. The affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote is required for adoption of this proposal. If the appointment is not approved, the adverse vote will be considered as an indication to the Audit Committee that it should select another independent registered public accounting firm for the following year. Because of the difficulty and expense of making any substitution of public accountants so long after the beginning of the current year, it is contemplated that the appointment for 2023 will be permitted to stand unless the Audit Committee finds other good reason for making a change.

KPMG LLP FEES

The following table presents fees for services provided to us by KPMG for the years shown ($ in millions).

	2022	2021
Audit Fees (1)	8.2	8.7
Audit-Related Fees (2)	0.4	0.5
Tax Fees (3)	0.3	0.6
All Other Fees (4)	—	—
total	8.9	9.8

Notes:

(1) Represents fees for professional services rendered for the audit of the annual financial statements included in Valero's annual reports on Form 10-K, review of Valero's interim financial statements included in Valero's Forms 10-Q, the audit of the effectiveness of Valero's internal control over financial reporting, and services that are normally provided by the principal auditor (e.g., comfort letters, statutory audits, attest services, consents, and assistance with and review of documents filed with the SEC).

(2) Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of Valero's financial statements and not reported under the caption for Audit Fees. The fees listed above are related primarily to the audit of Valero's benefit plans and other statutory/regulatory audits.

(3) Represents fees for professional services rendered by KPMG for tax compliance and tax consulting services. For 2022 and 2021, the fees relate primarily to property tax consulting and compliance services.

(4) Category represents fees for professional services, if any, other than the services reported under the preceding captions.

Audit Committee Pre-Approval Policy

The Audit Committee adopted a pre-approval policy to address the pre-approval of certain services rendered to Valero by its independent auditor. The text of that policy appears in Exhibit 99.01 to Valero's Annual Report on Form 10-K for the year ended December 31, 2022.

All of the services rendered by KPMG to Valero for 2022 were pre-approved specifically by the Audit Committee or pursuant to our pre-approval policy. None of the services provided by KPMG were approved by the Audit Committee under the pre-approval waiver provisions of paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

REPORT OF THE AUDIT COMMITTEE FOR FISCAL YEAR 2022

Management is responsible for Valero's internal control over its financial reporting process. KPMG, Valero's independent registered public accounting firm for the fiscal year ended December 31, 2022, is responsible for performing an independent audit of Valero's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"), and an audit of the effectiveness of Valero's internal control over financial reporting in accordance with the standards of the PCAOB, and to issue KPMG's reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee approves the selection and appointment of Valero's independent registered public accounting firm and recommends the ratification of its selection and appointment to our Board.

The Audit Committee has reviewed and discussed Valero's audited financial statements with management and KPMG. The committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee has received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with KPMG that firm's independence.

Based on the foregoing review, discussions, and other matters the Audit Committee determined to be relevant and appropriate, the Audit Committee recommended to the Board that the audited financial statements of Valero be included in its Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

Audit Committee:

Randall J. Weisenburger, Chair
H. Paulett Eberhart
Eric D. Mullins

The material in this Report of the Audit Committee is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any of Valero's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, respectively, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

PROPOSAL NO. 3—Advisory vote to approve compensation of named executive officers

(ITEM 3 ON THE PROXY CARD)

 ***The Board recommends that the stockholders vote "FOR" this proposal***

Our Board and our stockholders have determined to hold an advisory vote on executive compensation ("say-on-pay"), as required pursuant to Section 14A of the Exchange Act, every year. Accordingly, we are asking stockholders to vote to approve the 2022 compensation of our named executive officers as such compensation is disclosed pursuant to Item 402 of the SEC's Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and other narrative compensation disclosures required by Item 402. This proxy statement contains all of these required disclosures.

We request the stockholders to approve the following resolution:

> **"RESOLVED,** that the compensation paid to Valero's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved."

Proxies and Voting Standard. Proxies will be voted for approval of the proposal unless otherwise specified. Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal. Because the vote on this proposal is advisory, it will not affect compensation already paid or awarded to any named executive officer and will not be binding on Valero, the Board, or the Human Resources and Compensation Committee. The Board and the Human Resources and Compensation Committee, however, will review the voting results and take into account the outcome in determining future annual compensation for the named executive officers.

***2022 Robust Say-On-Pay Engagement and Response.** For a discussion of our engagement efforts and the enhancements we made to our executive compensation program following the results of our 2022 say-on-pay vote, please see the "2022 Robust Say-On-Pay Engagement and Response" caption under the "Compensation Discussion and Analysis" section above.*

PROPOSAL NO. 4—Advisory vote to recommend the frequency of stockholder advisory votes on compensation of named executive officers

(ITEM 4 ON THE PROXY CARD)

 ***The Board recommends that the stockholders vote for the stockholder advisory vote on executive compensation to occur "EVERY YEAR"***

The SEC requires companies, not less frequently than once every six calendar years, to provide for a separate stockholder advisory vote to determine whether the stockholder advisory vote on executive compensation (as described in Proposal No. 3 above, "say-on-pay") should occur every year, every two years, or every three years. We last presented this proposal at our 2017 annual meeting of stockholders. We are therefore re-presenting this proposal at this year's Annual Meeting to give stockholders the opportunity to express their preferred frequency for an advisory vote on executive compensation. We have held a stockholder advisory vote on executive compensation every year since 2011. We continue to believe that say-on-pay votes should be conducted every year so that our stockholders may express their views on our executive compensation program annually.

Therefore, the Board recommends that the stockholders vote for the stockholder advisory vote on executive compensation to occur "Every Year."

When voting on this proposal, you may make your choice among every year, every two years, every three years, or abstain, by marking the box on your proxy card or that corresponds to your choice.

Proxies and Voting Standard. Any uninstructed proxy cards will be voted in accordance with the Board's recommendation (i.e., for an "every-year" frequency) unless otherwise specified. You are not voting to approve or disapprove the Board's recommendation, but you are being asked to recommend to the Board your preference from among the choices stated above on the frequency of stockholder advisory votes on executive compensation. Because the vote on this proposal is advisory in nature, it will not be binding on Valero, the Board or the Human Resources and Compensation Committee. The stockholders' recommendation under Proposal No. 4 will be determined by the highest number of votes cast at the Annual Meeting for an alternative (i.e., every year, every two years, or every three years), regardless of whether any alternative receives the affirmative vote of a majority of the voting power of such shares. The Board and the Human Resources and Compensation Committee will review the voting results and take into account the outcome in determining the frequency of future advisory votes on executive compensation. We currently anticipate that the next stockholder advisory vote on executive compensation will occur at our 2024 annual meeting of stockholders.

PROPOSAL NO. 5—Stockholder proposal to set different GHG emissions reductions targets (Scopes 1, 2, and 3)

(ITEM 5 ON THE PROXY CARD)

 **The Board recommends that the stockholders vote "AGAINST" this stockholder proposal**

We expect the following proposal to be presented by stockholders at the Annual Meeting. In accordance with SEC rules, we have reprinted the proposal and its supporting statement as it was submitted by Mercy Investment Services, Inc. ("Mercy"), the lead sponsor of the proposal. The address of and number of shares of Valero's Common Stock held by the sponsors and known to us will be provided to any stockholder upon request. Mercy's stockholder proposal dated November 9, 2022, indicates that it has continually held at least $2,000 of Valero's Common Stock for more than three years. We assume no responsibility for the statements made by the sponsors in connection with the proposal. After review, our management and the Board have concluded that they do not support the proposal, and *the Board recommends that you vote AGAINST the proposal* for the reasons explained in the opposition statement below.

Proxies and Voting Standard. Proxies will be voted against the approval of the proposal unless otherwise specified. Approval of this proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote.

STOCKHOLDER PROPOSAL

Whereas

In 2018, the Intergovernmental Panel on Climate Change advised that net greenhouse gas (GHG) emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius and prevent the worst consequences of climate change.[1]

A 2021 International Energy Agency report concluded that limiting warming to 1.5 degrees Celsius would require no new internal combustion engine sales after 2035, nearly 90 percent of global electricity generation from renewable sources by 2050, and electrification of areas previously dominated by fossil fuels.[2] Wood Mackenzie concludes that *"survivors in this shrinking market for refined products are coastal, primarily* [national oil companies]-o*wned integrated refinery/ petrochemical facilities located in industrial clusters with low-carbon operations…"* .[3]

As policymakers, consumers and companies move to tackle climate issues with growing urgency, regulation of high-carbon products will significantly increase as demand decreases. These transition risks pose fundamental challenges to companies like Valero Energy ("Valero"), the world's largest independent petroleum refiner.

While Valero has adopted short-term GHG reduction targets, it does not provide a robust decarbonisation plan ensuring a resilient business model through the energy transition, exposing the Company to reputational, regulatory and transition risks. Valero's climate action plan includes minimal absolute emissions reductions and an overreliance on unverified "displaced emissions" with no reduction target or actions associated with scope 3 emissions.

Valero is falling behind peers in managing risks and opportunities of the energy transition and curbing its GHG emissions. Phillips 66 and Marathon Petroleum have set targets for their scope 3 emissions and are investing in multiple low-carbon technologies and fuels. Integrated producers like Shell, bp, and Equinor have announced targets to reduce emissions and plans to align capital spending with lower emissions pathways.

Valero maintains that it leads the industry in producing low-carbon renewable fuels. Ramping up the scale, pace and rigor of its climate-related initiatives could unlock further opportunities for growth in new renewable fuels, help strengthen financial resilience, and avoid investments in assets that will lose value as the global economy transitions away from fossil fuels.

Resolved

Shareholders request Valero issue a report, at reasonable expense and excluding confidential information, within a year and updated annually thereafter, on its climate transition plan to align operations and value chain emissions with a well-below 2 degrees Celsius scenario, including short-, medium- and long-term reduction targets for Valero's full GHG emissions (scopes 1, 2, and 3).

Supporting Statement

In developing a report and assessing targets, we recommend, at management's discretion:

- Developing a robust low-carbon transition plan, taking into consideration frameworks like Climate Action 100+ Net Zero Benchmark or Net Zero Standard for Oil and Gas[4], showing evidence of implementation to meet Valero's targets;
- Including a plan for capital expenditures necessary to implement the transition plan and meet targets; and
- Consulting industry best practice and third-party experts on target setting and carbon accounting methodologies.

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[1] https://www.ipcc.ch/sr15/chapter/spm/
[2] https://www.iea.org/reports/net-zero-by-2050
[3] https://www.woodmac.com/news/the-edge/what-different-scenarios-tell-us-about-the-future-of-oil-and-gas/
[4] https://www.iigcc.org/resource/net-zero-standard-for-oil-and-gas-companies/

Board Recommendation and Opposition Statement

Mercy seeks GHG emissions targets and reductions that can only come from refinery closures.[1]

Our strategy, on the other hand, is to run the most resilient refining assets, grow our low-carbon fuels production, and meet our aggressive targets by leveraging resilience and our low-carbon fuels growth strategy.

Our stockholders rejected Mercy's substantially similar proposal at our 2022 annual meeting.

Mercy seeks to recreate our current Scope 1 and 2 GHG targets. Mercy states that our targets include "minimal absolute emissions reductions" which is indicative of Mercy's belief that shutting down refineries is the only way to meet the goals of the Paris Agreement. *The first column in our waterfall chart below already shows our realistic absolute Scope 1 and 2 GHG emissions-reduction plans in line with our resilient business strategy.[2]* The rest of the waterfall shows how we plan to further address a lower-carbon future.

Mercy requests that we remove our industry leading low-carbon projects and isolate them from our GHG targets. Mercy states that our strategy is overly reliant on "unverified 'displaced emissions'." In reality, the lower-carbon footprint from our current low-carbon projects is robustly audited by multiple countries, states and third parties, and has received independent third-party limited assurance.[3] Furthermore, the IPCC[4] and IEA[5] agree that net-zero 2050 ambitions can only be met with substantial carbon sequestration and low-carbon fuels.

Mercy unjustifiably states that we have no "actions associated with [S]cope 3 emissions" and demands a Scope 3 target. In 2022, we disclosed our 2021 Net Scope 3 Intensity, which shows that we outperformed peers[6] on this metric.

- Despite the fact that the GHG Protocol contemplates Scope 3 intensity disclosures[7], Mercy rigidly insists on absolute emissions disclosures in isolation.

- Mercy requests that we remove our industry-leading position in low-carbon projects and innovation and isolate them from our Net Scope 3 Intensity metric. Mercy again implies that only emissions reductions from refinery closures will be satisfactory.

- *Valero has not issued a Scope 3 target, as requested by Mercy, because the methodology is riddled with duplication and other challenges, and we do not have a clear line of sight to the use of our products by third parties. We only make commitments if we have clear plans on how we will achieve them.*

Mercy mistakenly states that we are "falling behind peers" and do "not provide a robust decarboni[z]ation plan."

- *To the contrary, we were a first mover into low-carbon fuels and today we are one of the world's leading low-carbon innovators, as demonstrated by the following projects and updates achieved and/or announced over the last 12 months[8]:*

  ◦ Sustainable Aviation Fuel. In January of 2023, we announced the final investment decision on a large-scale sustainable aviation fuel project at our renewable diesel plant in Texas, which is expected to be completed in 2025.[9]

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[1] Our comments with respect to Mercy's position in this opposition statement reflect not only the explicit language included within its proposal, but also our beliefs based on engagement with Mercy with respect to its proposal.

[2] Our 2022 TCFD Report contains additional information on the resilience of our business strategy.

[3] Independent verification and assurance statements with respect to certain GHG emissions disclosures, including our global refinery Scope 1 and 2; Net Scope 3 Intensity; low-carbon fuels GHG inventory and 2035 GHG Emissions Target evaluation are published on our website at www.valero.com > Investors > ESG > Other Reports.

[4] IPCC, 2022: Climate Change 2022: Mitigation of Climate Change. Contribution of Working Group III to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change [P.R. Shukla, J. Skea, R. Slade, A. Al Khourdajie, R. van Diemen, D. McCollum, M. Pathak, S. Some, P. Vyas, R. Fradera, M. Belkacemi, A. Hasija, G. Lisboa, S. Luz, J. Malley, (eds.)]. Cambridge University Press, Cambridge, UK and New York, NY, USA. doi: 10.1017/9781009157926

[5] IEA (2022), World Energy Outlook 2022, IEA, Paris https://www.iea.org/reports/world-energy-outlook-2022, License: CC BY 4.0 (report); CC BY NC SA 4.0 (Annex A)

[6] The notes at the end of our 2022 TCFD Report and 2022 ESG Report contain additional information on Net Scope 3 Intensity and peers.

[7] GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard, available at https://ghgprotocol.org/standards/scope-3-standard.

[8] Our 2022 ESG Report contains additional information on our low-carbon fuels projects and innovation.

[9] For more information on our sustainable aviation fuel project, please see the press release we issued on January 31, 2023, which is available on our website at www.valero.com > Investors > News.

- Expansion of Low-Carbon Fuels Production. In 2022, we expanded our annual total production capacity of renewable diesel to approximately 1.2 billion gallons and renewable naphtha to approximately 50 million gallons (used to produce renewable gasoline and renewable plastics).
- Large-Scale Carbon Capture and Sequestration. We announced that this project with BlackRock and Navigator is on track to be completed in late 2024.
- Tailpipe CO_2 Onboard Capture System. In 2022, we disclosed our support of the development of a filtration membrane that could remove more than 90% of the CO_2 emissions of an internal combustion engine vehicle.
- 2025 GHG Target Achieved. In 2022, our performance exceeded our 2025 GHG target - which is three years ahead of schedule.


2035 GHG Emissions Target
(Independently verified)
Million Metric Tons CO₂e
32.3
2.4
4.2
11.1
10.9
3.7
100% Reduction
VLO Refinery GHG Emissions in 2011 (Scope 1 & 2)
Absolute Emissions Reduction through Efficiencies (Scope 1 & 2)
2035 GHG Emissions Displaced by VLO Ethanol Production
2035 GHG Emissions Displaced by VLO Renewable Diesel Production
2035 GHG Emissions Displaced by Global Blending of and Credits from Low-carbon Fuels
2035 GHG Emissions Reduced by Carbon Capture and Storage
2035 VLO Refinery GHG Emissions after Reductions & Displacements (Scope 1 & 2)

If you, as our stockholders, value our leading refining and low-carbon fuels growth strategy, and our company-wide approach to climate disclosures, then we ask you to vote AGAINST this proposal.

PROPOSAL NO. 6—Stockholder proposal to oversee and issue an additional racial equity audit and report

(ITEM 6 ON THE PROXY CARD)

 ***The Board recommends that the stockholders vote "AGAINST" this stockholder proposal***

We expect the following proposal to be presented by stockholders at the Annual Meeting. In accordance with SEC rules, we have reprinted the proposal and its supporting statement as it was submitted by the Service Employees International Union Master Trust (the "SEIU"), the sponsor of the proposal. ***The SEIU is not a labor union that represents our employees.*** The address of and the number of shares of Valero's Common Stock held by the SEIU and known to us will be provided to any stockholder upon request. The materials included with the SEIU's stockholder proposal dated November 16, 2022 indicate that it has continually held at least $2,000 of Valero's Common Stock for at least the past three years. We assume no responsibility for the statements made by the SEIU in connection with the proposal. After review, our management and the Board have concluded that they do not support the proposal, and ***the Board recommends that you vote AGAINST the proposal*** for the reasons explained in the opposition statement below.

Proxies and Voting Standard. Proxies will be voted against the approval of the proposal unless otherwise specified. Approval of this proposal requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote.

STOCKHOLDER PROPOSAL

RESOLVED that shareholders of Valero Energy Corporation ("Valero") urge the Board of Directors to oversee an independent third-party racial equity audit analyzing Valero's impacts on nonwhite stakeholders and communities of color and Valero's plans, if any, to mitigate those impacts. Input from civil rights organizations, experts on environmental racism, and employees should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on Valero's website.

SUPPORTING STATEMENT

High-profile police killings of black people have galvanized the movement for racial justice. That movement, and the disproportionate impacts of the pandemic, have focused public attention on systemic racism, environmental racism, racialized violence and inequities in employment, health care, and the criminal justice system.

Several aspects of Valero's business and operations suggest that a racial equity audit would be useful. In 2020, the Office of Federal Contract Compliance Programs found that a Valero subsidiary had used selection processes with an adverse impact on nonwhite applicants.[1]

Valero's Environmental Justice Policy Statement asserts that Valero "strives to operate as a good neighbor, and looks for opportunities to work with local officials and directly with fence line neighbors to improve the quality of life for neighbors and communities."[2] But Valero has come under fire for polluting communities of color. Residents have fought to limit a Texas refinery's emissions of hydrogen cyanide, a neurotoxin, in Latinx neighborhoods.[3] The neighborhood in which another Texas refinery is located, which is 90% African American, "ranks above the 95th percentile nationally for both the EPA's air toxics cancer risk and respiratory hazard metrics."[4]

Valero ranks as the 39th worst toxic air polluter in the U.S., and 64% of those affected are nonwhite.[5] It ranks as the 62nd worst water polluter[6] and the 24th worst greenhouse gas polluter.[7] As You Sow's Racial Justice Scorecard for S&P 500 companies placed Valero in the bottom 10, with negative scores on the environmental racism performance indicators, meaning that it harms communities of color more than benefits them.[8]

A racial equity audit could also examine whether Valero's political activities have a negative racial impact. In 2018, Valero helped defeat Washington State's carbon tax initiative, giving nearly $1 million to the No on 1631 campaign.[9] In 2019, Valero and the

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[1] https://www.dol.gov/sites/dolgov/files/ofccp/foia/files/2020-03-25Valero-CA-SW-Redacted.pdf
[2] https://s23.q4cdn.com/587626645/files/doc_downloads/2021/09/Environmental-Justice-Policy-Statement.pdf
[3] https://www.sierraclub.org/texas/blog/2020/08/houston-community-continues-fight-against-valero-for-polluting-air-hydrogen
[4] https://www.greenpeace.org/usa/valero-energy-blocking-climate-solutions-taking-handouts/
[5] https://peri.umass.edu/toxic-100-air-polluters-index-current
[6] https://peri.umass.edu/toxic-100-water-polluters-index-current
[7] https://peri.umass.edu/greenhouse-100-polluters-index-current
[8] https://www.asyousow.org/press-releases/2021/8/11/environmental-racism-metrics-as-you-sow-racial-justice-scorecard
[9] https://www.vox.com/energy-and-environment/2018/10/26/18026074/koch-industries-bp-colorado-washington-fracking-carbon-tax

American Fuel and Petrochemical Manufacturers ("AFPM"), to which Valero belongs,[10] lobbied states to criminalize pipeline protests;[11] AFPM also supports rolling back fuel efficiency standards.[12] Reportedly, Valero contributed $192,000 during the 2020 election cycle to Members of Congress who objected to certifying the 2020 election results,[13] an action some viewed as "a direct attack on the voting rights of people of color."[14]

Finally, an independent audit would provide objectivity, assurance and specialized expertise beyond what would be possible with an internal analysis.

Board Recommendation and Opposition Statement

Valero Recently Published its 2023 Environmental Justice Audit Report and Commissioned a Racial Equity Assessment, and has Therefore Substantially Addressed this Proposal[1]

At a company like Valero, racial equity and environmental justice are inherently linked. We therefore assessed our opportunities regarding both of these by **engaging Montrose Environmental Group, Inc., an independent third-party consultant with expertise in social/environmental justice and community assessments, to conduct an extensive independent environmental justice audit.**

There is no single, prevailing standard for assessing a company's commitment to racial equity, including environmental justice. However, proxy voting guidelines issued by the two most well-known proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis, are useful references. As such, we also engaged a third-party civil rights expert, who reviewed this environmental justice audit and assessed our commitment to racial equity following the guidelines of these proxy advisory firms.

The environmental justice audit and racial equity assessment, as applicable, concluded that Valero:

- has robust processes to address and/or mitigate racial inequality and discrimination internally;
- publicly discloses substantive workforce diversity and inclusion metrics and programs;
- has issued numerous public statements regarding its commitment to racial justice;
- is committed to environmental protection, community engagement and investment, which are aligned with the key pillars of environmental justice, and operates as a good neighbor with fenceline communities regardless of race, color, national origin, culture or income;
- is positively viewed by surveyed fenceline communities, including minority and underrepresented neighbors;
- is effective in addressing and/or mitigating against any litigation and community controversies; and
- uses political activities to promote the advancement of liquid fuels, including low-carbon fuels, which in turn enhance stockholder value and promote good corporate citizenship.

Our environmental justice audit also identified areas to further improve Valero's programs on community outreach.

Valero has already implemented this proposal's request, and a second racial equity audit would be duplicative and unnecessary. We therefore ask that you vote AGAINST this proposal.

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[10] https://esg.investorvalero.com/wp-content/uploads/2021/10/July-2020-June2021_Member_Organizations_Report_DRAFT_08272021.pdf
[11] https://theintercept.com/2019/08/19/oil-lobby-pipeline-protests/
[12] https://influencemap.org/influencer/American-Fuel-Petrochemical-Manufacturers-cacc951ea59addfcc713fbb359e2680c
[13] https://www.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/
[14] See https://www.nytimes.com/2021/01/15/us/politics/lankford-apology-election-biden.html; https://www.marketwatch.com/story/business-leaders-call-for-action-on-trump-after-mob-siege-at-capitol-11609976655

[1] This report and assessment are available on our website at www.valero.com > Investors > ESG > Reports and Presentations.

2023 ANNUAL MEETING OF STOCKHOLDERS — IMPORTANT VOTING AND MEETING INFORMATION

GENERAL INFORMATION

Our Board is soliciting proxies to be voted at our Annual Meeting to be held on May 9, 2023. The accompanying notice describes the time, place, and purposes of the Annual Meeting. Action may be taken at the Annual Meeting or on any date to which the meeting may be adjourned.

Holders of record of our Common Stock at the close of business on the Record Date (March 13, 2023) are entitled to vote on the matters presented at the Annual Meeting. Our proxy materials are first being sent or made available on or about March 22, 2023, to stockholders entitled to vote at the Annual Meeting.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

We are furnishing our proxy materials to our stockholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, on March 22, 2023, we began mailing our *Notice of Internet Availability of Proxy Materials* (the "Notice") to many holders of shares of our Common Stock as of the Record Date, rather than a full paper set of our proxy materials. Using the notice-and-access method helps us to expedite stockholder access to our proxy materials, reduces the costs of printing and mailing a full paper set of our proxy materials to all stockholders, and helps contribute to sustainable practices.

The Notice provides instructions on how stockholders can access our proxy materials over the Internet and sets forth instructions on how shares can be voted. As more fully described in the Notice, stockholders may choose to access our proxy materials at www.proxyvote.com or may request a paper set of our proxy materials. In addition, the Notice and the website referenced therein provide information regarding how stockholders may request to receive our proxy materials in paper form by mail or by electronic delivery on an ongoing basis. Your choice for ongoing delivery will remain in effect unless you change it. Stockholders who previously affirmatively requested ongoing electronic delivery will receive instructions via email regarding how to access these materials electronically. Stockholders who previously affirmatively requested ongoing delivery of a paper set of our proxy materials will receive a full paper set by mail. Unless you have affirmatively requested ongoing electronic delivery, you should monitor your mail for delivery of a Notice or full paper set of proxy materials. If you receive a full paper set by mail, these proxy materials also include the proxy card or voting instruction form for the Annual Meeting. You may receive more than one Notice, proxy card, voting instruction form, email with instructions, and/or control number. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" below for more information.

A single Notice or single copy of annual reports, proxy statements, prospectuses, and other disclosure documents may be sent to two or more stockholders sharing the same address. See the disclosures under the caption "Householding" below for more information.

PROXIES AND PROXY STATEMENT

What is a proxy? A proxy is your legal designation of one or more persons to vote the shares you own. The persons you designate are each called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (by voting electronically on the Internet, by telephone, or by signing and returning a proxy card or voting instruction form), you authorize the designated persons to represent you and vote your shares at the Annual Meeting in accordance with your instructions. Such designees may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is a proxy statement? A proxy statement is a document that includes specified information that SEC rules require us to provide when we ask you to submit a proxy.

RECORD DATE, SHARES OUTSTANDING, AND QUORUM

Holders of record of shares of our Common Stock at the close of business on the Record Date (March 13, 2023) are entitled to vote on the matters presented at the Annual Meeting. On the Record Date, 367,840,146 shares of Common Stock were issued and outstanding, and entitled to one vote per share. Stockholders representing a majority of voting power, present in person or represented by proxy at the Annual Meeting, and entitled to vote will constitute a quorum.

VIRTUAL MEETING FORMAT

This year's Annual Meeting will be held exclusively online, with no option to attend in person.

meeting site: **www.virtualshareholdermeeting.com/VLO2023**

If you plan to attend the virtual Annual Meeting, you will need to visit www.virtualshareholdermeeting.com/VLO2023 and use the 16-digit control number provided in the Notice, proxy card, voting instruction form, or email with instructions in order to log into the meeting. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" below for more information.

Your vote is important! We encourage you to log into the website and access the webcast early, beginning approximately 15 minutes before the Annual Meeting's 11:00 a.m. (Central Time) start time. If you experience technical difficulties, you may contact the technical support telephone number posted on the meeting website.

Additional information regarding the rules and procedures for participating in and voting at the virtual Annual Meeting will be provided in the meeting rules of conduct, which stockholders can view during the meeting on the meeting website. At this time, we believe that the virtual meeting format most effectively facilitates stockholder participation, although we will continue to evaluate the most effective format based on changes in facts and circumstances.

ASKING QUESTIONS AND PARTICIPATING IN THE VIRTUAL ANNUAL MEETING

Stockholders who provide a valid 16-digit control number will be able to participate in the virtual Annual Meeting by asking questions and voting their shares as outlined below. We intend to offer the same participation opportunities to stockholders as would be provided at an in-person meeting.

Questions may be submitted during the meeting by logging into the virtual Annual Meeting website using a valid 16-digit control number, and following the instructions on the website.

Only stockholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting as time allows. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional discussion topics. If we are unable to respond to a stockholder's properly submitted question, we intend to post the question or its substance and our response on our Investor Relations website. Questions will be addressed in accordance with the meeting's rules of conduct posted on the meeting's website.

STOCKHOLDERS OF RECORD VS. BENEFICIAL OWNERS OF SHARES HELD IN "STREET NAME"

Stockholders of Record. You are the stockholder of record for any shares of Common Stock that you own directly in your name in an account with Valero's stock transfer agent, Computershare Investor Services, LLC ("Computershare"). See the disclosures under the caption "Transfer Agent" below for more information on Computershare.

Beneficial Owners. You are a beneficial owner of shares held in "street name" if your shares of Common Stock are held in an account with a broker, bank, or other holder of record as custodian on your behalf. The broker, bank, or other holder of record is considered the stockholder of record of these shares. As the beneficial owner, you have the right to instruct the broker, bank, or other holder of record how to vote your shares. If your shares of Common Stock are held by a broker, bank, or other holder of record, the Notice, proxy materials, or email with instructions are being forwarded to you by or on behalf of the broker, bank, or other holder of record, which is required to vote such shares in accordance with your instructions.

COMMON STOCK HELD BY CERTAIN VALERO BENEFIT PLANS

Plan Participants' Voting Rights. If you are a participant in (i) the Valero Energy Corporation Thrift Plan (the "Thrift Plan"), (ii) the Premcor Retirement Savings Plan (the "Premcor Plan"), or (iii) the Valero Energy Corporation U.K. Share Incentive Plan, the Valero Energy Inc. Savings Plan (Canadian Plan - DPSP-RRSP-NREG), the Valero Energy Corporation Equity Services Share Incentive Plan, or the Valero Ireland Share Participation (the "Other Plans" and, collectively with the Thrift Plan and the Premcor Plan, the "Plans" and each individually, a "Plan"), you are the beneficial owner of the shares of Common Stock that are allocated to your account in such Plans, and you have the right to instruct the voting of any such shares as of the Record Date. If you own shares of Valero Common Stock through a Plan, the Notice, proxy materials, or email with instructions are being forwarded to you by or on behalf of the applicable trustee or fiduciary for such Plan, which is required to vote your shares of Common Stock in accordance with your instructions.

Uninstructed Thrift Plan Shares. If you do not timely or properly vote the shares of Common Stock allocated to your Thrift Plan account as of the Record Date, the Valero Energy Corporation Benefit Plans Administrative Committee will instruct the trustee of the Thrift Plan with respect to the voting of such uninstructed shares in accordance with its established procedures, unless otherwise required by law.

Uninstructed Premcor Plan and Other Plan Shares. If you do not timely or properly vote the shares of Common Stock allocated to your account in the Premcor Plan or any Other Plan as of the Record Date, those shares may be voted as permitted under the applicable Plan documentation and the laws governing such Plan.

Voting Deadline and Shares Represented. **Shares held through a Plan should be voted by 11:59 p.m. Eastern Time on May 4, 2023, in order to be timely processed and counted.** For participants in a Plan, the proxy card and control number with respect to such shares will represent (in addition to any shares held individually of record by the participant) the shares allocated to the participant's account in any Plan as of the Record Date. For shares held through a Plan, the proxy card or proxy votes submitted by Internet or telephone using the control number with respect to such shares will, if timely submitted, constitute an instruction to the applicable trustee or fiduciary for such Plan on how to vote those shares, and will also vote by proxy any shares of Valero Common Stock registered in your name with Computershare.

SHARES REGISTERED DIFFERENTLY AND HELD IN MORE THAN ONE ACCOUNT

If you receive more than one Notice, proxy card, voting instruction form, or email with instructions, that means your shares of Valero Common Stock are registered differently, and are held in more than one account. For example, you may own some shares of Valero Common Stock directly in your name in an account with Computershare, as in the case of unvested restricted shares of Valero Common Stock. However, you may also be the beneficial owner of shares of Valero Common Stock held in street name, such as shares held in a brokerage account. Additionally, the shares of Valero Common Stock that you beneficially own may be held in multiple accounts that are in turn held with one, or potentially multiple, brokers, banks, or other holders of record.

Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. To ensure that all of your shares of Common Stock are voted, please vote at least once for each control number you receive. You can vote electronically by visiting www.proxyvote.com and following the instructions on that website, or through the other methods listed below under the caption "Voting By Proxy."

DIFFICULTY LOCATING OR OBTAINING ONE OR MORE CONTROL NUMBERS

The control number for each applicable account through which you hold shares of Valero Common Stock is 16 digits, in the xxxx xxxx xxxx xxxx format, and can be found on the respective Notice, proxy card, voting instruction form, or email with instructions with respect to such account and shares. As discussed above under the caption "Shares Registered Differently and Held in More Than One Account," you may have more than one control number depending on the number of accounts through which you hold your shares, and how such shares are held.

Stockholders of Record and Plan Participants. Beginning approximately four weeks prior to the Annual Meeting, and through the close of the Annual Meeting, if you need assistance in locating a 16-digit control number for shares for which you are a stockholder of record, or for shares held through a Plan, please call Broadridge Financial Solutions, Inc. at 844-983-0876 (U.S. toll-free) or 303-562-9303 (international toll-free) for assistance.

Beneficial Owners. If you are a beneficial owner of shares held in street name, other than those beneficially owned through a Plan, you will need to contact the stockholder of record (e.g., your broker, bank, or other holder of record) for assistance with your 16-digit control number for any shares you hold in street name.

For more information on stockholders of record vs. beneficial owners, see the disclosures above under the caption "Stockholders of Record vs. Beneficial Owners of Shares Held in 'Street Name'."

VOTING BY PROXY

We encourage you to vote your proxy early by Internet, telephone, or mail prior to the virtual Annual Meeting, even if you plan to attend the virtual Annual Meeting, in order to ensure that all of your shares are properly and timely voted.

To vote your shares, please follow the instructions in the Notice, proxy card, voting instruction form, or email with instructions. If you are a beneficial owner or a participant in any Plan, please carefully read the materials forwarded to you by or on behalf of the applicable Plan trustee or fiduciary (in the case of Plan participants), or your broker, bank, or other holder of record (in the case of other beneficial owners).

Stockholders can vote by proxy in three ways:

- **By Internet** – You can vote via the Internet by following the instructions in the Notice, proxy card, voting instruction form, or email with instructions, or by visiting www.proxyvote.com and following the instructions on that website.

- **By Telephone** – You can vote by telephone by following the instructions in the Notice, proxy card, voting instruction form, or email with instructions, or by calling (800) 690-6903 (toll-free) and following the instructions.

- **By Mail** – You can vote by mail by requesting (which includes any previous ongoing election to receive paper proxy materials) a full set of proxy materials be sent to your home address. Upon receipt of the materials, you may complete the enclosed proxy card or voting instruction form and return it per the instructions on or included with the proxy card or voting instruction form.

If you vote by proxy, your shares will be voted at the Annual Meeting as you direct. If you sign your proxy card but do not specify how you want your shares to be voted, they will be voted as the Board recommends. See the disclosures in this section under the captions "Common Stock Held by Certain Valero Benefit Plans" and "Broker Non-Votes" for information on how uninstructed beneficially owned shares may be voted.

If you are a participant in any Plan, your proxy votes must be received by no later than 11:59 p.m. Eastern Time on May 4, 2023, in order to be timely processed and counted with respect to your Plan shares. If you are a stockholder of record, the control number you receive for your shares of Valero Common Stock held through any Plan will also represent the shares of Valero Common Stock registered in your name with Computershare as of the Record Date. While you may vote such registered shares up until 11:59 p.m. Eastern Time on May 8, 2023, or by attending and voting at the virtual Annual Meeting, any votes received after 11:59 p.m. Eastern Time on May 4, 2023, will not be timely with respect to shares held through any Plan, and may only apply to the shares of Valero Common Stock registered in your name with Computershare.

CHANGING AND REVOKING PROXIES

Stockholders of record may change or revoke their proxy at any time before the virtual Annual Meeting by Internet, phone, or mail if received prior to 11:59 p.m. Eastern Time on May 8, 2023, or by attending the virtual Annual Meeting and following the voting instructions provided on the meeting website.

If, however, you are the beneficial owner of shares held in street name, you must follow the instructions provided by or on behalf of your broker, bank, or other holder of record for changing or revoking your proxy. If your shares are held in any Plan, please refer to the voting instructions and relevant details in the materials provided to you by or on behalf of the applicable trustee or fiduciary for such Plan. As discussed further under the caption "Voting by Proxy" above, if you are a stockholder of record, the proxy card and control number you receive for your shares of Common Stock held through any Plan will also represent the shares registered in your name with Computershare.

VOTING DURING THE ANNUAL MEETING

You must have the control number associated with each applicable account through which you hold shares of Valero Common Stock in order to vote the shares associated with such account. Depending on the number of accounts through which you hold your shares, and how such shares are held, it is possible that you may receive multiple Notices, sets of proxy materials, emails with instructions, and/or control numbers. See the disclosures under the caption "Shares Registered Differently and Held in More Than One Account" above for more information. **Control numbers change each year and are not reusable from year to year.** The control number for each applicable account through which you hold shares of Valero Common Stock is 16 digits, in the xxxx xxxx xxxx xxxx format, and can be found on the respective Notice, proxy card, voting instruction form, or email with instructions with respect to such account and shares. As discussed above, if you are a stockholder of record, the control number you receive for your shares held through any Plan will also represent the shares registered in your name with Computershare.

Stockholders of record and beneficial owners of shares held in street name (other than Plan participants with respect to shares held through any Plan) may vote shares held in a particular account during the virtual Annual Meeting by logging into the meeting website using the 16-digit control number associated with such shares and following the instructions provided on the website. If you are a beneficial owner or a participant in any Plan, please carefully read the materials forwarded to you by or on behalf of the applicable Plan trustee or fiduciary (in the case of Plan participants), or your broker, bank, or other holder of record (in the case of other beneficial owners). In order to vote all of your shares, you may need to log into the meeting website multiple times to vote the shares associated with each control number you receive. **Participants in any Plan will not be able to vote the shares of Valero Common Stock held through such Plans at the Annual Meeting. However, stockholders of record will still be able to vote the shares registered in their name with Computershare at the Annual Meeting, even if the deadline for voting shares held through a Plan has passed.** See the disclosures under the caption "Difficulty Locating or Obtaining One or More Control Numbers" above for more information.

REQUIRED VOTES

For Proposal No. 1, as required by Valero's bylaws, each director is to be elected by a majority of votes cast with respect to that director's election. Any director nominee who does not receive a majority of the votes cast is required to submit an irrevocable resignation to the Board, and the Nominating and Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board will, within 90 days following certification of the election results, publicly disclose its decision regarding any such resignation and the rationale behind the decision.

Proposals Nos. 2, 3, 5, and 6 require approval by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote. The stockholders' recommendation under Proposal No. 4 will be determined by the highest number of votes cast at the Annual Meeting for an alternative (i.e., every year, every two years, or every three years), regardless of whether any alternative receives the affirmative vote of a majority of the voting power of such shares.

EFFECT OF ABSTENTIONS

Shares voted to abstain are treated as "present" for purposes of determining a quorum. In the election of directors (Proposal No. 1), pursuant to our bylaws, shares voted to abstain are not deemed "votes cast," and are accordingly disregarded. When approval for a proposal requires (i) the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote (Proposals Nos. 2, 3, 5, and 6), or (ii) the affirmative vote of a majority of the voting power of the issued and outstanding Common Stock, then shares voted to "abstain" have the effect of a negative vote (a vote "against"). For Proposal No. 4, shares voted to "abstain" have no effect.

BROKER NON-VOTES

Brokers holding shares must vote according to the specific instructions they receive from the beneficial owners of the stock. If your broker does not receive specific voting instructions from you, in certain cases the broker may vote the shares in the broker's discretion.

The NYSE does not allow brokers to vote on certain proposals without specific instructions from the beneficial owner. This results in a "broker non-vote" on the proposal. A broker non-vote (i) is treated as "present" for purposes of determining a quorum, (ii) has the effect of a negative vote when a majority of the voting power of the issued and outstanding shares is required for approval of a particular proposal, and (iii) has no effect when a majority of the voting power of the shares present in person or represented by proxy and entitled to vote or a plurality or majority of the votes cast is required for approval. For Proposal No. 4, a broker non-vote also has no effect.

Proposal No. 2 is deemed to be a routine matter under NYSE rules. A broker or other nominee generally may vote uninstructed shares on routine matters, and therefore no broker non-votes are expected to occur for Proposal No. 2. Proposals Nos. 1, 3, 4, 5, and 6 are considered non-routine matters under NYSE rules. Because a broker or other nominee cannot vote without instructions on non-routine matters, we expect an undetermined number of broker non-votes to occur on these proposals.

SOLICITATION OF PROXIES

Valero pays the cost for soliciting proxies and conducting the Annual Meeting. In addition to solicitation by mail, proxies may be solicited by personal interview, telephone, email, electronically, and similar means by directors, officers, or employees of Valero, none of whom will be specially compensated for such activities. Valero also intends to request that brokers, banks, other holders of record, nominees, custodians, and fiduciaries, forward our proxy materials to beneficial owners, and will reimburse such brokers, banks, other holders of record, nominees, custodians, and fiduciaries for certain expenses incurred by them for such activities. Valero has also retained Innisfree M&A Incorporated, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $30,000, plus reimbursement of certain out-of-pocket expenses and variable amounts for any additional proxy solicitation services.

MISCELLANEOUS

Governance Documents and Codes of Ethics

Our *Code of Ethics for Senior Financial Officers* applies to our principal executive officer, principal financial officer, and controller. The code charges these officers with responsibilities regarding honest and ethical conduct, the preparation and quality of the disclosures in documents and reports we file with the SEC, and compliance with applicable laws, rules, and regulations. We have also adopted a *Code of Business Conduct and Ethics* which applies to all of our employees and directors and covers many topics including, but not limited to, conflicts of interests, competition and fair dealing, discrimination and harassment, payments to government personnel, and employee complaint procedures.

We intend to disclose any future amendment to, or waiver from, either of these Codes by posting such information on our website.

We post the following documents on our website at www.valero.com > Investors > ESG > Governance Documents. A printed copy of these documents is available to any stockholder upon request. Requests for documents must be in writing and directed to Valero's Secretary at the address indicated on the cover page of this proxy statement.

- Restated Certificate of Incorporation
- Bylaws
- Code of Business Conduct and Ethics
- Code of Ethics for Senior Financial Officers
- Corporate Governance Guidelines
- Conduct Guidelines for Business Partners
- Audit Committee Charter
- Human Resources and Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter
- Sustainability and Public Policy Committee Charter
- Related Party Transactions Policy
- Compensation Consultant Disclosures Policy
- Policy on Executive Compensation in Restatement Situations
- Policy on Political Contributions, Lobbying and Trade Associations
- Policy on Vesting of Performance Shares
- Health, Safety and Environmental Policy Statement
- Human Rights Policy Statement
- Anti-Slavery and Human Trafficking Policy Statement
- Anti-Bribery and Anti-Corruption Policy
- Environmental Justice Policy Statement
- UK Tax Policy
- Stock Ownership and Retention Guidelines for Directors and Officers

Stockholder Communications, Nominations, and Proposals

Stockholders and other interested parties may communicate with the Board, its non-management directors, or the Lead Director by sending a written communication addressed to "Board of Directors," "Non-Management Directors," or "Lead Director" in care of Valero's Corporate Secretary at the address indicated in the following paragraph with respect to stockholder proposals pursuant to Rule 14a-8 of the Exchange Act. The Corporate Secretary's office will forward to the appropriate directors all correspondence, except for personal grievances, items unrelated to the functions of the Board, business solicitations, advertisements, and materials that are hostile, threatening, or profane.

In order to submit a stockholder proposal for inclusion in our proxy statement for the 2024 annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act, our Corporate Secretary must receive your written proposal by November 23, 2023, at our principal executive office at the following address: Corporate Secretary, Valero Energy Corporation, One Valero Way, San Antonio,

Texas 78249. The proposal must comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of such stockholder proposals in company-sponsored proxy materials.

To present a stockholder proposal at the 2024 annual meeting of stockholders that is not the subject of a proposal pursuant to Rule 14a-8 of the Exchange Act, or to nominate a person for election to the Board, you must follow the procedures stated in Article I, Section 9 of our bylaws. These procedures include the requirement that your proposal must be delivered to Valero's Corporate Secretary not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, your notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day we first publicly announce the date of the 2024 annual meeting of stockholders. In addition, stockholders who intend to solicit proxies in support of director nominees other than Valero's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act by March 10, 2024.

An eligible stockholder, or eligible group of stockholders, that wants to nominate a candidate for election to the Board pursuant to the proxy access provisions of our bylaws must follow the procedures stated in Article I, Section 9A of our bylaws. These procedures include the requirement that your nomination must be delivered to Valero's Corporate Secretary not later than the close of business on the 120th day or earlier than the close of business on the 150th day prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, your notice must be delivered not later than the 120th day prior to such annual meeting or, if later, the 10th day following the day we first publicly announce the date of the 2024 annual meeting of stockholders. Our bylaws are available on our website at www.valero.com > Investors > ESG > Governance Documents. Stockholders are urged to review all applicable rules and consult legal counsel before submitting a nomination or proposal to Valero.

Other Business

If any matters not referred to in this proxy statement properly come before the Annual Meeting or any adjournments or postponements thereof, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by proxy in accordance with their best judgments. The Board is not currently aware of any other matters that may be presented for action at the Annual Meeting.

Financial Statements

Financial statements and related information for Valero, including audited financial statements for the fiscal year ended December 31, 2022, are contained in Valero's Annual Report on Form 10-K. We have filed our Annual Report on Form 10-K with the SEC. You may review this report on the Internet as indicated in the Notice and through our website (www.valero.com > Investors > Financials > SEC Filings).

Householding

The SEC's rules allow companies to send a single Notice or single copy of annual reports, proxy statements, prospectuses, and other disclosure documents to two or more stockholders sharing the same address, subject to certain conditions. These "householding" rules, which we have adopted, are intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. If your shares are held by an intermediary broker, dealer, or bank in "street name," your consent to householding may be sought, or may already have been sought, by or on behalf of the intermediary. If you prefer to receive your own set of proxy materials now or in future years, you may request a duplicate set by (i) visiting www.proxyvote.com, (ii) calling 800-579-1639, or (iii) emailing sendmaterial@proxyvote.com (if emailing, include your control number), or you may contact your broker.

If you and another stockholder of record with whom you share an address are receiving multiple copies of our proxy materials, you can request to participate in householding and receive a single copy of our proxy materials in the future by calling Broadridge Financial Solutions, Inc. at 866-540-7095 or by writing to Broadridge Financial Solutions, Inc., Attn: Householding Dept., 51 Mercedes Way, Edgewood, NY 11717. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing stockholders to consent to such elimination, or through implied consent if a stockholder does not request continuation of duplicate mailings. Because not all brokers and nominees may offer stockholders the opportunity to request eliminating duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings to your household.

Transfer Agent

Computershare Investor Services serves as our transfer agent, registrar, and dividend paying agent with respect to our Common Stock. Correspondence relating to any stock accounts, dividends, or transfers of stock certificates should be addressed to:

Computershare Investor Services
Shareholder Communications

by regular mail:

> P.O. Box 43078
> Providence, RI, 02940-3078

by overnight delivery:

> 150 Royall Street
> Suite 101
> Canton, MA, 02021

(888) 470-2938
(312) 360-5261
www.computershare.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2022

OR


☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____


Commission file number 001-13175



VALERO ENERGY CORPORATION

(Exact name of registrant as specified in its charter)


Delaware	**74-1828067**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)


One Valero Way
San Antonio, Texas 78249

(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(210) 345-2000**


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VLO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.


Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐


If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates was approximately $41.9 billion based on the last sales price quoted as of June 30, 2022 on the New York Stock Exchange, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 17, 2023, 371,150,836 shares of the registrant's common stock were outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


We intend to file with the Securities and Exchange Commission a definitive Proxy Statement for our Annual Meeting of Stockholders scheduled for May 9, 2023, at which directors will be elected. Portions of the 2023 Proxy Statement are incorporated by reference in PART III of this Form 10-K and are deemed to be a part of this report.

CROSS-REFERENCE SHEET

The following table indicates the headings in the 2023 Proxy Statement where certain information required in PART III of this Form 10-K may be found.

Form 10-K Item No. and Caption	Anticipated Heading in 2023 Proxy Statement
10. Directors, Executive Officers and Corporate Governance	*"Information Regarding the Board of Directors — Committees of the Board — Audit Committee — Current Audit Committee Members," "Information Regarding the Board of Directors — Committees of the Board — Audit Committee — 2022 Meetings," "Proposal No. 1 Election of Directors — Information Concerning Director Nominees," "Proposal No. 1 Election of Directors — Nominees," "Identification of Executive Officers,"* and *"Miscellaneous — Governance Documents and Codes of Ethics"*
11. Executive Compensation	*"Information Regarding the Board of Directors — Committees of the Board — Human Resources and Compensation Committee — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Pay Ratio Disclosure,"* and *"Certain Relationships and Related Transactions"*
12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	*"Beneficial Ownership of Valero Securities"* and *"Equity Compensation Plan Information"*
13. Certain Relationships and Related Transactions, and Director Independence	*"Certain Relationships and Related Transactions"* and *"Information Regarding the Board of Directors — Independent Directors"*
14. Principal Accountant Fees and Services	*"KPMG LLP Fees"*

Copies of all documents incorporated by reference, other than exhibits to such documents, will be provided without charge to each person who receives a copy of this Form 10-K upon written request to Valero Energy Corporation, Attn: Secretary, P.O. Box 696000, San Antonio, Texas 78269-6000.

CONTENTS

The terms "Valero," "we," "our," and "us," as used in this report, may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. The term "DGD," as used in this report, may refer to Diamond Green Diesel Holdings LLC, its wholly owned consolidated subsidiary, or both of them taken as a whole. In this Form 10-K, we make certain forward-looking statements, including statements regarding our plans, strategies, objectives, expectations, intentions, and resources under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should read our forward-looking statements together with our disclosures beginning on page 36 of this report under the heading "CAUTIONARY STATEMENT FOR THE PURPOSE OF SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995." Note references in this report to Notes to Consolidated Financial Statements can be found beginning on page 76, under "PART II, ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

PART I

ITEMS 1. and 2. BUSINESS AND PROPERTIES

OUR BUSINESS

We are a Fortune 500 company based in San Antonio, Texas. Our corporate offices are at One Valero Way, San Antonio, Texas, 78249, and our telephone number is (210) 345-2000. We were incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company. We changed our name to Valero Energy Corporation in 1997. Our common stock trades on the New York Stock Exchange (NYSE) under the trading symbol "VLO."

We are a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products, and we sell our products primarily in the United States (U.S.), Canada, the United Kingdom (U.K.), Ireland, and Latin America. We own 15 petroleum refineries located in the U.S., Canada, and the U.K. with a combined throughput capacity of approximately 3.2 million barrels per day (BPD). We are a joint venture member in Diamond Green Diesel Holdings LLC (DGD)[1], which owns two renewable diesel plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year, and we own 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.6 billion gallons per year. We manage our operations through our Refining, Renewable Diesel, and Ethanol segments. See "OUR OPERATIONS" below for additional information about the operations, products, and properties of each of our reportable segments.

OUR COMPREHENSIVE LIQUID FUELS STRATEGY

Overview
We strive to manage our business to responsibly meet the world's growing demand for reliable and affordable energy. We believe that liquid transportation fuels—both petroleum-based and low-carbon—help meet that demand, and we expect that they will continue to be an essential source of transportation fuels well into the future. Our strategic actions have enabled us to be a low-cost, efficient, and reliable supplier of these liquid transportation fuels to much of the world.

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[1] DGD is a joint venture with Darling Ingredients Inc. (Darling) and we consolidate DGD's financial statements. See Note 11 of Notes to Consolidated Financial Statements regarding our accounting for DGD.

Most of our petroleum refineries operate in locations with current operating cost and/or other advantages, as described below under "OUR OPERATIONS—*Refining*," and we believe our refineries are positioned to meet the strong worldwide demand for our petroleum-based products. Through our refining business, we believe that we have developed expertise in liquid fuels manufacturing and a platform for the marketing and distribution of liquid fuels, and we seek to leverage this expertise and platform to expand and optimize our low-carbon fuels businesses. We expect that low-carbon liquid fuels will continue to be a growing part of the energy mix, and we have made multibillion-dollar investments to develop and grow our low-carbon renewable diesel and ethanol businesses, as described below under "OUR OPERATIONS —*Renewable Diesel*," and "—*Ethanol*." These businesses have made us one of the world's largest low-carbon fuels producers and have helped governments across the world achieve their greenhouse gas (GHG) emissions reduction targets, and we continue to seek low-carbon fuel opportunities and to improve our environmental, social, and governance (ESG) practices.

Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand
Governments across the world have issued, or are considering issuing, low-carbon fuel regulations, policies, and standards to help reduce GHG emissions and increase the percentage of low-carbon fuels in the transportation fuel mix. These regulations, policies, and standards include, but are not limited to, the RFS, LCFS, CFR, and similar programs (collectively, the Renewable and Low-Carbon Fuel Programs). These programs are defined and discussed below under "U.S. Environmental Protection Agency (EPA) Renewable Fuel Standard (RFS) Program," "California Low Carbon Fuel Standard (LCFS)," and "Canada Clean Fuel Regulations (CFR)." While many of these regulations, policies, and standards result in additional costs to our refining business, they have created opportunities for us to develop our renewable diesel and ethanol businesses, and they should continue to help drive the demand for our renewable diesel and ethanol products. We believe that our ability to supply these low-carbon fuels can play an important role in helping achieve GHG emissions reduction targets in a reliable manner.

The U.S., California, and recently finalized Canada low-carbon fuel regulations, policies, and standards discussed below currently have the most significant impact on our business. However, other municipal, state, and national governments across the world, including in many of the jurisdictions in which we operate, have issued, or are considering issuing, similar low-carbon fuel regulations, policies, and standards. See "ITEM 1A. RISK FACTORS—Legal, Government, and Regulatory Risks—*The Renewable and Low-Carbon Fuel Programs, and other regulations, policies, and standards impacting the demand for low-carbon fuels could adversely affect our performance*." In addition, see Note 1 of Notes to Consolidated Financial Statements regarding our accounting for the costs of the blending programs under "*Costs of Renewable and Low-Carbon Fuel Programs*," Note 19 for disclosure of the costs of the blending programs under "Renewable and Low-Carbon Fuel Programs Price Risk," and Note 16 for disclosure of our blender's tax credits under "*Segment Information*."

U.S. Environmental Protection Agency (EPA) Renewable Fuel Standard (RFS) Program
The EPA created the RFS program pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007. Under the RFS program, by November 30 of each year, the EPA is required to set annual quotas for the volume of renewable fuels that must be blended into petroleum-based transportation fuels consumed in the U.S. in the following compliance year. The quotas are set by class of renewable fuel (i.e., biomass-based diesel, cellulosic biofuel, advanced biofuel, and total renewable fuel) and are collectively referred to as the renewable volume obligation (RVO). The RVO must be met by obligated parties, who are the producers and importers of the petroleum-based transportation fuels consumed in the U.S. Obligated parties demonstrate compliance annually by retiring the appropriate number of renewable identification numbers (RINs) associated with each class of renewable fuel to satisfy their RVO. A RIN is effectively a compliance credit that is assigned to each

gallon of qualifying renewable fuel produced in, or imported into, the U.S. RINs are obtained by blending those renewable fuels into petroleum-based transportation fuels, and obligated parties can also achieve compliance by purchasing RINs in the open market.

We are an obligated party under this program and our Refining segment incurs obligations as a result of being a producer and importer of petroleum-based transportation fuels consumed in the U.S., but we also generate RINs under this program as a result of being a producer of qualifying renewable fuels through our Renewable Diesel and Ethanol segments. Therefore, there is a cost to our refining business from this program because in order to comply with our RVO we must either purchase qualifying renewable fuels for blending or purchase RINs in the open market, but we also generate revenue through our Renewable Diesel and Ethanol segments from this program because we produce and sell qualifying renewable fuels.

California Low Carbon Fuel Standard (LCFS)
Under California's Global Warming Solutions Act of 2006, the California Air Resources Board (CARB) was required to undertake a statewide effort to reduce GHG emissions. One of the programs designed to help achieve those reductions is the LCFS program. The LCFS program is designed to reduce GHG emissions by decreasing the carbon intensity (CI) of transportation fuels consumed in the state. Under this program, each fuel is assigned a CI value, which is intended to represent the GHG emissions associated with the feedstocks from which the fuel was produced, the fuel production and distribution activities, and the use of the finished fuel. CIs are determined using a CARB-developed life cycle GHG emissions analysis model, and CI pathways are certified by the CARB after low-carbon fuel producers submit operational data to demonstrate the life cycle GHG emissions. The certified CIs for both low-carbon and petroleum-based fuels are compared to a declining annual benchmark. Fuels below the benchmark generate credits, while fuels above the benchmark generate deficits. The lower the fuel's CI score compared to the benchmark, the greater number of credits generated. Each producer or importer of fuel must demonstrate that the overall mix of fuels it supplies for use in California meets the CI benchmarks for each compliance period. A producer or importer with a fuel mix that is above the CI benchmark must purchase LCFS credits sufficient to meet the CI benchmark.

Our Refining segment produces and imports petroleum-based transportation fuels in California and thus must blend low-CI fuels or purchase credits to meet the CI benchmark. However, fuels produced by our Renewable Diesel and Ethanol segments have CI scores that are lower than traditional petroleum-based transportation fuels, and we benefit from the demand from other regulated entities for these low-carbon products. In addition, the demand for some of these low-carbon transportation fuels tends to drive higher values for those fuels compared to petroleum-based transportation fuels due to their lower CI scores. We seek to pursue opportunities to further lower the CI of many of our products, including our low-carbon fuels. See "*Our Low-Carbon Projects*" below.

Canada Clean Fuel Regulations (CFR)
In July 2022, Canada's federal environmental agency issued the CFR program to require primary suppliers of gasoline or diesel that is produced in or imported into Canada to reduce the CI of those products. Annual CI reduction requirements prescribed by the CFR program can be satisfied by using compliance credits that a primary supplier creates (through blending low CI fuels) or that are purchased by them. The obligation to achieve prescribed CI reduction requirements begins on July 1, 2023. The CFR program is in addition to Canada's existing provincial programs (such as in Quebec, Ontario, and British Columbia), which require the utilization of low-carbon fuels, and is similar to the LCFS program.

As a primary supplier of gasoline and diesel in Canada, our Refining segment will be subject to the CFR program requirements effective July 1, 2023 and thus must blend low-CI fuels or purchase credits to meet

the annual CI reduction requirements. As noted above under "California Low Carbon Fuel Standard (LCFS)," fuels produced by our Renewable Diesel and Ethanol segments have lower CI scores than traditional petroleum-based transportation fuels, and we expect to benefit from the increased demand for these low-carbon products as a result of the CFR program.

U.S. Federal Tax Incentives

The U.S. federal government has enacted tax incentives to encourage the production of low-carbon fuels and/or reduce GHG emissions. Section 6426 of the Internal Revenue Code of 1986, as amended, provides a tax credit (generally referred to as the blender's tax credit) to blenders of certain renewable fuels to encourage the production and blending of those fuels with traditional petroleum-based transportation fuels. Only blenders that have produced a mixture and either sold or used the fuel mixture as fuel are eligible for the blender's tax credit. The renewable diesel produced by our Renewable Diesel segment is a liquid fuel derived from biomass that meets the EPA's fuel registration requirements; therefore, renewable diesel that we produce and blend qualifies for this refundable tax credit of one dollar per gallon. The Inflation Reduction Act of 2022 (the IRA) extends Section 6426 through December 31, 2024 (originally set to expire on December 31, 2022) and then replaces it with Section 45Z, which provides a clean fuel production credit for years 2025 through 2027. Tax credits can be claimed under Section 45Z for the production and sale of clean fuels (such as biodiesel, renewable diesel, and alternative fuels, including sustainable aviation fuel (SAF)). In addition, Section 45Q provides federal income tax credits to certain taxpayers who capture and sequester, store, or use qualified carbon oxides (e.g., carbon dioxide).

We continually evaluate such federal income tax incentives, and may strategically pursue certain opportunities to optimize the potential benefits therefrom. For example, as discussed below under "*Our Low-Carbon Projects*," the carbon capture and sequestration projects at our ethanol plants should increase the value of the ethanol product produced at those plants by helping decrease its CI score and through the expected generation of Section 45Q tax credits, and our recently announced SAF project is expected to produce low-carbon aviation fuel and generate Section 45Z tax credits, which should increase the value of that product.

Our Low-Carbon Projects

We have invested $5.1 billion[2] to date in our low-carbon fuels businesses, and we expect additional growth opportunities in this area. We completed the expansion of DGD's first renewable diesel plant in 2021 and, in the fourth quarter of 2022, we completed construction of DGD's second renewable diesel plant. These expansions increased DGD's combined production capacity of renewable diesel to approximately 1.2 billion gallons per year and renewable naphtha to approximately 50 million gallons per year. See "OUR OPERATIONS—*Renewable Diesel*" below for additional information about the expansion of our renewable diesel business.

We continue to evaluate and advance investments in economic, low-carbon projects, including projects that are intended to lower the CI of our products. For example, in March 2021, we announced our participation in a large-scale carbon capture and sequestration pipeline system in the Mid-Continent region of the U.S. that is expected to capture, transport, and store carbon dioxide that results from the ethanol manufacturing process at our eight ethanol plants located in Iowa, Minnesota, Nebraska, and

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[2] Our investment to date in our low-carbon fuels businesses consists of $3.4 billion in capital investments to build our renewable diesel business and $1.7 billion to build our ethanol business. Capital investments in renewable diesel represent 100 percent of the capital investments made by DGD. See also "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—LIQUIDITY AND CAPITAL RESOURCES—*Our Capital Resources*—Capital Investments," which is incorporated by reference into this item for our definition of capital investments.

South Dakota. We expect to be the anchor shipper with those eight ethanol plants connected to the system. The capture and sequestration of this carbon dioxide should result in the generation of Section 45Q tax credits and the production of a lower CI ethanol product that we expect to market in low-carbon fuel markets, which is expected to result in a higher value for this product. A third party is expected to construct, own, and operate the system, and our capital investment will be to purchase, install, and connect the applicable carbon capture equipment to the system. Initial service is anticipated to begin in late 2024. In addition, certain of our other ethanol plants are located near geology believed to be suitable for sequestering carbon dioxide, and we are evaluating stand-alone projects to sequester carbon dioxide that results from the ethanol manufacturing process at those plants.

In January 2023, we announced that DGD approved a $315 million project to produce SAF. The project is expected to be completed in 2025 and is also expected to make DGD one of the largest SAF manufacturers in the world. The production of a lower CI jet fuel should result in the generation of Section 45Z tax credits and a higher value for this product.

See "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—LIQUIDITY AND CAPITAL RESOURCES—*Our Capital Resources*—Capital Investments" for further discussion of our capital investments associated with low-carbon projects.

ENVIRONMENTAL MANAGEMENT SYSTEMS

We have well-developed management structures that are central to our decision making and risk management, including three programs that support our environmental management as follows:

- Our Commitment to Excellence Management System (CTEMS) is a proprietary systematic approach to planning, executing, checking, and acting to improve everyday work activities at many of our refineries and plants. CTEMS has nine major elements: leadership accountability, protecting people and the environment, people and skills development, operations reliability and mechanical integrity, technical excellence and knowledge management, change management, business competitiveness, external stakeholder relationships, and assurance and review. Risks related to regulatory issues and physical threats to our refineries and plants are among those assessed as we implement CTEMS.

- Environmental Excellence and Risk Assessment (EERA) elevates the environmental audit and compliance functions to an environmental excellence vision. Its main goal is to assess the design and effectiveness of environmental performance regarding specific excellence objectives, and to facilitate continuous improvement across the company. EERA defines more than 100 expectations and involves a proprietary five-step process using due diligence on data and field assessments reviewed by a combination of external and internal subject matter experts.

- Our Fuels Regulatory Assurance Program provides operational safeguards, software, training, and protocols for uniformity across our refineries and plants to reinforce our compliance with applicable fuels regulations. Building on the success of this system, we are developing a proprietary Low-Carbon Assurance Program designed to provide tools and oversight to assure compliance with the increasingly complex array of low-carbon fuels programs, including compliance with the mandatory independent verifications by the jurisdictions in which we sell our products.

OUR OPERATIONS

Our operations are managed through the following reportable segments:

- our *Refining* segment, which includes the operations of our petroleum refineries, the associated activities to market our refined petroleum products, and the logistics assets that support those operations;

- our *Renewable Diesel* segment, which includes the operations of DGD and the associated activities to market renewable diesel and renewable naphtha; and

- our *Ethanol* segment, which includes the operations of our ethanol plants and the associated activities to market our ethanol and co-products.

Financial information about these segments is presented in Note 16 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item.

See "ITEM 1A. RISK FACTORS—Risks Related to Our Business, Industry, and Operations—*Our financial results are affected by volatile margins, which are dependent upon factors beyond our control, including the price of feedstocks and the market price at which we can sell our products*,"—"*Industry and other developments, and evolving sentiment, regarding fossil fuels and GHG emissions, may decrease the demand for our products and could adversely affect our performance*,"—"*Disruption of our ability to obtain crude oil, waste and renewable feedstocks, corn, and other feedstocks could adversely affect our operations*,"—"*Our investments in joint ventures and other entities decrease our ability to manage risk*," and —"Legal, Government, and Regulatory Risks—*The Renewable and Low-Carbon Fuel Programs, and other regulations, policies, and standards impacting the demand for low-carbon fuels could adversely affect our performance*," which are incorporated by reference into this item.

Refining
Refineries
Overview

Our 15 petroleum refineries are located in the U.S., Canada, and the U.K., and they have a combined feedstock throughput capacity of approximately 3.2 million BPD. The following table presents the locations of these refineries and their feedstock throughput capacities as of December 31, 2022.

Refinery	Location	Throughput Capacity (a) (BPD)
U.S.:		
Benicia	California	170,000
Wilmington	California	135,000
Meraux	Louisiana	135,000
St. Charles	Louisiana	340,000
Ardmore	Oklahoma	90,000
Memphis	Tennessee	195,000
Corpus Christi (b)	Texas	370,000
Houston	Texas	255,000
McKee	Texas	200,000
Port Arthur	Texas	395,000
Texas City	Texas	260,000
Three Rivers	Texas	100,000
Canada:		
Quebec City	Quebec	235,000
U.K.:		
Pembroke	Wales	270,000
Total		3,150,000

(a) Throughput capacity represents estimated capacity for processing crude oil, intermediates, and other feedstocks. Total estimated crude oil capacity is approximately 2.6 million BPD.

(b) Represents the combined capacities of two refineries – the Corpus Christi East and Corpus Christi West Refineries.

- *California*
  - ∘ *Benicia Refinery*. Our Benicia Refinery is located northeast of San Francisco on the Carquinez Straits of San Francisco Bay. It processes sour crude oils into California Reformulated Gasoline Blendstock for Oxygenate Blending (CARBOB) and Conventional Blendstock for Oxygenate Blending (CBOB) gasolines, CARB diesel, diesel, jet fuel, and asphalt. Gasoline production is primarily CARBOB, which meets CARB specifications when blended with ethanol. The refinery receives feedstocks via a marine dock and pipelines and distributes most of its products via pipeline and truck.

  - ∘ *Wilmington Refinery*. Our Wilmington Refinery is located near Los Angeles. It processes a blend of heavy and high-sulfur crude oils and produces CARBOB and CBOB gasolines, CARB diesel, diesel, jet fuel, and asphalt. The refinery receives feedstocks via pipelines connected to marine terminals and docks and distributes its products via pipeline to various terminals.

- *Louisiana*
  - *Meraux Refinery*. Our Meraux Refinery is located approximately 15 miles southeast of New Orleans on the Mississippi River. It processes sour and sweet crude oils and produces gasoline, diesel, jet fuel, and high-sulfur fuel oil. The refinery receives feedstocks at its dock and has access to the Louisiana Offshore Oil Port and distributes its products via its dock and the Colonial Pipeline. The refinery is located about 40 miles from our St. Charles Refinery, allowing for integration of feedstocks and refined petroleum product blending.

  - *St. Charles Refinery*. Our St. Charles Refinery is located approximately 25 miles west of New Orleans on the Mississippi River. It processes sour crude oils and other feedstocks and produces gasoline and diesel. The refinery receives feedstocks via its docks and has access to the Louisiana Offshore Oil Port and distributes its products via its docks and our Parkway Pipeline and the Bengal Pipeline, both of which access the Plantation Pipeline and Colonial Pipeline.

- *Oklahoma*
  - *Ardmore Refinery*. Our Ardmore Refinery is located approximately 100 miles south of Oklahoma City. It processes primarily sweet crude oils and produces gasoline and diesel. The refinery receives feedstocks via pipelines and distributes its products via rail, truck, and the Magellan Pipeline system.

- *Tennessee*
  - *Memphis Refinery*. Our Memphis Refinery is located on the Mississippi River. It processes primarily sweet crude oils and produces gasoline, diesel, and jet fuel. The refinery receives feedstocks via the Diamond Pipeline, the Dakota Access Pipeline, and barge and distributes its products via truck, barge, and the Shorthorn Pipeline.

- *Texas*
  - *Corpus Christi East and West Refineries*. Our Corpus Christi East and West Refineries are located on the Corpus Christi Ship Channel. The East Refinery processes sour crude oil and the West Refinery processes sweet crude oil, sour crude oil, and residual fuel oil, and both refineries produce gasoline, aromatics, jet fuel, diesel, and asphalt. The refineries receive feedstocks via docks on the Corpus Christi Ship Channel and pipelines. The refineries' physical locations allow for the transfer of various feedstocks and blending components between them. The refineries distribute their products via truck, ship, barge, and pipeline.

  - *Houston Refinery*. Our Houston Refinery is located on the Houston Ship Channel. It processes sweet crude and intermediate oils and produces gasoline, jet fuel, and diesel. The refinery receives feedstocks via pipeline, ship, and barge and distributes its products via pipeline, including the Colonial Pipeline and Explorer Pipeline.

  - *McKee Refinery*. Our McKee Refinery is located in the Texas Panhandle. It processes primarily sweet crude oils and produces gasoline, diesel, jet fuel, and asphalt. The refinery receives feedstocks via pipeline and distributes its products primarily via pipeline and rail.

  - *Port Arthur Refinery*. Our Port Arthur Refinery is located on the Texas Gulf Coast approximately 90 miles east of Houston. It processes heavy sour crude oils and other feedstocks and produces gasoline, diesel, jet fuel, and residual fuel oil. The refinery receives feedstocks via rail, ship, barge, and pipeline and distributes its products via pipeline, including the Colonial Pipeline and

Explorer Pipeline, and via ship and barge. The refinery's new coker is expected to be completed in the second quarter of 2023.

- *Texas City Refinery*. Our Texas City Refinery is located southeast of Houston on the Texas City Ship Channel. It processes crude oils and produces gasoline, diesel, and jet fuel. The refinery receives feedstocks via pipeline and by ship and barge using docks on the Texas City Ship Channel and distributes its products via ship and barge, as well as via pipeline, including the Colonial Pipeline and Explorer Pipeline.

- *Three Rivers Refinery*. Our Three Rivers Refinery is located in South Texas between Corpus Christi and San Antonio. It primarily processes sweet crude oils and produces gasoline, diesel, jet fuel, and aromatics. The refinery receives feedstocks via pipeline and truck and distributes its products via pipeline.

- *Canada*
  - *Quebec Refinery*. Our Quebec Refinery is located in Lévis (near Quebec City). It processes sweet crude oils and produces gasoline, diesel, jet fuel, heating oil, and low-sulfur fuel oil. The refinery receives feedstocks via ship at its marine dock on the St. Lawrence River (some of which is sourced from our crude oil terminal in Montreal that receives crude oil from western Canada) and distributes its products via our pipeline to our Montreal East terminal and other terminals and via rail, ship, truck, and pipeline.

- *U.K.*
  - *Pembroke Refinery*. Our Pembroke Refinery is located in the County of Pembrokeshire in South West Wales. It processes primarily sweet crude oils and produces gasoline, diesel, jet fuel, heating oil, and low-sulfur fuel oil. The refinery receives its feedstocks via ship and barge through docks on the Milford Haven Waterway and distributes its products via ship, barge, and truck, and through our Mainline Pipeline.

Feedstock Supply

Our crude oil and other feedstocks are purchased through a combination of term and spot contracts. Our term supply contracts are at market-related prices and feedstocks are purchased directly or indirectly from various national oil companies as well as international and U.S. oil companies. The contracts generally permit the parties to amend the contracts (or terminate them), effective as of the next scheduled renewal date, by giving the other party proper notice within a prescribed period of time (e.g., 60 days, 6 months) before expiration of the current term. The majority of the crude oil purchased under our term contracts is purchased at the producer's official stated price (i.e., the "market" price established by the seller for all purchasers) and not at a negotiated price specific to us.

Marketing

Overview

We sell refined petroleum products in both the wholesale rack and bulk markets. These sales include products that are manufactured in our refining operations, as well as products purchased or received on exchange from third parties. Most of our refineries have access to marine facilities, and they interconnect with common-carrier pipeline systems, allowing us to sell products in the U.S., Canada, the U.K., Ireland, Latin America, and other parts of the world.

Wholesale Rack Sales

We sell our products on a wholesale basis through an extensive rack marketing network. The principal purchasers of our products from terminal truck racks are wholesalers, distributors, retailers, and truck-delivered end users throughout the U.S., Canada, the U.K., Ireland, and Latin America.

The majority of our rack volume is sold through unbranded channels. The remainder is sold to distributors and dealers that are members of the Valero-brand family that operate branded sites in the U.S., Canada, the U.K., Ireland, and Mexico. These sites are independently owned and are supplied by us under multi-year contracts. Approximately 7,000 outlets carry our brand names. For branded sites, products are sold under the Valero®, Beacon®, Diamond Shamrock®, and Shamrock® brands in the U.S., the Ultramar® brand in Canada, the Texaco® brand in the U.K. and Ireland, and the Valero® brand in Mexico.

Bulk Sales

We also sell our products through bulk sales channels in the U.S. and international markets. Our bulk sales are made to various petroleum companies, traders, and bulk end users, such as railroads, airlines, and utilities. Our bulk sales are distributed primarily via pipeline, ship, and barge to major tank farms and trading hubs.

Logistics

We own logistics assets (crude oil pipelines, product pipelines, terminals, tanks, marine docks, truck rack bays, and other assets) that support our refining operations. Demand for transportation fuels in Latin America is expected to continue to grow. To support our wholesale rack operations in Latin America, we have invested in or grown our access to terminals and transloading facilities in Mexico and Peru. Our U.S. Gulf Coast refineries are well positioned to support export growth to Latin America and other countries around the world.

Renewable Diesel

Our Relationship with DGD

DGD is a joint venture that we consolidate. We entered into the DGD joint venture in 2011 and it began operations in 2013. See Note 11 of Notes to Consolidated Financial Statements regarding our accounting for DGD. We operate DGD's renewable diesel plants and perform certain management functions for DGD as an independent contractor under an agreement with DGD.

Renewable Diesel Plants

DGD owns two renewable diesel plants. The first DGD plant began operations in 2013 and is located next to our St. Charles Refinery (the DGD St. Charles Plant). The second DGD plant commenced operations in the fourth quarter of 2022 and is located next to our Port Arthur Refinery (the DGD Port Arthur Plant, and together with the DGD St. Charles Plant, the DGD Plants). The DGD Plants produce renewable diesel and renewable naphtha. Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with petroleum-based diesel. Renewable naphtha is used to produce renewable gasoline and renewable plastics. These products are produced from waste and renewable feedstocks using a pre-treatment process and an advanced hydroprocessing-isomerization process. The market value of the renewable diesel can vary based on regional policies, feedstock preferences, and CI scores. Waste feedstocks (predominantly animal fats, used cooking oils, and inedible distillers corn oil) are the preferred feedstocks due to their lower CI scores. While several other companies have made, or have announced interest in making, investments in renewable diesel projects, the DGD Plants are currently two of only a small number of operational facilities that have the capacity to process 100 percent waste and renewable feedstocks, and this feedstock flexibility currently provides a margin advantage.

The DGD Plants receive waste and renewable feedstocks primarily by rail, trucks, ships, and barges owned by third parties. DGD is party to a raw material supply agreement with Darling under which Darling is obligated to offer to DGD a portion of its feedstock requirements at market pricing, but DGD is not obligated to purchase all or any part of its feedstock from Darling. Therefore, DGD pursues the most optimal feedstock supply available.

DGD began an expansion of the DGD St. Charles Plant in 2019 and operations commenced in the fourth quarter of 2021. This expansion increased the DGD St. Charles Plant's renewable diesel production capacity by approximately 410 million gallons per year, which, at that time, brought DGD's renewable diesel production capacity to approximately 700 million gallons per year, and provided DGD with the ability to produce approximately 30 million gallons per year of renewable naphtha.

The DGD Port Arthur Plant, which has a production capacity of approximately 470 million gallons of renewable diesel and approximately 20 million gallons of renewable naphtha per year was commissioned and commenced operations in the fourth quarter of 2022. DGD's combined renewable diesel and renewable naphtha production capacities increased to approximately 1.2 billion gallons and 50 million gallons, respectively, per year.

Marketing

DGD sells renewable diesel and renewable naphtha under the Diamond Green Diesel® brand primarily to be blended with petroleum-based diesel and gasoline, respectively, and to end users for use in their operations. DGD distributes its renewable diesel and renewable naphtha via ship and rail domestically and to international markets.

Ethanol

Ethanol Plants

Our ethanol business began in 2009 with the purchase of our first ethanol plants. We have since grown the business by purchasing additional ethanol plants. Our 12 ethanol plants are located in the Mid-Continent region of the U.S., and they have a combined ethanol production capacity of approximately 1.6 billion gallons per year. Our ethanol plants are dry mill facilities that process corn to produce ethanol and various co-products, including livestock feed (dry distillers grains, or DDGs, and syrup) and inedible corn oil.

The following table presents the locations of our ethanol plants, their annual production capacities for ethanol (in millions of gallons) and DDGs (in tons), and their annual corn processing capacities (in millions of bushels).

State	City	Ethanol Production Capacity	DDG Production Capacity	Corn Processing Capacity
Indiana	Bluffton	135	355,000	47
	Linden	135	355,000	47
	Mount Vernon	100	263,000	35
Iowa	Albert City (a)	135	355,000	47
	Charles City (a)	140	368,000	49
	Fort Dodge (a)	140	368,000	49
	Hartley (a)	140	368,000	49
	Lakota (a) (b)	110	289,000	38
Minnesota	Welcome (a)	140	368,000	49
Nebraska	Albion (a)	135	355,000	47
Ohio	Bloomingburg	135	355,000	47
South Dakota	Aurora (a)	140	368,000	49
Total		1,585	4,167,000	553

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(a) These plants are expected to participate in the carbon capture and sequestration pipeline system discussed in "*Our Low-Carbon Projects*" above.
(b) This plant is currently configured to produce a higher-grade ethanol product, as opposed to fuel-grade ethanol. As such, its current production capacity is approximately 55 million gallons per year of ethanol.

We source our corn supply from local farmers and commercial elevators. Our plants receive corn primarily via rail and truck.

Marketing
We sell our ethanol under term and spot contracts in bulk markets in the U.S. We also export our ethanol into the global markets. We distribute our ethanol primarily by rail (using some railcars owned by us), truck, ship, and barge. We sell DDGs primarily to animal feed customers in the U.S., Mexico, and Asia, which are distributed primarily via rail, truck, ship, and barge.

Seasonality
Demand for gasoline, diesel, and asphalt is higher during the spring and summer months than during the winter months in most of our markets, primarily due to seasonal increases in highway traffic and construction. The demand for renewable diesel has not significantly fluctuated by season. Ethanol is primarily blended into gasoline, and as a result, ethanol demand typically moves in line with the demand for gasoline.

GOVERNMENT REGULATIONS

We incorporate by reference into this Item the disclosures on government regulations, including environmental regulations, contained in the following sections of this report:

- —OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*”;

- “ITEM 1A. RISK FACTORS—Legal, Government, and Regulatory Risks”; and

- “ITEM 3. LEGAL PROCEEDINGS—ENVIRONMENTAL ENFORCEMENT MATTERS.”

Capital Expenditures Attributable to Compliance with Government Regulations
Compliance with government regulations, including environmental regulations, did not have a material effect on our capital expenditures in 2022, and we currently do not expect that compliance with these regulations will have material effects on our capital expenditures in 2023.

Other
Because our business is heavily regulated, our costs for compliance with government regulations are significant and can be material, especially costs associated with the Renewable and Low-Carbon Fuel Programs disclosed in Notes 18 and 19 of Notes to Consolidated Financial Statements, which are incorporated by reference into this item.

HUMAN CAPITAL

We believe that our employees provide a competitive advantage for our success. We seek to foster a culture that supports diversity and inclusion, and we strive to provide a safe, healthy, and rewarding work environment for our employees with opportunities for professional growth and long-term financial stability.

Headcount

On December 31, 2022, we had 9,743 employees. These employees were located in the following countries:

Country	Number of Employees
U.S.	8,079
Canada	655
U.K. and Ireland	851
Mexico and Peru	158
Total	9,743

Of our total employees as of December 31, 2022, 1,728 were covered by collective bargaining or similar agreements, and 9,716 were in permanent full-time positions. See also "ITEM 1A. RISK FACTORS—General Risk Factors—*Our business may be negatively affected by work stoppages, slowdowns, or strikes, as well as by new legislation or an inability to attract and retain sufficient labor, and increased costs related thereto.*"

Company Culture and Human Capital (People) Strategy

Our company culture and our well-defined expectations of ethics and behavior guide the daily work of our employees and support our efforts to produce exceptional company results. The six values that define our culture are *Safety, Accountability, Teamwork, Do the Right Thing, Caring, and Excellence.*

Our people strategy and programs are designed and implemented in support of our business and strategic objectives. In building and fostering great teams, we are guided by the following:

- We strive to hire and promote top-talent employees with team-oriented work ethics and values;

- Our pay, benefits, and support programs are designed to attract and retain excellent employees and to reward innovation, ingenuity, and excellence;

- We seek to provide a best-in-class, diverse, and inclusive work environment built on a foundation of respect, accountability, and trust;

- We promote a culture of learning intended to drive excellence at all levels of the organization and to foster career-long growth and development opportunities for employees; and

- We continually assess employee performance, organizational structures, and succession plans to support operational excellence, efficiency, and effectiveness.

Diversity and Inclusion

We believe that having diverse employees and inclusive teams provides strengths and advantages for our success, and our board of directors (Board) and management team strive to promote and improve diversity and inclusion. Of our total employees as of December 31, 2022, approximately 30 percent of our global professional employees were female, 11 percent of our hourly employees were female, and 19 percent of total employees were female. Approximately 37 percent of our U.S. employees are Hispanic or Latino, Black or African American, Asian, American Indian or Alaskan Native, Native Hawaiian or Other Pacific Islander, or two or more races. We strive to recruit and retain diverse employees and foster a culture of inclusion through various efforts, including targeted recruiting strategies aimed at improving our outreach to underrepresented groups and educational and training programs on diversity-related topics, such as objective hiring and the advantages of diverse employees. We are also committed to hiring and retaining veterans and reservists of the U.S. armed forces, who represent 12 percent of our U.S. employees as of December 31, 2022.

From our intern program to our Board, and at all levels between, we strive to build diverse and inclusive teams. Our intern program class of 2022 was the most diverse in the history of our program, with 43 percent being female and 43 percent representing a racial or ethnic minority. Additionally, seven of our 12 current Board members represent diversity of gender or race/ethnicity. In furtherance of our diversity goals, in 2022 the Board approved a policy, included in our *Corporate Governance Guidelines*, which provides that when our executive officers (as defined in Rule 3b-7 under the Securities Exchange Act of 1934) are recruited from outside the company, the initial list of candidates will include qualified gender and racially diverse candidates among the candidates presented.

Safety

We believe that safety and reliability are extremely important, not only for the protection of our employees, communities, and to the cultural values we aspire to as a company, but also for operational success, as a decrease in the number of employee and process safety events should generally reduce unplanned shutdowns and increase the operational reliability of our refineries and plants. This, in turn, should also translate into a safer workplace with fewer environmental incidents and stronger community relations. We strive to improve safety and reliability performance by offering year-round safety training programs for our employees and contractors and by seeking to promote the same expectations and culture of safety. We also seek to enhance our safety performance by conducting safety audits, quality assurance visits, and comprehensive safety and risk assessments at our refineries and plants.

To assess safety performance, we measure our annual total recordable incident rate (TRIR), which includes data with respect to our employees and contractors and is defined as the number of recordable injuries per 200,000 working hours. We also annually measure our Tier 1 Process Safety Event Rate, which is a metric defined by the American Petroleum Institute that identifies process safety events per 200,000 total employee and contractor working hours. We use these measures and believe they are helpful in assessing our safety performance because they evaluate performance relative to the numbers of hours being worked. These metrics are also used by others in our industry, which allows for a more objective comparison of our performance. Our refinery employee and contractor TRIR for 2022 was 0.32 and 0.15, respectively, and our refinery Tier 1 Process Safety Event Rate for 2022 was 0.08.

Compensation and Benefits

We believe that it is important to provide our employees with competitive compensation and benefits. The benefits we offer to employees, depending on work location and eligibility status, include, among others, healthcare plans that are generally available to all employees, extended sick leave, new-parent leave, access to financial planning, programs to support dual-working parents at different stages of their careers,

caregiver support networks (including an on-site child care center at our headquarters) and support for children and parents with disabilities, a company 401(k) matching program, various company-sponsored pension plans, on-site employee wellness centers (also available to eligible dependents at our headquarters), tuition reimbursement programs, fitness center access or a stipend, and employee recognition programs.

We believe that it is important to reward employee performance and have an annual bonus program that rewards achievements of various operational, financial, and strategic objectives. While such objectives include typical financial performance metrics, we believe ESG performance is also important and our annual bonus program rewards achievements in areas such as sustainability, diversity and inclusion, environmental stewardship, compliance, corporate citizenship, and community.

Our compensation programs are designed with consideration of fair treatment and equal pay concepts, and are built upon a foundational philosophy of market-competitive and performance-based pay. Pay equity of our U.S. professional employees is analyzed biennially by an independent consultant retained by us.

Training and Development
We offer a comprehensive training and development program for our employees in subjects such as engineering and technical excellence, safety, environmental, maintenance and machinery/equipment repair, ethics, leadership, and employee performance. We also require all employees to complete training on technical matters, such as cybersecurity and information technology security, and various compliance and corporate conduct matters, including business ethics, conflicts of interest, and anti-bribery and anti-corruption, among others. Our employee development initiatives include customized professional and technical curriculums, efforts to engage our leadership in the employee's development process, and providing employee performance discussions. We offer a robust virtual training curriculum, which allows for greater availability and access for employees located across our many facilities and enables just-in-time training.

Wellness
We strive to promote the health and well-being of our employees and their families. Our Total Wellness Program serves as the umbrella program for all aspects of employee wellness and is the program through which many of the benefits referenced above are provided. The heart of our Total Wellness Program is the annual wellness assessment, which is intended to provide a detailed picture of an employee's current health that may educate and inform health decisions by highlighting risk factors and providing information that can help save lives. Under our Total Wellness Program, educational sessions are also scheduled throughout the year on a variety of topics on health and finances. Our Total Wellness Program also supports the financial wellness of our employees through our financial benefit programs, depending on eligibility status and work location.

We also offer a wide range of support to our employees through our confidential employee assistance program, helping employees and their families manage relationship challenges, counseling needs, and substance abuse and recovery, as well as self-care programs for various behavioral health challenges.

PROPERTIES

Our principal properties are described in "OUR OPERATIONS" above and that information is incorporated by reference into this item. We believe that our properties are generally adequate for our operations and that our refineries and plants are maintained in a good state of repair. As of December 31, 2022, we were the lessee under a number of cancelable and noncancelable leases for certain properties. Our leases are discussed in Note 4 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item. Financial information about our properties is presented in Note 5 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item.

AVAILABLE INFORMATION

Our website address is www.valero.com. Information (including any presentation or report) on our website is not part of, and is not incorporated into, this report or any other report or document we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing. Furthermore, references to our website URLs are intended to be inactive textual references only. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, and other filings and reports, as well as any amendments to those filings and reports, filed with or furnished to the SEC are available on our website (under Investors > Financials > SEC Filings) free of charge, soon after we file or furnish such material.

Additionally, on our website (under Investors > ESG), we post our C*orporate Governance Guidelines* and other governance policies, codes of ethics, and the charters of the committees of our Board. In this same location, we also publish our 2022 ESG Report (previously titled our Stewardship and Responsibility Report), which includes our 2022 SASB Report, our report disclosing certain U.S. employment data that corresponds to our 2021 U.S. Equal Employment Opportunity Information (EEO-1) Report (filed in 2022), our 2025 and 2035 GHG emissions reductions and displacement targets and other disclosures, and our 2022 TCFD Report. These documents are available in print to any stockholder that makes a written request to Valero Energy Corporation, Attn: Secretary, P.O. Box 696000, San Antonio, Texas 78269-6000. Our ESG Overview is also available on our website (under Responsibility > ESG: Environmental, Social and Governance) and disclosures concerning our political engagement, climate lobbying, and trade associations are available on our website (under Investors > ESG). These reports and disclosures are not a part of this annual report on Form 10-K, are not deemed filed with the SEC, and are not to be incorporated by reference into any of our filings with the SEC, whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language therein, unless specifically identified in such filing as being incorporated by reference in such filing.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this report. Each of these risk factors could adversely affect our business, financial condition, results of operations, and/or liquidity, as well as adversely affect the value of an investment in our securities.

Risks Related to Our Business, Industry, and Operations

Our financial results are affected by volatile margins, which are dependent upon factors beyond our control, including the price of feedstocks and the market price at which we can sell our products.

Our financial results are affected by the relationship, or margin, between our product prices and the prices for crude oil, corn, and other feedstocks that we purchase, which can vary based on global, regional, and local market conditions, as well as by type and class of product. Historically, product margins have been volatile, and we believe they will continue to be volatile in the future. Our cost to acquire feedstocks and the price at which we can ultimately sell products depend upon several factors beyond our control, including regional and global supplies of and demand for feedstocks (such as crude oil, waste and renewable feedstocks and corn), liquid transportation fuels (such as gasoline, diesel, renewable diesel, and ethanol), and other products. These in turn depend on, among other things, the availability and quantity of feedstocks and liquid transportation fuels imported into the countries in which we operate, the production levels of suppliers, levels of product inventories, productivity and growth (or the lack thereof) of the U.S. and global economies, the U.S. government's relationships with foreign governments, political affairs, and the extent of government regulation. The ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree on and to maintain crude oil price and production controls and changes in trade flows from events such as the Russia-Ukraine conflict have also had, and are likely to continue to have, a significant impact on the market prices of crude oil and certain of our products. Additionally, the regulations, policies, and standards discussed under "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*" have had, and are likely to continue to have, a significant impact on the market prices of the feedstocks for, and products produced by, our low-carbon fuels businesses. Any adverse change in these regulations, policies, and standards (including, for example, changes in the price of carbon or other inputs that affect the value of our low-carbon fuels), or in our ability to obtain any approved fuel pathways, could have a material adverse effect on the margins we receive for our low-carbon products in certain markets.

Some of these factors can vary by region and may change quickly, adding to market volatility, while others may have longer-term effects. The longer-term effects of these and other factors on product margins are uncertain. We do not produce crude oil, waste and renewable feedstocks, corn or other primary feedstocks and must purchase nearly all of the feedstocks we process. We generally purchase our feedstocks long before we process them and sell the resulting products. Price level changes during the period between purchasing feedstocks and selling the resulting products has had, and in the future could continue to have, a significant effect on our financial results. A decline in market prices has had and could again have a negative impact to the carrying value of our inventories.

Economic uncertainty, inflation, cybersecurity incidents, and political unrest or hostilities, including the threat of future terrorist attacks, could affect the economies of the U.S. and other countries. Lower economic activity could reduce the demand for and consumption of our products, which could cause our revenues and margins to decline, limit our future growth prospects and affect our capital allocation decisions. Inflation could negatively impact our operating costs and increased product prices could result

in demand destruction. Refining, renewable diesel, and ethanol margins also can be significantly impacted by changes in the worldwide production capacity of such products, whether due to the expansion, closure, or transition of existing facilities, or construction of new facilities, and those product margins will be adversely affected if the worldwide production capacity for such products exceeds demand.

A significant portion of our profitability is derived from the ability to purchase and process crude oil feedstocks that historically have been cheaper than benchmark crude oils. These crude oil feedstock differentials vary significantly depending on overall economic conditions and trends and conditions within the markets for crude oil and refined petroleum products. Previous declines in such differentials have had, and any future declines will likely again have, a negative impact on our results of operations.

Industry and other developments, and evolving sentiment, regarding fossil fuels and GHG emissions, may decrease the demand for our products and could adversely affect our performance.

A reduction in the demand for our products could result from a transition by consumers to alternative fuel vehicles, such as electric vehicles (EVs) and hybrid vehicles, whether as a result of government mandates or incentives, industry developments, or consumer or investor sentiment towards fossil fuels and GHG emissions. New developments may make alternative fuel vehicles more affordable or desirable, including improvements in battery and storage technology, increases in driving ranges, increased availability of charging stations and other infrastructure, expanded and more reliable supply chains, increased inventory, and improvements in hydrogen fuel cell technology. Any such developments could increase consumer acceptance and result in greater market penetration of alternative fuel vehicles.

There may be new entrants into the low-carbon fuels industry that could meet demand for lower-carbon transportation fuels and modes of transportation in a more efficient or less costly manner than our technologies and products. For example, several other companies have made, or announced interest in making, investments in renewable diesel projects. As these projects develop, we will face increased competition for waste and renewable feedstocks and customers, which could reduce our product margins and limit the growth and profitability of our low-carbon fuels businesses. While it is not currently possible to predict the ultimate form, timing, or extent of any such developments, any such event could materially and adversely affect our business, financial condition, results of operations, and liquidity.

Sentiment towards climate change, fossil fuels, GHG emissions, environmental justice, and other ESG matters could adversely affect our business and cost of capital.

In recent years, a number of advocacy groups, both in the U.S. and internationally, have campaigned for government and private action to promote climate and other ESG-related change, particularly at public companies, through investment and voting practices of investment advisors, sovereign wealth funds, pension funds, endowments, and other stockholders. These activities have included promoting the divestment of securities of fossil fuel companies and pressuring lenders, insurers, and other financial services companies to limit or curtail activities with fossil fuel companies. As a result, some financial intermediaries, investors, and other capital markets participants have reduced or ceased lending to, investing in, or insuring companies that operate in the fossil fuel industry. If these or similar efforts are continued, our ability to access capital markets or to otherwise obtain new investment, financing, or to fully insure our operations may be negatively impacted.

These activities have also aimed to increase the attention on and demand for action related to various ESG matters, which has contributed to increasing societal, investor, and legislative focus and pressure on ESG practices and disclosures, including those related to climate change, GHG emissions targets, business

resilience under the assumptions of demand-constrained scenarios, net-zero ambitions, transition plans, actions related to diversity and inclusion, political activities, racial equity audits, and governance standards. For example, ESG-focused stockholder activism has been increasing in the fossil fuel industry and has resulted in more frequent attempts to effect business or governance changes through mechanisms such as stockholder proposals, vote-no campaigns, and exempt proxy solicitations, among others. As a result, we have faced and expect to continue to face increasing pressure regarding our ESG practices and disclosures, including our methodologies and timelines with respect thereto, negative publicity, and demands for ESG-focused engagement from investors and stakeholders. Investors, stakeholders, and other interested parties are also increasingly focusing on issues related to environmental justice. This has resulted and is likely to continue to result in increased scrutiny, protests, and negative publicity with respect to our business and operations, and those of our counterparties, which could in turn result in the cancellation or delay of projects, the revocation or delay of permits, termination of contracts, lawsuits, regulatory action, and policy change that may adversely affect our business strategy, increase our costs, and adversely affect our reputation and financial performance.

Responding to such ESG-focused activism has been and will likely continue to be costly and time-consuming. Such response efforts could also result in the implementation of certain ESG practices or disclosures that may present a heightened level of legal and regulatory risk, or that threaten our credibility with other investors and stakeholders. The methodologies and standards for tracking and reporting on ESG matters are relatively new, have not been standardized, and continue to evolve. As a result, our ESG-related disclosures, metrics, and targets may not necessarily be calculated in the same manner or comparable to similarly titled measures presented by us in other contexts, or by other companies or third-party estimates. While we believe that our ESG disclosures and methodologies reflect our business strategy and are reasonable at the time made or used, as our business or applicable methodologies, standards, or regulations develop and evolve, we may revise or cease reporting or using certain disclosures and methodologies if we determine that they are no longer advisable or appropriate. If our ESG disclosures and methodologies are or are perceived by government authorities, investors, or stakeholders to be inadequate, inaccurate, or non-compliant with applicable standards or regulations, or if we discover material inaccuracies therein, our reputation could be negatively impacted, and we could be exposed to litigation and other regulatory actions.

Some capital markets participants are increasingly using ESG as a factor in their assessments, which could impact our cost of capital or access to financing. There has also been an acceleration in investor demand for ESG investing opportunities, and many institutional investors have committed to increasing the percentage of their portfolios that are allocated towards ESG-focused investments. As a result, there has been a proliferation of ESG-focused investment funds and market participants seeking ESG-oriented investment products. There has also been an increase in third-party providers of company ESG ratings, and an increase in ESG-focused voting policies among proxy advisory firms, portfolio managers, and institutional investors. Such ESG ratings and voting policies often differ based on the provider and are continually changing. Recently, backlash from certain governments and investors against ESG funds and investment practices has resulted in increased scrutiny and withdrawals from such funds. Such backlash has also resulted in "anti-ESG" focused activism and investment funds, which may result in additional strains on company resources. If we are unable to meet the ESG standards or investment, lending, ratings, or voting criteria and policies set by these parties, we may lose investors, investors may allocate a portion of their capital away from us, we may face increased ESG-focused activism, our cost of capital may increase, and our reputation may also be negatively affected.

Our operations depend on natural gas and reliable electricity, and such dependency could materially adversely affect our business, financial condition, results of operations, and liquidity.

Our operations depend on the use of natural gas and reliable electricity. We consume a significant volume of natural gas and a significant amount of electricity to operate our refineries and plants, and natural gas and electricity prices have a large effect on the cost of our operations. We also purchase other commodities whose price may vary depending on the prices of natural gas or electricity. Prices for both natural gas and electricity can be volatile and therefore represent ongoing challenges to our operating results. Additionally, the availability of natural gas and electricity can be affected by numerous events such as weather (e.g., hurricanes and periods of considerable heat or cold, like Winter Storm Uri in 2021), pipeline and other logistics interruptions, electric grid outages, cybersecurity incidents, intermittent electricity generation (particularly from wind and solar), hostilities, sanctions, and supply and demand imbalances for electricity and natural gas. For example, the real-time market structure of the primary grid provider in Texas exposes many of our refineries and operations located in Texas to "scarcity pricing" during periods of supply and demand imbalance. As electrification continues to grow, or if there are increased restrictions or costs imposed on the ability of utilities or power suppliers to utilize certain energy sources (such as through restrictions on fossil fuel or nuclear-generated electricity or ESG pressure not to use such sources of electricity generation), there will likely be increased strains on, and risks to the integrity, reliability, and resilience of electrical grids, and increased volatility and tightness in natural gas and electricity supplies across the world, and such events could negatively affect the cost, reliability, and availability of our natural gas and electricity supplies. Increased electrification will also likely increase the intermittency and variability of electricity and power supplies, which would exacerbate the foregoing challenges. Additionally, increased government regulations and public opposition to pipeline construction and electricity generation and transmission projects may result in the underinvestment in, or unavailability of, the infrastructure and logistics assets needed to obtain natural gas feedstocks and electricity in a reliable and cost-efficient manner. Although we actively manage these costs through contracting and hedging our exposure to price volatility as appropriate, and by pursuing projects that reduce our reliance on third parties and fortify the resilience of our assets, increases in prices for natural gas and electricity, or disruptions to our supply thereof, could materially and adversely affect our business, financial condition, results of operations, and liquidity.

Disruption of our ability to obtain crude oil, waste and renewable feedstocks, corn, and other feedstocks could adversely affect our operations.

We source our refining feedstock requirements throughout the world. We are, therefore, subject to the political, geographic, and economic risks attendant to doing business with suppliers located in, and supplies originating from, diverse areas. If one or more of our supply contracts were terminated, or if political or other events were to disrupt our traditional feedstock supply, we believe that adequate alternative supplies would be available, but it is possible that we would be unable to find adequate or optimal alternative sources of supply. Our refineries and plants without access to waterborne deliveries or offtake must rely on rail, pipeline, or ground transportation and thus may be more susceptible to such risks. If we are unable to obtain adequate or optimal volumes or are able to obtain such volumes only at unfavorable prices, our business, financial condition, results of operations, and liquidity could be materially adversely affected, including from reduced sales volumes of products or reduced margins as a result of higher costs. The U.S. government can also prevent or restrict us from doing business in or with other countries. For example, U.S. sanctions concerning Russia, Iran, and Venezuela limit, but not necessarily ban, the ability of most U.S. companies to engage in oil transactions involving these countries. U.S. and other government sanctions and actions by governments and private market participants to refrain from purchasing or transporting crude oil and petroleum-based products from particular countries

(such as in response to the Russia-Ukraine conflict) have impacted and may continue to impact trade flows, and have limited and may continue to limit our access to business opportunities in various countries.

Although Darling, the other joint venture member in DGD, supplies some of DGD's waste feedstock at competitive pricing, DGD must still secure a significant amount of its waste and renewable feedstock requirements from other sources. Should Darling's supply be disrupted or should supply from other sources become limited or only available on unfavorable terms, DGD could be required to develop alternate sources of supply, and it could be required to increase its utilization of waste and renewable feedstocks that produce lower margin products. As the volume of renewable diesel produced continues to increase, the competition for waste and renewable feedstocks will likely increase, which could place downward pressure on the margins associated with our Renewable Diesel segment's products. DGD will also likely be required to satisfy a greater amount of its waste and renewable feedstock supplies from international sources as the competition for these feedstocks continues to increase, which would increase its exposure to the political, geographic, regulatory, and economic risks attendant to doing business with suppliers located in, and supplies originating from, such areas. Should DGD's feedstock supply be disrupted, such an event could adversely impact its and our business, financial condition, results of operations, and liquidity.

Our Ethanol segment relies on corn sourced from local farmers and commercial elevators in the Mid-Continent region of the U.S. As a result, the corn supply for our Ethanol segment is acutely exposed to the effects that weather and other environmental events occurring in that region can have on the amount or timing of crop production. Crop production can also be affected by government policies (such as farming subsidies) and by market factors (such as changes in fertilizer prices). Any reduction or delay in crop production from these or similar events could reduce and disrupt the supply of, or otherwise increase our costs to obtain, corn for our Ethanol segment.

We are subject to risks arising from our operations outside the U.S. and generally to worldwide political and economic developments.

We operate and sell some of our products outside of the U.S., particularly in Canada, Europe, Mexico, Peru, and the U.K. Our business, financial condition, results of operations, and liquidity could be negatively impacted by disruptions in any of these markets, including due to expropriation or impoundment of assets, failure of foreign governments and state-owned entities to honor their contracts, property disputes, economic instability, restrictions on the transfer of funds, duties and tariffs, profits, windfall, or other taxes or penalties, transportation delays, import and export controls, labor unrest, security issues involving key personnel and government decisions, orders, mandates, investigations, regulations, issuances or revocations of permits and other authorizations, the effects of military conflicts, and changing regulatory and political environments. The occurrence of any such event could result in the halting, curtailing, or cessation of operations at impacted facilities, commercial restrictions, delay or cancellation of projects, increased costs, fines, penalties, or otherwise reduce our profitability and result in a material adverse effect on our business, financial condition, results of operations, and liquidity. We have experienced certain of these events in the past and expect to experience additional events in the future. We are also required to comply with U.S. and international laws and regulations. Actual or alleged violations of these laws could disrupt our business, cause us to incur significant legal expenses, and result in a material adverse effect on our business, financial condition, results of operations, and liquidity.

We are subject to interruptions and increased costs as a result of logistical disruptions and our reliance on third-party transportation of crude oil and other feedstocks and the products that we manufacture.

In addition to our own logistic assets, we use the services of third parties to transport feedstocks to our refineries and plants and to transport our products to market. If we experience prolonged interruptions of supply or increases in costs to deliver our products to market, or if the ability of the logistics assets used to transport our feedstocks or products is disrupted because of weather events, water levels of key waterways for trade, rail disruptions, cybersecurity incidents, accidents, derailments, collisions, fires, explosions, spills, public health crises, hostilities, or other government or third-party actions (including protests), it could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

Competitors that produce their own supply of feedstocks, own their own retail sites, or have greater financial resources may have a competitive advantage.

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined petroleum product markets. We compete with many companies for available supplies of crude oil and other feedstocks, and for third-party retail outlets for our refined petroleum products. We do not produce any of our primary feedstocks and we do not have a company-owned retail network. Some of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and some have extensive networks of retail sites. Such competitors are at times able to offset losses from liquid transportation fuels production operations with such other operations, and may be better positioned to withstand periods of depressed product margins or feedstock disruptions. Some of our competitors also have materially greater financial and other resources than we have and may have a greater ability to bear the economic risks inherent in all phases of our industry.

An interruption in one or more of our refineries or plants could adversely affect our business.

Our refineries, renewable diesel plants, and ethanol plants are our principal operating assets and are subject to planned and unplanned downtime and interruptions. Our operations could also be subject to significant interruption if one or more of our refineries or plants were to experience a major accident or mechanical failure, be damaged by severe weather or natural disasters (such as hurricanes) or man-made disasters (such as cybersecurity incidents or acts of terrorism), or otherwise be forced to shut down or curtail operations. If any refinery or plant, or related pipeline or terminal, were to experience an interruption in operations, our earnings could be materially and adversely affected (to the extent not recoverable through insurance) because of lost productivity and repair and other costs. Significant interruptions in our operations could also lead to increased volatility in the price of our feedstocks and many of our products. We have experienced certain of these events in the past, and although we focus on maintaining safe, stable, and reliable operations, we may experience additional events in the future.

Large capital projects can take many years to complete, and the political and regulatory environments or other market conditions may change or deteriorate over time, negatively impacting project returns.

We may engage in capital projects based on the forecasted project economics, political and regulatory environments, and the expected return on the capital to be employed. Large-scale projects take many years to complete, during which time the political and regulatory environment or other market conditions may change from our forecast. Supply chain disruptions may also delay projects or increase the costs associated therewith. As a result, we may not fully realize our expected returns, which could negatively impact our business, financial condition, results of operations, and liquidity.

Our investments in joint ventures and other entities decrease our ability to manage risk.

We conduct some of our operations through joint ventures in which we may share control over certain economic, legal, and business interests with other joint venture members. We also conduct some of our operations through entities in which we have a minority or no equity ownership interest, such as the variable interest entities (VIEs) described in Note 11 of Notes to Consolidated Financial Statements. The other joint venture members and the third-party equity holders of the VIEs may have economic, business, or legal interests, opportunities, or goals that are inconsistent with or different from our opportunities, goals, and interests, or may have different liquidity needs or financial condition characteristics than our own, be subject to different legal or contractual obligations than we are, or be unable to meet their obligations. For example, while we operate the DGD Plants and perform certain day-to-day operating and management functions for DGD as an independent contractor, we do not have full control of every aspect of DGD's business and certain significant decisions concerning DGD, including, among others, the acquisition or disposition of assets above a certain value threshold, making certain changes to DGD's business plan, raising debt or equity capital, DGD's distribution policy, and entering into particular transactions, which also require certain approvals from Darling. Additionally, although we consolidate certain VIEs, we do not have full control of every aspect of these VIEs, or the actions taken by their third-party equity holders, some of which may affect our business, legal position, financial condition, results of operations, and liquidity. Failure by us, an entity in which we have a joint venture interest, or the VIEs to adequately manage the risks associated with such entities, and any differences in views among us and other joint venture members or the third-party equity holders in the VIEs, could prevent or delay actions that are in the best interest of us, the joint venture, or the VIE, and could have a material adverse effect on our financial condition, results of operations, and liquidity.

We may incur losses and additional costs as a result of our hedging transactions.

We currently use commodity derivative instruments, and we expect to continue their use in the future. If the instruments we use to hedge our exposure to various types of risk are not effective or increase our exposure to unexpected events or risks, we may incur losses. In addition, we may be required to incur additional costs in connection with any future regulation of derivative instruments applicable to us.

Public health crises such as the COVID-19 pandemic have had and may continue to have, adverse impacts on our business, financial condition, results of operations, and liquidity.

The economic effects from the COVID-19 pandemic on our business were and may again be significant. Although our business has recovered since the onset of the pandemic in March 2020, there continues to be uncertainty and unpredictability about the lingering impacts to the worldwide economy that could negatively affect our business, financial condition, results of operations, and liquidity in future periods. The extent to which the pandemic and its effects may adversely impact our future business, financial condition, and results of operations, and for what duration and magnitude, depends on factors that are continuing to evolve, are difficult to predict and, in many instances, are beyond our control. The ultimate outcome of these and other factors may result in many adverse consequences including, but not limited to, reduced availability of critical staff, disruption or delays to supply chains for critical equipment or feedstock, reduced economic activity that negatively impacts demand for our products, and increased administrative, compliance, and operational costs. In addition, future public health crises could also result in significant economic disruption and other effects that adversely impact our business, financial condition, results of operations, and liquidity in future periods in ways similar to the COVID-19 pandemic and its effects. The adverse impacts of the COVID-19 pandemic had, and may continue to have, the effect of precipitating or heightening many of the other risks described in this section.

Legal, Government, and Regulatory Risks

Legal, political, and regulatory developments regarding climate, GHG emissions, or the environment could adversely affect our business, financial condition, results of operations, and liquidity.

Many government authorities across the world have imposed, and may impose in the future, policies or regulations designed to facilitate less petroleum-dependent modes of transportation (e.g., increases in fuel economy standards, low-carbon fuel standards, restrictions and bans on vehicles using liquid fuels, tariffs, tax incentives, and subsidies), which could reduce demand for our petroleum-based products and/or all liquid transportation fuels. For example, CARB has approved a series of regulations designed to phase out sales of internal combustion engine vehicles in California. As of December 2022, CARB updated its Scoping Plan to identify strategies to achieve statewide carbon neutrality by 2045, including measures to reduce fossil fuel consumption in California by 94 percent by mandating alternative fuel vehicles. Other government authorities across the world, such as the U.K., Canada, and other U.S. states have also announced plans and/or restrictions regarding the sale of new internal combustion engine vehicles and/or limitations on or penalties for the use of petroleum products and GHG emissions.

The U.S. federal government under the current presidential administration has also been aggressive in the scope, magnitude, and number of actions it has taken to address GHG emissions, including efforts to limit petroleum-dependent modes of transportation. For example, in January 2021, the current administration issued an executive order calling for a "whole of government" approach to climate change and environmental justice that seeks to organize and deploy the full capacity of the U.S. federal government in novel and coordinated ways that attempt to reduce GHG emissions and the use of most petroleum-based products. The current administration has also issued a number of other related executive orders, including orders requiring agencies to review environmental actions taken by the previous administration and directing the U.S. federal government to use its scale and procurement power to achieve a number of aspirational net-zero emissions goals, including, among others, 100 percent zero-emission vehicle acquisitions by 2035 and 100 percent zero-emission light-duty vehicle acquisitions by 2027.

These actions have contributed to a number of U.S. federal rulemakings aimed at regulating transportation GHG emissions, many of which ignore or downplay the full life cycle carbon footprint of EVs, and thereby seek to inappropriately advantage them over internal combustion engine vehicles. For example, in December 2021, the EPA finalized its "Revised 2023 and Later Model Year Light-Duty Vehicle Greenhouse Gas Emission Standards," revising the GHG emissions standards for light-duty vehicles for 2023 and later model years at a level that cannot be achieved by internal combustion engine vehicles through improvements in combustion efficiency. The National Highway Traffic Safety Administration also finalized a rule in May 2022 increasing the corporate average fuel economy and carbon dioxide standards for certain passenger cars and light-duty trucks such that automakers cannot demonstrate compliance without increasing the use of EVs. Together, these federal regulations seek to increase the market penetration of EVs and other alternative fuel vehicles, such that these vehicles would be expected to comprise 17 percent of model year 2026 passenger vehicle sales. The EPA states that its final rule is projected to reduce gasoline consumption by more than 360 billion gallons by 2050, reaching a 15 percent reduction in annual U.S. gasoline consumption in 2050. Moreover, the EPA has indicated that it intends in the near future to pursue more stringent GHG emissions standards for model year 2027 and later passenger vehicles and to seek GHG emissions reductions for medium and heavy-duty vehicles pursuant to its "Clean Truck Plan." Additionally, in July 2022, the Federal Highway Administration proposed rules that would require certain U.S. state departments of transportation and metropolitan planning organizations to establish declining carbon dioxide emissions targets for motor vehicle tailpipe carbon dioxide emissions that align with the current administration's net-zero targets. The IRA, which was

passed in August 2022, also includes substantial subsidies to promote EVs and other alternative fuel vehicles.

In addition to these U.S. federal measures, in March 2022, the EPA reinstated a waiver of preemption (which is currently subject to legal challenge) under federal law authorizing California to implement its "Advanced Clean Cars I" rule requiring sales of increasing percentages of alternative fuel vehicles, thereby also reviving other U.S. states' ability to adopt standards identical to California's. In November 2022, California approved its "Advanced Clean Cars II" rulemaking, which similarly requires an increasing percentage of zero-emission light-duty vehicle sales through 2035, at which time 100 percent of light-duty vehicle sales in California must be zero-emission vehicles. This rulemaking will be subject to a grant of a waiver of preemption by the EPA, as was recently reinstated for the Advanced Clean Cars I program. Several other states have already adopted or are expected to adopt these zero-emission vehicle mandates. California has also indicated that it intends to pursue similar zero-emission vehicle mandates for medium- and heavy-duty vehicles via its "Advanced Clean Fleets" rulemaking that is currently under development, and it is foreseeable that the EPA may waive preemption to allow these rules to take effect in California and in those states that elect to follow the California program.

Moreover, in 2005, the Kyoto Protocol to the 1992 United Nations (U.N.) Framework Convention on Climate Change, which establishes a binding set of GHG emissions targets, became binding on all countries that had ratified it. In 2015, the U.N. Climate Change Conference in Paris resulted in the creation of the Paris Agreement, which requires countries to review and "represent a progression" in their nationally determined contributions, which set emissions reduction goals every five years beginning in 2020. The terms of the Paris Agreement and the other executive orders and regulations discussed above are expected to result in additional regulatory actions, which could have a material adverse effect on our business. Incentives to conserve energy or use alternative energy sources in many locations where we currently operate, or may operate in the future, could negatively impact our business. Government authorities across the world are also considering, or have announced, profits or windfall taxes or penalties on fossil fuel companies, or have announced or imposed GHG emissions fees or changes that are adverse to refinery operations. For example, in September 2022, the EU passed legislation imposing a profits tax and penalty on certain fossil fuel companies, and similar taxes and penalties have been proposed in California.

These and other legal, political, regulatory, and international accord matters and developments regarding climate change, GHG or other air emissions, fuel efficiency, or the environment, including executive orders that mandate or encourage the use of electric, hybrid, and other alternative fuel vehicles or discourage or ban the use of internal combustion engine vehicles, may increase consumer preferences for, and adoption of, alternative fuel vehicles and decrease demand for our liquid fuels. These legal, political, and regulatory developments, as well as other similarly focused laws and regulations, such as, among others, the California and Quebec cap-and-trade programs, the U.K. Emissions Trading Scheme, the U.K. Renewable Transport Fuel Obligation, the South Coast Air Quality Management District's Rule 1109.1 – Emissions of Oxides of Nitrogen from Petroleum Refineries and Related Operations, CARB's Control Measure for Ocean-Going Vessels At Berth Rule, reductions in the National Ambient Air Quality Standards, bans or restrictions on certain chemicals or processes, and other laws related to climate, GHG emissions, environmental, health, or safety matters could result in increased costs and capital expenditures, among other impacts, to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities, and (iii) administer and manage any emissions or blending programs, including obtaining emission credits, allowances, or allotments. Such risks are particularly acute in California due to the pace and scope of anti-fossil fuel developments there.

Many of these legal, political, regulatory, and international accord matters and developments are subject to considerable uncertainty due to a number of factors, including technological and economic feasibility, legal challenges, and potential changes in law, regulation, or policy, and it is not currently possible to predict the ultimate effects of these matters and developments on us. However, a reduction in the demand for our products or an increase in costs or capital expenditures as a result of any of the foregoing events could materially and adversely affect our business, financial condition, results of operations, and liquidity. Such events could cause us to make changes with respect to our business plan, strategy, operations, and assets, that may impact our business and financial performance, including our current financial and accounting estimates and assumptions, and could result in negative publicity and litigation, which could materially and adversely affect our business, financial condition, results of operations, and liquidity.

The Renewable and Low-Carbon Fuel Programs, and other regulations, policies, and standards impacting the demand for low-carbon fuels could adversely affect our performance.

As described under "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Regulations, Policies, and Standards Driving Low-Carbon Fuel Demand*," government authorities across the world have issued, or are considering issuing, low-carbon fuel regulations, policies, and standards to help reduce GHG emissions and increase the percentage of low-carbon fuels in the transportation fuel mix. We strategically market our low-carbon fuels based on regional policies, feedstock preferences, CI scores, and our ability to obtain fuel pathways. A significant portion of our low-carbon fuels are sold in California, Canada, and Europe. Regarding the RFS, in December 2022, the EPA proposed a rule that would increase RVOs for 2023, 2024, and 2025. In a significant departure from the historical operation and intent of the RFS, the proposed rule would also allocate new RINs from renewable electricity used to power EVs and other alternative fuel vehicles (known as "eRINs") to the vehicle manufacturer.

We are exposed to the volatility in the market price of RINs, LCFS credits, and other credits, as described in Note 19 of Notes to Consolidated Financial Statements. We cannot predict the future prices of RINs, LCFS credits, or other credits. Prices for RINs, LCFS credits, and other credits are dependent upon a variety of factors, including, as applicable, EPA and state regulations, regulations of other countries and jurisdictions, the availability of RINs, LCFS credits, and other credits for purchase, transportation fuel production levels (which can vary significantly each quarter), approved CI pathways, and CI scores. The ultimate outcome of the recently proposed RVOs, RFS changes, and small refinery exemption (SRE) petition denials may also affect RIN prices. For example, the EPA's proposal to allow EV manufacturers to generate cellulosic biofuel (D3) eRINs based on contracts for renewable electricity and to establish aggressive volume obligations based on anticipated levels of eRIN generation may result in pricing volatility, based on the small number of entities that will have control over eRIN generation coupled with the absence of a robust D3 RIN bank due to previously low production volumes of cellulosic biofuel. If the RVOs for cellulosic biofuel are high relative to D3 RIN generation, RIN prices may rise, and the EPA may or may not issue cellulosic waiver credits in time to moderate prices spikes or at all. If an insufficient number of RINs, LCFS credits, or other credits is available for purchase (or available only at increased prices), or if we are otherwise unable to meet the EPA's RFS mandates or our other obligations under the Renewable and Low-Carbon Fuel Programs (for example, if there were to be demand destruction for gasoline, diesel, and renewable fuels resulting from displacement of internal combustion engine vehicles with EVs that results in production falling short of established RVOs, an acceleration of the blendwall, or other significant deviations from projected volumes), our business, financial condition, results of operations, and liquidity could be adversely affected.

In addition to the RFS and LCFS, we operate in multiple jurisdictions that have issued, or are considering issuing, similar low-carbon fuel regulations, policies, and standards, such as the CFR. The RFS, LCFS, and similar U.S. state and international low-carbon fuel regulations, policies, and standards are extremely complex, often have different or conflicting requirements or methodologies, and are frequently evolving, requiring us to periodically update our systems and controls to maintain compliance and monitoring, which could require significant expenditures, and presents an increased risk of administrative error. Our low-carbon fuels businesses could be materially and adversely affected if (i) these regulations, policies, and standards are adversely changed, not enforced, or discontinued, (ii) the benefits therefrom (such as Section 45Q and Section 45Z tax credits, the blender's tax credit, and other incentives) are reduced, (iii) any of the products we produce are deemed not to qualify for compliance therewith, or (iv) we are unable to satisfy or maintain any approved pathways. Such changes could also negatively impact the economic assumptions and projections with respect to many of our low-carbon projects and could have a material adverse impact on the timing of completion, project returns, and other outcomes with respect to such projects.

Applicable environmental, health, and safety laws could adversely affect our performance.

Our operations are subject to extensive environmental, health, and safety laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, GHG emissions, and characteristics and composition of fuels. Certain of these laws and regulations could impose obligations to conduct assessment or remediation efforts at our refineries and plants, as well as at formerly owned properties or third-party sites where we have taken wastes for disposal or where our wastes may have migrated. The principal environmental risks associated with our operations are emissions into the air, handling of waste, and releases into the soil, surface water, or groundwater. Environmental laws also may impose liability on us for the conduct of third parties or for actions that complied with applicable requirements when taken, regardless of negligence or fault.

Because environmental, health, and safety laws and regulations are becoming more stringent and new environmental, health, and safety laws and regulations are continuously being enacted or proposed, the level of expenditures required for environmental matters could increase in the future. Current and future legislative action and regulatory initiatives could result in increased difficulty in obtaining permits, changes to permits, material changes in operations, increased capital expenditures and operating costs, increased costs of our products, and decreased demand for our products, that cannot be assessed with certainty at this time. We may be required to make expenditures to modify operations, discontinue the use of certain assets, feedstocks, chemicals, or products, or install or modify pollution control or other equipment that could materially and adversely affect our business, financial condition, results of operations, and liquidity. We may also face liability for personal injury, property, and natural resource damage, environmental justice impacts, or clean-up costs due to actual or alleged emissions, pollution, contamination, and/or exposure to, or regulation of, chemicals or other regulated materials, such as various perfluorinated compounds, per- and polyfluoroalkyl substances, benzene, MTBE, and petroleum hydrocarbons, at or from our current and formerly owned facilities. Such liability or expenditures could materially and adversely affect our business, financial condition, results of operations, and liquidity.

Litigation, regulatory proceedings, and mandatory disclosure requirements related to climate change and other ESG matters, or aimed at the fossil fuel industry, could adversely affect our performance.

We could face increased climate-related litigation with respect to our operations, disclosures, or products. Governments and private parties across the world have filed lawsuits or initiated regulatory action against fossil fuel companies. Such lawsuits and actions often allege non-compliance with applicable laws or

regulations, or damages as a result of climate change, and seek damages and/or abatement under various tort and other theories. Similar lawsuits and regulatory actions may be brought in these and other jurisdictions. Governments and private parties are also increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements and disclosures by companies regarding climate change and other ESG matters are false and misleading "greenwashing" that violate deceptive trade practices, consumer protection statutes, or other similar laws and regulations, or are fraudulent or misleading under applicable corporate, securities, stock exchange, or other similar laws and regulations. Similar issues can also arise relating to aspirational statements such as net-zero or carbon neutrality targets that are made without an adequate basis to support such statements. Such suits or actions present a high degree of uncertainty regarding the extent to which fossil fuel companies face an increased risk of liability stemming from climate change or other ESG matters.

In addition to voluntary disclosures in response to investor and stakeholder requests, many governments have also proposed or adopted regulations that impose disclosure obligations with respect to various climate change and other ESG matters. For example, in March 2022, the SEC proposed sweeping and novel disclosure obligations with respect to climate change and GHG emissions reporting for U.S. publicly-traded companies. Also, in November 2022, various U.S. federal agencies jointly proposed an amendment to the Federal Acquisition Regulation that would require government contractors to publicly disclose their GHG emissions, respond to a climate disclosure questionnaire, and set and disclose GHG emissions reduction goals, in each case based on or utilizing specified private third-party frameworks or standards that have not been widely adopted. Other countries where we operate or do business, such as the U.K., have also recently passed laws requiring, or announced their intention to mandate, various climate disclosures and targets by companies. Some governments have also adopted regulations, or are launching investigations and requesting information, based on pricing practices in the fossil fuel industry. For example, in September 2022, California adopted the Oil Refinery Cost Disclosure Act (SB 1322), which will require refineries in California to report monthly on the volume and cost of the crude oil they buy, the quantity and price of the wholesale gasoline they sell, and the gross gasoline margin per barrel, among other information, some or all of which data could become publicly available. Our efforts to comply with these and other requests and regulations could subject us to risk by requiring disclosure of information that (i) is protected trade secrets and/or competitively sensitive information, (ii) exposes us to litigation and government investigations related to anti-trust laws or other applicable pricing or non-disclosure laws or obligations, (iii) is inconsistent with other government regulations or our current disclosures that may utilize different methodologies or standards, and (iv) can be used to advance agendas that disfavor the fossil fuel industry.

Actions by the U.S. government to enter into, withdraw from, or modify current or future trade agreements could adversely affect our business, financial condition, results of operations, and liquidity.

The previous U.S. presidential administration questioned certain existing and proposed trade agreements. For example, that administration withdrew the U.S. from the Trans-Pacific Partnership. In addition, that administration implemented and proposed various trade tariffs, which resulted in foreign governments responding with tariffs on U.S. goods. Changes in U.S. social, political, regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development, and investment could adversely affect our business. For example, the imposition of tariffs, export bans, or other international trade barriers could affect our ability to obtain feedstocks from international sources, increase our costs, and reduce the competitiveness of our products. Although there is currently uncertainty around the likelihood, timing, and details of many such actions, if the current U.S. administration takes action to enter into, withdraw from, or modify current or future international trade agreements, our business, financial condition, results of operations, and liquidity could be adversely affected.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use, gross receipts, and value-added taxes), payroll taxes, franchise taxes, withholding taxes, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. For example, the IRA contains significant changes to U.S. tax law including, but not limited to, a corporate minimum tax and a one percent excise tax on the purchase by companies of their own stock, which are generally effective in 2023 or later. Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Although we believe we have used reasonable interpretations and assumptions in calculating our tax liabilities, the final determination of these tax audits and any related proceedings cannot be predicted with certainty. Any adverse outcome of any of such tax audits or related proceedings could result in unforeseen tax-related liabilities that may, individually or in the aggregate, materially affect our cash tax liabilities, and, as a result, our business, financial condition, results of operations, and liquidity. Tax rates in the various jurisdictions in which we operate may change significantly as a result of political or economic factors beyond our control. It is also possible that future changes to tax laws or tax treaties, or interpretations thereof, could impact our ability to realize the tax savings recorded to date and adversely affect our future effective tax rates.

Cyber Security and Privacy Related Risks

A significant breach of our information technology systems could adversely affect our business.

Our information technology systems and network infrastructure may be subject to unauthorized access or attack (and we are frequently subject to such attempts), including ransom-related incidents that could result in increased costs to prevent, and be prepared to respond to or mitigate such events, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Such events could also result in (i) a loss of intellectual property, proprietary information, or employee, customer, supplier, or vendor data, (ii) public disclosure of sensitive information, (iii) systems interruption, (iv) disruption of our business operations, (v) remediation costs and repairs of system damage, (vi) reputational damage that adversely affects customer, supplier, or investor confidence, and (vii) damage to our competitiveness, the price of our securities, and long-term stockholder value. A breach could also originate from or compromise our customers', vendors', suppliers', or other third-party networks outside of our control that could impact our business and operations, as occurred with the Colonial Pipeline cybersecurity incident in May 2021. Although we implement stringent controls on third-party connectivity to our systems, we have limited control over ensuring their systems consistently enforce strong cybersecurity controls. Increased risks of such attacks and disruptions also exist because of the continuing Russia-Ukraine conflict. A breach may also result in legal claims or proceedings against us by our stockholders, employees, customers, vendors, and government authorities. There can be no assurance that our current or future infrastructure protection technologies and disaster recovery plans can prevent such breaches, cyber, and ransom-related incidents, or systems failures, any of which could have a material adverse effect on our business, financial condition, results of operations, and liquidity. The continuing and evolving threat of cybersecurity incidents has also resulted in increased regulatory focus on prevention and disclosure, such as the directive issued by the U.S. Transportation Security Administration following the Colonial Pipeline cybersecurity incident, the obligations imposed by the U.S. Cyber Incident Reporting for Critical Infrastructure Act adopted in March 2022, and the SEC's proposed cybersecurity disclosure rule. We may be required to expend significant additional resources to comply with such laws and regulations, incur fines for noncompliance, and otherwise be exposed to litigation and regulatory action as a result thereof.

Increasing legal and regulatory focus on data privacy and security issues could expose us to increased liability and operational changes and costs that could materially and adversely affect our business.

Along with our own data and information in the normal course of our business, we collect and retain certain data that is subject to specific laws and regulations. The processing of this data domestically and transferring of this data across international borders is becoming increasingly complex. This data is subject to regulation at various levels of government in many areas of our business and in jurisdictions across the world, including data privacy and security laws such as the California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), the EU General Data Protection Regulation (GDPR), the U.K. and General Data Protection Regulation (U.K. GDPR), the standard contractual clauses (SCC) recently adopted by the European Commission and the U.K. Parliament for the processing and transfer of personal data in compliance with the GDPR and/or the U.K. GDPR, and Quebec's Bill 64 (Bill 64). In addition to the CCPA, CPRA, the GDPR, the U.K. GDPR, and related SCCs, as well as Bill 64, we operate in multiple jurisdictions that have issued, or are considering issuing, similar data privacy laws. As the number and stringency of data privacy laws applicable to us continues to increase, we will face increasingly complex compliance challenges, as well as monitoring and control obligations, that have raised and could continue to raise our costs, and place increased demand on company resources. As the implementation, interpretation, and enforcement of such laws continues to progress and evolve, there may also be a range of new compliance challenges that amplify such risks. Any failure by us (or any company we acquire) to comply with these laws and regulations, including as a result of a security or privacy breach, or otherwise, could result in significant penalties and liabilities and expose us to litigation.

General Risk Factors

Uncertainty and illiquidity in financial markets, or changes in our credit profile or ratings, can adversely affect our ability to obtain credit and capital, increase our costs, and limit our flexibility.

Our ability to obtain credit and capital depends in large measure on capital markets and liquidity factors that we do not control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by rising interest rates, inflation, unstable or illiquid market conditions, or adverse changes in our credit profile or to our credit ratings. This could adversely impact and limit our ability to obtain favorable credit and debt financing, raise our cost of capital, or require us to provide collateral, or other forms of security, which would increase our costs and restrict operational and financial flexibility. Unstable or illiquid market conditions could also negatively impact our pension plans' assets and funding requirements, and uncertainties associated with the transition away from the London Interbank Offered Rate could adversely affect financial markets and the interest rates we pay.

From time to time, we may need to supplement our cash generated from operations with proceeds from financing activities or provide letters of credit in certain commercial transactions. We have existing revolving credit facilities, uncommitted letter of credit facilities, and an accounts receivable sales facility intended to provide us with available financing to meet our ongoing cash needs and commercial requirements. In addition, we rely on the counterparties to our commodity hedging and derivative instruments to fund their obligations under such arrangements. Uncertainty and illiquidity in financial markets could have an adverse impact on our lenders, financial institutions, commodity hedging and derivative counterparties, and customers, causing them to fail to meet their obligations to us, which could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

Severe weather events may have an adverse effect on our assets and operations.

Severe weather events, such as storms, hurricanes, droughts, or floods, could have an adverse effect on our operations and could increase our costs. For example, severe weather events can have an impact on crop production and reduce the supply of, or increase our costs to obtain, feedstocks for our Ethanol and Renewable Diesel segments. We have incurred and expect to continue to incur additional costs and expenses to keep our facilities performing and to mitigate and reduce the risk of severe weather to our operations. If more intense or frequent severe weather events occur, the physical and disruptive effects could have a material adverse impact on our operations and assets.

Our business may be negatively affected by work stoppages, slowdowns, or strikes, as well as by new legislation or an inability to attract and retain sufficient labor, and increased costs related thereto.

Certain employees at five of our U.S. refineries, as well as at each of our Canada and U.K. refineries, and one of our terminals, are covered by collective bargaining or similar agreements, which generally have unique and independent expiration dates. To the extent we are in negotiations for labor agreements expiring in the future, there is no assurance an agreement will be reached without a strike, work stoppage, or other labor action. Any prolonged strike, work stoppage, or other labor action at our facilities or at facilities owned or operated by third parties that support our operations could have an adverse effect on our business, financial condition, results of operations, and liquidity. Future U.S. federal, state, or international labor legislation could result in labor shortages and higher costs.

There also continues to be a tight labor market despite the COVID-19 pandemic having largely subsided. Increases in remote work opportunities have also amplified the competition for employees and contractors. An inability to recruit, train, and retain adequate personnel, or the loss or departure of personnel with key skills or deep institutional knowledge for whom we are unable to find adequate replacements, may negatively impact our business. Inflation has also caused and may in the future cause increases in employee-related costs, both due to higher wages and changes in our pension valuations, and such pension valuations changes have incentivized and may in the future incentivize early retirement.

Our ability to fully insure losses arising from our operating hazards could materially and adversely affect our business, financial condition, results of operations, and liquidity.

Our operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards, and natural catastrophes. As protection against these hazards, we maintain insurance coverage against some, but not all, potential losses and liabilities. We may not be able to maintain or obtain insurance of the type and amount we need, or at acceptable rates. As a result of market conditions, premiums and deductibles for certain insurance policies could increase substantially. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, coverage for hurricane damage is very limited, and coverage for terrorism and cyber risks have broad exclusions. If we incur a significant loss or liability for which we are not fully insured, it could have a material adverse effect on our business, financial condition, results of operations, and liquidity. As a result, we can provide no assurance that we will be able to obtain the full insurance coverage for insured events.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 3. LEGAL PROCEEDINGS

LITIGATION

We incorporate by reference into this Item our disclosures made in Note 1 of Notes to Consolidated Financial Statements under "Legal Contingencies."

ENVIRONMENTAL ENFORCEMENT MATTERS

While it is not possible to predict the outcome of the following environmental proceedings, if any one or more of them were decided against us, we believe that there would be no material effect on our financial condition, results of operations, and liquidity. We are reporting these proceedings to comply with SEC regulations, which require us to disclose certain information about proceedings arising under U.S. federal, state, or local provisions regulating the discharge of materials into the environment or protecting the environment if we reasonably believe that such proceedings have the potential to result in monetary sanctions of $300,000 or more.

EPA (Benicia Refinery). In our annual report on Form 10-K for the year ended December 31, 2021, we reported that the EPA had issued a Notice of Potential Violations and Opportunity to Confer related to a series of inspections conducted by the EPA arising out of a 2019 emissions event at our Benicia Refinery. We are working with the EPA to resolve this matter.

Texas Attorney General (Texas AG) (Port Arthur Refinery). In our annual report on Form 10-K for the year ended December 31, 2021, we reported that the Texas AG had filed suit against our Port Arthur Refinery in the 419th Judicial District Court of Travis County, Texas, Cause No. D-1-GN-19-004121, for alleged violations of the Clean Air Act seeking injunctive relief and penalties. We are working with the Texas AG to resolve this matter.

Bay Area Air Quality Management District (BAAQMD) (Benicia Refinery). In our annual report on Form 10-K for the year ended December 31, 2021, we reported that we had received a Violation Notice from the BAAQMD related to atmospheric emissions at our Benicia Refinery. We are working with the BAAQMD to resolve this matter.

Texas Commission on Environmental Quality (TCEQ) (Corpus Christi East Refinery). In our annual report on Form 10-K for the year ended December 31, 2021, we reported that we had received a Notice of Enforcement from the TCEQ relating to Title V permit deviations at our Corpus Christi East Refinery. We are working with the TCEQ to resolve this matter.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NYSE under the trading symbol "VLO."

As of January 31, 2023, there were 4,562 holders of record of our common stock.

Dividends are considered quarterly by the Board, may be paid only when approved by the Board, and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements, and other factors and restrictions our Board deems relevant. There can be no assurance that we will pay a dividend in the future at the rates we have paid historically, or at all.

The following table discloses purchases of shares of our common stock made by us or on our behalf during the fourth quarter of 2022.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (b)
October 2022	94,879	$ 127.85	—	$4.1 billion
November 2022	5,718,669	$ 134.80	5,670,935	$3.3 billion
December 2022	7,983,898	$ 122.03	7,980,785	$2.3 billion
Total	13,797,446	$ 127.36	13,651,720	$2.3 billion

(a) The shares reported in this column include 145,726 shares related to our purchases of shares from our employees and non-employee directors in connection with the exercise of stock options, the vesting of restricted stock, and other stock compensation transactions in accordance with the terms of our stock-based compensation plans.

(b) On January 23, 2018, we announced that our Board authorized our purchase of up to $2.5 billion of our outstanding common stock with no expiration date, and we completed all authorized share purchases under that program during the second quarter of 2022. On July 7, 2022, we announced that our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date, and we completed all authorized share purchases under that program during the fourth quarter of 2022. On October 26, 2022, our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date (the October 2022 Program). As of December 31, 2022, we had $2.3 billion of our outstanding common stock remaining available for purchase under this program. On February 23, 2023, our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date, which is in addition to the amount remaining under the October 2022 Program.

The performance graph below is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, respectively.

This performance graph and the related textual information are based on historical data and are not indicative of future performance. The following line graph compares the cumulative total return[3] on an investment in our common stock against the cumulative total return of the S&P 500 Composite Index and an index of peers (that we selected) for the five-year period commencing December 31, 2017 and ending December 31, 2022. Our selected peer group comprises the following ten members: ConocoPhillips; CVR Energy, Inc.; Delek US Holdings, Inc.; the Energy Select Sector SPDR Fund; EOG Resources, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; Occidental Petroleum Corporation; PBF Energy Inc.; and Phillips 66. The Energy Select Sector SPDR Fund (XLE) serves as a proxy for stock price performance of the energy sector and includes energy companies with which we compete for capital. We believe that our peer group represents a group of companies for making head-to-head performance comparisons in a competitive operating environment that is primarily characterized by U.S.-based companies that have business models predominantly consisting of downstream refining operations, together with similarly sized energy companies that share operating similarities to us, and that are in adjacent segments of the oil and gas industry.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN[3]
Among Valero, the S&P 500 Index, and Peer Group



	As of December 31,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
Valero common stock	$ 100.00	$ 84.28	$ 109.87	$ 70.75	$ 99.28	$ 173.77
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.89
Peer Group	100.00	93.30	96.50	59.30	96.35	168.49

---

[3] Assumes that an investment in Valero common stock, the S&P 500 index, and our peer group was $100 on December 31, 2017. Cumulative total return is based on share price appreciation plus reinvestment of dividends from December 31, 2017 through December 31, 2022.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is management's perspective of our current financial condition and results of operations, and should be read in conjunction with "ITEM 1A. RISK FACTORS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" included in this report. This discussion and analysis includes the years ended December 31, 2022 and 2021 and comparison between such years. The discussion for the year ended December 31, 2020 and comparison between the years ended December 31, 2021 and 2020 have been omitted from this annual report on Form 10-K for the year ended December 31, 2022, as such information can be found in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in our annual report on Form 10-K for the year ended December 31, 2021, which was filed on February 22, 2022.

CAUTIONARY STATEMENT FOR THE PURPOSE OF SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report, including without limitation our disclosures below under "OVERVIEW AND OUTLOOK," includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words "anticipate," "believe," "expect," "plan," "intend," "scheduled," "estimate," "project," "projection," "predict," "budget," "forecast," "goal," "guidance," "target," "could," "would," "should," "may," "strive," "seek," "potential," "opportunity," "aimed," "considering," "continue," and similar expressions.

These forward-looking statements include, among other things, statements regarding:

- the effects and impact of the emergence of new variants of the COVID-19 virus and government responses thereto;
- the effect, impact, potential duration or timing, or other implications of the Russia-Ukraine conflict;
- future Refining segment margins, including gasoline and distillate margins, and discounts;
- future Renewable Diesel segment margins;
- future Ethanol segment margins;
- expectations regarding feedstock costs, including crude oil differentials, product prices for each of our segments, and operating expenses;
- anticipated levels of crude oil and liquid transportation fuel inventories and storage capacity;
- expectations regarding the levels of, and timing with respect to, the production and operations at our existing refineries and plants, and projects under construction;
- our anticipated level of capital investments, including deferred turnaround and catalyst cost expenditures, our expected allocation between, and/or within, growth capital expenditures and sustaining capital expenditures, capital expenditures for environmental and other purposes, and joint venture investments, the expected timing applicable to such capital investments and any related projects, and the effect of those capital investments on our business, financial condition, results of operations, and liquidity;
- our anticipated level of cash distributions or contributions, such as our dividend payment rate and contributions to our qualified pension plans and other postretirement benefit plans;

- our ability to meet future cash requirements, whether from funds generated from our operations or our ability to access financial markets effectively, and our ability to maintain sufficient liquidity;
- our evaluation of, and expectations regarding, any future activity under our share purchase program or transactions involving our debt securities;
- anticipated trends in the supply of, and demand for, crude oil and other feedstocks and refined petroleum products, renewable diesel, and ethanol and corn related co-products in the regions where we operate, as well as globally;
- expectations regarding environmental, tax, and other regulatory matters, including the anticipated amounts and timing of payment with respect to our deferred tax liabilities, matters impacting our ability to repatriate cash held by our foreign subsidiaries, and the anticipated effect thereof on our business, financial condition, results of operations, and liquidity;
- the effect of general economic and other conditions, including inflation and economic activity levels, on refining, renewable diesel, and ethanol industry fundamentals;
- expectations regarding our risk management activities, including the anticipated effects of our hedge transactions;
- expectations regarding our counterparties, including our ability to pass on increased compliance costs and timely collect receivables, and the credit risk within our accounts receivable or accounts payable;
- expectations regarding adoptions of new, or changes to existing, low-carbon fuel standards or policies, blending and tax credits, or efficiency standards that impact demand for renewable fuels; and
- expectations regarding our publicly announced GHG emissions reduction/displacement targets and our current and any future low-carbon projects.

We based our forward-looking statements on our current expectations, estimates, and projections about ourselves, our industry, and the global economy and financial markets generally. We caution that these statements are not guarantees of future performance or results and involve known and unknown risks and uncertainties, the ultimate outcomes of which we cannot predict with certainty. In addition, we based many of these forward-looking statements on assumptions about future events, the ultimate outcomes of which we cannot predict with certainty and which may prove to be inaccurate. Accordingly, actual performance or results may differ materially from the future performance or results that we have expressed, suggested, or forecast in the forward-looking statements. Differences between actual performance or results and any future performance or results expressed, suggested, or forecast in these forward-looking statements could result from a variety of factors, including the following:

- the effects arising out of the Russia-Ukraine conflict, including with respect to changes in trade flows and impacts to crude oil and other markets;
- demand for, and supplies of, refined petroleum products (such as gasoline, diesel, jet fuel, and petrochemicals), renewable diesel, and ethanol and corn related co-products;
- demand for, and supplies of, crude oil and other feedstocks;
- the effects of public health threats, pandemics, and epidemics, such as the COVID-19 pandemic and variants of the virus, governmental and societal responses thereto, and the adverse impacts of the foregoing on our business, financial condition, results of operations, and liquidity, and the global economy and financial markets generally;
- acts of terrorism aimed at either our refineries and plants or third-party facilities that could impair our ability to produce or transport refined petroleum products, renewable diesel, ethanol, or corn related co-products, to receive feedstocks, or otherwise operate efficiently;

- the effects of war or hostilities, and political and economic conditions, in countries that produce crude oil or other feedstocks or consume refined petroleum products, renewable diesel, ethanol or corn related co-products;
- the ability of the members of OPEC to agree on and to maintain crude oil price and production controls;
- the level of consumer demand, consumption, and overall economic activity, including the effects from seasonal fluctuations and market prices;
- refinery, renewable diesel plant, or ethanol plant overcapacity or undercapacity;
- the risk that any transactions may not provide the anticipated benefits or may result in unforeseen detriments;
- the actions taken by competitors, including both pricing and adjustments to refining capacity or renewable fuels production in response to market conditions;
- the level of competitors' imports into markets that we supply;
- accidents, unscheduled shutdowns, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party service providers;
- changes in the cost or availability of transportation or storage capacity for feedstocks and our products;
- political pressure and influence of environmental groups and other stakeholders upon policies and decisions related to the production, transportation, storage, refining, processing, marketing, and sales of crude oil or other feedstocks, refined petroleum products, renewable diesel, ethanol, or corn related co-products;
- the price, availability, technology related to, and acceptance of alternative fuels and alternative-fuel vehicles, as well as sentiment and perceptions with respect to GHG emissions more generally;
- the levels of government subsidies for, and executive orders, mandates, or other policies with respect to, alternative fuels, alternative-fuel vehicles, and other low-carbon technologies or initiatives, including those related to carbon capture, carbon sequestration, and low-carbon fuels, or affecting the price of natural gas and/or electricity;
- the volatility in the market price of compliance credits (primarily RINs needed to comply with the RFS) under the Renewable and Low-Carbon Fuel Programs and emission credits needed under other environmental emissions programs;
- delay of, cancellation of, or failure to implement planned capital or other projects and realize the various assumptions and benefits projected for such projects or cost overruns in constructing such planned capital projects;
- earthquakes, hurricanes, tornadoes, winter storms, and other weather events, which can unforeseeably affect the price or availability of electricity, natural gas, crude oil, waste and renewable feedstocks, corn, and other feedstocks, critical supplies, refined petroleum products, renewable diesel, and ethanol;
- rulings, judgments, or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;
- legislative or regulatory action, including the introduction or enactment of legislation or rulemakings by government authorities, environmental regulations, changes to income tax rates, introduction of a global minimum tax, windfall taxes or penalties, tax changes or restrictions impacting the foreign repatriation of cash, actions implemented under the Renewable and Low-Carbon Fuel Programs and other environmental emissions programs, including changes to volume requirements or other obligations or exemptions under the RFS, and actions arising from

the EPA's or other government agencies' regulations, policies, or initiatives concerning GHGs, including mandates for or bans of specific technology, which may adversely affect our business or operations;

- changing economic, regulatory, and political environments and related events in the various countries in which we operate or otherwise do business, including trade restrictions, expropriation or impoundment of assets, failure of foreign governments and state-owned entities to honor their contracts, property disputes, economic instability, restrictions on the transfer of funds, duties and tariffs, transportation delays, import and export controls, labor unrest, security issues involving key personnel, and decisions, investigations, regulations, issuances or revocations of permits and other authorizations, and other actions, policies, and initiatives by the states, counties, cities, and other jurisdictions in the countries in which we operate or otherwise do business;
- changes in the credit ratings assigned to our debt securities and trade credit;
- the operating, financing, and distribution decisions of our joint ventures or other joint venture members that we do not control;
- changes in currency exchange rates, including the value of the Canadian dollar, the pound sterling, the euro, the Mexican peso, and the Peruvian sol relative to the U.S. dollar;
- the adequacy of capital resources and liquidity, including availability, timing, and amounts of cash flow or our ability to borrow or access financial markets;
- the costs, disruption, and diversion of resources associated with campaigns and negative publicity commenced by investors, stakeholders, or other interested parties;
- overall economic conditions, including the stability and liquidity of financial markets, and the effect thereof on consumer demand; and
- other factors generally described in the "RISK FACTORS" section included in "ITEM 1A. RISK FACTORS" in this report.

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those expressed, suggested, or forecast in any forward-looking statements. Such forward-looking statements speak only as of the date of this annual report on Form 10-K and we do not intend to update these statements unless we are required by applicable securities laws to do so.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing, as it may be updated or modified by our future filings with the SEC. We undertake no obligation to publicly release any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events unless we are required by applicable securities laws to do so.

NON-GAAP FINANCIAL MEASURES

The discussions in "OVERVIEW AND OUTLOOK," "RESULTS OF OPERATIONS," and "LIQUIDITY AND CAPITAL RESOURCES" below include references to financial measures that are not defined under U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures include adjusted operating income (including adjusted operating income for each of our reportable segments, as applicable); Refining, Renewable Diesel, and Ethanol segment margin; and capital investments attributable to Valero. We have included these non-GAAP financial measures to help facilitate the comparison of operating results between years, to help assess our cash flows, and because we believe they provide useful information as discussed further below. See the tables in note (h)

beginning on page 52 for reconciliations of adjusted operating income (including adjusted operating income for each of our reportable segments, as applicable) and Refining, Renewable Diesel, and Ethanol segment margin to their most directly comparable GAAP financial measures. Also in note (h), we disclose the reasons why we believe our use of such non-GAAP financial measures provides useful information. See the table on page 60 for a reconciliation of capital investments attributable to Valero to its most directly comparable GAAP financial measure. On page 59, we disclose the reasons why we believe our use of this non-GAAP financial measure provides useful information.

OVERVIEW AND OUTLOOK

Overview

Business Operations Update

Our results for the year ended December 31, 2022 were favorably impacted by the effect from the ongoing recovery in the worldwide demand for petroleum-based transportation fuels while the worldwide supply of those products remained constrained. This supply and demand imbalance has contributed to increases in the market prices of petroleum-based transportation fuels (as well as crude oil and other feedstocks that are processed to make these products) and thus in refining margins. Supply has remained constrained for a variety of reasons, including, but not limited to, effects from refinery closures and disruptions in the crude oil and petroleum-based products markets resulting from the Russia-Ukraine conflict. Refineries closed over the last two years and other refineries ceased crude oil processing and are transitioning to renewable fuel production. In addition, these negative impacts to the supply of petroleum-based products were exacerbated during the second quarter of 2022 by the Russia-Ukraine conflict as a result of countries and private market participants responding to the conflict by taking actions to refrain from purchasing and transporting Russian crude oil and petroleum-based products; however, some of the uncertainties and related impacts began dissipating throughout the last six months of 2022.

The strong demand for our products and the increase in refining margins were the primary contributors to to us reporting $11.5 billion of net income attributable to Valero stockholders for the year ended December 31, 2022. Our operating results for 2022, including operating results by segment, are described in the summary on the following page, and detailed descriptions can be found below under "RESULTS OF OPERATIONS."

Our operations generated $12.6 billion of cash in 2022. This cash was used to make $2.7 billion of capital investments in our business and return $6.1 billion to our stockholders through purchases of common stock for treasury and dividend payments. In addition, we completed various debt reduction and refinancing transactions that reduced our debt by approximately $2.7 billion in 2022, as described in Note 8 of Notes to Consolidated Financial Statements. As a result of this activity, our cash and cash equivalents increased by $740 million during 2022 to $4.9 billion as of December 31, 2022. We had $10.1 billion in liquidity as of December 31, 2022. The components of our liquidity and descriptions of our cash flows, capital investments, and other matters impacting our liquidity and capital resources can be found below under "LIQUIDITY AND CAPITAL RESOURCES."

Results for the Year Ended December 31, 2022

For 2022, we reported net income attributable to Valero stockholders of $11.5 billion compared to $930 million for 2021. The increase of $10.6 billion was primarily due to an increase in operating income of $13.6 billion, partially offset by an increase in income tax expense of $3.2 billion. The details of our operating income and adjusted operating income by segment and in total are reflected below. Adjusted operating income excludes the adjustments reflected in the tables in note (h) beginning on page 52.

	Year Ended December 31,		
	2022	**2021**	**Change**
Refining segment:			
Operating income	$ 15,803	$ 1,862	$ 13,941
Adjusted operating income	15,762	1,944	13,818
Renewable Diesel segment:			
Operating income	774	709	65
Adjusted operating income	774	712	62
Ethanol segment:			
Operating income	110	473	(363)
Adjusted operating income	151	522	(371)
Total company:			
Operating income	15,690	2,130	13,560
Adjusted operating income	15,710	2,264	13,446

While our operating income increased by $13.6 billion in 2022 compared to 2021, adjusted operating income increased by $13.4 billion primarily due to the following:

- *Refining segment.* Refining segment adjusted operating income increased by $13.8 billion primarily due to higher gasoline and distillate (primarily diesel) margins and higher throughput volumes, partially offset by lower margins on other products and higher operating expenses (excluding depreciation and amortization expense).

- *Renewable Diesel segment.* Renewable Diesel segment adjusted operating income increased by $62 million primarily due to higher sales volumes and higher renewable diesel prices, partially offset by higher feedstock costs, an unfavorable impact from commodity derivative instruments associated with our price risk management activities, higher operating expenses (excluding depreciation and amortization expense), and higher depreciation and amortization expense.

- *Ethanol segment.* Ethanol segment adjusted operating income decreased by $371 million primarily due to higher corn prices and higher operating expenses (excluding depreciation and amortization expense), partially offset by higher ethanol and corn related co-product prices.

Outlook

Many uncertainties remain with respect to the supply and demand imbalance in the petroleum-based products market worldwide, and while it is difficult to predict the ultimate economic impacts this may have on us, we have noted several factors below that have impacted or may impact our results of operations during the first quarter of 2023.

• Gasoline and diesel demand have returned to near pre-pandemic levels and are expected to follow typical seasonal patterns. Jet fuel demand continues to improve, but remains below pre-pandemic levels.

• Light product (gasoline, diesel, and jet fuel) inventories in the U.S. and Europe are below historical levels and should support continued high utilization of refining capacity.

• Crude oil discounts are expected to remain near current levels absent changes in crude oil supply or availability.

• Renewable diesel margins are expected to remain consistent with current levels. Following the start-up of the DGD Port Arthur Plant in the fourth quarter of 2022, DGD's combined renewable diesel production capacity increased by 470 million gallons per year, from 700 million gallons to approximately 1.2 billion gallons per year.

• Ethanol demand is expected to follow typical seasonal patterns.

RESULTS OF OPERATIONS

The following tables, including the reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures in note (h) beginning on page 52, highlight our results of operations, our operating performance, and market reference prices that directly impact our operations. Note references in this section can be found on pages 50 through 55.

Financial Highlights by Segment and Total Company
(millions of dollars)

	Year Ended December 31, 2022				
	Refining	**Renewable Diesel**	**Ethanol**	**Corporate and Eliminations**	**Total**
Revenues:					
Revenues from external customers	$ 168,154	$ 3,483	$ 4,746	$ —	$ 176,383
Intersegment revenues	56	2,018	740	(2,814)	—
Total revenues	168,210	5,501	5,486	(2,814)	176,383
Cost of sales:					
Cost of materials and other (a)	144,588	4,350	4,628	(2,796)	150,770
Operating expenses (excluding depreciation and amortization expense reflected below)	5,509	255	625	—	6,389
Depreciation and amortization expense (c)	2,247	122	59	—	2,428
Total cost of sales	152,344	4,727	5,312	(2,796)	159,587
Asset impairment loss (d)	—	—	61	—	61
Other operating expenses	63	—	3	—	66
General and administrative expenses (excluding depreciation and amortization expense reflected below) (e)	—	—	—	934	934
Depreciation and amortization expense	—	—	—	45	45
Operating income by segment	$ 15,803	$ 774	$ 110	$ (997)	15,690
Other income, net (f)					179
Interest and debt expense, net of capitalized interest					(562)
Income before income tax expense					15,307
Income tax expense (g)					3,428
Net income					11,879
Less: Net income attributable to noncontrolling interests					351
Net income attributable to Valero Energy Corporation stockholders					$ 11,528

Financial Highlights by Segment and Total Company (continued)
(millions of dollars)

	Year Ended December 31, 2021				
	Refining	Renewable Diesel	Ethanol	Corporate and Eliminations	Total
Revenues:					
Revenues from external customers	$ 106,947	$ 1,874	$ 5,156	$ —	$ 113,977
Intersegment revenues	14	468	433	(915)	—
Total revenues	106,961	2,342	5,589	(915)	113,977
Cost of sales:					
Cost of materials and other (b)	97,759	1,438	4,428	(911)	102,714
Operating expenses (excluding depreciation and amortization expense reflected below) (b)	5,088	134	556	(2)	5,776
Depreciation and amortization expense (c)	2,169	58	131	—	2,358
Total cost of sales	105,016	1,630	5,115	(913)	110,848
Other operating expenses	83	3	1	—	87
General and administrative expenses (excluding depreciation and amortization expense reflected below)	—	—	—	865	865
Depreciation and amortization expense	—	—	—	47	47
Operating income by segment	$ 1,862	$ 709	$ 473	$ (914)	2,130
Other income, net (f)					16
Interest and debt expense, net of capitalized interest					(603)
Income before income tax expense					1,543
Income tax expense (g)					255
Net income					1,288
Less: Net income attributable to noncontrolling interests					358
Net income attributable to Valero Energy Corporation stockholders					$ 930

44

Average Market Reference Prices and Differentials

	Year Ended December 31,	
	2022	**2021**
Refining		
Feedstocks (dollars per barrel)		
Brent crude oil	$ 98.86	$ 70.79
Brent less West Texas Intermediate (WTI) crude oil	4.43	2.83
Brent less WTI Houston crude oil	2.82	1.91
Brent less Dated Brent crude oil	(2.22)	0.03
Brent less Alaska North Slope (ANS) crude oil	0.06	0.35
Brent less Argus Sour Crude Index crude oil	7.42	3.92
Brent less Maya crude oil	11.68	6.48
Brent less Western Canadian Select Houston crude oil	15.55	7.40
WTI crude oil	94.43	67.97
Natural gas (dollars per million British Thermal Units)	5.83	7.85
Product margins (dollars per barrel)		
U.S. Gulf Coast:		
CBOB gasoline less Brent	17.26	13.66
Ultra-low-sulfur (ULS) diesel less Brent	46.45	13.75
Propylene less Brent	(42.73)	(6.43)
U.S. Mid-Continent:		
CBOB gasoline less WTI	23.60	17.36
ULS diesel less WTI	51.83	18.70
North Atlantic:		
CBOB gasoline less Brent	26.96	16.89
ULS diesel less Brent	57.01	15.91
U.S. West Coast:		
CARBOB 87 gasoline less ANS	39.10	24.17
CARB diesel less ANS	48.75	17.60
CARBOB 87 gasoline less WTI	43.47	26.64
CARB diesel less WTI	53.12	20.08

Average Market Reference Prices and Differentials (continued)

	Year Ended December 31,	
	2022	**2021**
Renewable Diesel		
New York Mercantile Exchange ULS diesel (dollars per gallon)	$ 3.54	$ 2.07
Biodiesel RIN (dollars per RIN)	1.67	1.49
California LCFS (dollars per metric ton)	98.73	177.78
Chicago Board of Trade (CBOT) soybean oil (dollars per pound)	0.71	0.58
Ethanol		
CBOT corn (dollars per bushel)	6.94	5.80
New York Harbor ethanol (dollars per gallon)	2.57	2.49

2022 Compared to 2021

Total Company, Corporate, and Other

The following table includes selected financial data for the total company, corporate, and other for 2022 and 2021. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2022	**2021**	**Change**
Revenues	$ 176,383	$ 113,977	$ 62,406
Cost of sales (see notes (a) through (c))	159,587	110,848	48,739
General and administrative expenses (excluding depreciation and amortization expense) (see note (e))	934	865	69
Operating income	15,690	2,130	13,560
Adjusted operating income (see note (h))	15,710	2,264	13,446
Other income, net (see note (f))	179	16	163
Income tax expense (see note (g))	3,428	255	3,173

Revenues increased by $62.4 billion in 2022 compared to 2021 primarily due to increases in product prices for the petroleum-based transportation fuels associated with sales made by our Refining segment. This increase in revenues was partially offset by an increase in cost of sales of $48.7 billion, which was primarily due to increases in crude oil and other feedstock costs, and an increase in general and administrative expenses (excluding depreciation and amortization expense) of $69 million, which was primarily due to an increase of $30 million in certain employee compensation expenses and a charge of $20 million for an environmental reserve adjustment (see note (e)). These changes resulted in a $13.6 billion increase in operating income, from $2.1 billion in 2021 to $15.7 billion in 2022.

Adjusted operating income increased by $13.4 billion, from $2.3 billion in 2021 to $15.7 billion in 2022. The components of this $13.4 billion increase in adjusted operating income are discussed by segment in the segment analyses that follow.

"Other income, net" increased by $163 million in 2022 compared to 2021 due to the items noted in the following table (see note (f) for explanations of these components):

	Year Ended December 31,		
	2022	**2021**	**Change**
Net benefit (charge) from early redemption and retirement of debt	$ 14	$ (193)	$ 207
Pension settlement charge	(58)	—	(58)
Asset impairment loss associated with the cancellation of a pipeline extension project by Diamond Pipeline LLC (a nonconsolidated joint venture)	—	(24)	24
Gain on sale of a 24.99 percent membership interest in MVP Terminalling, LLC (MVP) (a nonconsolidated joint venture)	—	62	(62)
Interest income, equity income on joint ventures, and other	223	171	52
Other income, net	$ 179	$ 16	$ 163

Income tax expense increased by $3.2 billion in 2022 compared to 2021 primarily as a result of an increase in income before income tax expense.

Refining Segment Results

The following table includes selected financial and operating data of our Refining segment for 2022 and 2021. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2022	**2021**	**Change**
Operating income	$ 15,803	$ 1,862	$ 13,941
Adjusted operating income (see note (h))	15,762	1,944	13,818
Refining margin (see note (h))	$ 23,518	$ 9,201	$ 14,317
Operating expenses (excluding depreciation and amortization expense reflected below) (see note (b))	5,509	5,088	421
Depreciation and amortization expense	2,247	2,169	78
Throughput volumes (thousand BPD) (see note (i))	2,953	2,787	166

Refining segment operating income increased by $13.9 billion in 2022 compared to 2021; however, Refining segment adjusted operating income, which excludes the adjustments in the table in note (h), increased by $13.8 billion in 2022 compared to 2021. The components of this increase in the adjusted results, along with the reasons for the changes in those components, are outlined below.

• Refining segment margin increased by $14.3 billion in 2022 compared to 2021.

Refining segment margin is primarily affected by the prices for the petroleum-based transportation fuels that we sell and the cost of crude oil and other feedstocks that we process. The table on page 45 reflects market reference prices and differentials that we believe had a material impact on the change in our Refining segment margin in 2022 compared to 2021.

The increase in Refining segment margin was primarily due to the following:

- ◦ An increase in distillate (primarily diesel) margins had a favorable impact of approximately $11.8 billion.

- ◦ An increase in gasoline margins had a favorable impact of approximately $2.4 billion.

- ◦ An increase in throughput volumes of 166,000 barrels per day had a favorable impact of approximately $1.3 billion.

- ◦ Lower margins on other products had an unfavorable impact of approximately $1.1 billion.

- • Refining segment operating expenses (excluding depreciation and amortization expense) increased by $421 million primarily due to increases in costs of compliance with environmental emissions programs associated with the operations of certain of our refineries of $121 million, chemicals and catalyst costs of $103 million, energy costs of $89 million, and maintenance expense of $84 million.

Renewable Diesel Segment Results

The following table includes selected financial and operating data of our Renewable Diesel segment for 2022 and 2021. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

	Year Ended December 31,		
	2022	**2021**	**Change**
Operating income	$ 774	$ 709	$ 65
Adjusted operating income (see note (h))	774	712	62
Renewable Diesel margin (see note (h))	$ 1,151	$ 904	$ 247
Operating expenses (excluding depreciation and amortization expense reflected below)	255	134	121
Depreciation and amortization expense	122	58	64
Sales volumes (thousand gallons per day) (see note (i))	2,175	1,014	1,161

Renewable Diesel segment operating income increased by $65 million in 2022 compared to 2021; however, Renewable Diesel segment adjusted operating income, which excludes the adjustment in the table in note (h), increased by $62 million in 2022 compared to 2021. The components of this increase in the adjusted results, along with the reasons for the changes in those components, are outlined below.

- • Renewable Diesel segment margin increased by $247 million in 2022 compared to 2021.

  Renewable Diesel segment margin is primarily affected by the price for the renewable diesel that we sell and the cost of the feedstocks that we process. The table on page   reflects market reference prices that we believe had a material impact on the change in our Renewable Diesel segment margin in 2022 compared to 2021.

The increase in Renewable Diesel segment margin was primarily due to the following:

- An increase in sales volumes of 1.2 million gallons per day had a favorable impact of approximately $1.3 billion. The increase in sales volumes was primarily due to the additional production capacity resulting from the expansion of the DGD St. Charles Plant and the completion of the new DGD Port Arthur Plant that commenced operations in the fourth quarters of 2021 and 2022, respectively.

- Higher renewable diesel prices had a favorable impact of approximately $749 million.

- An increase in the cost of the feedstocks we process had an unfavorable impact of approximately $1.6 billion.

- Price risk management activities had an unfavorable impact of $241 million. We recognized a loss of $287 million in 2022 compared to a loss of $46 million in 2021.

- Renewable Diesel segment operating expenses (excluding depreciation and amortization expense) increased by $121 million primarily due to increased costs resulting from the expansion of the DGD St. Charles Plant and the completion of the DGD Port Arthur Plant that commenced operations in the fourth quarters of 2021 and 2022, respectively.

- Renewable Diesel segment depreciation and amortization expense increased by $64 million primarily due to depreciation expense of $44 million associated with the expansion of the DGD St. Charles Plant that commenced operations in the fourth quarter of 2021 and an increase in depreciation expense of $14 million associated with finance leases.

Ethanol Segment Results

The following table includes selected financial and operating data of our Ethanol segment for 2022 and 2021. The selected financial data is derived from the Financial Highlights by Segment and Total Company tables, unless otherwise noted.

| | Year Ended December 31, | | |
	2022	2021	Change
Operating income	$ 110	$ 473	$ (363)
Adjusted operating income (see note (h))	151	522	(371)
Ethanol margin (see note (h))	$ 858	$ 1,161	$ (303)
Operating expenses (excluding depreciation and amortization expense reflected below) (see note (b))	625	556	69
Depreciation and amortization expense (see note (c))	59	131	(72)
Asset impairment loss (see note (d))	61	—	61
Production volumes (thousand gallons per day) (see note (i))	3,866	3,949	(83)

Ethanol segment operating income decreased by $363 million in 2022 compared to 2021; however, Ethanol segment adjusted operating income, which excludes the adjustments in the table in note (h),

decreased by $371 million in 2022 compared to 2021. The components of this decrease in the adjusted results, along with the reasons for the changes in these components, are outlined below.

- Ethanol segment margin decreased by $303 million in 2022 compared to 2021.

  Ethanol segment margin is primarily affected by prices for the ethanol and corn related co-products that we sell and the cost of corn that we process. The table on page reflects market reference prices that we believe had a material impact on the change in our Ethanol segment margin in 2022 compared to 2021.

  The decrease in Ethanol segment margin was primarily due to the following:

  ○ Higher corn prices had an unfavorable impact of approximately $572 million.

  ○ Higher prices for the co-products that we produce, primarily DDGs and inedible distillers corn oil, had a favorable impact of approximately $195 million.

  ○ Higher ethanol prices had a favorable impact of approximately $82 million.

- Ethanol segment operating expenses (excluding depreciation and amortization expense) increased by $69 million primarily due to increases in energy costs of $48 million and chemicals and catalyst expense of $18 million.

The following notes relate to references on pages 43 through 49.

(a) Under the RFS program, the EPA is required to set annual quotas for the volume of renewable fuels that obligated parties, such as us, must blend into petroleum-based transportation fuels consumed in the U.S. The quotas are used to determine an obligated party's RVO. The EPA released a final rule on June 3, 2022 that, among other things, modified the volume standards for 2020 and, for the first time, established volume standards for 2021 and 2022.

In 2020, we recognized the cost of the RVO using the 2020 quotas set by the EPA at that time, and in 2021 we recognized the cost of the RVO using our estimates of the quotas. As a result of the final rule released by the EPA as noted above, we recognized a benefit of $104 million in 2022, of which a benefit of $105 million and a net charge of $1 million were related to the modification of the 2020 and 2021 quotas, respectively.

(b) In mid-February 2021, many of our refineries and plants were impacted to varying extents by the severe cold, utility disruptions, and higher energy costs arising out of Winter Storm Uri. The higher energy costs resulted from an increase in the prices of natural gas and electricity that significantly exceeded rates that we consider normal, such as the average rates we incurred the month preceding the storm. As a result, our operating income for the year ended December 31, 2021 includes estimated excess energy costs of $579 million.

The above-mentioned pre-tax estimated excess energy charge is reflected in our statement of income line items and attributable to our reportable segments for the year ended December 31, 2021 as follows (in millions):

	Refining	Renewable Diesel	Ethanol	Total
Cost of materials and other	$ 47	$ —	$ —	$ 47
Operating expenses (excluding depreciation and amortization expense)	478	—	54	532
Total estimated excess energy costs	$ 525	$ —	$ 54	$ 579

(c) Depreciation and amortization expense includes the following:

- a gain of $23 million in the year ended December 31, 2022 on the sale of our ethanol plant located in Jefferson, Wisconsin (Jefferson ethanol plant); and

- accelerated depreciation of $48 million in the year ended December 31, 2021 related to a change in the estimated useful life of our Jefferson ethanol plant.

(d) Our ethanol plant located in Lakota, Iowa (Lakota ethanol plant) is currently configured to produce a higher-grade ethanol product, as opposed to fuel-grade ethanol, suitable for hand sanitizer blending or industrial purposes that has a higher market value than fuel-grade ethanol. During 2022, demand for higher-grade ethanol declined and had a negative impact on the profitability of the plant. As a result, we tested the recoverability of the carrying value of the Lakota ethanol plant and concluded that it was impaired. Therefore, we reduced the carrying value of the plant to its estimated fair value and recognized an asset impairment loss of $61 million in the year ended December 31, 2022.

(e) General and administrative expenses (excluding depreciation and amortization expense) for the year ended December 31, 2022 includes a charge of $20 million for an environmental reserve adjustment associated with a non-operating site.

(f) "Other income, net" includes the following:

- a pension settlement charge of $58 million in the year ended December 31, 2022 resulting from a greater number of employees retiring in 2022 who elected lump sum benefit payments from one of our qualified U.S. defined benefit pension plans than estimated. We believe that the increase in lump sum elections was driven by the negative impact to lump sum payments in 2023 that will result from higher interest rates in 2022;

- a net benefit of $14 million in the year ended December 31, 2022 related to the early retirement of approximately $3.1 billion aggregate principal amount of various series of our senior notes;

- a charge of $193 million in the year ended December 31, 2021 related to the early redemption and retirement of approximately $2.1 billion aggregate principal amount of various series of our senior notes;

- a gain of $62 million in the year ended December 31, 2021 on the sale of a 24.99 percent membership interest in MVP, a nonconsolidated joint venture; and

- a charge of $24 million in the year ended December 31, 2021 representing our portion of the asset impairment loss recognized by Diamond Pipeline LLC, a nonconsolidated joint venture, resulting from the joint venture's cancellation of its pipeline extension project.

(g) Income tax expense includes the following:

- deferred income tax expense of $51 million in the year ended December 31, 2022 associated with the recognition of a deferred tax liability for foreign withholding tax on the anticipated repatriation of cash held by one of our international subsidiaries that we have deemed will not be permanently reinvested in our operations in that country; and

- deferred income tax expense of $64 million in the year ended December 31, 2021 related to certain statutory income tax rate changes (primarily an increase in the U.K. rate from 19 percent to 25 percent effective in 2023) that were enacted in 2021 and resulted in the remeasurement of our deferred tax liabilities.

(h) We use certain financial measures (as noted below) that are not defined under GAAP and are considered to be non-GAAP financial measures.

We have defined these non-GAAP measures and believe they are useful to the external users of our financial statements, including industry analysts, investors, lenders, and rating agencies. We believe these measures are useful to assess our ongoing financial performance because, when reconciled to their most comparable GAAP measures, they provide improved comparability between periods after adjusting for certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. These non-GAAP measures should not be considered as alternatives to their most comparable GAAP measures nor should they be considered in isolation or as a substitute for an analysis of our results of operations as reported under GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled measures used by other companies because we may define them differently, which diminishes their utility.

Non-GAAP financial measures are as follows:

- **Refining margin** is defined as Refining segment operating income excluding the modification of RVO adjustment, operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, and other operating expenses, as reflected in the table below.

	Year Ended December 31,			
	2022		2021	
Reconciliation of Refining operating income to Refining margin				
Refining operating income	$	15,803	$	1,862
Adjustments:				
Modification of RVO (see note (a))		(104)		(1)
Operating expenses (excluding depreciation and amortization expense) (see note (b))		5,509		5,088
Depreciation and amortization expense		2,247		2,169
Other operating expenses		63		83
Refining margin	$	23,518	$	9,201

- **Renewable Diesel margin** is defined as Renewable Diesel segment operating income excluding operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, and other operating expenses, as reflected in the table below.

	Year Ended December 31,		
	2022		2021
Reconciliation of Renewable Diesel operating income to Renewable Diesel margin			
Renewable Diesel operating income	$	774	$	709
Adjustments:			
Operating expenses (excluding depreciation and amortization expense)		255		134
Depreciation and amortization expense		122		58
Other operating expenses		—		3
Renewable Diesel margin	$	1,151	$	904

- **Ethanol margin** is defined as Ethanol segment operating income excluding operating expenses (excluding depreciation and amortization expense), depreciation and amortization expense, the asset impairment loss, and other operating expenses, as reflected in the table below.

	Year Ended December 31,		
	2022		2021
Reconciliation of Ethanol operating income to Ethanol margin			
Ethanol operating income	$	110	$	473
Adjustments:			
Operating expenses (excluding depreciation and amortization expense) (see note (b))		625		556
Depreciation and amortization expense (see note (c))		59		131
Asset impairment loss (see note (d))		61		—
Other operating expenses		3		1
Ethanol margin	$	858	$	1,161

- **Adjusted Refining operating income** is defined as Refining segment operating income excluding the modification of RVO adjustment and other operating expenses, as reflected in the table below.

	Year Ended December 31,		
	2022		2021
Reconciliation of Refining operating income to adjusted Refining operating income			
Refining operating income	$	15,803	$	1,862
Adjustments:			
Modification of RVO (see note (a))		(104)		(1)
Other operating expenses		63		83
Adjusted Refining operating income	$	15,762	$	1,944

- **Adjusted Renewable Diesel operating income** is defined as Renewable Diesel segment operating income excluding other operating expenses, as reflected in the table below.

	Year Ended December 31,			
	2022		**2021**	
Reconciliation of Renewable Diesel operating income to adjusted Renewable Diesel operating income				
Renewable Diesel operating income	$	774	$	709
Adjustment: Other operating expenses		—		3
Adjusted Renewable Diesel operating income	$	774	$	712

- **Adjusted Ethanol operating income** is defined as Ethanol segment operating income excluding the gain on sale of ethanol plant, the asset impairment loss, the change in estimated useful life of ethanol plant, and other operating expenses, as reflected in the table below.

	Year Ended December 31,			
	2022		**2021**	
Reconciliation of Ethanol operating income to adjusted Ethanol operating income				
Ethanol operating income	$	110	$	473
Adjustments:				
Gain on sale of ethanol plant (see note (c))		(23)		—
Asset impairment loss (see note (d))		61		—
Change in estimated useful life of ethanol plant (see note (c))		—		48
Other operating expenses		3		1
Adjusted Ethanol operating income	$	151	$	522

- **Adjusted operating income** is defined as total company operating income excluding the modification of RVO adjustment, the gain on sale of ethanol plant, the asset impairment loss, the change in estimated useful life of ethanol plant, the environmental reserve adjustment, and other operating expenses, as reflected in the table below.

	Year Ended December 31,			
	2022		**2021**	
Reconciliation of total company operating income to adjusted operating income				
Total company operating income	$	15,690	$	2,130
Adjustments:				
Modification of RVO (see note (a))		(104)		(1)
Gain on sale of ethanol plant (see note (c))		(23)		—
Asset impairment loss (see note (d))		61		—
Change in estimated useful life of ethanol plant (see note (c))		—		48
Environmental reserve adjustment (see note (e))		20		—
Other operating expenses		66		87
Adjusted operating income	$	15,710	$	2,264

(i)   We use throughput volumes, sales volumes, and production volumes for the Refining segment, Renewable Diesel segment, and Ethanol segment, respectively, due to their general use by others who operate facilities similar to those included in our segments.

LIQUIDITY AND CAPITAL RESOURCES

Our Liquidity

Our liquidity consisted of the following as of December 31, 2022 (in millions):

Available capacity from our committed facilities (a):		
Valero Revolver	$	3,994
Canadian Revolver (b)		107
Accounts receivable sales facility		1,300
Total available capacity		5,401
Cash and cash equivalents (c)		4,713
Total liquidity	$	10,114

(a)   Excludes the committed facilities of the consolidated VIEs.
(b)   The amount for our Canadian Revolver is shown in U.S. dollars. As set forth in the summary of our credit facilities in Note 8 of Notes to Consolidated Financial Statements, the availability under our Canadian Revolver as of December 31, 2022 in Canadian dollars was C$145 million.
(c)   Excludes $149 million of cash and cash equivalents related to the consolidated VIEs that is available for use only by the VIEs.

Information about our outstanding borrowings, letters of credit issued, and availability under our credit facilities is reflected in Note 8 of Notes to Consolidated Financial Statements.

Our debt and financing agreements do not have rating agency triggers that would automatically require us to post additional collateral. However, in the event of certain downgrades of our senior unsecured debt by the ratings agencies, the cost of borrowings under some of our bank credit facilities and other arrangements may increase. As of December 31, 2022, all of our ratings on our senior unsecured debt, including debt guaranteed by us, were at or above investment grade level as follows:

Rating Agency	Rating
Moody's Investors Service	Baa2 (stable outlook)
Standard & Poor's Ratings Services	BBB (stable outlook)
Fitch Ratings	BBB (stable outlook)

We cannot provide assurance that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell, or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction below investment grade or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to obtain short- and long-term financing and the cost of such financings.

We believe we have sufficient funds from operations and from available capacity under our credit facilities to fund our ongoing operating requirements and other commitments over the next 12 months and thereafter for the foreseeable future. We expect that, to the extent necessary, we can raise additional cash through equity or debt financings in the public and private capital markets or the arrangement of additional credit facilities. However, there can be no assurances regarding the availability of any future

financings or additional credit facilities or whether such financings or additional credit facilities can be made available on terms that are acceptable to us.

Cash Flows

Components of our cash flows are set forth below (in millions):

| | Year Ended December 31, | |
	2022	2021
Cash flows provided by (used in):		
Operating activities	$ 12,574	$ 5,859
Investing activities	(2,805)	(2,159)
Financing activities:		
Debt issuances and borrowings	3,153	1,828
Repayments of debt and finance lease obligations (including premiums paid on early redemption and retirement of debt)	(6,019)	(3,214)
Return to stockholders:		
Purchases of common stock for treasury	(4,577)	(27)
Common stock dividend payments	(1,562)	(1,602)
Return to stockholders	(6,139)	(1,629)
Other financing activities	156	169
Financing activities	(8,849)	(2,846)
Effect of foreign exchange rate changes on cash	(180)	(45)
Net increase in cash and cash equivalents	$ 740	$ 809

Cash Flows for the Year Ended December 31, 2022

In 2022, we used the $12.6 billion of cash generated by our operations and the $3.2 billion in debt issuances and borrowings to make $2.8 billion of investments in our business, repay $6.0 billion of debt and finance lease obligations (including premiums paid on the early retirement of debt), return $6.1 billion to our stockholders through purchases of our common stock for treasury and dividend payments, and increase our available cash on hand by $740 million. The debt issuance, borrowings, and repayments are described in Note 8 of Notes to Consolidated Financial Statements.

As previously noted, our operations generated $12.6 billion of cash in 2022, driven primarily by net income of $11.9 billion and noncash charges to income of $2.3 billion, partially offset by an unfavorable change in working capital of $1.6 billion. Noncash charges primarily included $2.5 billion of depreciation and amortization expense, $50 million of deferred income tax expense, and a $61 million asset impairment loss associated with our Lakota ethanol plant, as described in Note 5 of Notes to Consolidated Financial Statements. Details regarding the components of the change in working capital, along with the reasons for the changes in those components, are described in Note 17 of Notes to Consolidated Financial Statements. In addition, see "RESULTS OF OPERATIONS" for an analysis of the significant components of our net income.

Our investing activities of $2.8 billion primarily consisted of $2.7 billion in capital investments, as defined below under "Capital Investments," of which $879 million related to capital investments made by DGD and $40 million related to capital expenditures of VIEs other than DGD.

Cash Flows for the Year Ended December 31, 2021

In 2021, we used the $5.9 billion of cash generated by our operations and the $1.8 billion in debt issuances and borrowings to make $2.2 billion of investments in our business, repay $3.2 billion of debt and finance lease obligations (including premiums paid on the early redemption and retirement of debt), return $1.6 billion to our stockholders through purchases of our common stock for treasury and dividend payments, and increase our available cash on hand by $809 million. The debt issuances, borrowings, and repayments are described in Note 8 of Notes to Consolidated Financial Statements.

As previously noted, our operations generated $5.9 billion of cash in 2021, driven primarily by noncash charges to income of $2.3 billion, a positive change in working capital of $2.2 billion, and net income of $1.3 billion. Noncash charges primarily included $2.4 billion of depreciation and amortization expense and a $193 million loss on the early redemption and retirement of debt, partially offset by a $126 million deferred income tax benefit and a $62 million gain on the sale of a partial interest in MVP, as described in Note 11 of Notes to Consolidated Financial Statements. Details regarding the components of the change in working capital, along with the reasons for the changes in those components, are described in Note 17 of Notes to Consolidated Financial Statements. In addition, see "RESULTS OF OPERATIONS" for an analysis of the significant components of our net income.

Our investing activities of $2.2 billion consisted of $2.5 billion in capital investments, of which $1.0 billion related to capital investments made by DGD and $110 million related to capital expenditures of VIEs other than DGD. These activities were partially offset by $270 million of proceeds received from the sale of a partial interest in MVP, as described in Note 12 of Notes to Consolidated Financial Statements.

Our Capital Resources

Our material cash requirements as of December 31, 2022 primarily consist of working capital requirements, capital investments, contractual obligations, and other matters, as described below. Our operations have historically generated positive cash flows to fulfill our working capital requirements and other uses of cash as discussed below.

Capital Investments

Capital investments are comprised of our capital expenditures, deferred turnaround and catalyst cost expenditures, and investments in nonconsolidated joint ventures, as reflected in our consolidated statements of cash flows as shown on page 75. Capital investments exclude strategic investments or acquisitions, if any.

We also identify our capital investments by the nature of the project with which the expenditure is associated as follows:

- *Sustaining capital investments* are generally associated with projects that are expected to extend the lives of our property assets, sustain their operating capabilities and safety (including deferred turnaround and catalyst cost expenditures), or comply with regulatory requirements. Regulatory compliance capital investments are generally associated with projects that are incurred to comply with government regulatory requirements, such as requirements to reduce emissions and prohibited elements from our products.

- *Growth capital investments*, including low-carbon growth capital investments that support the development and growth of our low-carbon renewable diesel and ethanol businesses, are generally associated with projects for the construction of new property assets that are expected to

enhance our profitability and cash-generating capabilities, including investments in nonconsolidated joint ventures.

We have developed an extensive multi-year capital investment program, which we update and revise based on changing internal and external factors. The following table reflects our expected capital investments for the year ending December 31, 2023 by nature of the project and reportable segment, along with historical amounts for the years ended December 31, 2022 and 2021 (in millions). The following table also reflects capital investments attributable to Valero, which is a non-GAAP measure that we define and reconcile to capital investments below under "Capital Investments Attributable to Valero."

| | Year Ending December 31, 2023 (a) | Year Ended December 31, | |
		2022	2021
Capital investments by nature of the project (b):			
Sustaining capital investments	$ 1,595	$ 1,368	$ 1,129
Growth capital investments:			
Low-carbon growth capital investments	225	836	1,042
Other growth capital investments	200	534	296
Total growth capital investments	425	1,370	1,338
Total capital investments	$ 2,020	$ 2,738	$ 2,467
Capital investments by segment:			
Refining	$ 1,570	$ 1,764	$ 1,378
Renewable Diesel	280	879	1,048
Ethanol	70	22	15
Corporate	100	73	26
Total capital investments	2,020	2,738	2,467
Adjustments:			
Renewable Diesel capital investments attributable to the other joint venture member in DGD	(140)	(439)	(524)
Capital expenditures of other VIEs	—	(40)	(110)
Capital investments attributable to Valero	$ 1,880	$ 2,259	$ 1,833

_____
(a) All expected amounts for the year ending December 31, 2023 exclude capital expenditures that the consolidated VIEs (other than DGD) may incur because we do not operate those VIEs.
(b) Capital investments attributable to Valero by nature of the project are as follows (in millions):

| | Year Ending December 31, 2023 | Year Ended December 31, | |
		2022	2021
Sustaining capital investments	$ 1,550	$ 1,340	$ 1,105
Growth capital investments:			
Low-carbon growth capital investments	130	422	538
Other growth capital investments	200	497	190
Total growth capital investments	330	919	728
Capital investments attributable to Valero	$ 1,880	$ 2,259	$ 1,833

We have publicly announced GHG emissions reduction/displacement targets for 2025 and 2035. We believe that our expected allocation of growth capital into low-carbon projects is consistent with such targets. Certain of these low-carbon projects have been completed or are already in execution and the associated capital investments are included in our expected capital investments for 2023. Our capital investments in future years to achieve these targets are expected to include investments associated with certain low-carbon projects currently at various stages of progress, evaluation, or approval. See "ITEMS 1. and 2. BUSINESS AND PROPERTIES—OUR COMPREHENSIVE LIQUID FUELS STRATEGY—*Our Low-Carbon Projects*" for a description of our low-carbon projects.

Capital Investments Attributable to Valero

Capital investments attributable to Valero is a non-GAAP financial measure that reflects our net share of capital investments and is defined as all capital expenditures, deferred turnaround and catalyst cost expenditures, and investments in nonconsolidated joint ventures, excluding the portion of DGD's capital investments attributable to the other joint venture member and all of the capital expenditures of other consolidated VIEs.

We are a 50 percent joint venture member in DGD and consolidate its financial statements. As a result, all of DGD's net cash provided by operating activities (or operating cash flow) is included in our consolidated net cash provided by operating activities. DGD's members use DGD's operating cash flow (excluding changes in its current assets and current liabilities) to fund its capital investments rather than distribute all of that cash to themselves. Because DGD's operating cash flow is effectively attributable to each member, only 50 percent of DGD's capital investments should be attributed to our net share of capital investments. We also exclude all of the capital expenditures of other VIEs that we consolidate because we do not operate those VIEs. See Note 11 of Notes to Consolidated Financial Statements for more information about the VIEs that we consolidate. We believe capital investments attributable to Valero is an important measure because it more accurately reflects our capital investments.

Capital investments attributable to Valero should not be considered as an alternative to capital investments, which is the most comparable GAAP measure, nor should it be considered in isolation or as a substitute for an analysis of our cash flows as reported under GAAP. In addition, this non-GAAP measure may not be comparable to similarly titled measures used by other companies because we may define it differently, which may diminish its utility.

	Year Ended December 31,	
	2022	**2021**
Reconciliation of capital investments to capital investments attributable to Valero		
Capital expenditures (excluding VIEs)	$ 788	$ 513
Capital expenditures of VIEs:		
DGD	853	1,042
Other VIEs	40	110
Deferred turnaround and catalyst cost expenditures (excluding VIEs)	1,030	787
Deferred turnaround and catalyst cost expenditures of DGD	26	6
Investments in nonconsolidated joint ventures	1	9
Capital investments	2,738	2,467
Adjustments:		
DGD's capital investments attributable to our joint venture member	(439)	(524)
Capital expenditures of other VIEs	(40)	(110)
Capital investments attributable to Valero	$ 2,259	$ 1,833

Contractual Obligations

Below is a summary of our contractual obligations (in millions) as of December 31, 2022 that are expected to be paid within the next year and thereafter. These obligations are reflected in our balance sheets, except (i) the interest payments related to debt obligations, operating lease liabilities, and finance lease obligations and (ii) purchase obligations.

	Payments Due by Period		
	Short-Term	**Long-Term**	**Total**
Debt obligations (a)	$ 861	$ 8,464	$ 9,325
Interest payments related to debt obligations (b)	466	5,419	5,885
Operating lease liabilities (c)	345	1,043	1,388
Finance lease obligations (c)	350	3,112	3,462
Other long-term liabilities (d)	—	1,534	1,534
Purchase obligations (e)	20,753	12,990	33,743

_____

(a) Debt obligations are described in Note 8 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item and includes a maturity analysis of our debt. Debt obligations exclude amounts related to net unamortized debt issuance costs and other.

(b) Interest payments related to debt obligations are the expected payments based on information available as of December 31, 2022.

(c) Operating lease liabilities and finance lease obligations are described in Note 4 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item and includes maturity analyses of remaining minimum lease payments. Operating lease liabilities and finance lease obligations reflected in this table include related interest expense.

(d) Other long-term liabilities are described in Note 7 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item. Other long-term liabilities exclude amounts related to the long-term portion of operating lease liabilities that are separately presented above.

(e) Purchase obligations are described in Note 9 of Notes to Consolidated Financial Statements, which is incorporated by reference into this item. Purchase obligations are based on (i) fixed or minimum quantities to be purchased and (ii) fixed or estimated prices to be paid based on current market conditions.

The amount outstanding associated with the IEnova Revolver, as defined and described in Note 8 of Notes to Consolidated Financial Statements, is reflected in current portion of debt and finance lease obligations in our balance sheet as of December 31, 2022, and also included in the table above in debt obligations – short-term. The IEnova Revolver is subject to repayment on demand; however, we do not expect the lender to demand repayment during the next 12 months. Thus, the final cash flows for this instrument cannot be predicted with certainty at this time.

We raised $4.0 billion of incremental debt in 2020 due to the negative impacts of the COVID-19 pandemic on our business. The debt reduction and refinancing transactions completed in the second half of 2021 and during the year ended December 31, 2022, have collectively reduced our debt by over $4.0 billion. We will continue to evaluate further deleveraging opportunities.

We have not entered into any transactions, agreements, or other contractual arrangements that would result in off-balance sheet liabilities.

Other Matters Impacting Liquidity and Capital Resources
Stock Purchase Program
During the year ended December 31, 2022, we purchased for treasury 37,999,481 of our shares for $4.6 billion. As of December 31, 2022, we had $2.3 billion remaining available for purchase under the October 2022 Program. We will continue to evaluate the timing of purchases when appropriate. We have no obligation to make purchases under this program. On February 23, 2023, our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date, which is in addition to the amount remaining under the October 2022 Program.

Pension Plan Funding
We plan to contribute $108 million to our pension plans and $21 million to our other postretirement benefit plans during 2023. See Note 12 of Notes to Consolidated Financial Statements for a discussion of our employee benefit plans.

Tax Matters
The IRA includes various tax provisions, such as a 15 percent corporate alternative minimum tax, a one percent excise tax on purchases of our common stock by us, and expanded tax credits for low-carbon projects that may affect us. These provisions are effective for tax years beginning after December 31, 2022.

Cash Held by Our Foreign Subsidiaries
As of December 31, 2022, $4.1 billion of our cash and cash equivalents was held by our foreign subsidiaries. Cash held by our foreign subsidiaries can be repatriated to us through dividends without any U.S. federal income tax consequences, but certain other taxes may apply, including, but not limited to, withholding taxes imposed by certain foreign jurisdictions, U.S. state income taxes, and U.S. federal income tax on foreign exchange gains. Therefore, there is a cost to repatriate cash held by certain of our foreign subsidiaries to us. As of December 31, 2022, we recognized a deferred income tax liability of $51 million for foreign tax withholding on the anticipated repatriation of approximately $1 billion of cash held by one of our foreign subsidiaries.

Environmental Matters

Our operations are subject to extensive environmental regulations by government authorities relating to the discharge of materials into the environment, waste management, pollution prevention measures, GHG emissions, and characteristics and composition of many of our products. Because environmental laws and regulations are becoming more complex and stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase. See Note 7 of Notes to Consolidated Financial Statements for disclosure of our environmental liabilities.

Concentration of Customers

Our operations have a concentration of customers in the refining industry and customers who are refined petroleum product wholesalers and retailers. These concentrations of customers may impact our overall exposure to credit risk, either positively or negatively, in that these customers may be similarly affected by changes in economic or other conditions, including the uncertainties concerning the COVID-19 pandemic and other worldwide events causing volatility in the global crude oil markets. However, we believe that our portfolio of accounts receivable is sufficiently diversified to the extent necessary to minimize potential credit risk. Historically, we have not had any significant problems collecting our accounts receivable. See also "ITEM 1A. RISK FACTORS—Legal, Government, and Regulatory Risks —*Legal, political, and regulatory developments regarding climate, GHG emissions, or the environment could adversely affect our business, financial condition, results of operations, and liquidity.*"

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The following summary provides further information about our critical accounting policies that involve critical accounting estimates, and should be read in conjunction with Note 1 of Notes to Consolidated Financial Statements, which summarizes our significant accounting policies. The following accounting policies involve estimates that are considered critical due to the level of subjectivity and judgment involved, as well as the impact on our financial position and results of operations. We believe that all of our estimates are reasonable. Unless otherwise noted, estimates of the sensitivity to earnings that would result from changes in the assumptions used in determining our estimates is not practicable due to the number of assumptions and contingencies involved, and the wide range of possible outcomes.

Unrecognized Tax Benefits

We take tax positions in our tax returns from time to time that ultimately may not be allowed by the relevant taxing authorities. When we take such positions, we evaluate the likelihood of sustaining those positions and determine the amount of tax benefit arising from such positions, if any, that should be recognized in our financial statements. Tax benefits not recognized by us are recorded as a liability for unrecognized tax benefits, which represents our potential future obligation to various taxing authorities if the tax positions are not sustained.

The evaluation of tax positions and the determination of the benefit arising from such positions that are recognized in our financial statements requires us to make significant judgments and estimates based on an analysis of complex tax laws and regulations and related interpretations. These judgments and estimates are subject to change due to many factors, including the progress of ongoing tax audits, case law, and changes in legislation.

Details of our liability for unrecognized tax benefits, along with other information about our unrecognized tax benefits, are included in Note 14 of Notes to Consolidated Financial Statements.

Impairment of Long-Lived Assets

Long-lived assets (primarily property, plant, and equipment) are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

In order to test for recoverability, we must make estimates of projected cash flows related to the asset being evaluated. Such estimates include, but are not limited to, assumptions about future sales volumes, commodity prices, operating costs, margins, the use or disposition of the asset, the asset's estimated remaining useful life, and future expenditures necessary to maintain the asset's existing service potential in light of existing and expected regulations. Due to the significant subjectivity of the assumptions used to test for recoverability, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings.

As of December 31, 2022, we determined that our Lakota ethanol plant was impaired, which resulted in an asset impairment loss of $61 million, as described in Note 5 of Notes to Consolidated Financial Statements.

New environmental and tax laws and regulations, as well as changes to existing laws and regulations, are continuously being enacted or proposed. The implementation of future legislative and regulatory initiatives (such as those discussed in ITEM 1A. RISK FACTORS) that may adversely affect our operations could indicate that the carrying value of an asset may not be recoverable and result in an impairment loss that could be material. If the circumstances that trigger an impairment also result in a reduction in the estimated useful life of the asset, then we may also be required to recognize an asset retirement obligation for that asset.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

COMMODITY PRICE RISK

We are exposed to market risks related to the volatility in the price of feedstocks (primarily crude oil, waste and renewable feedstocks, and corn), the products we produce, and natural gas used in our operations. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, including futures and options to manage the volatility of:

- inventories and firm commitments to purchase inventories generally for amounts by which our current year inventory levels (determined on a LIFO basis) differ from our previous year-end LIFO inventory levels; and

- forecasted purchases and/or product sales at existing market prices that we deem favorable.

Our positions in commodity derivative instruments are monitored and managed on a daily basis by our risk control group to ensure compliance with our stated risk management policy that has been approved by our Board.

As of December 31, 2022 and 2021, the amount of gain or loss that would have resulted from a 10 percent increase or decrease in the underlying price for all of our commodity derivative instruments entered into for purposes other than trading with which we have market risk was not material. See Note 19 of Notes to Consolidated Financial Statements for notional volumes associated with these derivative contracts as of December 31, 2022.

COMPLIANCE PROGRAM PRICE RISK

We are exposed to market risk related to the volatility in the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. To manage this risk, we enter into contracts to purchase these credits. As of December 31, 2022 and 2021, the amount of gain or loss in the fair value of derivative instruments that would have resulted from a 10 percent increase or decrease in the underlying price of the contracts was not material. See Note 19 of Notes to Consolidated Financial Statements for a discussion about these blending programs.

INTEREST RATE RISK

The following tables provide information about our debt instruments (dollars in millions), the fair values of which are sensitive to changes in interest rates. A 10 percent increase or decrease in our floating interest rates would not have a material effect to our results of operations. Principal cash flows and related weighted-average interest rates by expected maturity dates are presented. See Note 8 of Notes to Consolidated Financial Statements for additional information related to our debt.

December 31, 2022 (a)

| | Expected Maturity Dates | | | | | | | Fair |
	2023	2024	2025	2026	2027	There-after	Total	Value
Fixed rate	$ —	$ 167	$ 441	$ 672	$ 578	$ 6,606	$ 8,464	$ 8,041
Average interest rate	—%	1.2%	3.2%	4.2%	2.2%	5.3%	4.8%	
Floating rate	$ 861	$ —	$ —	$ —	$ —	$ —	$ 861	$ 861
Average interest rate	7.1%	—%	—%	—%	—%	—%	7.1%	

December 31, 2021 (a)

| | Expected Maturity Dates | | | | | | | Fair |
	2022	2023	2024	2025	2026	There-after	Total	Value
Fixed rate	$ 300	$ —	$ 169	$1,374	$ 1,726	$ 7,637	$ 11,206	$ 12,838
Average interest rate	4.0%	—%	1.2%	3.0%	3.9%	5.0%	4.5%	
Floating rate	$ 810	$ 20	$ —	$ —	$ —	$ —	$ 830	$ 830
Average interest rate	3.5%	3.9%	—%	—%	—%	—%	3.5%	

(a) Excludes unamortized discounts and debt issuance costs.

FOREIGN CURRENCY RISK

We are exposed to exchange rate fluctuations on transactions related to our foreign operations that are denominated in currencies other than the local (functional) currencies of those operations. To manage our exposure to these exchange rate fluctuations, we often use foreign currency contracts. As of December 31, 2022 and 2021, the fair value of our foreign currency contracts was not material.

See Note 19 of Notes to Consolidated Financial Statements for a discussion about our foreign currency risk management activities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Valero Energy Corporation. Our management evaluated the effectiveness of Valero's internal control over financial reporting as of December 31, 2022. In its evaluation, management used the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management believes that as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting, which begins on page 69 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Valero Energy Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Valero Energy Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated

financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of gross unrecognized tax benefits

As discussed in Note 14 to the consolidated financial statements, as of December 31, 2022, the Company has gross unrecognized tax benefits, excluding related interest and penalties, of $284 million. The Company's tax positions are subject to examination by local taxing authorities and the resolution of such examinations may span multiple years. Due to the complexities inherent in the interpretation of income tax laws in domestic and foreign jurisdictions, it is uncertain whether some of the Company's income tax positions will be sustained upon examination.

We identified the assessment of the Company's gross unrecognized tax benefits as a critical audit matter. Complex auditor judgment was required in evaluating the Company's interpretation of income tax laws and assessing the Company's estimate of the ultimate resolution of its income tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process. This included controls to evaluate which of the Company's income tax positions may not be sustained upon examination and estimate the gross unrecognized tax benefits. We involved domestic and international income tax professionals with specialized skills and knowledge, who assisted in:

- obtaining an understanding and evaluating the Company's income tax positions as filed or intended to be filed
- evaluating the Company's interpretation of income tax laws by developing an independent assessment of the Company's income tax positions and comparing the results to the Company's assessment
- inspecting settlements and communications with applicable taxing authorities
- assessing the expiration of applicable statutes of limitations.

In addition, we evaluated the Company's ability to estimate its gross unrecognized tax benefits by comparing historical uncertain income tax positions, including the gross unrecognized tax benefits, to actual results upon conclusion of tax examinations.

/s/ KPMG LLP

We have served as the Company's auditor since 2004.

San Antonio, Texas
February 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Valero Energy Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Valero Energy Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the

assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

San Antonio, Texas
February 23, 2023

VALERO ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(millions of dollars, except par value)

	December 31,	
	2022	**2021**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,862	$ 4,122
Receivables, net	11,919	10,378
Inventories	6,752	6,265
Prepaid expenses and other	600	400
Total current assets	24,133	21,165
Property, plant, and equipment, at cost	50,576	49,072
Accumulated depreciation	(19,598)	(18,225)
Property, plant, and equipment, net	30,978	30,847
Deferred charges and other assets, net	5,871	5,876
Total assets	$ 60,982	$ 57,888
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of debt and finance lease obligations	$ 1,109	$ 1,264
Accounts payable	12,728	12,495
Accrued expenses	1,215	1,253
Taxes other than income taxes payable	1,568	1,461
Income taxes payable	841	378
Total current liabilities	17,461	16,851
Debt and finance lease obligations, less current portion	10,526	12,606
Deferred income tax liabilities	5,217	5,210
Other long-term liabilities	2,310	3,404
Commitments and contingencies		
Equity:		
Valero Energy Corporation stockholders' equity:		
Common stock, $0.01 par value; 1,200,000,000 shares authorized; 673,501,593 and 673,501,593 shares issued	7	7
Additional paid-in capital	6,863	6,827
Treasury stock, at cost; 301,372,958 and 264,305,955 common shares	(20,197)	(15,677)
Retained earnings	38,247	28,281
Accumulated other comprehensive loss	(1,359)	(1,008)
Total Valero Energy Corporation stockholders' equity	23,561	18,430
Noncontrolling interests	1,907	1,387
Total equity	25,468	19,817
Total liabilities and equity	$ 60,982	$ 57,888

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(millions of dollars, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues (a)	$176,383	$113,977	$ 64,912
Cost of sales:			
Cost of materials and other	150,770	102,714	58,933
Lower of cost or market (LCM) inventory valuation adjustment	—	—	(19)
Operating expenses (excluding depreciation and amortization expense reflected below)	6,389	5,776	4,435
Depreciation and amortization expense	2,428	2,358	2,303
Total cost of sales	159,587	110,848	65,652
Asset impairment loss	61	—	—
Other operating expenses	66	87	35
General and administrative expenses (excluding depreciation and amortization expense reflected below)	934	865	756
Depreciation and amortization expense	45	47	48
Operating income (loss)	15,690	2,130	(1,579)
Other income, net	179	16	132
Interest and debt expense, net of capitalized interest	(562)	(603)	(563)
Income (loss) before income tax expense (benefit)	15,307	1,543	(2,010)
Income tax expense (benefit)	3,428	255	(903)
Net income (loss)	11,879	1,288	(1,107)
Less: Net income attributable to noncontrolling interests	351	358	314
Net income (loss) attributable to Valero Energy Corporation stockholders	$ 11,528	$ 930	$ (1,421)
Earnings (loss) per common share	$ 29.05	$ 2.27	$ (3.50)
Weighted-average common shares outstanding (in millions)	395	407	407
Earnings (loss) per common share – assuming dilution	$ 29.04	$ 2.27	$ (3.50)
Weighted-average common shares outstanding – assuming dilution (in millions)	396	407	407

_____

Supplemental information:			
(a) Includes excise taxes on sales by certain of our foreign operations	$ 5,194	$ 5,645	$ 4,797

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 11,879	$ 1,288	$ (1,107)
Other comprehensive income (loss):			
Foreign currency translation adjustment	(613)	(47)	161
Net gain (loss) on pension and other postretirement benefits	335	378	(80)
Net gain (loss) on cash flow hedges	(6)	(2)	2
Other comprehensive income (loss) before income tax expense (benefit)	(284)	329	83
Income tax expense (benefit) related to items of other comprehensive income (loss)	70	82	(16)
Other comprehensive income (loss)	(354)	247	99
Comprehensive income (loss)	11,525	1,535	(1,008)
Less: Comprehensive income attributable to noncontrolling interests	348	359	316
Comprehensive income (loss) attributable to Valero Energy Corporation stockholders	$ 11,177	$ 1,176	$ (1,324)

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(millions of dollars)

	Valero Energy Corporation Stockholders' Equity						Non-controlling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total		
Balance as of December 31, 2019	$ 7	$ 6,821	$ (15,648)	$ 31,974	$ (1,351)	$ 21,803	$ 733	$ 22,536
Net income (loss)	—	—	—	(1,421)	—	(1,421)	314	(1,107)
Dividends on common stock ($3.92 per share)	—	—	—	(1,600)	—	(1,600)	—	(1,600)
Stock-based compensation expense	—	76	—	—	—	76	—	76
Transactions in connection with stock-based compensation plans	—	(83)	85	—	—	2	—	2
Purchases of common stock for treasury	—	—	(156)	—	—	(156)	—	(156)
Distributions to noncontrolling interests	—	—	—	—	—	—	(208)	(208)
Other comprehensive income	—	—	—	—	97	97	2	99
Balance as of December 31, 2020	7	6,814	(15,719)	28,953	(1,254)	18,801	841	19,642
Net income	—	—	—	930	—	930	358	1,288
Dividends on common stock ($3.92 per share)	—	—	—	(1,602)	—	(1,602)	—	(1,602)
Stock-based compensation expense	—	80	—	—	—	80	—	80
Transactions in connection with stock-based compensation plans	—	(67)	69	—	—	2	—	2
Purchases of common stock for treasury	—	—	(27)	—	—	(27)	—	(27)
Contributions from noncontrolling interests	—	—	—	—	—	—	189	189
Distributions to noncontrolling interests	—	—	—	—	—	—	(2)	(2)
Other comprehensive income	—	—	—	—	246	246	1	247
Balance as of December 31, 2021	7	6,827	(15,677)	28,281	(1,008)	18,430	1,387	19,817
Net income	—	—	—	11,528	—	11,528	351	11,879
Dividends on common stock ($3.92 per share)	—	—	—	(1,562)	—	(1,562)	—	(1,562)
Stock-based compensation expense	—	89	—	—	—	89	—	89
Transactions in connection with stock-based compensation plans	—	(53)	57	—	—	4	—	4
Purchases of common stock for treasury	—	—	(4,577)	—	—	(4,577)	—	(4,577)
Contributions from noncontrolling interests	—	—	—	—	—	—	265	265
Distributions to noncontrolling interests	—	—	—	—	—	—	(93)	(93)
Other comprehensive loss	—	—	—	—	(351)	(351)	(3)	(354)
Balance as of December 31, 2022	$ 7	$ 6,863	$ (20,197)	$ 38,247	$ (1,359)	$ 23,561	$ 1,907	$ 25,468

See Notes to Consolidated Financial Statements.

VALERO ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of dollars)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income (loss)	$ 11,879	$ 1,288	$ (1,107)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	2,473	2,405	2,351
Loss (gain) on early redemption and retirement of debt, net	(14)	193	—
LCM inventory valuation adjustment	—	—	(19)
Asset impairment loss	61	—	—
Gain on sale of assets	—	(62)	—
Deferred income tax expense (benefit)	50	(126)	158
Changes in current assets and current liabilities	(1,626)	2,225	(345)
Changes in deferred charges and credits and other operating activities, net	(249)	(64)	(90)
Net cash provided by operating activities	12,574	5,859	948
Cash flows from investing activities:			
Capital expenditures (excluding variable interest entities (VIEs))	(788)	(513)	(1,014)
Capital expenditures of VIEs:			
Diamond Green Diesel Holdings LLC (DGD)	(853)	(1,042)	(523)
Other VIEs	(40)	(110)	(251)
Deferred turnaround and catalyst cost expenditures (excluding VIEs)	(1,030)	(787)	(623)
Deferred turnaround and catalyst cost expenditures of DGD	(26)	(6)	(25)
Proceeds from sale of assets	32	270	—
Investments in nonconsolidated joint ventures	(1)	(9)	(54)
Other investing activities, net	(99)	38	65
Net cash used in investing activities	(2,805)	(2,159)	(2,425)
Cash flows from financing activities:			
Proceeds from debt issuances and borrowings (excluding VIEs)	2,239	1,446	4,320
Proceeds from borrowings of VIEs:			
DGD	809	301	—
Other VIEs	105	81	250
Repayments of debt and finance lease obligations (excluding VIEs)	(5,067)	(2,849)	(490)
Repayments of debt and finance lease obligations of VIEs:			
DGD	(823)	(180)	—
Other VIEs	(73)	(6)	(5)
Premiums paid on early redemption and retirement of debt	(56)	(179)	—
Purchases of common stock for treasury	(4,577)	(27)	(156)
Common stock dividend payments	(1,562)	(1,602)	(1,600)
Contributions from noncontrolling interests	265	189	—
Distributions to noncontrolling interests	(93)	(2)	(208)
Other financing activities, net	(16)	(18)	(34)
Net cash provided by (used in) financing activities	(8,849)	(2,846)	2,077
Effect of foreign exchange rate changes on cash	(180)	(45)	130
Net increase in cash and cash equivalents	740	809	730
Cash and cash equivalents at beginning of year	4,122	3,313	2,583
Cash and cash equivalents at end of year	$ 4,862	$ 4,122	$ 3,313

See Notes to Consolidated Financial Statements.

1. **DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES**

Description of Business

The terms "Valero," "we," "our," and "us," as used in this report, may refer to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole. The term "DGD," as used in this report, may refer to Diamond Green Diesel Holdings LLC, its wholly owned consolidated subsidiary, or both of them taken as a whole.

We are a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products, and we sell our products primarily in the United States (U.S.), Canada, the United Kingdom (U.K.), Ireland, and Latin America. We own 15 petroleum refineries located in the U.S., Canada, and the U.K. with a combined throughput capacity of approximately 3.2 million barrels per day. We are a joint venture member in DGD, which owns two renewable diesel plants located in the Gulf Coast region of the U.S. with a combined production capacity of approximately 1.2 billion gallons per year, and we own 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.6 billion gallons per year.

Basis of Presentation
    General

These consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and with the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

Significant Accounting Policies
    Principles of Consolidation

These financial statements include those of Valero, our wholly owned subsidiaries, and VIEs in which we have a controlling financial interest. The VIEs that we consolidate are described in Note 11. The ownership interests held by others in the VIEs are recorded as noncontrolling interests. Intercompany items and transactions have been eliminated in consolidation. Investments in less than wholly owned entities where we have significant influence are accounted for using the equity method.

    Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, we review our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

    Cash Equivalents

Our cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity of three months or less when acquired.

    Investments in Debt Securities

Investments in debt securities that have stated maturities of three months or less from the date of acquisition are classified as cash equivalents, and those with stated maturities of greater than three months

but less than one year are classified as short-term investments, which are reflected in prepaid expenses and other on our balance sheet. Our investments in debt securities are classified as available-for-sale (AFS) and are subsequently measured and carried at fair value on our balance sheet with changes in fair value reported in other comprehensive income until realized. The cost of a security sold is determined using the first-in, first-out method.

Receivables

Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections, write-offs, and foreign exchange. We maintain an allowance for credit losses, which is adjusted based on management's assessment of our customers' historical collection experience, known or expected credit risks, and industry and economic conditions.

Inventories

The cost of (i) refinery feedstocks and refined petroleum products and blendstocks, (ii) renewable diesel feedstocks (i.e., waste and renewable feedstocks, predominately animal fats, used cooking oils, and inedible distillers corn oil) and products, and (iii) ethanol feedstocks and products is determined under the last-in, first-out (LIFO) method using the dollar-value LIFO approach, with any increments valued based on average purchase prices during the year. Our LIFO inventories are carried at the lower of cost or market. The cost of products purchased for resale and the cost of materials and supplies are determined principally under the weighted-average cost method. Our non-LIFO inventories are carried at the lower of cost or net realizable value.

In determining the market value of our inventories, we assume that feedstocks are converted into products, which requires us to make estimates regarding the products expected to be produced from those feedstocks and the conversion costs required to convert those feedstocks into products. We also estimate the usual and customary transportation costs required to move the inventory from our plants to the appropriate points of sale. We then apply an estimated selling price to our inventories. If the aggregate market value of our LIFO inventories or the aggregate net realizable value of our non-LIFO inventories is less than the related aggregate cost, we recognize a loss for the difference in our statements of income. To the extent the aggregate market value of our LIFO inventories subsequently increases, we recognize an increase to the value of our inventories (not to exceed cost) and a gain in our statements of income.

Property, Plant, and Equipment

The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those that extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Our operations are highly capital intensive. Each of our refineries and plants comprises a large base of property assets, consisting of a series of interconnected, highly integrated and interdependent crude oil and other feedstock processing facilities and supporting infrastructure (Units) and other property assets that support our business. Improvements consist of the addition of new Units and other property assets and betterments of those Units and assets. We plan for these improvements by developing a multi-year capital investment program that is updated and revised based on changing internal and external factors.

Depreciation of crude oil processing and waste and renewable feedstocks processing facilities is recorded on a straight-line basis over the estimated useful lives of these assets primarily using the composite method of depreciation. We maintain a separate composite group of property assets for each of our refineries and our renewable diesel plants. We estimate the useful life of each group based on an evaluation of the property assets comprising the group, and such evaluations consist of, but are not limited to, the physical inspection of the assets to determine their condition, consideration of the manner in which the assets are maintained, assessment of the need to replace assets, and evaluation of the manner in which improvements impact the useful life of the group. The estimated useful lives of our composite groups range primarily from 20 to 30 years.

Under the composite method of depreciation, the cost of an improvement is added to the composite group to which it relates and is depreciated over that group's estimated useful life. We design improvements to our crude oil processing and waste and renewable feedstocks processing facilities in accordance with engineering specifications, design standards, and practices we believe to be accepted in our industry, and these improvements have design lives consistent with our estimated useful lives. Therefore, we believe the use of the group life to depreciate the cost of improvements made to the group is reasonable because the estimated useful life of each improvement is consistent with that of the group.

Also under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized. However, a gain or loss is recognized for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation and amortization expense, unless such amounts are reported separately due to materiality.

Depreciation of our corn processing facilities, administrative buildings, and other assets is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of deprecation. The estimated useful life of our corn processing facilities is 20 years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset. Finance lease right-of-use assets are amortized as discussed below under "Leases."

Deferred Charges and Other Assets

"Deferred charges and other assets, net" primarily include the following:

- turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, renewable diesel plants, and ethanol plants, are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

- fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;

- operating lease right-of-use assets, which are amortized as discussed below under "Leases";

- investments in nonconsolidated joint ventures;

- purchased compliance credits, which are described below under "Costs of Renewable and Low-Carbon Fuel Programs";

- goodwill;

- intangible assets, which are amortized over their estimated useful lives; and

- noncurrent income taxes receivable.

Leases

We evaluate if a contract is or contains a lease at inception of the contract. If we determine that a contract is or contains a lease, we recognize a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not readily determinable, our centrally managed treasury group provides an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise those options.

We recognize ROU assets and lease liabilities for leasing arrangements with terms greater than one year. Except for the marine transportation asset class, we account for lease and nonlease components in a contract as a single lease component for all classes of underlying assets. Our marine transportation contracts include nonlease components, such as maintenance and crew costs. We allocate the consideration in these contracts based on pricing information provided by the third-party broker.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset's function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to us at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in depreciation and amortization expense. Interest expense is incurred based on the carrying value of the lease liability and is reflected in "interest and debt expense, net of capitalized interest."

Impairment of Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

We evaluate our equity method investments for impairment when there is evidence that we may not be able to recover the carrying amount of our investments or the investee is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of an investment that is other than a temporary decline is recognized based on the difference between the estimated current fair value of the investment and its carrying amount.

Goodwill is not amortized, but is tested for impairment annually on October 1st and in interim periods when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

Asset Retirement Obligations

We record a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed, or leased. We record the liability when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the liability's fair value.

We have obligations with respect to certain of our assets at our refineries and plants to clean and/or dispose of various component parts of the assets at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain all our assets and continue making improvements to those assets based on technological advances. As a result, we believe that assets at our refineries and plants have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire such assets cannot reasonably be estimated at this time. We will recognize a liability at such time when sufficient information exists to estimate a date or range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

Environmental Matters

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Amounts recorded for environmental liabilities have not been reduced by possible recoveries from third parties and have not been measured on a discounted basis.

Legal Contingencies

We are subject to legal proceedings, claims, and liabilities that arise in the ordinary course of business. We accrue losses associated with legal claims when such losses are probable and reasonably estimable. If we determine that a loss is probable and cannot estimate a specific amount for that loss but can estimate a range of loss, the best estimate within the range is accrued. If no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. Estimates are adjusted as additional

information becomes available or circumstances change. Legal defense costs associated with loss contingencies are expensed in the period incurred.

Foreign Currency Translation

Generally, our foreign subsidiaries use their local currency as their functional currency. Balance sheet amounts are translated into U.S. dollars using exchange rates in effect as of the balance sheet date. Income statement amounts are translated into U.S. dollars using the exchange rates in effect at the time the underlying transactions occur. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss.

Revenue Recognition

Our revenues are primarily generated from contracts with customers. We generate revenue from contracts with customers from the sale of products by our Refining, Renewable Diesel, and Ethanol segments. Revenues are recognized when we satisfy our performance obligation to transfer products to our customers, which typically occurs at a point in time upon shipment or delivery of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment or delivery. As a result, we consider control to have transferred upon shipment or delivery because we have a present right to payment at that time, the customer has legal title to the asset, we have transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Our contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment terms for our customers vary by type of customer and method of delivery; however, the payment is typically due in full within two to ten days from date of invoice. In the normal course of business, we generally do not accept product returns.

The transaction price is the consideration that we expect to be entitled to in exchange for our products. The transaction price for substantially all of our contracts is generally based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer. Some of our contracts also contain variable consideration in the form of sales incentives to our customers, such as discounts and rebates. For contracts that include variable consideration, we estimate the factors that determine the variable consideration in order to establish the transaction price.

We have elected to exclude from the measurement of the transaction price all taxes assessed by government authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer (e.g., sales tax, use tax, value-added tax, etc.). We continue to include in the transaction price excise taxes that are imposed on certain inventories in our foreign operations. The amount of such taxes is provided in supplemental information in a footnote to the statements of income.

There are instances where we provide shipping services in relation to the goods sold to our customer. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are included in cost of materials and other. We have elected to account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities rather than as a promised service and we have included these activities in cost of materials and other.

We enter into certain purchase and sale arrangements with the same counterparty that are deemed to be made in contemplation of one another. We combine these transactions and present the net effect in cost of materials and other. We also enter into refined petroleum product exchange transactions to fulfill sales contracts with our customers by accessing refined petroleum products in markets where we do not operate our own refineries. These refined petroleum product exchanges are accounted for as exchanges of nonmonetary assets, and no revenues are recorded on these transactions.

Cost Classifications

Cost of materials and other primarily includes the cost of materials that are a component of our products sold. These costs include (i) the direct cost of materials (such as crude oil and other refinery feedstocks, refined petroleum products and blendstocks, renewable diesel feedstocks and products, and ethanol feedstocks and products) that are a component of our products sold; (ii) costs related to the delivery (such as shipping and handling costs) of products sold; (iii) costs related to our obligations to comply with the Renewable and Low-Carbon Fuel Programs defined below under "Costs of Renewable and Low-Carbon Fuel Programs"; (iv) the blender's tax credit recognized on qualified fuel mixtures; (v) gains and losses on our commodity derivative instruments; and (vi) certain excise taxes.

Operating expenses (excluding depreciation and amortization expense) include costs to operate our refineries (and associated logistics assets), renewable diesel plants, and ethanol plants. These costs primarily include employee-related expenses, energy and utility costs, catalysts and chemical costs, and repair and maintenance expenses.

Depreciation and amortization expense associated with our operations is separately presented in our statement of income as a component of cost of sales and general and administrative expenses and is disclosed by reportable segment in Note 16.

Other operating expenses include costs, if any, incurred by our reportable segments that are not associated with our cost of sales.

Costs of Renewable and Low-Carbon Fuel Programs

We purchase credits to comply with various government and regulatory blending programs, such as the U.S. Environmental Protection Agency's Renewable Fuel Standard, the California Low Carbon Fuel Standard, Canada Clean Fuel Regulations, and similar programs in other jurisdictions in which we operate (collectively, the Renewable and Low-Carbon Fuel Programs). We purchase compliance credits (primarily Renewable Identification Numbers (RINs)) to comply with government regulations that require us to blend a certain volume of renewable and low-carbon fuels into the petroleum-based transportation fuels we produce in, or import into, the respective jurisdiction to be consumed therein based on annual

quotas. To the degree that we are unable to blend renewable and low-carbon fuels at the required quotas, we must purchase compliance credits to meet our obligations.

The costs of purchased compliance credits are charged to cost of materials and other when such credits are needed to satisfy our compliance obligations. To the extent we have not purchased enough credits nor entered into fixed-price purchase contracts to satisfy our obligations as of the balance sheet date, we charge cost of materials and other for such deficiency based on the market prices of the credits as of the balance sheet date, and we record a liability for our obligation to purchase those credits. See Note 18 for disclosure of our fair value liability. If the number of purchased credits exceeds our obligation as of the balance sheet date, we record a prepaid asset equal to the amount paid for those excess credits.

Stock-Based Compensation

Compensation expense for our share-based compensation plans is based on the fair value of the awards granted and is recognized on a straight-line basis over the shorter of (i) the requisite service period of each award or (ii) the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the vesting period established in the award.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by unrecognized tax benefits, if such items may be available to offset the unrecognized tax benefit. Income tax effects are released from accumulated other comprehensive loss to retained earnings, when applicable, on an individual item basis as those items are reclassified into income.

We have elected to classify any interest expense and penalties related to the underpayment of income taxes in income tax expense.

We have elected to treat the global intangible low-taxed income (GILTI) tax as a period expense.

Earnings per Common Share

Earnings per common share is computed by dividing net income attributable to Valero stockholders by the weighted-average number of common shares outstanding for the year. Participating securities are included in the computation of basic earnings per share using the two-class method. Earnings per common share – assuming dilution is computed by dividing net income attributable to Valero stockholders by the weighted-average number of common shares outstanding for the year increased by the effect of dilutive securities. Potentially dilutive securities are excluded from the computation of earnings per common share – assuming dilution when the effect of including such shares would be antidilutive.

Financial Instruments

Our financial instruments include cash and cash equivalents, investments in debt securities, receivables, payables, debt obligations, operating and finance lease obligations, commodity derivative contracts, and foreign currency derivative contracts. The estimated fair values of cash and cash equivalents, receivables,

payables, debt obligations, and operating and finance lease obligations approximate their carrying amounts, except for certain debt as disclosed in Note 18. Investments in debt securities, commodity derivative contracts, and foreign currency derivative contracts are recognized at their fair values.

Derivatives and Hedging

All derivative instruments, not designated as normal purchases or sales, are recognized in the balance sheet as either assets or liabilities measured at their fair values with changes in fair value recognized currently in income or in other comprehensive income as appropriate. To manage commodity price risk, we primarily use cash flow hedges and economic hedges, and we also use fair value hedges from time to time. The cash flow effects of all of our derivative instruments are reflected in operating activities in the consolidated statements of cash flows.

Accounting Pronouncement Adopted During 2022

Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2022-06 —"Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" was issued and adopted prospectively by us on December 21, 2022. Our adoption of this ASU did not have a material impact on our financial statements or related disclosures.

2. RECEIVABLES

Receivables consisted of the following (in millions):

	December 31,	
	2022	**2021**
Receivables from contracts with customers	$ 7,189	$ 6,228
Receivables from certain purchase and sale arrangements	3,602	3,768
Receivables before allowance for credit losses	10,791	9,996
Allowance for credit losses	(30)	(28)
Receivables after allowance for credit losses	10,761	9,968
Income taxes receivable	142	21
Other receivables	1,016	389
Receivables, net	$ 11,919	$ 10,378

3. INVENTORIES

Inventories consisted of the following (in millions):

	December 31,	
	2022	**2021**
Refinery feedstocks	$ 1,949	$ 1,995
Refined petroleum products and blendstocks	3,579	3,567
Renewable diesel feedstocks and products	583	135
Ethanol feedstocks and products	328	273
Materials and supplies	313	295
Inventories	$ 6,752	$ 6,265

As of December 31, 2022 and 2021, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $6.3 billion and $5.2 billion, respectively. The market value of our LIFO inventories fell below their LIFO inventory carrying amounts as of March 31, 2020, and as a result, we recorded an LCM inventory valuation reserve of $2.5 billion in order to state our inventories at market. As of September 30, 2020, we reevaluated our inventories and determined that our cost was lower than market. As a result, our LCM inventory valuation reserve was fully reversed as of September 30, 2020. The change in our LCM inventory valuation reserve resulted in a net benefit of $19 million for the year ended December 31, 2020 due to the foreign currency translation effect of the portion of the LCM inventory valuation adjustment attributable to our foreign operations.

During the year ended December 31, 2022, we had a liquidation of certain LIFO inventory layers, which was due to weather-related production disruptions that occurred at the end of the year that decreased cost of materials and other by $323 million.

Our non-LIFO inventories accounted for $1.6 billion and $1.4 billion of our total inventories as of December 31, 2022 and 2021, respectively.

4. LEASES

General

We have entered into long-term leasing arrangements for the right to use various classes of underlying assets as follows:

- *Pipelines, Terminals, and Tanks* includes facilities and equipment used in the storage, transportation, production, and sale of refinery feedstock, refined petroleum product, ethanol, and corn inventories;

- *Marine Transportation* includes time charters for ocean-going tankers and coastal vessels;

- *Rail Transportation* includes railcars and related storage facilities; and

- *Other* includes machinery, equipment, and various facilities used in our refining, renewable diesel, and ethanol operations; facilities and equipment related to industrial gases and power used in our operations; land and rights-of-way associated with our refineries, plants, and pipelines and other logistics assets, as well as office facilities; and equipment primarily used at our corporate offices, such as printers and copiers.

In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Certain marine transportation leases contain provisions for payments that are contingent on usage. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Lease Costs and Other Supplemental Information
Our total lease cost comprises costs that are included in our income statement, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost was as follows (in millions):

| | Pipelines, Terminals, and Tanks | Transportation | | Other | Total |
		Marine	Rail		
Year ended December 31, 2022					
Finance lease cost:					
Amortization of ROU assets	$ 183	$ —	$ 3	$ 32	$ 218
Interest on lease liabilities	78	—	1	5	84
Operating lease cost	171	102	68	38	379
Variable lease cost	79	50	—	9	138
Short-term lease cost	15	82	3	57	157
Sublease income	—	(27)	—	(2)	(29)
Total lease cost	$ 526	$ 207	$ 75	$ 139	$ 947
Year ended December 31, 2021					
Finance lease cost:					
Amortization of ROU assets	$ 137	$ —	$ 2	$ 28	$ 167
Interest on lease liabilities	66	—	1	5	72
Operating lease cost	163	105	64	49	381
Variable lease cost	51	21	—	7	79
Short-term lease cost	5	44	1	46	96
Sublease income	—	(4)	—	(3)	(7)
Total lease cost	$ 422	$ 166	$ 68	$ 132	$ 788
Year ended December 31, 2020					
Finance lease cost:					
Amortization of ROU assets	$ 109	$ —	$ 2	$ 17	$ 128
Interest on lease liabilities	92	—	—	6	98
Operating lease cost	165	156	61	52	434
Variable lease cost	53	40	1	5	99
Short-term lease cost	9	45	—	37	91
Sublease income	—	(10)	—	(2)	(12)
Total lease cost	$ 428	$ 231	$ 64	$ 115	$ 838

The following table presents additional information related to our operating and finance leases (in millions, except for lease terms and discount rates):

	December 31, 2022		December 31, 2021	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Supplemental balance sheet information				
ROU assets, net reflected in the following balance sheet line items:				
Property, plant, and equipment, net	$ —	$ 2,278	$ —	$ 1,846
Deferred charges and other assets, net	1,114	—	1,284	—
Total ROU assets, net	$ 1,114	$ 2,278	$ 1,284	$ 1,846
Current lease liabilities reflected in the following balance sheet line items:				
Current portion of debt and finance lease obligations	$ —	$ 248	$ —	$ 154
Accrued expenses	311	—	315	—
Noncurrent lease liabilities reflected in the following balance sheet line items:				
Debt and finance lease obligations, less current portion	—	2,146	—	1,766
Other long-term liabilities	776	—	940	—
Total lease liabilities	$ 1,087	$ 2,394	$ 1,255	$ 1,920
Other supplemental information				
Weighted-average remaining lease term	7.5 years	14.6 years	7.1 years	14.3 years
Weighted-average discount rate	5.2 %	4.6 %	4.2 %	4.0 %

Supplemental cash flow information related to our operating and finance leases is presented in Note 17.

DGD Port Arthur Plant Finance Lease
In connection with the construction of the DGD plant located next to our Port Arthur Refinery (the DGD Port Arthur Plant), DGD entered into an agreement with a third party to utilize certain rail facilities, truck rack facilities, and tanks for the transportation and storage of feedstocks and renewable diesel. The agreement commenced in the fourth quarter of 2022, upon completion of the DGD Port Arthur Plant, and has an initial term of 20 years with two automatic five-year renewal periods. In the fourth quarter of 2022, DGD recognized a finance lease ROU asset and related liability of approximately $500 million in connection with this agreement.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maturity Analyses

As of December 31, 2022, the remaining minimum lease payments due under our long-term leases were as follows (in millions):

	Operating Leases	Finance Leases
2023	$ 345	$ 350
2024	240	287
2025	163	278
2026	125	254
2027	81	224
Thereafter	434	2,069
Total undiscounted lease payments	1,388	3,462
Less: Amount associated with discounting	301	1,068
Total lease liabilities	$ 1,087	$ 2,394

5. PROPERTY, PLANT, AND EQUIPMENT

Summary by Major Class

Major classes of property, plant, and equipment, including assets held under finance leases, consisted of the following (in millions):

	December 31,	
	2022	2021
Land	$ 499	$ 494
Crude oil processing facilities	32,699	32,744
Transportation and terminaling facilities	5,900	5,747
Waste and renewable feedstocks processing facilities	3,215	1,826
Corn processing facilities	1,052	1,216
Administrative buildings	1,095	1,055
Finance lease ROU assets (see Note 4)	2,906	2,293
Other	1,886	1,835
Construction in progress	1,324	1,862
Property, plant, and equipment, at cost	50,576	49,072
Accumulated depreciation	(19,598)	(18,225)
Property, plant, and equipment, net	$ 30,978	$ 30,847

Depreciation expense for the years ended December 31, 2022, 2021, and 2020 was $1.7 billion, $1.7 billion, and $1.6 billion, respectively.

Asset Impairment

Our ethanol plant located in Lakota, Iowa (Lakota ethanol plant) is currently configured to produce a higher-grade ethanol product, as opposed to fuel-grade ethanol, suitable for hand sanitizer blending or industrial purposes that has a higher market value than fuel-grade ethanol. During 2022, demand for

higher-grade ethanol declined and had a negative impact on the profitability of the plant. As a result, we tested the recoverability of the carrying value of the Lakota ethanol plant and concluded that it was impaired. Therefore, we reduced the carrying value of the plant to its estimated fair value and recognized an asset impairment loss of $61 million for the year ended December 31, 2022. See Note 18 for disclosure related to the method used to determine fair value.

Sale of Ethanol Plant
In June 2022, we sold our ethanol plant in Jefferson, Wisconsin (Jefferson ethanol plant) for $32 million, which resulted in a gain of $23 million that is included in depreciation and amortization expense for the year ended December 31, 2022.

Changes in Useful Lives
The Jefferson ethanol plant was temporarily idled in 2020 at the onset of the COVID-19 pandemic in response to the decreased demand for ethanol resulting from the effects of the pandemic on our business, and we had previously evaluated this plant for potential impairment assuming that operations would resume. However, we completed an evaluation of the plant during the third quarter of 2021 and concluded that it was no longer a strategic asset for our ethanol business. The plant's operations permanently ceased at that time and we reduced its estimated useful life, which reduced its net book value to estimated salvage value. The additional depreciation expense of $48 million for the year ended December 31, 2021 resulting from this change did not have a material impact on our results of operations nor was there a material impact to our financial position.

Our ethanol plant in Riga, Michigan was temporarily idled in 2019 due to corn quality issues with the local third-party corn feedstock supply. Although we expected operations to resume after an improved corn harvest, we completed an evaluation of this plant during the third quarter of 2020 and concluded that it was no longer a strategic asset for our ethanol business. The plant's operations permanently ceased at that time and we reduced its estimated useful life, which reduced its net book value to estimated salvage value. The additional depreciation expense of $30 million for the year ended December 31, 2020 resulting from this change did not have a material impact on our results of operations nor was there a material impact to our financial position.

6. DEFERRED CHARGES AND OTHER ASSETS

"Deferred charges and other assets, net" consisted of the following (in millions):

	December 31,			
	2022		**2021**	
Deferred turnaround and catalyst costs, net	$	2,139	$	1,853
Operating lease ROU assets, net (see Note 4)		1,114		1,284
Investments in nonconsolidated joint ventures		724		734
Purchased compliance credits		543		222
Goodwill		260		260
Intangible assets, net		202		218
Income taxes receivable		26		586
Other		863		719
Deferred charges and other assets, net	$	5,871	$	5,876

Amortization expense for deferred turnaround and catalyst costs and intangible assets was $745 million, $695 million, and $748 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The entire balance of goodwill is related to our Refining segment. See Note 16 for information on our reportable segments.

7. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consisted of the following (in millions):

	Accrued Expenses		Other Long-Term Liabilities	
	December 31,		December 31,	
	2022	**2021**	**2022**	**2021**
Operating lease liabilities (see Note 4)	$ 311	$ 315	$ 776	$ 940
Liability for unrecognized tax benefits (see Note 14)	—	—	239	863
Defined benefit plan liabilities (see Note 12)	35	41	448	601
Repatriation tax liability (see Note 14) (a)	—	—	301	367
Environmental liabilities	21	35	296	269
Wage and other employee-related liabilities	388	349	87	133
Accrued interest expense	67	88	—	—
Contract liabilities from contracts with customers (see Note 16)	129	78	—	—
Blending program obligations (see Note 18)	189	268	—	—
Other accrued liabilities	75	79	163	231
Accrued expenses and other long-term liabilities	$ 1,215	$ 1,253	$ 2,310	$ 3,404

_____

(a) The current portion of repatriation tax liability is included in income taxes payable. As of December 31, 2022, the current portion of repatriation tax liability was $100 million. There was no current portion of repatriation tax liability as of December 31, 2021, as it was deemed paid in connection with the additional tax net operating loss (NOL) carryback on the superseding 2020 federal income tax return filed in the fourth quarter of 2021.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. **DEBT AND FINANCE LEASE OBLIGATIONS**

Debt, at stated values, and finance lease obligations consisted of the following (in millions):

	Final Maturity	December 31, 2022	December 31, 2021
Credit facilities:			
Valero Revolver	2027	$ —	$ —
Canadian Revolver	2023	—	—
Accounts Receivable Sales Facility	2023	—	—
DGD Revolver	2024	100	100
DGD Loan Agreement	2023	25	25
IEnova Revolver	2028	717	679
Public debt:			
Valero Senior Notes			
1.200%	2024	167	169
2.850%	2025	251	1,050
3.65%	2025	189	324
3.400%	2026	426	1,250
2.150%	2027	578	600
4.350%	2028	606	750
4.000%	2029	439	1,000
8.75%	2030	200	200
2.800%	2031	472	500
7.5%	2032	733	750
6.625%	2037	1,442	1,500
6.75%	2037	24	24
10.500%	2039	113	113
4.90%	2045	626	650
3.650%	2051	855	950
4.000%	2052	553	—
7.45%	2097	70	100
VLP Senior Notes			
4.375%	2026	146	376
4.500%	2028	474	500
Debenture, 7.65%	2026	100	100
Gulf Opportunity Zone Revenue Bonds, Series 2010, 4.00%	2040	—	300
Other debt	2023	19	26
Net unamortized debt issuance costs and other		(84)	(86)
Total debt		9,241	11,950
Finance lease obligations (see Note 4)		2,394	1,920
Total debt and finance lease obligations		11,635	13,870
Less: Current portion		1,109	1,264
Debt and finance lease obligations, less current portion		$ 10,526	$ 12,606

93

Credit Facilities
  Valero Revolver
In November 2022, we amended our revolving credit facility (the Valero Revolver), which has a borrowing capacity of $4 billion, to extend the maturity date from March 2024 to November 2027 and to transition the benchmark reference interest rate previously based on the London Interbank Offered Rate (LIBOR) to a secured overnight financing rate (SOFR). We have the option to increase the aggregate commitments under the Valero Revolver to $5.5 billion, subject to certain conditions. The Valero Revolver also provides for the issuance of letters of credit of up to $2.4 billion.

Effective November 2022, outstanding borrowings under the Valero Revolver bear interest, at our option, at either (i) the Adjusted Term SOFR or (ii) the Alternate Base Rate (each of these rates is defined in the Valero Revolver), plus the applicable margins. The Valero Revolver also requires payments for customary fees, including facility fees, letter of credit participation fees, and administrative agent fees. The interest rate and facility fees under the Valero Revolver are subject to adjustment based upon the credit ratings assigned to our senior unsecured debt.

  Canadian Revolver
In November 2022, one of our Canadian subsidiaries amended its committed revolving credit facility (the Canadian Revolver) of C$150 million to extend the maturity date from November 2022 to November 2023. Outstanding borrowings under the Canadian Revolver bear interest at the adjusted term SOFR or applicable market rates as allowed under the terms of the agreement, plus applicable margins. The Canadian Revolver also provides for the issuance of letters of credit. The interest rates and fees under the Canadian Revolver are subject to adjustment based upon the credit ratings assigned to Valero's senior unsecured debt.

  Accounts Receivable Sales Facility
We have an accounts receivable sales facility with a group of third-party entities and financial institutions to sell eligible trade receivables on a revolving basis. In July 2022, we extended the maturity date of this facility to July 2023. Under this program, one of our marketing subsidiaries (Valero Marketing) sells eligible receivables, without recourse, to another of our subsidiaries (Valero Capital), whereupon the receivables are no longer owned by Valero Marketing. Valero Capital, in turn, sells an undivided percentage ownership interest in the eligible receivables, without recourse, to the third-party entities and financial institutions. To the extent that Valero Capital retains an ownership interest in the receivables it has purchased from Valero Marketing, such interest is included in our financial statements solely as a result of the consolidation of the financial statements of Valero Capital with those of Valero Energy Corporation; the receivables are not available to satisfy the claims of the creditors of Valero Marketing or Valero Energy Corporation.

As of December 31, 2022 and 2021, $3.0 billion and $2.8 billion, respectively, of our accounts receivable composed the designated pool of accounts receivable included in the program. All amounts outstanding under the accounts receivable sales facility are reflected as debt on our balance sheets and proceeds and repayments are reflected as cash flows from financing activities. Outstanding borrowings under the facility bear interest, at either (i) an adjusted daily simple SOFR or (ii) an alternate base rate as allowed under the terms of this facility, plus applicable margins. The interest rates under the program are subject

to adjustment based upon the credit ratings assigned to our senior unsecured debt. The program also requires payments for customary fees, including facility fees.

364-Day Revolving Credit Facility

In April 2020, we entered into an $875 million 364-Day Credit Agreement (the 364-Day Revolving Credit Facility) with several lenders. This facility provided for a revolving credit facility in an aggregate principal amount of up to $875 million. No borrowings were made under this facility prior to its maturity on April 12, 2021 and the facility was not renewed.

DGD Revolver

In March 2021, DGD, as described in Note 11, entered into a $400 million unsecured revolving credit facility (the DGD Revolver) with a syndicate of financial institutions that matures in March 2024. DGD has the option to increase the aggregate commitments under the DGD Revolver to $550 million, subject to certain restrictions. Initially, the DGD Revolver also provided for the issuance of letters of credit of up to $10 million. In September 2021, the DGD Revolver was amended to increase the letter of credit sublimit from $10 million to $50 million and to limit DGD's indebtedness arising under other letters of credit that DGD may obtain up to $25 million at any one time outstanding. This restriction does not impact Valero's letter of credit facilities. In November 2022, the DGD Revolver was amended to increase the letter of credit sublimit from $50 million to $150 million. The DGD Revolver is only available to fund the operations of DGD. DGD's lenders do not have recourse against us. As of December 31, 2022, all outstanding borrowings under this revolver are reflected in current portion of debt as payment is expected to occur in 2023.

Outstanding borrowings under the DGD Revolver generally bear interest, at DGD's option, at either (i) an alternate base rate or (ii) an adjusted LIBOR as allowed under the terms of the agreement for the applicable interest period in effect from time to time, plus the applicable margins. As of December 31, 2022 and 2021, the variable interest rate on the DGD Revolver was 5.880 percent and 1.860 percent, respectively. The DGD Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees.

DGD Loan Agreement

DGD has a $50 million unsecured revolving loan agreement (the DGD Loan Agreement) with its members (Darling Ingredients Inc. (Darling) and us). In March 2022, the maturity date of this facility was extended to April 2023. Each member has committed $25 million, resulting in aggregate commitments of $50 million. The DGD Loan Agreement is only available to fund the operations of DGD. Any outstanding borrowings under this revolver represent loans made by the noncontrolling member as any transactions between DGD and us under this revolver are eliminated in consolidation.

Outstanding borrowings under the DGD Loan Agreement bear interest at the LIBOR for the applicable interest period in effect from time to time plus the applicable margin. As of December 31, 2022 and 2021, the variable interest rate on the DGD Loan Agreement was 6.672 percent and 2.603 percent, respectively. Principal and accrued interest are due on the last day of the calendar month unless DGD provides at least two days prior written notice of their election to extend repayment to the next calendar month end.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IEnova Revolver

Central Mexico Terminals, as described in Note 11, has a combined unsecured revolving credit facility (IEnova Revolver) with IEnova (defined in Note 11) that matures in February 2028. In 2020, the borrowing capacity under the IEnova Revolver was increased from $491 million to $660 million, and during the year ended December 31, 2021, it was increased to $830 million. IEnova may terminate this revolver at any time and demand repayment of all outstanding amounts; therefore, all outstanding borrowings are reflected in current portion of debt. The IEnova Revolver is only available to the operations of Central Mexico Terminals, and the creditors of Central Mexico Terminals do not have recourse against us.

Outstanding borrowings under the IEnova Revolver bear interest at the three-month LIBOR for the applicable interest period in effect from time to time plus the applicable margin. The interest rate under this revolver is subject to adjustment, with agreement by both parties, based upon changes in market conditions. As of December 31, 2022 and 2021, the variable interest rate was 7.393 percent and 3.781 percent, respectively.

Summary of Credit Facilities

We had outstanding borrowings, letters of credit issued, and availability under our credit facilities as follows (amounts in millions and currency in U.S. dollars, except as noted):

	Facility Amount	Maturity Date	December 31, 2022 Outstanding Borrowings	Letters of Credit Issued (a)	Availability
Committed facilities:					
Valero Revolver	$ 4,000	November 2027	$ —	$ 6	$ 3,994
Canadian Revolver	$ 150	November 2023	$ —	$ 5	$ 145
Accounts receivable sales facility	$ 1,300	July 2023	$ —	n/a	$ 1,300
Committed facilities of VIEs (b):					
DGD Revolver	$ 400	March 2024	$ 100	$ 117	$ 183
DGD Loan Agreement (c)	$ 25	April 2023	$ 25	n/a	$ —
IEnova Revolver	$ 830	February 2028	$ 717	n/a	$ 113
Uncommitted facilities:					
Letter of credit facilities	n/a	n/a	n/a	$ 1,523	n/a

_____
(a) Letters of credit issued as of December 31, 2022 expire at various times in 2023 through 2024.
(b) Creditors of the VIEs do not have recourse against us.
(c) The amounts shown for this facility represent the facility amount available from, and borrowings outstanding to, the noncontrolling member as any transactions between DGD and us under this facility are eliminated in consolidation.

We are charged letter of credit issuance fees under our various uncommitted short-term bank credit facilities. These uncommitted credit facilities have no commitment fees or compensating balance requirements.

Activity under our credit facilities was as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Borrowings:			
Accounts receivable sales facility	$ 1,600	$ —	$ 300
DGD Revolver	759	276	—
DGD Loan Agreement	50	25	—
IEnova Revolver	105	81	250
Repayments:			
Accounts receivable sales facility	(1,600)	—	(400)
DGD Revolver	(759)	(176)	—
DGD Loan Agreement	(50)	—	—
IEnova Revolver	(67)	—	—

Public Debt

During the year ended December 31, 2022, the following activity occurred:

• In November and December 2022, we used cash on hand to purchase and retire the following notes (in millions):

Debt Purchased and Retired	Principal Amount
2.150% Senior Notes due 2027	$ 22
4.500% VLP Senior Notes due 2028	26
2.800% Senior Notes due 2031	28
6.625% Senior Notes due 2037	58
4.90% Senior Notes due 2045	24
3.650% Senior Notes due 2051	95
4.000% Senior Notes due 2052	97
7.45% Senior Notes due 2097	30
Various other Valero Senior Notes	62
Total	$ 442

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

- In September 2022, we used cash on hand to purchase and retire the following notes in connection with cash tender offers that we publicly announced in August 2022 and completed in September 2022 (in millions):

Debt Purchased and Retired	Principal Amount
3.65% Senior Notes due 2025	$ 48
2.850% Senior Notes due 2025	291
4.375% VLP Senior Notes due 2026	62
3.400% Senior Notes due 2026	166
4.350% Senior Notes due 2028	131
4.000% Senior Notes due 2029	552
Total	$ 1,250

- In June 2022, we reduced our debt through the acquisition of the $300 million of 4.00 percent Gulf Opportunity Zone Revenue Bonds Series 2010 that are due December 1, 2040, but were subject to mandatory tender on June 1, 2022. We have the option to effectuate a remarketing of these bonds.

- In February 2022, we issued $650 million of 4.000 percent Senior Notes due June 1, 2052. Proceeds from this debt issuance totaled $639 million before deducting the underwriting discount and other debt issuance costs. The proceeds and cash on hand were used to purchase and retire the following notes in connection with cash tender offers that we publicly announced and completed in February 2022 (in millions):

Debt Purchased and Retired	Principal Amount
3.65% Senior Notes due 2025	$ 72
2.850% Senior Notes due 2025	507
4.375% VLP Senior Notes due 2026	168
3.400% Senior Notes due 2026	653
Total	$ 1,400

During the year ended December 31, 2021, the following activity occurred:

- In November 2021, we issued $500 million of 2.800 percent Senior Notes due December 1, 2031 and $950 million of 3.650 percent Senior Notes due December 1, 2051. Proceeds from these debt issuances totaled $1.446 billion before deducting the underwriting discounts and other debt issuance costs. These proceeds and cash on hand were used to purchase and retire or redeem the

following notes in connection with cash tender offers that we publicly announced in November 2021 and completed in December 2021 (in millions):

Debt Purchased and Retired or Redeemed	Principal Amount
2.700% Senior Notes due 2023	$ 850
1.200% Senior Notes due 2024	756
3.65% Senior Notes due 2025	276
4.375% VLP Senior Notes due 2026	124
10.500% Senior Notes due 2039	137
Total	$ 2,143

In connection with the early debt redemption and retirement activity described above, we recognized a charge of $193 million in "other income, net" comprised of $179 million of premiums paid, $10 million of unamortized debt discounts and deferred debt costs, and $4 million of bank fees.

- In September 2021, we redeemed our Floating Rate Senior Notes due September 15, 2023 (the Floating Rate Notes) for $575 million.

During the year ended December 31, 2020, the following activity occurred:

- In September 2020, we issued the following senior notes:

  ◦ the Floating Rate Notes, which bore interest at a rate of three-month LIBOR plus 1.150 percent per annum, subject to certain adjustments set forth in the terms of the Floating Rate Notes;

  ◦ $925 million of 1.200 percent Senior Notes due March 15, 2024;

  ◦ $400 million of 2.850 percent Senior Notes due April 15, 2025 that constitute an additional issuance of our 2.850 percent Senior Notes due April 15, 2025 that were issued in April 2020 (see below); and

  ◦ $600 million of 2.150 percent Senior Notes due September 15, 2027.

- In April 2020, we issued $850 million of 2.700 percent Senior Notes due April 15, 2023 and $650 million of 2.850 percent Senior Notes due April 15, 2025.

Proceeds from the April and September 2020 debt issuances totaled $4.020 billion before deducting the underwriting discounts and other debt issuance costs.

Other Disclosures

"Interest and debt expense, net of capitalized interest" is comprised as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest and debt expense	$ 619	$ 651	$ 638
Less: Capitalized interest	57	48	75
Interest and debt expense, net of capitalized interest	$ 562	$ 603	$ 563

Our credit facilities and other debt arrangements contain various customary restrictive covenants, including cross-default and cross-acceleration clauses.

Principal maturities for our debt obligations as of December 31, 2022 were as follows (in millions):

2023 (a)	$ 861
2024	167
2025	441
2026	672
2027	578
Thereafter	6,606
Net unamortized debt issuance costs and other	(84)
Total debt	$ 9,241

_____

(a) Maturities for 2023 include the DGD Revolver, the DGD Loan Agreement, and the IEnova Revolver.

9. COMMITMENTS AND CONTINGENCIES

Purchase Obligations

We have various purchase obligations under certain crude oil and other feedstock supply arrangements, industrial gas supply arrangements (such as hydrogen supply arrangements), natural gas supply arrangements, and various throughput, transportation, and terminaling agreements. We enter into these contracts to ensure an adequate supply of feedstock and utilities and adequate storage capacity to operate our refineries and ethanol plants. Substantially all of our purchase obligations are based on market prices or adjustments based on market indices. Certain of these purchase obligations include fixed or minimum volume requirements, while others are based on our usage requirements. None of these obligations is associated with suppliers' financing arrangements. These purchase obligations are not reflected as liabilities.

Self-Insurance

We are self-insured for certain medical and dental, workers' compensation, automobile liability, general liability, and other third-party liability claims up to applicable retention limits. Liabilities are accrued for self-insured claims, or when estimated losses exceed coverage limits, and when sufficient information is

available to reasonably estimate the amount of the loss. These liabilities are included in accrued expenses and other long-term liabilities.

10. EQUITY

Share Activity
Activity in the number of shares of common stock and treasury stock was as follows (in millions):

	Common Stock	Treasury Stock
Balance as of December 31, 2019	673	(264)
Transactions in connection with stock-based compensation plans	—	1
Purchases of common stock for treasury	—	(2)
Balance as of December 31, 2020	673	(265)
Transactions in connection with stock-based compensation plans	—	1
Balance as of December 31, 2021	673	(264)
Transactions in connection with stock-based compensation plans	—	1
Purchases of common stock for treasury	—	(38)
Balance as of December 31, 2022	673	(301)

Preferred Stock
We have 20 million shares of preferred stock authorized with a par value of $0.01 per share. No shares of preferred stock were outstanding as of December 31, 2022 or 2021.

Treasury Stock
We purchase shares of our outstanding common stock as authorized by our board of directors (Board), including under share purchase programs (described below) and with respect to our employee stock-based compensation plans.

On January 23, 2018, our Board authorized our purchase of up to $2.5 billion of our outstanding common stock with no expiration date, and we completed all authorized share purchases under that program during the second quarter of 2022. On July 7, 2022, we announced that our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date, and we completed all authorized share purchases under that program during the fourth quarter of 2022. On October 26, 2022, our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date (the October 2022 Program). As of December 31, 2022, we had $2.3 billion remaining available for purchase under the October 2022 Program. On February 23, 2023, our Board authorized our purchase of up to an additional $2.5 billion of our outstanding common stock with no expiration date, which is in addition to the amount remaining under the October 2022 Program.

Common Stock Dividends
On January 31, 2023, our Board declared a quarterly cash dividend of $1.02 per common share payable on March 16, 2023 to holders of record at the close of business on February 14, 2023.

Income Tax Effects Related to Components of Other Comprehensive Income (Loss)
The tax effects allocated to each component of other comprehensive income (loss) were as follows (in millions):

	Before-Tax Amount	Tax Expense (Benefit)	Net Amount
Year ended December 31, 2022			
Foreign currency translation adjustment	$ (613)	$ (7)	$ (606)
Pension and other postretirement benefits:			
Net actuarial gain arising during the year	244	57	187
Amounts reclassified into income related to:			
Net actuarial loss	52	12	40
Prior service credit	(22)	(5)	(17)
Settlement loss	61	13	48
Net gain on pension and other postretirement benefits	335	77	258
Derivative instruments designated and qualifying as cash flow hedges:			
Net loss arising during the year	(292)	(32)	(260)
Net loss reclassified into income	286	32	254
Net loss on cash flow hedges	(6)	—	(6)
Other comprehensive loss	$ (284)	$ 70	$ (354)

	Before-Tax Amount	Tax Expense (Benefit)	Net Amount
Year ended December 31, 2021			
Foreign currency translation adjustment	$ (47)	$ —	$ (47)
Pension and other postretirement benefits:			
Gain arising during the year related to:			
Net actuarial gain	317	69	248
Prior service cost	(4)	(1)	(3)
Amounts reclassified into income related to:			
Net actuarial loss	80	18	62
Prior service credit	(25)	(6)	(19)
Settlement loss	8	2	6
Effect of exchange rates	2	—	2
Net gain on pension and other postretirement benefits	378	82	296
Derivative instruments designated and qualifying as cash flow hedges:			
Net loss arising during the year	(48)	(5)	(43)
Net loss reclassified into income	46	5	41
Net loss on cash flow hedges	(2)	—	(2)
Other comprehensive income	$ 329	$ 82	$ 247
Year ended December 31, 2020			
Foreign currency translation adjustment	$ 161	$ —	$ 161
Pension and other postretirement benefits:			
Loss arising during the year related to:			
Net actuarial loss	(128)	(26)	(102)
Prior service cost	(5)	(1)	(4)
Amounts reclassified into income related to:			
Net actuarial loss	74	17	57
Prior service credit	(26)	(6)	(20)
Settlement loss	5	1	4
Net loss on pension and other postretirement benefits	(80)	(15)	(65)
Derivative instruments designated and qualifying as cash flow hedges:			
Net gain arising during the year	36	3	33
Net gain reclassified into income	(34)	(4)	(30)
Net gain on cash flow hedges	2	(1)	3
Other comprehensive income	$ 83	$ (16)	$ 99

Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss by component, net of tax, were as follows (in millions):

	Foreign Currency Translation Adjustment	Defined Benefit Plans Items	Gains (Losses) on Cash Flow Hedges	Total
Balance as of December 31, 2019	$ (676)	$ (672)	$ (3)	$ (1,351)
Other comprehensive income (loss) before reclassifications	161	(106)	14	69
Amounts reclassified from accumulated other comprehensive loss	—	41	(13)	28
Other comprehensive income (loss)	161	(65)	1	97
Balance as of December 31, 2020	(515)	(737)	(2)	(1,254)
Other comprehensive income (loss) before reclassifications	(47)	245	(21)	177
Amounts reclassified from accumulated other comprehensive loss	—	49	18	67
Effect of exchange rates	—	2	—	2
Other comprehensive income (loss)	(47)	296	(3)	246
Balance as of December 31, 2021	(562)	(441)	(5)	(1,008)
Other comprehensive income (loss) before reclassifications	(606)	187	(114)	(533)
Amounts reclassified from accumulated other comprehensive loss	—	71	111	182
Other comprehensive income (loss)	(606)	258	(3)	(351)
Balance as of December 31, 2022	$ (1,168)	$ (183)	$ (8)	$ (1,359)

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gains (losses) reclassified out of accumulated other comprehensive loss and into net income (loss) were as follows (in millions):

Details about Accumulated Other Comprehensive Loss Components	Year Ended December 31,			Affected Line Item in the Statement of Income
	2022	**2021**	**2020**	
Amortization of items related to defined benefit pension plans:				
Net actuarial loss	$ (52)	$ (80)	$ (74)	(a) Other income, net
Prior service credit	22	25	26	(a) Other income, net
Settlement loss	(61)	(8)	(5)	(a) Other income, net
	(91)	(63)	(53)	Total before tax
	20	14	12	Tax benefit
	$ (71)	$ (49)	$ (41)	Net of tax
Gains (losses) on cash flow hedges:				
Commodity contracts	$ (286)	$ (46)	$ 34	Revenues
	(286)	(46)	34	Total before tax
	32	5	(4)	Tax (expense) benefit
	$ (254)	$ (41)	$ 30	Net of tax
Total reclassifications for the year	$ (325)	$ (90)	$ (11)	Net of tax

(a) These accumulated other comprehensive loss components are included in the computation of net periodic benefit cost, as discussed in Note 12.

11. VARIABLE INTEREST ENTITIES

Consolidated VIEs

In the normal course of business, we have financial interests in certain entities that have been determined to be VIEs. We consolidate a VIE when we have a variable interest in an entity for which we are the primary beneficiary such that we have (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. In order to make this determination, we evaluated our contractual arrangements with the VIE, including arrangements for the use of assets, purchases of products and services, debt, equity, or management of operating activities.

The following discussion summarizes our involvement with the consolidated VIEs:

- DGD is a joint venture with a subsidiary of Darling that owns and operates two plants that process waste and renewable feedstocks (predominately animal fats, used cooking oils, and inedible distillers corn oils) into renewable diesel and renewable naphtha. One plant is located next to our St. Charles Refinery (the DGD St. Charles Plant) and the other plant is the DGD

105

Port Arthur Plant. Our significant agreements with DGD include an operations agreement that outlines our responsibilities as operator of both plants.

As operator, we operate the plants and perform certain day-to-day operating and management functions for DGD as an independent contractor. The operations agreement provides us (as operator) with certain power to direct the activities that most significantly impact DGD's economic performance. Because this agreement conveys such power to us and is separate from our ownership rights, we determined that DGD was a VIE. For this reason and because we hold a 50 percent ownership interest that provides us with significant economic rights and obligations, we determined that we are the primary beneficiary of DGD. DGD has risk associated with its operations because it generates revenues from external customers.

- Central Mexico Terminals is a collective group of three subsidiaries of Infraestructura Energetica Nova, S.A.P.I. de C.V. (IEnova), a Mexican company and indirect subsidiary of Sempra Energy, a U.S. public company. We have terminaling agreements with Central Mexico Terminals that represent variable interests because we have determined them to be finance leases due to our exclusive use of the terminals. Although we do not have an ownership interest in the entities that own each of the three terminals, the finance leases convey to us (i) the power to direct the activities that most significantly impact the economic performance of all three terminals and (ii) the ability to influence the benefits received or the losses incurred by the terminals because of our use of the terminals. As a result, we determined each of the entities was a VIE and that we are the primary beneficiary of each. Substantially all of Central Mexico Terminals' revenues will be derived from us; therefore, we believe there is limited risk to us associated with Central Mexico Terminals' operations.

- We also have financial interests in other entities that have been determined to be VIEs because the entities' contractual arrangements transfer the power to us to direct the activities that most significantly impact their economic performance or reduce the exposure to operational variability and risk of loss created by the entity that otherwise would be held exclusively by the equity owners. Furthermore, we determined that we are the primary beneficiary of these VIEs because (i) certain contractual arrangements (exclusive of our ownership rights) provide us with the power to direct the activities that most significantly impact the economic performance of these entities and/or (ii) our 50 percent ownership interests provide us with significant economic rights and obligations.

The assets of the consolidated VIEs can only be used to settle their own obligations and the creditors of the consolidated VIEs have no recourse to our other assets. We generally do not provide financial guarantees to the VIEs. Although we have provided credit facilities to some of the VIEs in support of their construction or acquisition activities, these transactions are eliminated in consolidation. Our financial position, results of operations, and cash flows are impacted by the performance of the consolidated VIEs, net of intercompany eliminations, to the extent of our ownership interest in each VIE.

The following table presents summarized balance sheet information for the significant assets and liabilities of the consolidated VIEs, which are included in our balance sheets (in millions):

	DGD		Central Mexico Terminals		Other		Total	
December 31, 2022								
Assets								
Cash and cash equivalents	$	133	$	—	$	16	$	149
Other current assets		1,106		7		32		1,145
Property, plant, and equipment, net		3,785		681		79		4,545
Liabilities								
Current liabilities, including current portion of debt and finance lease obligations	$	626	$	737	$	21	$	1,384
Debt and finance lease obligations, less current portion		693		—		—		693
December 31, 2021								
Assets								
Cash and cash equivalents	$	21	$	—	$	15	$	36
Other current assets		558		10		13		581
Property, plant, and equipment, net		2,629		676		91		3,396
Liabilities								
Current liabilities, including current portion of debt and finance lease obligations	$	398	$	729	$	9	$	1,136
Debt and finance lease obligations, less current portion		264		—		20		284

Nonconsolidated VIEs
We hold variable interests in VIEs that have not been consolidated because we are not considered the primary beneficiary. These nonconsolidated VIEs are not material to our financial position or results of operations and are accounted for as equity investments.

On April 19, 2021, we sold a 24.99 percent membership interest in MVP Terminalling, LLC (MVP), a nonconsolidated joint venture, for $270 million that resulted in a gain of $62 million, which is included in "other income, net" for the year ended December 31, 2021. MVP owns and operates a marine terminal (the MVP Terminal) located on the Houston Ship Channel in Pasadena, Texas. We retained a 25.01 percent membership interest in MVP.

12. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

We have defined benefit pension plans, some of which are subject to collective bargaining agreements, that cover most of our employees. These plans provide eligible employees with retirement income based primarily on years of service and compensation during specific periods under final average pay and cash balance formulas. We fund all of our pension plans as required by local regulations. In the U.S., all qualified pension plans are subject to the Employee Retirement Income Security Act's minimum funding standard. We typically do not fund or fully fund U.S. nonqualified and certain foreign pension plans that are not subject to funding requirements because contributions to these pension plans may be less economic and investment returns may be less attractive than our other investment alternatives.

We also provide health care and life insurance benefits for certain retired employees through our postretirement benefit plans. Most of our employees become eligible for these benefits if, while still working for us, they reach normal retirement age or take early retirement. These plans are unfunded, and retired employees share the cost with us. Individuals who became our employees as a result of an acquisition became eligible for postretirement benefits under our plans as determined by the terms of the relevant acquisition agreement.

The changes in benefit obligation related to all of our defined benefit plans, the changes in fair value of plan assets[a], and the funded status of our defined benefit plans as of and for the years ended below were as follows (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2022	**2021**	**2022**	**2021**
Changes in benefit obligation				
Benefit obligation as of beginning of year	$ 3,463	$ 3,625	$ 347	$ 358
Service cost	152	161	6	7
Interest cost	85	73	8	7
Participant contributions	—	—	13	13
Benefits paid	(366)	(284)	(29)	(29)
Actuarial gain	(882)	(111)	(86)	(9)
Foreign currency exchange rate changes	(39)	(1)	(1)	—
Benefit obligation as of end of year	$ 2,413	$ 3,463	$ 258	$ 347
Changes in plan assets (a)				
Fair value of plan assets as of beginning of year	$ 3,303	$ 3,067	$ —	$ —
Actual return on plan assets	(532)	389	—	—
Company contributions	120	135	16	16
Participant contributions	—	—	13	13
Benefits paid	(366)	(284)	(29)	(29)
Foreign currency exchange rate changes	(40)	(4)	—	—
Fair value of plan assets as of end of year	$ 2,485	$ 3,303	$ —	$ —
Reconciliation of funded status (a)				
Fair value of plan assets as of end of year	$ 2,485	$ 3,303	$ —	$ —
Less: Benefit obligation as of end of year	2,413	3,463	258	347
Funded status as of end of year	$ 72	$ (160)	$ (258)	$ (347)
Accumulated benefit obligation	$ 2,271	$ 3,238	n/a	n/a

_____
(a) Plan assets include only the assets associated with pension plans subject to legal minimum funding standards. Plan assets associated with U.S. nonqualified pension plans are not included here because they are not protected from our creditors and therefore cannot be reflected as a reduction from our obligations under the pension plans. As a result, the reconciliation of funded status does not reflect the effect of plan assets that exist for all of our defined benefit plans. See Note 18 for the assets associated with certain U.S. nonqualified pension plans.

The actuarial gain for the year ended December 31, 2022 primarily resulted from an increase in the discount rates used to determine our benefit obligations for our pension plans from 2.93 percent in 2021 to 5.19 percent in 2022 due primarily to rising interest rates during 2022 as a result of actions by the Federal Reserve System and other central banks to address inflation. The actuarial gain for the year ended December 31, 2021 primarily resulted from an increase in the discount rates used to determine our benefit obligations for our pension plans from 2.62 percent in 2020 to 2.93 percent in 2021.

Benefits paid for the year ended December 31, 2022 were higher than those paid in 2021 due to a greater number of participants retiring in 2022 who elected lump-sum distributions. We believe that the increase in lump-sum elections was driven by the negative impact higher interest rates will have on lump-sum payments made after December 31, 2022.

The fair value of our plan assets as of December 31, 2022 was unfavorably impacted by the negative return on plan assets resulting primarily from a significant decline in equity market prices throughout the year. The fair value of our plan assets as of December 31, 2021 was favorably impacted by the return on plan assets resulting primarily from an improvement in equity market prices throughout the year.

Amounts recognized in our balance sheet for our pension and other postretirement benefits plans include (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2022	2021	2022	2021
Deferred charges and other assets, net	$ 297	$ 135	$ —	$ —
Accrued expenses	(14)	(19)	(21)	(22)
Other long-term liabilities	(211)	(276)	(237)	(325)
	$ 72	$ (160)	$ (258)	$ (347)

The following table presents information for our pension plans with projected benefit obligations in excess of plan assets (in millions):

	December 31,	
	2022	2021
Projected benefit obligation	$ 249	$ 335
Fair value of plan assets	24	40

The following table presents information for our pension plans with accumulated benefit obligations in excess of plan assets (in millions):

	December 31,	
	2022	2021
Accumulated benefit obligation	$ 209	$ 265
Fair value of plan assets	24	31

Benefit payments that we expect to pay, including amounts related to expected future services that we expect to receive, are as follows for the years ending December 31 (in millions):

	Pension Benefits	Other Postretirement Benefits
2023	$ 159	$ 21
2024	203	21
2025	181	20
2026	192	19
2027	198	19
2028-2032	969	88

We plan to contribute $108 million to our pension plans and $21 million to our other postretirement benefit plans during 2023.

The components of net periodic benefit cost related to our defined benefit plans were as follows (in millions):

	Pension Plans Year Ended December 31,			Other Postretirement Benefit Plans Year Ended December 31,		
	2022	2021	2020	2022	2021	2020
Service cost	$ 152	$ 161	$ 140	$ 6	$ 7	$ 6
Interest cost	85	73	85	8	7	9
Expected return on plan assets	(192)	(192)	(179)	—	—	—
Amortization of:						
Net actuarial (gain) loss	52	81	74	—	(1)	—
Prior service credit	(18)	(18)	(19)	(4)	(7)	(7)
Settlement loss	61	8	5	—	—	—
Net periodic benefit cost	$ 140	$ 113	$ 106	$ 10	$ 6	$ 8

The components of net periodic benefit cost other than the service cost component (i.e., the non-service cost components) are included in "other income, net."

Amortization of the net actuarial (gain) loss shown in the preceding table was based on the straight-line amortization of the excess of the unrecognized (gain) loss over 10 percent of the greater of the projected benefit obligation or market-related value of plan assets (smoothed asset value) over the average remaining service period of active employees expected to receive benefits under each respective plan. Amortization of prior service credit shown in the preceding table was based on a straight-line amortization of the credit over the average remaining service period of employees expected to receive benefits under each respective plan.

Pre-tax amounts recognized in other comprehensive income (loss) were as follows (in millions):

	Pension Plans			Other Postretirement Benefit Plans		
	Year Ended December 31,			Year Ended December 31,		
	2022	2021	2020	2022	2021	2020
Net gain (loss) arising during the year:						
Net actuarial gain (loss)	$ 158	$ 308	$ (105)	$ 86	$ 9	$ (23)
Prior service cost	—	(4)	(5)	—	—	—
Net (gain) loss reclassified into income:						
Net actuarial (gain) loss	53	81	74	(1)	(1)	—
Prior service credit	(18)	(18)	(19)	(4)	(7)	(7)
Settlement loss	61	8	5	—	—	—
Effect of exchange rates	—	2	—	—	—	—
Total changes in other comprehensive income (loss)	$ 254	$ 377	$ (50)	$ 81	$ 1	$ (30)

The pre-tax amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost were as follows (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2022	2021	2022	2021
Net actuarial (gain) loss	$ 342	$ 615	$ (89)	$ (4)
Prior service credit	(25)	(44)	(2)	(6)
Total	$ 317	$ 571	$ (91)	$ (10)

The weighted-average assumptions used to determine the benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2022	2021	2022	2021
Discount rate	5.19%	2.93%	5.20%	2.96%
Rate of compensation increase	3.76%	3.70%	n/a	n/a
Interest crediting rate for cash balance plans	3.76%	3.03%	n/a	n/a

The discount rate assumption used to determine the benefit obligations as of December 31, 2022 and 2021 for the majority of our pension plans and other postretirement benefit plans was based on the Aon AA Only Above Median yield curve and considered the timing of the projected cash outflows under our plans. This curve was designed by Aon, our actuarial consultant, to provide a means for plan sponsors to

value the liabilities of their pension plans or postretirement benefit plans. To develop this curve, a hypothetical double-A yield curve represented by a series of annualized individual discount rates with maturities from six months to 99 years is constructed. Each bond issue underlying the double-A yield curve is required to have an average rating of double-A when averaging all available ratings by Moody's Investors Service, Standard & Poor's Ratings Services, and Fitch Ratings. Only the bonds representing the 50 percent highest yielding issuances of this double-A yield curve are then included in the Aon AA Only Above Median yield curve.

We based our discount rate assumption on the Aon AA Only Above Median yield curve because we believe it is representative of the types of bonds we would use to settle our pension and other postretirement benefit plan liabilities as of those dates. We believe that the yields associated with the bonds used to develop this yield curve reflect the current level of interest rates.

The weighted-average assumptions used to determine the net periodic benefit cost were as follows:

	Pension Plans			Other Postretirement Benefit Plans		
	Year Ended December 31,			Year Ended December 31,		
	2022	2021	2020	2022	2021	2020
Discount rate	2.94%	2.62%	3.14%	2.96%	2.64%	3.32%
Expected long-term rate of return on plan assets	6.71%	7.09%	7.20%	n/a	n/a	n/a
Rate of compensation increase	3.70%	3.66%	3.75%	n/a	n/a	n/a
Interest crediting rate for cash balance plans	3.03%	3.03%	3.03%	n/a	n/a	n/a

The assumed health care cost trend rates were as follows:

	December 31,	
	2022	2021
Health care cost trend rate assumed for the next year	6.78%	6.61%
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	4.97%	5.00%
Year that the rate reaches the ultimate trend rate	2032	2026

The following table presents the fair values of the assets of our pension plans (in millions) as of December 31, 2022 and 2021 by level of the fair value hierarchy. Assets categorized in Level 1 of the hierarchy are measured at fair value using a market approach based on unadjusted quoted prices from national securities exchanges. Assets categorized in Level 2 of the hierarchy are measured at net asset value in a market that is not active or inputs other than quoted prices that are observable. No assets were categorized in Level 3 of the hierarchy as of December 31, 2022 and 2021. As previously noted, we do not fund or fully fund U.S. nonqualified and certain foreign pension plans that are not subject to funding requirements, and we do not fund our other postretirement benefit plans.

	2022			2021		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Equity securities (a)	$ 528	$ —	$ 528	$ 681	$ —	$ 681
Mutual funds	191	—	191	246	—	246
Corporate debt instruments (a)	—	253	253	—	355	355
Government securities	69	127	196	94	141	235
Common collective trusts (b)	—	940	940	—	1,202	1,202
Pooled separate accounts (c)	—	279	279	—	370	370
Private funds	—	43	43	—	112	112
Insurance contract	—	14	14	—	15	15
Interest and dividends receivable	5	—	5	5	—	5
Cash and cash equivalents	38	3	41	82	—	82
Securities transactions payable, net	(5)	—	(5)	—	—	—
Total pension plan assets	$ 826	$ 1,659	$ 2,485	$ 1,108	$ 2,195	$ 3,303

(a) This class of securities includes domestic and international securities, which are held in a wide range of industry sectors.
(b) This class primarily includes investments in approximately 80 percent equities and 20 percent bonds as of December 31, 2022 and 2021.
(c) This class primarily includes investments in approximately 55 percent equities and 45 percent bonds as of December 31, 2022 and 2021.

The investment policies and strategies for the assets of our pension plans incorporate a well-diversified approach that is expected to earn long-term returns from capital appreciation and a growing stream of current income. This approach recognizes that assets are exposed to risk and the market value of the pension plans' assets may fluctuate from year to year. Risk tolerance is determined based on our financial ability to withstand risk within the investment program and the willingness to accept return volatility. In line with the investment return objective and risk parameters, the pension plans' mix of assets includes a diversified portfolio of equity and fixed-income investments. Equity securities include international securities and a blend of U.S. growth and value stocks of various sizes of capitalization. Fixed income securities include bonds and notes issued by the U.S. government and its agencies, corporate bonds, and mortgage-backed securities. The aggregate asset allocation is reviewed on an annual basis. As of December 31, 2022, the target allocations for plan assets under our primary pension plan are 70 percent equity securities and 30 percent fixed income investments.

The expected long-term rate of return on plan assets is based on a forward-looking expected asset return model. This model derives an expected rate of return based on the target asset allocation of a plan's

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

assets. The underlying assumptions regarding expected rates of return for each asset class reflect Aon's best expectations for these asset classes. The model reflects the positive effect of periodic rebalancing among diversified asset classes. We select an expected asset return that is supported by this model.

Defined Contribution Plans
We have defined contribution plans that cover most of our employees. Our contributions to these plans are based on employees' compensation and/or a partial match of employee contributions to the plans. Our contributions to these defined contribution plans were $83 million, $82 million, and $80 million for the years ended December 31, 2022, 2021, and 2020, respectively.

13. STOCK-BASED COMPENSATION

Overview
Under our 2020 Omnibus Stock Incentive Plan (the 2020 OSIP), various stock and stock-based awards may be granted to employees, non-employee directors, and third-party service providers. The 2020 OSIP permits grants of (i) restricted stock and restricted stock units; (ii) stock options (including incentive and non-qualified stock options); (iii) stock appreciation rights; (iv) performance awards of cash, stock, or other securities; and (v) other stock-based awards (e.g., stock unit awards). Awards under the 2020 OSIP are granted at the discretion of our Human Resources and Compensation Committee, a committee of our Board, and may be subject to vesting or performance periods, performance goals, or other restrictions. The 2020 OSIP was approved by our stockholders on April 30, 2020, and as of such date, any shares of common stock that were available to be awarded under the 2011 Omnibus Stock Incentive Plan (the 2011 OSIP) became available for issuance under the 2020 OSIP and any shares of common stock subject to awards under the 2011 OSIP outstanding as of April 30, 2020, that are subsequently forfeited, terminated, canceled or rescinded, settled in cash in lieu of common stock, exchanged for awards not involving common stock, or expire unexercised also become available for issuance under the 2020 OSIP. No future awards will be made under the 2011 OSIP. As of December 31, 2022, 12,747,181 shares of our common stock remained available to be awarded under the 2020 OSIP.

The following table reflects activity related to our stock-based compensation arrangements (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Stock-based compensation expense:			
Restricted stock	$ 67	$ 65	$ 63
Performance awards	32	21	15
Stock options and other awards	4	2	2
Total stock-based compensation expense	$ 103	$ 88	$ 80
Tax benefit recognized on stock-based compensation expense	$ 15	$ 13	$ 13
Tax benefit realized for tax deductions resulting from exercises and vestings	2	1	1

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted Stock

Restricted stock is our most significant stock-based compensation arrangement. Employees, non-employee directors, and third-party service providers are eligible to receive restricted stock, which vests in accordance with individual written agreements between the participants and us, usually in equal annual installments over a period of three years beginning one year after the date of grant. The fair value of each share of restricted stock is equal to the market price of our common stock. A summary of the status of our restricted stock awards is presented in the following table:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested shares as of January 1, 2022	1,458,191	$ 70.93
Granted	575,074	112.88
Vested	(835,828)	76.54
Forfeited	(15,260)	72.52
Nonvested shares as of December 31, 2022	1,182,177	87.36

As of December 31, 2022, there was $54 million of unrecognized compensation cost related to outstanding unvested restricted stock awards, which is expected to be recognized over a weighted-average period of approximately two years.

The following table reflects activity related to our restricted stock:

	Year Ended December 31,		
	2022	2021	2020
Weighted-average grant-date fair value per share of restricted stock granted	$ 112.88	$ 77.71	$ 55.62
Fair value of restricted stock vested (in millions)	99	59	35

14. INCOME TAXES

Income Statement Components

Income (loss) before income tax expense (benefit) was as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
U.S. operations	$ 11,716	$ 1,023	$ (2,072)
Foreign operations	3,591	520	62
Income (loss) before income tax expense (benefit)	$ 15,307	$ 1,543	$ (2,010)

Statutory income tax rates applicable to the countries in which we operate during each of the years ended December 31, 2022, 2021, and 2020 were as follows:

U.S.	21 %
Canada	15 %
U.K.	19 %
Ireland	13 %
Peru	30 %
Mexico	30 %

The following is a reconciliation of income tax expense (benefit) computed by applying statutory income tax rates to actual income tax expense (benefit) (in millions):

	U.S.		Foreign		Total	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Year ended December 31, 2022						
Income tax expense at statutory rates	$ 2,460	21.0 %	$ 611	17.0 %	$ 3,071	20.1 %
U.S. state and Canadian provincial tax expense, net of federal income tax effect	182	1.6 %	255	7.1 %	437	2.8 %
Permanent differences	(61)	(0.5)%	(16)	(0.5)%	(77)	(0.5)%
GILTI tax	413	3.5 %	—	—	413	2.7 %
Foreign tax credits	(396)	(3.4)%	—	—	(396)	(2.6)%
Repatriation withholding tax	51	0.4 %	—	—	51	0.3 %
Tax effects of income associated with noncontrolling interests	(78)	(0.7)%	25	0.7 %	(53)	(0.3)%
Other, net	(27)	(0.2)%	9	0.3 %	(18)	(0.1)%
Income tax expense	$ 2,544	21.7 %	$ 884	24.6 %	$ 3,428	22.4 %

See notes on page 118.

	U.S.		Foreign		Total	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Year ended December 31, 2021						
Income tax expense at statutory rates	$ 215	21.0 %	$ 73	14.0 %	$ 288	18.7 %
U.S. state and Canadian provincial tax expense, net of federal income tax effect	16	1.6 %	53	10.2 %	69	4.5 %
Permanent differences	(34)	(3.3)%	(14)	(2.7)%	(48)	(3.1)%
Changes in tax law (a)	(10)	(1.0)%	74	14.2 %	64	4.1 %
CARES Act (b)	(56)	(5.5)%	—	—	(56)	(3.6)%
GILTI tax	125	12.2 %	—	—	125	8.1 %
Foreign tax credits	(103)	(10.1)%	—	—	(103)	(6.7)%
Settlements	(22)	(2.1)%	—	—	(22)	(1.4)%
Tax effects of income associated with noncontrolling interests	(74)	(7.2)%	30	5.8 %	(44)	(2.9)%
Other, net	(7)	(0.7)%	(11)	(2.1)%	(18)	(1.2)%
Income tax expense	$ 50	4.9 %	$ 205	39.4 %	$ 255	16.5 %
Year ended December 31, 2020						
Income tax benefit at statutory rates	$ (435)	21.0 %	$ (10)	(16.1)%	$ (445)	22.1 %
U.S. state and Canadian provincial tax expense (benefit), net of federal income tax effect	(33)	1.6 %	27	43.5 %	(6)	0.3 %
Permanent differences	(23)	1.1 %	15	24.2 %	(8)	0.4 %
CARES Act (b)	(360)	17.4 %	—	—	(360)	17.9 %
Lapse of federal statute of limitations	(39)	1.8 %	—	—	(39)	1.9 %
Change in tax law	—	— %	21	33.9 %	21	(1.0)%
Tax effects of income associated with noncontrolling interests	(66)	3.2 %	(8)	(12.9)%	(74)	3.7 %
Other, net	7	(0.3)%	1	1.6 %	8	(0.4)%
Income tax expense (benefit)	$ (949)	45.8 %	$ 46	74.2 %	$ (903)	44.9 %

_____

(a) During the three months ended June 30, 2021, certain statutory income tax rate changes (primarily an increase in the U.K. rate from 19 percent to 25 percent effective in 2023) were enacted that resulted in the remeasurement of our deferred tax liabilities and related deferred income tax expense.

(b) See "*CARES Act*" on page 123 for a discussion of significant changes in tax law in the U.S. that were enacted in 2020.

Components of income tax expense (benefit) were as follows (in millions):

	U.S.	Foreign	Total
Year ended December 31, 2022			
Current:			
Country	$ 2,147	$ 766	$ 2,913
U.S. state / Canadian provincial	153	312	465
Total current	2,300	1,078	3,378
Deferred:			
Country	164	(138)	26
U.S. state / Canadian provincial	80	(56)	24
Total deferred	244	(194)	50
Income tax expense	$ 2,544	$ 884	$ 3,428
Year ended December 31, 2021			
Current:			
Country	$ 68	$ 215	$ 283
U.S. state / Canadian provincial	1	97	98
Total current	69	312	381
Deferred:			
Country	5	(63)	(58)
U.S. state / Canadian provincial	(24)	(44)	(68)
Total deferred	(19)	(107)	(126)
Income tax expense	$ 50	$ 205	$ 255
Year ended December 31, 2020			
Current:			
Country	$ (1,033)	$ (34)	$ (1,067)
U.S. state / Canadian provincial	9	(3)	6
Total current	(1,024)	(37)	(1,061)
Deferred:			
Country	126	53	179
U.S. state / Canadian provincial	(51)	30	(21)
Total deferred	75	83	158
Income tax expense (benefit)	$ (949)	$ 46	$ (903)

Income Taxes Paid (Refunded)

Income taxes paid to (received from) U.S. and foreign taxing authorities were as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
U.S.	$ 2,396	$ (878) (a)	$ 130
Foreign	892	36	73
Income taxes paid (refunded), net	$ 3,288	$ (842)	$ 203

(a) This amount includes a refund of $962 million that we received related to our U.S. federal income tax return for 2020.

Deferred Income Tax Assets and Liabilities

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in millions):

	December 31,	
	2022	**2021**
Deferred income tax assets:		
Tax credit carryforwards	$ 660	$ 679
NOLs	642	697
Inventories	326	217
Compensation and employee benefit liabilities	44	123
Environmental liabilities	57	53
Other	186	149
Total deferred income tax assets	1,915	1,918
Valuation allowance	(1,234)	(1,262)
Net deferred income tax assets	681	656
Deferred income tax liabilities:		
Property, plant, and equipment	4,708	4,866
Deferred turnaround costs	369	308
Inventories	234	191
Investments	431	268
Other	156	233
Total deferred income tax liabilities	5,898	5,866
Net deferred income tax liabilities	$ 5,217	$ 5,210

We had the following income tax credit and loss carryforwards as of December 31, 2022 (in millions):

	Amount	Expiration
U.S. state income tax credits (gross amount)	$ 73	2023 through 2033
U.S. state income tax credits (gross amount)	5	Unlimited
U.S. foreign tax credits	598	2027
U.S. state income tax NOLs (gross amount)	12,002	2023 through 2040
U.S. state income tax NOLs (gross amount)	390	Unlimited
Foreign NOLs (gross amount)	9	Unlimited

We have recorded a valuation allowance as of December 31, 2022 and 2021 due to uncertainties related to our ability to utilize some of our deferred income tax assets associated with our U.S. foreign tax credits, certain U.S. state income tax credits, certain foreign deferred tax assets, and certain NOLs before they expire. The valuation allowance is based on our estimates of future taxable income in the various jurisdictions in which we operate and the period over which deferred income tax assets will be recoverable. The valuation allowance decreased by $28 million in 2022 primarily due to increases in the realizability of assets and NOLs in a foreign jurisdiction.

Unrecognized Tax Benefits
Change in Unrecognized Tax Benefits
The following is a reconciliation of the change in unrecognized tax benefits, excluding related interest and penalties, (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Balance as of beginning of year	$ 816	$ 847	$ 897
Additions for tax positions related to the current year	27	3	5
Additions for tax positions related to prior years	19	13	9
Reductions for tax positions related to prior years	(573)	(25)	(20)
Reductions for tax positions related to the lapse of applicable statute of limitations	(5)	—	(44)
Settlements	—	(22)	—
Balance as of end of year	$ 284	$ 816	$ 847

Liability for Unrecognized Tax Benefits
The following is a reconciliation of unrecognized tax benefits to our liability for unrecognized tax benefits presented in our balance sheets (in millions).

	December 31,	
	2022	**2021**
Unrecognized tax benefits	$ 284	$ 816
Tax refund claims not yet filed but that we intend to file	—	(28)
Interest and penalties	105	86
Liability for unrecognized tax benefits presented in our balance sheets	$ 389	$ 874

Our liability for unrecognized tax benefits is reflected in the following balance sheet line items (in millions):

	December 31,	
	2022	**2021**
Deferred charges and other assets, net	$ (26)	$ —
Income taxes payable	169	1
Other long-term liabilities	239	863
Deferred tax liabilities	7	10
Liability for unrecognized tax benefits presented in our balance sheets	$ 389	$ 874

As of December 31, 2021, our liability for unrecognized tax benefits included $525 million of refund claims associated with taxes paid on incentive payments received from the U.S. federal government for blending biofuels into petroleum-based transportation fuels. We recorded a tax refund receivable of $525 million in connection with our refund claims, but we also recorded a liability for unrecognized tax benefits of $525 million due to the complexity of this matter and uncertainties with respect to sustaining these refund claims. In December 2022, we withdrew our lawsuit regarding this matter. Our financial position, results of operations, and liquidity were not impacted by this withdrawal.

As of December 31, 2022 and 2021, there was $190 million and $708 million, respectively, of unrecognized tax benefits that if recognized would reduce our annual effective tax rate.

During the next 12 months, it is reasonably possible that our tax audit resolutions could reduce our liability for unrecognized tax benefits, excluding interest, by approximately $112 million either because our tax positions are sustained upon audit or because we agree to their disallowance. We do not expect these reductions to have a material impact on our financial statements because such reductions would not materially affect our annual effective tax rate.

Tax Returns Under Audit
U.S. Federal
As of December 31, 2022, our U.S. federal income tax returns for 2012 through 2015, 2017, and 2018 were under audit by the Internal Revenue Service (IRS). The IRS has proposed adjustments for certain open years and we are currently contesting the proposed adjustments with the Office of Appeals of the IRS. We continue to work with the IRS to resolve these matters and we believe that they will be resolved for amounts consistent with our recorded amounts of unrecognized tax benefits associated with these matters.

U.S. State
In 2021, we settled the audits related to our California tax returns for 2004 through 2006. We did not have a significant change to our liability for unrecognized tax benefits upon settlement of the audits. As of December 31, 2022, our California tax returns for 2007 and 2011 through 2019 were under audit by the state of California. We do not expect the ultimate disposition of these audits will result in a material change to our financial condition, results of operations, and liquidity. We believe these audits will be resolved for amounts consistent with our recorded amounts for unrecognized tax benefits associated with these audits.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Foreign

As of December 31, 2022, certain of our Canadian subsidiaries' federal tax returns for 2013 through 2018 were under audit by the Canada Revenue Agency and our Quebec provincial tax returns for 2013 through 2018 were under audit by Revenue Quebec. Also, we are protesting proposed adjustments related to our Peruvian subsidiary's federal tax return for 2018, which is under audit by La Superintendencia Nacional de Aduanas y de Administración Tributaria. As of December 31, 2022, the 2020 tax return for one of our Mexican subsidiaries was under audit by Servicio de Administración Tributaria, and we are protesting proposed adjustments for this tax return. We do not expect the ultimate disposition of these audits or inquiries will result in a material change to our financial condition, results of operations, and liquidity.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted, which resulted in significant changes to the U.S. Internal Revenue Code of 1986, as amended (the Code). The most significant changes affecting us were as follows:

- Modification of the limitations previously set by the Tax Cuts and Jobs Act of 2017 by providing that tax NOLs arising in a tax year beginning in 2018, 2019, or 2020 can be carried back five years. This provision allows the taxpayer to recover taxes previously paid at a 35 percent federal income tax rate during tax years prior to 2018. In addition, the CARES Act removed the taxable income limitation to allow a tax NOL to fully offset taxable income for tax years beginning before January 1, 2021.

- Increased the deductibility of interest expense from 30 percent to 50 percent of adjusted taxable income for 2019 and 2020. Also, a taxpayer can elect to use its 2019 adjusted taxable income in 2020 to determine the deductible amount of interest expense in that year.

Our income tax benefit for the year ended December 31, 2020 included a tax benefit of $360 million attributable to the tax NOL carryback provided under the CARES Act for our 2020 tax NOL to our 2015 tax year in which we paid federal income taxes at a 35 percent tax rate. Upon filing our superseding 2020 federal income tax return in the fourth quarter of 2021, we recorded an additional tax benefit of $56 million during the year ended December 31, 2021 related to the additional 2020 tax NOL carryback to 2015.

Other Disclosures
Undistributed Earnings of Foreign Subsidiaries

As of December 31, 2022, the cumulative undistributed earnings of our foreign subsidiaries that is considered permanently reinvested in the relevant foreign countries were $7.6 billion. This amount excludes $1 billion of earnings that are no longer considered permanently reinvested. We are able to distribute cash via a dividend from our foreign subsidiaries with a full dividend received deduction in the U.S. However, there is a cost to repatriate the undistributed earnings of certain of our foreign subsidiaries to us, including, but not limited to, withholding taxes imposed by certain foreign jurisdictions, U.S. state income taxes, and U.S. federal income tax on foreign exchange gains. We have accrued $51 million of withholding and other taxes on the $1 billion of earnings previously noted, but it is not practicable to estimate the amount of additional tax that would be payable on the undistributed earnings that are considered permanently reinvested.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Our repatriation tax liability relates to our recognition of a one-time transition tax on the deemed repatriation of previously undistributed accumulated earnings and profits of our foreign subsidiaries and is included in other long-term liabilities (see Note 7). This transition tax will be remitted to the IRS over the eight-year period provided in the Code, with annual installments through 2025.

Interest and Penalties

Interest and penalties incurred during the years ended December 31, 2022, 2021, and 2020 were not material.

15. EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share was computed as follows (dollars and shares in millions, except per share amounts):

	Year Ended December 31,		
	2022	**2021**	**2020**
Earnings (loss) per common share:			
Net income (loss) attributable to Valero stockholders	$ 11,528	$ 930	$ (1,421)
Less: Income allocated to participating securities	43	6	5
Net income (loss) available to common stockholders	$ 11,485	$ 924	$ (1,426)
Weighted-average common shares outstanding	395	407	407
Earnings (loss) per common share	$ 29.05	$ 2.27	$ (3.50)
Earnings (loss) per common share – assuming dilution:			
Net income (loss) attributable to Valero stockholders	$ 11,528	$ 930	$ (1,421)
Less: Income allocated to participating securities	43	6	5
Net income (loss) available to common stockholders	$ 11,485	$ 924	$ (1,426)
Weighted-average common shares outstanding	395	407	407
Effect of dilutive securities	1	—	—
Weighted-average common shares outstanding – assuming dilution	396	407	407
Earnings (loss) per common share – assuming dilution	$ 29.04	$ 2.27	$ (3.50)

Participating securities include restricted stock and performance awards granted under our 2020 OSIP or our 2011 OSIP. Dilutive securities include participating securities as well as outstanding stock options.

16. REVENUES AND SEGMENT INFORMATION

Revenue from Contracts with Customers
Disaggregation of Revenue
Revenue is presented in the table below under *"Segment Information"* disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of our financial statements.

Contract Balances
Contract balances were as follows (in millions):

	December 31,	
	2022	**2021**
Receivables from contracts with customers (see Note 2)	$ 7,189	$ 6,228
Contract liabilities, included in accrued expenses (see Note 7)	129	78

During the years ended December 31, 2022, 2021, and 2020, we recognized as revenue $76 million, $47 million, and $50 million, respectively, that was included in contract liabilities as of December 31, 2021, 2020, and 2019, respectively.

Remaining Performance Obligations
We have spot and term contracts with customers, the majority of which are spot contracts with no remaining performance obligations. We do not disclose remaining performance obligations for contracts that have terms of one year or less. The transaction price for our remaining term contracts includes a fixed component and variable consideration (i.e., a commodity price), both of which are allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation. The fixed component is not material and the variable consideration is highly uncertain. Therefore, as of December 31, 2022, we have not disclosed the aggregate amount of the transaction price allocated to our remaining performance obligations.

Segment Information
We have three reportable segments — Refining, Renewable Diesel, and Ethanol. Each segment is a strategic business unit that offers different products and services by employing unique technologies and marketing strategies and whose operations and operating performance are managed and evaluated separately. Operating performance is measured based on the operating income generated by the segment, which includes revenues and expenses that are directly attributable to the management of the respective segment. Intersegment sales are generally derived from transactions made at prevailing market rates. The following is a description of each segment's business operations.

- The *Refining segment* includes the operations of our petroleum refineries, the associated activities to market our refined petroleum products, and the logistics assets that support our refining operations. The principal products manufactured by our refineries and sold by this segment include gasolines and blendstocks, distillates, and other products.

- The *Renewable Diesel segment* represents the operations of DGD, a consolidated joint venture as discussed in Note 11, and the associated activities to market renewable diesel and renewable

naphtha. The principal products manufactured by DGD and sold by this segment are renewable diesel and renewable naphtha. This segment sells some renewable diesel to the Refining segment, which is then sold to that segment's customers.

- The *Ethanol segment* includes the operations of our ethanol plants and the associated activities to market our ethanol and co-products. The principal products manufactured by our ethanol plants are ethanol and distillers grains. This segment sells some ethanol to the Refining segment for blending into gasoline, which is sold to that segment's customers as a finished gasoline product.

Operations that are not included in any of the reportable segments are included in the corporate category.

The following tables reflect information about our operating income (loss) and total expenditures for long-lived assets by reportable segment (in millions):

	Refining	Renewable Diesel	Ethanol	Corporate and Eliminations	Total
Year ended December 31, 2022					
Revenues:					
Revenues from external customers	$ 168,154	$ 3,483	$ 4,746	$ —	$ 176,383
Intersegment revenues	56	2,018	740	(2,814)	—
Total revenues	168,210	5,501	5,486	(2,814)	176,383
Cost of sales:					
Cost of materials and other (a)	144,588	4,350	4,628	(2,796)	150,770
Operating expenses (excluding depreciation and amortization expense reflected below)	5,509	255	625	—	6,389
Depreciation and amortization expense	2,247	122	59	—	2,428
Total cost of sales	152,344	4,727	5,312	(2,796)	159,587
Asset impairment loss	—	—	61	—	61
Other operating expenses	63	—	3	—	66
General and administrative expenses (excluding depreciation and amortization expense reflected below)	—	—	—	934	934
Depreciation and amortization expense	—	—	—	45	45
Operating income by segment	$ 15,803	$ 774	$ 110	$ (997)	$ 15,690
Total expenditures for long-lived assets (b)	$ 1,763	$ 879	$ 22	$ 73	$ 2,737

See notes on page 127.

	Refining	Renewable Diesel	Ethanol	Corporate and Eliminations	Total
Year ended December 31, 2021					
Revenues:					
Revenues from external customers	$ 106,947	$ 1,874	$ 5,156	$ —	$ 113,977
Intersegment revenues	14	468	433	(915)	—
Total revenues	106,961	2,342	5,589	(915)	113,977
Cost of sales:					
Cost of materials and other (a)	97,759	1,438	4,428	(911)	102,714
Operating expenses (excluding depreciation and amortization expense reflected below)	5,088	134	556	(2)	5,776
Depreciation and amortization expense	2,169	58	131	—	2,358
Total cost of sales	105,016	1,630	5,115	(913)	110,848
Other operating expenses	83	3	1	—	87
General and administrative expenses (excluding depreciation and amortization expense reflected below)	—	—	—	865	865
Depreciation and amortization expense	—	—	—	47	47
Operating income by segment	$ 1,862	$ 709	$ 473	$ (914)	$ 2,130
Total expenditures for long-lived assets (b)	$ 1,374	$ 1,049	$ 18	$ 17	$ 2,458
Year ended December 31, 2020					
Revenues:					
Revenues from external customers	$ 60,840	$ 1,055	$ 3,017	$ —	$ 64,912
Intersegment revenues	8	212	226	(446)	—
Total revenues	60,848	1,267	3,243	(446)	64,912
Cost of sales:					
Cost of materials and other (a)	56,093	500	2,784	(444)	58,933
LCM inventory valuation adjustment	(19)	—	—	—	(19)
Operating expenses (excluding depreciation and amortization expense reflected below)	3,944	85	406	—	4,435
Depreciation and amortization expense	2,138	44	121	—	2,303
Total cost of sales	62,156	629	3,311	(444)	65,652
Other operating expenses	34	—	1	—	35
General and administrative expenses (excluding depreciation and amortization expense reflected below)	—	—	—	756	756
Depreciation and amortization expense	—	—	—	48	48
Operating income (loss) by segment	$ (1,342)	$ 638	$ (69)	$ (806)	$ (1,579)
Total expenditures for long-lived assets (b)	$ 1,838	$ 548	$ 23	$ 27	$ 2,436

(a) Cost of materials and other for our Renewable Diesel segment is net of the blender's tax credit on qualified fuel mixtures of $761 million, $371 million, and $288 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(b) Total expenditures for long-lived assets includes amounts related to capital expenditures; deferred turnaround and catalyst costs; and property, plant, and equipment for acquisitions.

The following table provides a disaggregation of revenues from external customers for our principal products by reportable segment (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Refining:			
Gasolines and blendstocks	$ 70,496	$ 49,534	$ 26,278
Distillates	82,521	45,939	28,234
Other product revenues	15,137	11,474	6,328
Total Refining revenues	168,154	106,947	60,840
Renewable Diesel:			
Renewable diesel	3,333	1,874	1,055
Renewable naphtha	150	—	—
Total Renewable Diesel revenues	3,483	1,874	1,055
Ethanol:			
Ethanol	3,653	4,122	2,353
Distillers grains	1,093	1,034	664
Total Ethanol revenues	4,746	5,156	3,017
Revenues	$ 176,383	$ 113,977	$ 64,912

Revenues by geographic area are shown in the following table (in millions). The geographic area is based on location of customer and no customer accounted for 10 percent or more of our revenues.

	Year Ended December 31,		
	2022	**2021**	**2020**
U.S.	$ 126,722	$ 82,940	$ 45,174
Canada	11,743	6,597	4,294
U.K. and Ireland	17,822	13,307	9,268
Other countries	20,096	11,133	6,176
Revenues	$ 176,383	$ 113,977	$ 64,912

Long-lived assets include property, plant, and equipment and certain long-lived assets included in "deferred charges and other assets, net." Long-lived assets by geographic area consisted of the following (in millions):

	December 31,	
	2022	**2021**
U.S.	$ 29,378	$ 28,518
Canada	1,634	1,855
U.K. and Ireland	1,301	1,528
Mexico and Peru	860	859
Total long-lived assets	$ 33,173	$ 32,760

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Total assets by reportable segment were as follows (in millions):

	December 31,		
	2022		2021
Refining	$ 48,484	$	47,365
Renewable Diesel	5,217		3,437
Ethanol	1,551		1,812
Corporate and eliminations	5,730		5,274
Total assets	$ 60,982	$	57,888

As of December 31, 2022 and 2021, our investments in nonconsolidated joint ventures accounted for under the equity method were $724 million and $734 million, respectively, all of which related to the Refining segment and are reflected in "deferred charges and other assets, net" as presented in Note 6.

17. SUPPLEMENTAL CASH FLOW INFORMATION

In order to determine net cash provided by operating activities, net income (loss) is adjusted by, among other things, changes in current assets and current liabilities as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Decrease (increase) in current assets:			
Receivables, net	$ (1,619)	$ (4,382)	$ 2,773
Inventories	(672)	(253)	1,007
Prepaid expenses and other	(180)	(22)	101
Increase (decrease) in current liabilities:			
Accounts payable	521	6,301	(4,068)
Accrued expenses	(5)	253	48
Taxes other than income taxes payable	98	104	37
Income taxes payable	231	224	(243)
Changes in current assets and current liabilities	$ (1,626)	$ 2,225	$ (345)

Changes in current assets and current liabilities for the year ended December 31, 2022 were primarily due to the following:

• The increase in receivables was primarily due to an increase in refined petroleum product prices in December 2022 compared to December 2021;

• The increase in inventories was primarily due to an increase in inventory volumes associated with the DGD Port Arthur Plant, which commenced operations in the fourth quarter; and

• The increase in accounts payable was primarily due to an increase in feedstock volumes purchased for the start-up of the DGD Port Arthur Plant in December 2022 compared to December 2021.

Changes in current assets and current liabilities for the year ended December 31, 2021 were primarily due to the following:

- The increase in receivables was primarily due to an increase in refined petroleum product prices in December 2021 compared to December 2020 combined with an increase in refined petroleum product sales volumes, partially offset by a decrease in income taxes receivable associated with the receipt of a $962 million refund related to our U.S. federal income tax return for 2020; and

- The increase in accounts payable was primarily due to an increase in crude oil and other feedstock prices in December 2021 compared to December 2020 combined with an increase in crude oil and other feedstock volumes purchased.

Changes in current assets and current liabilities for the year ended December 31, 2020 were primarily due to the following:

- The decrease in receivables was due to (i) a decrease of $3.3 billion as a result of a decrease in sales volumes combined with a decrease in the prices of our products in December 2020 compared to December 2019 and (ii) the collection of $449 million for a blender's tax credit receivable attributable to volumes blended during 2019 and 2018, partially offset by an increase in income taxes receivable of $1.0 billion primarily due to the recognition of a current income tax benefit;

- The decrease in inventories was primarily due to a reduction of higher-cost inventory volumes in our Refining segment in December 2020 compared to December 2019; and

- The decrease in accounts payable was due to a decrease in crude oil and other feedstock volumes purchased combined with a decrease in crude oil and other feedstock prices in December 2020 compared to December 2019.

Cash flows related to interest and income taxes were as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest paid in excess of amount capitalized, including interest on finance leases	$ 570	$ 598	$ 526
Income taxes paid (refunded), net (see Note 14)	3,288	(842)	203

Supplemental cash flow information related to our operating and finance leases was as follows (in millions):

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows	$ 395	$ 83	$ 397	$ 72	$ 444	$ 97
Investing cash flows	—	—	1	—	1	—
Financing cash flows	—	180	—	135	—	80
Changes in lease balances resulting from new and modified leases (a)	178	660	451	378	263	950

_____

(a) Noncash activity for the year ended December 31, 2022 primarily included approximately $500 million for a finance lease ROU asset and related liability recognized in connection with the completion of the DGD Port Arthur Plant described in Note 4.

Noncash activity for the year ended December 31, 2020 primarily included approximately $800 million for a finance lease ROU asset and related liability recognized in connection with the terminaling agreement with MVP. Upon completion of construction of the MVP Terminal in the first quarter of 2020, we recognized a finance lease ROU asset and related liability of approximately $1.4 billion in connection with the terminaling agreement with MVP to utilize the MVP Terminal for an initial term of 12 years and renewal option periods. In the fourth quarter of 2020 in connection with our review of certain of our logistics investments, including MVP, we notified MVP that we would not renew the terminaling agreement after its initial noncancelable term. Consequently, we derecognized approximately $600 million of the finance lease liability and related ROU asset, which were noncash financing and investing activities, respectively.

There were no significant noncash investing and financing activities during the years ended December 31, 2022, 2021, and 2020, except as noted in the table above.

18. FAIR VALUE MEASUREMENTS

General

GAAP requires or permits certain assets and liabilities to be measured at fair value on a recurring or nonrecurring basis in our balance sheets, and those assets and liabilities are presented below under "*Recurring Fair Value Measurements*" and "*Nonrecurring Fair Value Measurements*." Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period. Assets and liabilities measured at fair value on a nonrecurring basis, such as the impairment of property, plant and equipment, are measured at fair value in particular circumstances.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in our balance sheet is presented below under "*Other Financial Instruments*."

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. The following is a description of each of the levels of the fair value hierarchy.

- *Level 1* - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

- *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- *Level 3* - Unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or our own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements

The following tables present information (in millions) about our assets and liabilities recognized at their fair values in our balance sheets categorized according to the fair value hierarchy of the inputs utilized by us to determine the fair values as of December 31, 2022 and 2021.

We have elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. We have no derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	December 31, 2022							
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3					
Assets								
Commodity derivative contracts	$ 830	$ —	$ —	$ 830	$ (705)	$ (8)	$ 117	$ —
Physical purchase contracts	—	4	—	4	n/a	n/a	4	n/a
Investments of certain benefit plans	72	—	6	78	n/a	n/a	78	n/a
Investments in AFS debt securities	56	165	—	221	n/a	n/a	221	n/a
Total	$ 958	$ 169	$ 6	$1,133	$ (705)	$ (8)	$ 420	
Liabilities								
Commodity derivative contracts	$ 705	$ —	$ —	$ 705	$ (705)	$ —	$ —	$ (149)
Blending program obligations	—	55	—	55	n/a	n/a	55	n/a
Physical purchase contracts	—	4	—	4	n/a	n/a	4	n/a
Foreign currency contracts	2	—	—	2	n/a	n/a	2	n/a
Total	$ 707	$ 59	$ —	$ 766	$ (705)	$ —	$ 61	

	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	December 31, 2021							
	Level 1	Level 2	Level 3					
Assets								
Commodity derivative contracts	$ 522	$ —	$ —	$ 522	$ (444)	$ (15)	$ 63	$ —
Physical purchase contracts	—	4	—	4	n/a	n/a	4	n/a
Foreign currency contracts	1	—	—	1	n/a	n/a	1	n/a
Investments of certain benefit plans	83	—	6	89	n/a	n/a	89	n/a
Total	$ 606	$ 4	$ 6	$ 616	$ (444)	$ (15)	$ 157	
Liabilities								
Commodity derivative contracts	$ 472	$ —	$ —	$ 472	$ (444)	$ (28)	$ —	$ (41)
Blending program obligations	—	57	—	57	n/a	n/a	57	n/a
Physical purchase contracts	—	5	—	5	n/a	n/a	5	n/a
Foreign currency contracts	10	—	—	10	n/a	n/a	10	n/a
Total	$ 482	$ 62	$ —	$ 544	$ (444)	$ (28)	$ 72	

A description of our assets and liabilities recognized at fair value along with the valuation methods and inputs we used to develop their fair value measurements are as follows:

- Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on our results of operations and cash flows as discussed in Note 19. These contracts are measured at fair value using a market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

- Physical purchase contracts represent the fair value of fixed-price corn purchase contracts. The fair values of these purchase contracts are measured using a market approach based on quoted prices from the commodity exchange or an independent pricing service and are categorized in Level 2 of the fair value hierarchy.

- Investments of certain benefit plans consist of investment securities held by trusts for the purpose of satisfying a portion of our obligations under certain U.S. nonqualified benefit plans. The plan assets categorized in Level 1 of the fair value hierarchy are measured at fair value using a market approach based on quoted prices from national securities exchanges. The plan assets categorized in Level 3 of the fair value hierarchy represent insurance contracts, the fair value of which is provided by the insurer.

- Investments in AFS debt securities consist primarily of commercial paper and U.S. government treasury bills and have maturities within one year. As of December 31, 2022, the securities reflected as cash and cash equivalents and prepaid expenses and other were $125 million and $96 million, respectively, depending on their original maturities when acquired. The securities categorized in Level 1 are measured at fair value using a market approach based on quoted prices from national securities exchanges, and the securities categorized in Level 2 are measured at fair value using a market approach based on quoted prices from independent pricing services. The amortized cost basis of the securities approximates fair value. Unrealized gains and losses and realized gains and losses were de minimis. There were no AFS debt securities held as of December 31, 2021.

- Blending program obligations represent our liability for the purchase of compliance credits needed to satisfy our blending obligations under the Renewable and Low-Carbon Fuel Programs. The blending program obligations are categorized in Level 2 of the fair value hierarchy and are measured at fair value using a market approach based on quoted prices from an independent pricing service.

- Foreign currency contracts consist of foreign currency exchange and purchase contracts and foreign currency swap agreements related to our foreign operations to manage our exposure to exchange rate fluctuations on transactions denominated in currencies other than the local (functional) currencies of our operations. These contracts are valued based on quoted foreign currency exchange rates and are categorized in Level 1 of the fair value hierarchy.

Nonrecurring Fair Value Measurements

As discussed in Note 5, we concluded that our Lakota ethanol plant was impaired as of December 31, 2022, which resulted in an asset impairment loss of $61 million. The fair value of the Lakota ethanol plant was determined using a combination of the income and market approaches and was classified in Level 3. We employed a probability-weighted approach to possible future cash flow scenarios, including the use of peer company metrics and comparison to a recent sales transaction.

There were no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021, except as noted above.

Other Financial Instruments

Financial instruments that we recognize in our balance sheets at their carrying amounts are shown in the following table along with their associated fair values (in millions):

	Fair Value Hierarchy	December 31, 2022		December 31, 2021	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:					
Cash and cash equivalents	Level 1	$ 4,862	$ 4,862	$ 4,122	$ 4,122
Financial liabilities:					
Debt (excluding finance lease obligations)	Level 2	9,241	8,902	11,950	13,668

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. PRICE RISK MANAGEMENT ACTIVITIES

General

We are exposed to market risks primarily related to the volatility in the price of commodities, foreign currency exchange rates, and the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. We enter into derivative instruments to manage some of these risks, including derivative instruments related to the various commodities we purchase or produce, and foreign currency exchange and purchase contracts, as described below under "*Risk Management Activities by Type of Risk.*" These derivative instruments are recorded as either assets or liabilities measured at their fair values (see Note 18), as summarized below under "*Fair Values of Derivative Instruments.*" The effect of these derivative instruments on our income and other comprehensive income (loss) is summarized below under "*Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss).*"

Risk Management Activities by Type of Risk
    Commodity Price Risk
We are exposed to market risks related to the volatility in the price of feedstocks (primarily crude oil, waste and renewable feedstocks, and corn), the products we produce, and natural gas used in our operations. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, such as futures and options. Our positions in commodity derivative instruments are monitored and managed on a daily basis by our risk control group to ensure compliance with our stated risk management policy that has been approved by our Board.

We primarily use commodity derivative instruments as cash flow hedges and economic hedges. Our objectives for entering into each type of hedge is described below.

- *Cash flow hedges* – The objective of our cash flow hedges is to lock in the price of forecasted purchases and/or product sales at existing market prices that we deem favorable.

- *Economic hedges* – Our objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and (ii) lock in the price of forecasted purchases and/or product sales at existing market prices that we deem favorable.

136

As of December 31, 2022, we had the following outstanding commodity derivative instruments that were used as cash flow hedges and economic hedges, as well as commodity derivative instruments related to the physical purchase of corn at a fixed price. The information presents the notional volume of outstanding contracts by type of instrument and year of maturity (volumes in thousands of barrels, except corn contracts that are presented in thousands of bushels).

	Notional Contract Volumes by Year of Maturity
	2023
Derivatives designated as cash flow hedges:	
Refined petroleum products:	
Futures – long	2,929
Futures – short	7,589
Derivatives designated as economic hedges:	
Crude oil and refined petroleum products:	
Futures – long	73,415
Futures – short	68,973
Corn:	
Futures – long	46,820
Futures – short	92,830
Physical contracts – long	42,223

Foreign Currency Risk
We are exposed to exchange rate fluctuations on transactions related to our foreign operations that are denominated in currencies other than the local (functional) currencies of our operations. To manage our exposure to these exchange rate fluctuations, we often use foreign currency contracts. These contracts are not designated as hedging instruments for accounting purposes and therefore are classified as economic hedges. As of December 31, 2022, we had foreign currency contracts to purchase $610 million of U.S. dollars. These commitments matured on or before January 25, 2023.

Renewable and Low-Carbon Fuel Programs Price Risk
We are exposed to market risk related to the volatility in the price of credits needed to comply with the Renewable and Low-Carbon Fuel Programs. To manage this risk, we enter into contracts to purchase these credits. Some of these contracts are derivative instruments; however, we elect the normal purchase exception and do not record these contracts at their fair values. The Renewable and Low-Carbon Fuel Programs require us to blend a certain volume of renewable and low-carbon fuels into the petroleum-based transportation fuels we produce in, or import into, the respective jurisdiction to be consumed therein based on annual quotas. To the degree we are unable to blend at the required quotas, we must purchase compliance credits (primarily RINs). For the years ended December 31, 2022, 2021, and 2020, the cost of meeting our credit obligations under the Renewable and Low-Carbon Fuel Programs was $1.5 billion, $2.1 billion, and $767 million, respectively, which are reflected in cost of materials and other.

Fair Values of Derivative Instruments

The following table provides information about the fair values of our derivative instruments as of December 31, 2022 and 2021 (in millions) and the line items in the balance sheets in which the fair values are reflected. See Note 18 for additional information related to the fair values of our derivative instruments.

As indicated in Note 18, we net fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following table, however, is presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts:

	Balance Sheet Location	December 31, 2022		December 31, 2021	
		Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives designated as hedging instruments:					
Commodity contracts	Receivables, net	$ 61	$ 44	$ 3	$ 26
Derivatives not designated as hedging instruments:					
Commodity contracts	Receivables, net	$ 769	$ 661	$ 519	$ 446
Physical purchase contracts	Inventories	4	4	4	5
Foreign currency contracts	Receivables, net	—	—	1	—
Foreign currency contracts	Accrued expenses	—	2	—	10
Total		$ 773	$ 667	$ 524	$ 461

Market Risk

Our price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. We closely monitor and manage our exposure to market risk on a daily basis in accordance with policies approved by our Board. Market risks are monitored by our risk control group to ensure compliance with our stated risk management policy. We do not require any collateral or other security to support derivative instruments into which we enter. We also do not have any derivative instruments that require us to maintain a minimum investment-grade credit rating.

VALERO ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss)

The following table provides information about the gain (loss) recognized in income and other comprehensive income (loss) due to fair value adjustments of our cash flow hedges (in millions):

Derivatives in Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31,		
		2022	2021	2020
Commodity contracts:				
Gain (loss) recognized in other comprehensive income (loss)	n/a	$ (292)	$ (44)	$ 38
Gain (loss) reclassified from accumulated other comprehensive loss into income	Revenues	(286)	(46)	34

For cash flow hedges, no component of any derivative instrument's gain or loss was excluded from the assessment of hedge effectiveness for the years ended December 31, 2022, 2021, and 2020. For the years ended December 31, 2022, 2021, and 2020, cash flow hedges primarily related to forward sales of renewable diesel. The estimated deferred after-tax loss that is expected to be reclassified into revenues over the next 12 months as a result of the hedged transactions that are forecasted to occur as of December 31, 2022 was not material. For the years ended December 31, 2022, 2021, and 2020, there were no amounts reclassified from accumulated other comprehensive loss into income as a result of the discontinuance of cash flow hedge accounting. The changes in accumulated other comprehensive loss by component, net of tax, for the years ended December 31, 2022, 2021, and 2020 are described in Note 10.

The following table provides information about the gain (loss) recognized in income on our derivative instruments with respect to our economic hedges and our foreign currency hedges and the line items in the statements of income in which such gains (losses) are reflected (in millions):

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31,		
		2022	2021	2020
Commodity contracts	Revenues	$ (17)	$ 28	$ —
Commodity contracts	Cost of materials and other	(988)	(86)	99
Commodity contracts	Operating expenses (excluding depreciation and amortization expense)	(1)	54	2
Foreign currency contracts	Cost of materials and other	73	9	27
Foreign currency contracts	Other income, net	(119)	44	(13)

139

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management has evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Internal Control over Financial Reporting
    (a) Management's Report on Internal Control over Financial Reporting.
The management report on our internal control over financial reporting required by this item appears in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" on page 66 of this report, and is incorporated by reference into this item.

    (b) Attestation Report of the Independent Registered Public Accounting Firm.
KPMG LLP's report on our internal control over financial reporting appears in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" beginning on page 69 of this report, and is incorporated by reference into this item.

    (c) Changes in Internal Control over Financial Reporting.
There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

In 2022, our performance exceeded our 2025 GHG reduction/displacement target, which is three years ahead of schedule. Accordingly, on February 23, 2023, our Human Resources and Compensation Committee, a committee of our Board, approved a modification to our energy transition performance modifier for performance shares that continues on to our 2035 GHG reduction/displacement target.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEMS 10-14.

The information required by ITEMS 10 through 14 of Form 10-K is incorporated by reference into these items to the definitive proxy statement for our 2023 annual meeting of stockholders. We expect to file the proxy statement with the SEC on or before March 31, 2023. No other information other than what is required to satisfy ITEMS 10 through 14 of Form 10-K is incorporated by reference into these items from such proxy statement. See the cross-reference sheet on page "i."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   **1. Financial Statements**. The following are included in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Form 10-K:

	Page
Management's report on internal control over financial reporting	66
Reports of independent registered public accounting firm (PCAOB ID: 185)	67
Consolidated balance sheets as of December 31, 2022 and 2021	71
Consolidated statements of income for the years ended December 31, 2022, 2021, and 2020	72
Consolidated statements of comprehensive income for the years ended December 31, 2022, 2021, and 2020	73
Consolidated statements of equity for the years ended December 31, 2022, 2021, and 2020	74
Consolidated statements of cash flows for the years ended December 31, 2022, 2021, and 2020	75
Notes to consolidated financial statements	76

2. Financial Statement Schedules and Other Financial Information. No financial statement schedules are submitted because either they are inapplicable or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits. Filed as part of this Form 10-K are the following exhibits:

Index to Exhibits

3.01 — Amended and Restated Certificate of Incorporation of Valero Energy Corporation, formerly known as Valero Refining and Marketing Company–incorporated by reference to Exhibit 3.1 to Valero's Registration Statement on Form S-1 (SEC File No. 333-27013) filed May 13, 1997.

3.02 — Certificate of Amendment (July 31, 1997) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.02 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

3.03 — Certificate of Merger of Ultramar Diamond Shamrock Corporation with and into Valero Energy Corporation dated December 31, 2001–incorporated by reference to Exhibit 3.03 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

3.04 — Amendment (effective December 31, 2001) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.1 to Valero's current report on Form 8-K dated December 31, 2001, and filed January 11, 2002 (SEC File No. 001-13175).

3.05 — Second Certificate of Amendment (effective September 17, 2004) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.04 to Valero's quarterly report on Form 10-Q for the quarter ended September 30, 2004 (SEC File No. 001-13175).

3.06 — Certificate of Merger of Premcor Inc. with and into Valero Energy Corporation effective September 1, 2005–incorporated by reference to Exhibit 2.01 to Valero's quarterly report on Form 10-Q for the quarter ended September 30, 2005 (SEC File No. 001-13175).

3.07 — Third Certificate of Amendment (effective December 2, 2005) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.07 to Valero's annual report on Form 10-K for the year ended December 31, 2005 (SEC File No. 001-13175).

3.08 — Fourth Certificate of Amendment (effective May 24, 2011) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 4.8 to Valero's current report on Form 8-K dated and filed May 24, 2011 (SEC File No. 001-13175).

3.09 — Fifth Certificate of Amendment (effective May 13, 2016) to Restated Certificate of Incorporation of Valero Energy Corporation–incorporated by reference to Exhibit 3.02 to Valero's current report on Form 8-K dated May 12, 2016, and filed May 18, 2016 (SEC File No. 001-13175).

3.10 — Amended and Restated Bylaws of Valero Energy Corporation–incorporated by reference to Exhibit 3.01 to Valero's current report on Form 8-K dated March 15, 2022 and filed March 18, 2022 (SEC File No. 001-13175).

4.01 — Indenture dated as of December 12, 1997 between Valero Energy Corporation and The Bank of New York–incorporated by reference to Exhibit 3.4 to Valero's Registration Statement on Form S-3 (SEC File No. 333-56599) filed June 11, 1998.

4.02 — Indenture (Senior Indenture) dated as of June 18, 2004 between Valero Energy Corporation and Bank of New York–incorporated by reference to Exhibit 4.7 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.03 — Form of Indenture related to subordinated debt securities–incorporated by reference to Exhibit 4.8 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.04 — Indenture dated as of March 10, 2015 between Valero Energy Corporation and U.S. Bank National Association, as trustee-incorporated by reference to Exhibit 4.1 to Valero's Registration Statement on Form S-3 (SEC File No. 333-202635) filed March 10, 2015.

4.05 — Indenture, dated as of November 30, 2016, between Valero Energy Partners LP, as issuer, and U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.1 to Valero Energy Partners LP's Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration File No. 333-208052) filed November 30, 2016.

4.06 — First Supplemental Indenture (with Parent Guarantee), dated as of January 10, 2019, among Valero Energy Partners LP, as issuer; Valero Energy Corporation, as parent guarantor; and U.S. Bank National Association, as trustee–incorporated by reference to Exhibit 4.2 to Valero's current report on Form 8-K dated and filed January 10, 2019 (SEC File No. 001-13175).

4.07 — Specimen Certificate of Common Stock–incorporated by reference to Exhibit 4.1 to Valero's Registration Statement on Form S-3 (SEC File No. 333-116668) filed June 21, 2004.

4.08 — Description of Valero Energy Corporation common stock, $0.01 par value–incorporated by reference to Exhibit 4.09 to Valero's annual report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-13175).

+10.01 — Valero Energy Corporation Annual Bonus Plan, amended and restated as of February 28, 2018–incorporated by reference to Exhibit 10.01 to Valero's annual report on Form 10-K for the year ended December 31, 2017 (SEC File No. 001-13175).

+10.02 — Valero Energy Corporation 2011 Omnibus Stock Incentive Plan, amended and restated February 25, 2016–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-13175).

+10.03 — Valero Energy Corporation 2020 Omnibus Stock Incentive Plan–incorporated by reference to Appendix A to Valero's Definitive Proxy Statement on Schedule 14A, filed March 19, 2020 (SEC File No. 001-13175).

+10.04 — Amendment No. 1 to the Valero Energy Corporation 2020 Omnibus Stock Incentive Plan effective October 1, 2021–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-13175).

+10.05 — Valero Energy Corporation Deferred Compensation Plan, amended and restated as of January 1, 2008–incorporated by reference to Exhibit 10.04 to Valero's annual report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-13175).

+10.06 — Valero Energy Corporation Amended and Restated Supplemental Executive Retirement Plan, amended and restated as of November 10, 2008–incorporated by reference to Exhibit 10.08 to Valero's annual report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-13175).

+10.07 — Valero Energy Corporation Excess Pension Plan, as amended and restated effective December 31, 2011–incorporated by reference to Exhibit 10.10 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.08 — Form of Change of Control Severance Agreement (Tier I) between Valero Energy Corporation and executive officer–incorporated by reference to Exhibit 10.15 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.09 — Form of Amendment (dated January 7, 2013) to Change of Control Severance Agreements (to eliminate excise tax gross-up benefit)–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2012 (SEC File No. 001-13175).

+10.10 — Form of Change of Control Severance Agreement (Tier II-A) between Valero Energy Corporation and executive officer–incorporated by reference to Exhibit 10.02 to Valero's current report on Form 8-K dated November 2, 2016, and filed November 7, 2016 (SEC File No. 001-13175).

+10.11 — Schedule of Tier II-A Change of Control Agreements–incorporated by reference to Exhibit 10.10 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

+10.12 — Form of Amendment (dated January 17, 2017) to Change of Control Severance Agreements, amending Section 9 thereof–incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated and filed January 17, 2017 (SEC File No. 001-13175).

+10.13 — Form of Performance Share Agreement (2019 and prior outstanding grants)–incorporated by reference to Exhibit 10.13 to Valero's annual report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-13175).

+10.14 — Form of Performance Share Agreement (2020 grant–first tranche)–incorporated by reference to Exhibit 10.13 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

+10.15 — Form of Stock Option Agreement–incorporated by reference to Exhibit 10.21 to Valero's annual report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-13175).

+10.16 — Form of Performance Stock Option Agreement–incorporated by reference to Exhibit 10.21 to Valero's annual report on Form 10-K for the year ended December 31, 2012 (SEC File No. 001-13175).

+10.17 — Form of Restricted Stock Agreement (2019 and prior outstanding grants)–incorporated by reference to Exhibit 10.25 to Valero's annual report on Form 10-K for the year ended December 31, 2012 (SEC File No. 001-13175).

+10.18 — Form of Restricted Stock Agreement (2020 and 2021 grants)–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

+10.19 — Long-Term Incentive Agreement dated as of December 18, 2019, between Valero Energy Corporation and R. Lane Riggs–incorporated by reference to Exhibit 10.17 to Valero's annual report on Form 10-K for the year ended December 31, 2019 (SEC File No. 001-13175).

+10.20 — Letter Agreement, dated June 18, 2020, between Valero Energy Corporation and Donna M. Titzman–incorporated by reference to Exhibit 10.1 to Valero's current report on Form 8-K dated June 18, 2020, and filed June 22, 2020 (SEC File No. 001-13175).

+10.21 — Form of Stock Unit Award Agreement for Non-Employee Directors (standard)-incorporated by reference to Exhibit 10.01 to Valero's current report on Form 8-K dated April 30, 2019, and filed May 1, 2019 (SEC File No. 001-13175).

+10.22 — Form of Stock Unit Award Agreement for Non-Employee Directors (with one-year hold provision)-incorporated by reference to Exhibit 10.02 to Valero's current report on Form 8-K dated April 30, 2019, and filed May 1, 2019 (SEC File No. 001-13175).

10.23 — Fifth Amended and Restated Revolving Credit Agreement, dated as of November 22, 2022, among Valero Energy Corporation, as Borrower; JPMorgan Chase Bank, N.A., as Administrative Agent; and the lenders named therein–incorporated by reference to Exhibit 99.1 to Valero's current report on Form 8-K dated November 22, 2022, and filed November 22, 2022 (SEC File No. 001-13175).

+10.24 — Form of Amended and Restated Performance Share Agreement (2020 grant–second and third tranches)–incorporated by reference to Exhibit 10.01 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2021 (SEC File No. 001-13175).

+10.25 — Form of Performance Share Agreement (2021 grant and current)–incorporated by reference to Exhibit 10.02 to Valero's quarterly report on Form 10-Q for the quarter ended March 31, 2021 (SEC File No. 001-13175).

+10.26 — Form of Restricted Stock Agreement (current)–incorporated by reference to Exhibit 10.26 to Valero's annual report on Form 10-K for the year ended December 31, 2021 (SEC File No. 001-13175).

14.01 — Code of Ethics for Senior Financial Officers–incorporated by reference to Exhibit 14.01 to Valero's annual report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-13175).

14.02 — Valero Energy Corporation Code of Business Conduct and Ethics–incorporated by reference to Exhibit 14.1 to Valero's current report on Form 8-K dated January 26, 2021, and filed January 29, 2021 (SEC File No. 001-13175).

*21.01 — Valero Energy Corporation subsidiaries.

22.01 — Subsidiary Issuer of Guaranteed Securities–incorporated by reference to Exhibit 22.01 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

*23.01 — Consent of KPMG LLP dated February 23, 2023.

*24.01 — Power of Attorney dated February 23, 2023 (on the signature page of this Form 10-K).

*31.01 — Rule 13a-14(a) Certification (under Section 302 of the Sarbanes-Oxley Act of 2002) of principal executive officer.

*31.02 — Rule 13a-14(a) Certification (under Section 302 of the Sarbanes-Oxley Act of 2002) of principal financial officer.

**32.01 — Section 1350 Certifications (under Section 906 of the Sarbanes-Oxley Act of 2002).

99.01 — Audit Committee Pre-Approval Policy–incorporated by reference to Exhibit 99.01 to Valero's annual report on Form 10-K for the year ended December 31, 2020 (SEC File No. 001-13175).

***101.INS — Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

***101.SCH — Inline XBRL Taxonomy Extension Schema Document.

***101.CAL — Inline XBRL Taxonomy Extension Calculation Linkbase Document.

***101.DEF — Inline XBRL Taxonomy Extension Definition Linkbase Document.

***101.LAB — Inline XBRL Taxonomy Extension Label Linkbase Document.

***101.PRE — Inline XBRL Taxonomy Extension Presentation Linkbase Document.

***104 — Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

**   Furnished herewith.

***   Submitted electronically herewith.

+   Identifies management contracts or compensatory plans or arrangements required to be filed as an exhibit hereto.

Pursuant to paragraph 601(b)(4)(iii)(A) of Regulation S-K, the registrant has omitted from the foregoing listing of exhibits, and hereby agrees to furnish to the SEC upon its request, copies of certain instruments, each relating to debt not exceeding 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALERO ENERGY CORPORATION
(Registrant)

By: /s/ Joseph W. Gorder
_____
(Joseph W. Gorder)
Chairman of the Board
and Chief Executive Officer

Date: February 23, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph W. Gorder, Jason W. Fraser, and Richard J. Walsh, or any of them, each with power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent amendments and supplements to this annual report on Form 10-K, and to file the same, or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby qualifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph W. Gorder (Joseph W. Gorder)	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 23, 2023
/s/ Jason W. Fraser (Jason W. Fraser)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2023
/s/ Fred M. Diaz (Fred M. Diaz)	Director	February 23, 2023
/s/ H. Paulett Eberhart (H. Paulett Eberhart)	Director	February 23, 2023
/s/ Marie A. Ffolkes (Marie A. Ffolkes)	Director	February 23, 2023
/s/ Kimberly S. Greene (Kimberly S. Greene)	Director	February 23, 2023
/s/ Deborah P. Majoras (Deborah P. Majoras)	Director	February 23, 2023
/s/ Eric D. Mullins (Eric D. Mullins)	Director	February 23, 2023
/s/ Donald L. Nickles (Donald L. Nickles)	Director	February 23, 2023
/s/ Philip J. Pfeiffer (Philip J. Pfeiffer)	Director	February 23, 2023
/s/ Robert A. Profusek (Robert A. Profusek)	Director	February 23, 2023
/s/ Randall J. Weisenburger (Randall J. Weisenburger)	Director	February 23, 2023
/s/ Rayford Wilkins, Jr. (Rayford Wilkins, Jr.)	Director	February 23, 2023

INTENTIONALLY LEFT BLANK



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